Form 20-F
period 2023-12-31
ParaZero Technologies Ltd.
filed 2024-03-21
CIK 1916241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-41760

ParaZero Technologies Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	30 Dov Hoz Kiryat Ono, 5555626, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Boaz Shetzer

Chief Executive Officer

30 Dov Hoz

Kiryat Ono, Israel 55555626

Tel: +972-3-688-5252

Email: contact@ParaZero.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary Shares, par value NIS 0.02 per share	PRZO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 10,073,956 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “Parazero,” “we,” “us,” “our” and other similar designations refer to Parazero Technologies Ltd. All references to “ordinary shares” are to our ordinary shares, par value NIS 0.02.

The financial statements were prepared in accordance with generally accepted accounting principles in the United States, or GAAP.

Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year.

Our reporting currency and functional currency is the U.S. dollar. In this Annual Report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

All trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from the U.S. Federal Aviation Administration or other governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those material risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Risks Related to Our Business and Industry

●	The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

●	The Company’s adoption of new business models could fail to produce any financial returns.

●	The Company will be affected by operational risks and may not be adequately insured for certain risks.

●	The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

●	The Company operates in a competitive market.

●	The markets in which the Company competes are characterized by rapid technological change.

●	Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies, or limitations put on the use of small UAS in response to public privacy concerns, may prevent us from expanding the sales of our drone solutions to commercial and industrial customers in the United States.

●	We are subject to governmental regulation and other legal obligations in jurisdictions outside of the U.S., and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

●	Failure to make competitive technological advances will put us at a disadvantage and may lead to negative operational and financial outcome.

●	If we fail to offer high-quality products or customer service, our business and reputation could suffer.

●	Our products and certain projects have lengthy sales cycles that make it difficult to plan our expenses and forecast results.

●	The Company’s commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more cost-effective to use than our products or services.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	The Company relies on its business partners, and they may be given access to sensitive and proprietary information in order to provide services and support to the Company’s teams.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Risks Related to the Ownership of Our Ordinary Shares

●	Sales of a substantial number of our Ordinary Shares in the public market, including resale of the shares issued to the selling shareholders, by our existing shareholders could cause our share price to fall.

●	Our directors, officers and holders of 10% or more of our outstanding Ordinary Shares beneficially own approximately 19.92% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Risks Related to Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	We are exposed to fluctuations in currency exchange rates.

General Risk Factors

●	Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

●	Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Risks Related to Our Financial Condition and Capital Requirements

We are an early commercialization stage company and have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are an early commercialization stage company and have incurred net losses since our inception in 2013, including net losses of $3,771,379 and $1,653,038 for the years ended December 31, 2023 and 2022, respectively. As a result, we had accumulated losses of $18,423,057 as of December 31, 2023.

We have devoted substantially all of our financial resources to develop our products. We have financed our operations primarily through the issuance of equity securities, including convertible securities and loans. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish a sales, marketing, distribution and technical support infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any significant revenue from the sale of our current products and may never be profitable.

We are an early commercialization stage company and we have not yet generated any significant revenue since our inception. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development of our products;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing products, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, and other related activities;

●	the cost of establishing commercial supplies of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Risks Related to Our Business and Industry

The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development costs as part of its efforts to design, develop and commercialize new products and services and enhance its existing products. The Company believes that there are significant opportunities in a number of business areas. Because the Company accounts for research and development costs as operating expenses, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

The Company’s adoption of new business models could fail to produce any financial returns.

Forecasting the Company’s revenues and profitability for new business models is inherently uncertain and volatile. The Company’s actual revenues and profits for its business models may be significantly less than the Company’s forecasts. Additionally, the new business models could fail for one or more of the Company’s products or services, resulting in the loss of Company’s investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

The Company will be affected by operational risks and may not be adequately insured for certain risks.

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s technologies, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

The Company’s products are sold in rapidly evolving markets. The commercial unmanned aerial vehicle, or UAV, market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

●	generate sufficient revenue to reach and maintain profitability;

●	acquire and maintain market share;

●	achieve or manage growth in operations;

●	develop and renew contracts;

●	attract and retain additional engineers and other highly-qualified personnel;

●	successfully develop and commercially market new products;

●	adapt to new or changing policies and spending priorities of governments and government agencies; and

●	access additional capital when required and on reasonable terms.

If the Company fails to successfully address these and other challenges, risks and uncertainties, its business, results of operations and financial condition would be materially harmed.

The Company operates in a competitive market.

The Company faces competition and new competitors will continue to emerge throughout the world. Services offered by the Company’s competitors may take a larger share of consumer spending than anticipated, which could cause revenue generated from the Company’s products and services to fall below expectations. It is expected that competition in these markets will intensify.

If competitors of the Company develop and market more successful products or services, offer competitive products or services at lower price points, or if the Company does not produce consistently high-quality and well-received products and services, revenues, margins, and profitability of the Company will decline.

The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers. Examples include but are not limited to competition from other companies in the UAV industry.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to develop new products and product enhancements in an agile manner, and could render the Company’s existing products obsolete.

Continuing technological changes in the market for the Company’s products could make its products less competitive or obsolete, either generally or for particular applications. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and enhancements to its existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which it offers products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase the Company’s competitors’ products.

If the Company is unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, its products could lose market share, its revenue and profits could decline, and the Company could experience operating losses.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies, or limitations put on the use of small UAS in response to public privacy concerns, may prevent us from expanding the sales of our drone solutions to commercial and industrial customers in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the FAA issued a clarification of its existing policies stating that in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a COA from the FAA or fly in restricted airspace. The FAA’s COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA’s clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act, or the Part 107 Rules. The Part 107 Rules, which became effective in August 2016, provided safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. On December 28, 2020, the FAA announced final rules requiring remote identification of drones and allowing operators of small drones to fly over people and at night under certain conditions. We cannot assure you that any final rules enacted in furtherance of the FAA’s announced proposals will result in the expanded use of our solutions by commercial and industrial entities in the United States. In addition, there exists public concern regarding the privacy implications of U.S. commercial use of small UAS from foreign UAS manufacturers. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by the commercial use markets.

Failure to obtain necessary regulatory approvals from civil aviation authorities (CAA), or limitations put on the use of small UAV in response to public privacy concerns, may prevent the Company from expanding sales of its small UAV to non-military customers in various global regions, and may prevent the Company from testing or operating its aircraft and/or expanding its sales which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

We are subject to governmental regulation and other legal obligations in jurisdictions outside of the U.S., and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

The regulatory framework for drone safety issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our products are subject to a variety of laws and regulations, including regulation by various government agencies, such as the FAA, and foreign bodies and agencies such as Transport Canada, the European Union Aviation Safety Agency, or EASA, and the Civil Aviation Agency of Israel. The use of our products is also subject to certain authorization, certification and compliance requirements that vary depending on the jurisdiction in which our products are used. See “Item 4B. Business Overview  — Government Regulation” for additional information.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning drone safety in the United States, Canada, the European Union and other jurisdictions, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. Changes in the regulatory laws and regulations may require the Company to adapt new regulations with respect to technology, business, and operation, therefore it may result in a loss of revenues for the Company. We expect that existing laws, regulations and standards may be interpreted differently in the future. Compliance with any new obligations imposed by government bodies and agencies depends in part on how particular regulators interpret and apply them. If we fail to comply with these obligations or if regulators assert that we have failed to comply with these obligations, we may be subject to certain fines, sanctions, or other penalties, as well as litigation. Further, it could hinder the Company’s ability to retain existing customers and attract new customers, particularly if our products were perceived to be less compliant than our competitors’ products, which would have a material adverse impact on the Company’s prospects.

Additionally, many foreign countries and governmental bodies, including the European Union, India and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction that may be implicated by the use of our products. These laws and regulations often are more restrictive than those in the United States and heightened concerns over privacy and data protection may lead to restrictions that make the use of our products more difficult. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. See “Item 4B — Business Overview — Government Regulation” for additional information.

Future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could make incorporating our solutions into drones and using our products more difficult, which could decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. Any inability to adequately address safety and privacy concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

Failure to make competitive technological advances will put us at a disadvantage and may lead to negative operational and financial outcome.

The Company is focused on the development and application of drone technologies. Technology markets, by their very nature, are continually evolving. Particularly, the market of drone technologies may become increasingly competitive. To succeed, the company will need to research and develop enhancements to its existing suite of products and services, as well as new products and services that are suitable for existing applications of drone technology and new applications that might not yet exist.

There is no guarantee that the Company’s research and development activities will meet the changing needs of its customer markets. At the same time, products and technologies developed by others may render the Company’s products and technology obsolete or non-competitive which could materially adversely affect the business, operating results and financial prospects of the Company.

If we fail to offer high-quality products or customer service, our business and reputation could suffer.

The Company believes global branding is critical for the long-term success of the Company’s business. We will continue to differentiate ourselves from our competitors through our commitment to a high-quality products and customer experience. Accordingly, high-quality products and customer service are important for the growth of our business and any failure to maintain such standards, or a related market perception, could affect our ability to sell products and services to existing and prospective customers.

Negative commentary or complaints may have a damaging impact on the Company’s ability to achieve its business objectives. Further, as the Company’s business model is based on recurring revenue arising from technology users and customers, poor user experiences may result in loss of customers, adverse publicity, litigation, regulatory enquiries and reduction of use of the Company’s products.

Our products and certain projects have lengthy sales cycles that make it difficult to plan our expenses and forecast results.

The Company primarily markets its products and services to original equipment manufacturers, or OEMs, which are usually characterized by long sales cycles. Accordingly, the sales cycle can be long, and it can take months and years to close significant transactions, whilst remaining subject to changes in regulatory environments and customers’ budgets. More specifically, the Company may incur costs in connection with its marketing activities with potential customers that may not be recovered.

The Company mitigates these risks through its diversified business model and client base to ensure that it has a mix of ongoing revenue, whilst also building its commercial position in the commercial drone industry. However, the effectiveness of such mitigation efforts is difficult to predict.

The Company’s commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more cost-effective to use than our products or services.

The markets in which the Company operates are particularly competitive due to the lucrative nature of the contracts and contacts available within the commercial and industrial drone industries. The performance of the Company could be adversely affected if existing or new competitors reduce their market share through technology development, marketing and increased product or technology offerings or through price reduction for alternatives.

The Company may be subject to the risks associated with future acquisitions.

As part of the Company’s overall business strategy, the Company may pursue select strategic acquisitions that would provide additional product or service offerings, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Any such future acquisitions, if completed, may expose the Company to additional potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; I the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

The Company’s inability to retain management and key employees could impair the future success of the Company.

The Company’s future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of its executive officers or key development personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers and key employees could develop drone technologies that could compete with and take customers and market share away from the Company.

The Company may not be able to successfully manage its planned growth and expansion.

We expect to continue to make investments in our products in development. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If the Company fails to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, the Company may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. In particular, a period of significant growth in the number of personnel could place a strain upon the Company’s management systems and resources. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products.

The Company’s future will depend in part on the ability of its officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage its workforce. The Company’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

The Company faces uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact the Company’s business. Future economic distress may result in a decrease in demand for the Company’s products, which could have a material adverse impact on the Company’s operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing products, increase the cost and decrease the availability of sources of financing, and increase the Company’s exposure to material losses from bad debts, any of which could have a material adverse impact on the financial condition and operating results of the Company.

The Company’s operating results and financial condition may fluctuate.

Even if the Company is successful in marketing its products to the market, its operating results and financial condition may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to several factors, many of which will not be within the Company’s control. If the Company’s operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of the Ordinary Shares will likely decline. Fluctuations in the Company’s operating results and financial condition may be due to several factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations make forecasting more difficult and could cause us to fail to meet the expectations of investors and securities analysts, which could cause the trading price of our ordinary shares to fall substantially, resulting in the loss of all or part of your investment, and subject us to costly lawsuits, including securities class action suits.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

The Company obtains hardware components, various subsystems and systems from a limited group of suppliers. The Company does not have long-term agreements with any of these suppliers that obligate it to continue to sell components, subsystems, systems or products to the Company. The Company’s reliance on these suppliers involves significant risks and uncertainties, including whether its suppliers will provide an adequate supply of required components, subsystems or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of the Company’s products are periodically subject to supply shortages, and its business is subject to the risk of price increases and periodic delays in delivery. In particular, a number of the Company’s product designs incorporate a parachute which the Company sources from a limited number of suppliers. Similarly, the market for electronic components is subject to cyclical reductions in supply. If the Company is unable to obtain components from third-party suppliers in the quantities and of the quality that it requires, on a timely basis and at acceptable prices, then it may not be able to deliver its products on a timely or cost-effective basis to its customers, which could cause customers to terminate their contracts with the Company, increase the Company’s costs and seriously harm its business, results of operations and financial condition. Moreover, if any of the Company’s suppliers become financially unstable, then it may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign the Company’s products to accommodate components from different suppliers. The Company may experience significant delays in manufacturing and shipping its products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if the Company loses any of these sources or is required to redesign its products. The Company cannot predict if it will be able to obtain replacement components within the time frames that it requires at an affordable cost, if at all.

The Company’s products may be subject to recall or return.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, safety concerns, packaging issues and inadequate or inaccurate labeling disclosure. If any of the Company’s equipment were to be recalled due to an alleged product defect, safety concern or for any other reason, the Company could be required to incur unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management time and attention. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further management time and attention and potential legal fees, costs and other expenses.

If the Company releases defective products or services, its operating results could suffer.

Products and services designed and released by the Company involve extremely complex software programs and physical products, which are difficult to develop and distribute. While the Company has quality controls in place to detect and prevent defects in its products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting and preventing defects in the Company’s products and services before they have been released into the marketplace. In such an event, the Company could be required, or decide voluntarily, to suspend the availability of the product or services, which could significantly harm its business and operating results.

The Company’s products and services are complex and could have unknown defects or errors, which may give rise to legal claims against the Company, diminish its brand or divert its resources from other purposes.

The Company’s products rely on complex avionics, sensors, user-friendly interfaces and tightly integrated, electromechanical designs to accomplish their missions. Despite testing, the Company’s products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released or even after these products have been used by the Company’s customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to the Company’s reputation, any of which could materially harm the Company’s results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce the Company’s operating margins.

As a manufacturer of UAV products, and with aircraft and aviation sector companies under increased scrutiny, claims could be brought against us if use or misuse of one of our UAV products causes, or merely appears to have caused, personal injury or death. In addition, defects in our products may lead to other potential life, health and property risks, the results of which could significantly damage the Company’s reputation and support for its UAV products in general. The existence of any defects, errors or failures in the Company’s products or the misuse of the Company’s products could also lead to product liability claims or lawsuits against it. Any claims against the Company, regardless of their merit, could severely harm the Company’s financial condition and strain its management and other resources. The Company anticipates these risks will grow as use of its UAVs in domestic airspace and urban areas increases. The Company’s UAV test systems also have the potential to cause injury, death or property damage if they are misused, malfunction or fail to operate properly due to unknown defects or errors.

Although the Company maintains insurance policies, it cannot provide any assurance that this insurance will be adequate to protect the Company from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. In particular, we are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. A successful product liability claim could result in substantial cost to the Company. Even if the Company is fully insured as it relates to a particular claim, the claim could nevertheless diminish the Company’s brand and divert management’s attention and resources, which could have a negative impact on the Company’s business, financial condition and results of operations.

Shortfalls in available external research and development funding could adversely affect the Company.

The Company depends on its research and development activities to develop the core technologies used in its UAV products and for the development of the Company’s future products. A portion of the Company’s research and development activities can depend on funding by commercial companies and the Israeli government. Israeli government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for Israeli government funding. Any reductions in available research and development funding could harm the Company’s business, financial condition and operating results.

Negative consumer perception regarding the Company’s products could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company believes the UAV industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the products used. Consumer perception of these products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the use of UAV. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other publicity will be favorable to the UAV market. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, the efficacy, and quality of UAV based surveys in general, or the Company’s products specifically, could have a material adverse effect.

If the Company fails to successfully promote its product brand, this could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company believes that brand recognition is an important factor to its success. If the Company fails to promote its brands successfully, or if the expenses of doing so are disproportionate to any increased net sales it achieves, it would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. This will depend largely on the Company’s ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about the Company or its industry, the quality and reliability of the Company’s technologies, products and services, the Company’s risk management processes, changes to the Company’s technologies, products and services, its ability to effectively manage and resolve customer complaints, its privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with the Company’s products or services, could adversely affect the Company’s reputation and the confidence in and use of the Company’s technologies, products and services. Harm to the Company’s brand can arise from many sources, including; failure by the Company or its partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by the Company’s partners, service providers, or other counterparties. If the Company does not successfully maintain a strong and trusted brand, its business could be materially and adversely affected.

The Company may be subject to electronic communication security risks.

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

The Company’s business could be adversely affected if its consumer protection and data privacy practices are not perceived as adequate or there are breaches of its security measures or unintended disclosures of its consumer data.

The rate of privacy law-making is accelerating globally and interpretation and application of consumer protection and data privacy laws in Israel, the United States and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with the Company’s data and/or consumer protection practices. This could result in increased litigation, government or court-imposed fines, judgments or orders requiring that the Company change its practices, which could have an adverse effect on its business and reputation. Complying with these various laws could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of the Company’s information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. The Company could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. The Company’s systems are expected to be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

The Company relies on its business partners, and they may be given access to sensitive and proprietary information in order to provide services and support to the Company’s teams.

The Company does not rely on licensing partners and licensees but instead relies on sale, collaboration and other arrangements with third-party service providers, vendors and development partners that purchase the Company’s products and then seek regulatory approval for the combined use of their drones with the Company’s products. The Company has no licensing agreements or arrangements with, and does not receive any royalty payments from, any parties, except for one license agreement for the out-license of software previously developed by the Company for the production of its hardware, which has generated an immaterial amount of revenue. In some cases, third parties are given access to sensitive and proprietary information in order to provide services and support to the Company. These third parties may misappropriate the Company’s information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to the Company’s business operations. Further, disruptions in the financial markets and economic downturns may adversely affect the Company’s business partners and they may not be able to continue honoring their obligations to the Company. Alternative arrangements and services may not be available to the Company on commercially reasonable terms or the Company may experience business interruptions upon a transition to an alternative partner or vendor. If the Company loses one or more significant business partners, the Company’s business could be harmed.

Executive officers and directors may have rights to indemnification from the Company, including pursuant to directors’ and officers’ liability insurance policies, that will survive termination of their agreements.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Further, international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. See “Item 3D. — Risk Factors — Risks Related to Our Incorporation, Location and Operations in Israel” for further information.

The Company’s failure to manage the market and operational risks associated with its international operations effectively could limit the future growth of the Company’s business and adversely affect our operating results.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has adopted rules that require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business.

While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the scope and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the manufacturers, suppliers, customers, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. The extent to which the COVID-19 pandemic may continue to impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope and duration of the pandemic, the extent and effectiveness of government restrictions and other actions, including relief measures, implemented to address the impact of the pandemic, and resulting economic impacts. We are unable to determine the extent of the impact of the pandemic on our operations and financial condition going forward. These developments are highly uncertain and unpredictable and may materially adversely affect our financial position and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in Israel, the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Our patent portfolio consists of an aggregate of fifteen (15) patents and patent applications, as described in “Item 4.B — Business Overview — Intellectual Property”. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. Since March 15, 2013, the United States has moved to a first to file system. Changes to the way patent applications will be prosecuted could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

A substantial part of the commercial success of the Company will depend on its ability to maintain, establish and protect its intellectual property assets, maintain trade secret protection, register copyrights and trademarks, and operate without infringing the proprietary rights of third parties. Our patent portfolio consists of an aggregate of fifteen (15) patents and patent applications, as described in “Business — Intellectual Property.” We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patent applications to issue as patents. There is a further risk that the claims of each patent application, as filed, may change in scope during examination by the patent offices. Further, if and where a patent is granted, there can be no guarantee that such patent will be valid or enforceable or that the patent will be granted in other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from intellectual property that we develop or license.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect our business.

Risks Related to the Ownership of Our Ordinary Shares

Our directors, officers and holders of 10% or more of our outstanding Ordinary Shares beneficially own approximately 19.92% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of date of this Annual Report, our directors, officers and holders of 10% or more of our outstanding Ordinary Shares beneficially own approximately 19.92% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors (other than external directors) and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

We have never paid, and we currently do not intend to pay dividends.

We have never declared or paid any cash dividends on our Ordinary Shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary Shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law may limit our declaration or payment of dividends and may subject our dividends to Israeli withholding taxes.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, or Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although regulations promulgated under the Israeli Companies Law, 5759-1999, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, future pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2022. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares (as defined below) if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2023, and although we have not determined whether we will be a PFIC in 2024, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Generally, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on quarterly average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. Holder (as defined below) holds our Ordinary Shares, such U.S. Holder would be subject to certain adverse U.S. federal income tax rules, including increased tax liability on gains from dispositions of our Ordinary Shares and certain distributions and a requirement to file annual reports with the Internal Revenue Service, or IRS. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF Election. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Holder to make a timely QEF or mark-to-market election. U.S. Holders that have held our Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election. We do not intend to notify U.S. taxpayers that hold our Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. U.S. Holders that hold our Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event that we are a PFIC. See “Item 10.E —Taxation — Certain material U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in our Ordinary Shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

An active trading market for our Ordinary Shares may not be sustained.

An active public trading market for our Ordinary Shares may not be sustained. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling ordinary shares and may impair our ability to acquire other companies or technologies by using our ordinary shares as consideration.

Future sales of substantial amounts of our Ordinary Shares in the public markets, or the perception that such sales might occur, could reduce the price that our Ordinary Shares might otherwise attain.

Future sales of a substantial number of shares of our Ordinary Shares in the public market, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and may make it more difficult for you to sell your Ordinary Shares at a time and price that you deem appropriate.

In addition, we intend to register the offer and sale of all Ordinary Shares that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market, subject to the volume limitations under Rule 144 of the Securities Act in the case of our affiliates and the lock-up agreements or market stand-off provisions agreed with the representative of the underwriters in connection with our IPO in July 2023.

Risks Related to Our Incorporation, Location and Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel including the recent war with Hamas and other terrorist organizations from the Gaza Strip.

Our executive offices and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), the Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service, including two employees and our CEO who were called up for reserve service, but have since returned to work full time and their pre-war military reserve duties (see “Item 3.D – Risk Factors – Risks Related to Our Incorporation, Location and Operations in Israel –Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service). So long as the war continues, our personnel may be called up for reserve service, whether for an extended periods or periodically for short-term periods. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

As of the date hereof, we currently have 14 full-time employees, including two member of senior management, and one service provider, who is a member of senior management, all of whom are located in Israel. Certain of our employees and consultants in Israel, including members of our senior management, may be obligated to perform military reserve duty generally until they reach the age of 40 (or older, for officers or other citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

We are exposed to fluctuations in currency exchange rates.

Our functional currency is the U.S. dollar and our revenue and expenses are primarily denominated in U.S. dollars, with the exception of a portion of our operating expenses that consists of employee salaries and lease payments on our Israeli facilities, which are incurred in NIS. Therefore, we are exposed to currency exchange fluctuations in other currencies, particularly in NIS and the risks related thereto. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Thus, we are exposed to the risks that: (a) the NIS may appreciate relative to the dollar; (b) the NIS devalue relative to the dollar; (c) the inflation rate in Israel may exceed the rate of devaluation of the NIS; or (d) the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of our securities’ holders must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Item 10E — Taxation — Israeli Tax Considerations and Government Programs” for additional information.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States or to serve process on our officers and directors.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

Our amended and restated articles of association provide that, unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum of resolution of any claims arising under the Securities Act.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act, or Federal Forum Provision. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims under the Securities Act against us, our directors and officers. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws in the types of lawsuits to which they apply, the exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers or other employees. Our shareholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Further, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents and similar agreements has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our amended and restated articles of association. In the event a court finds the exclusive forum provision contained in our amended and restated articles of association to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Our amended and restated articles of association provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duties owed by any of our directors, officers or other employees to us or our shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association does not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

Political relations could limit our ability to sell or buy internationally.

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Several countries, companies and organizations still restrict business with the State of Israel and with Israeli companies and continue to participate in a boycott of Israeli companies. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See “Item 3D — Risk Factors — Risks Related to Our Business and Industry” for further information. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company with regard to such vote or appointment. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Certain elements of our research and development activities and programs were supported by Israeli governmental grants. The terms of such grants require us to pay royalties for the applicable products, some of which were sold or are in the process of selling. We may be required to pay penalties in addition to repayment of the grants to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.

Our research and development efforts relating to our products have been financed in part through royalty-bearing grants in an aggregate amount of approximately $748,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2023. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $613,000. With respect to the royalty-bearing grants, we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed, in whole or in part, under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2023, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, or the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. We believe that this change would not have material impact on our results or our financial position or results in operations.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our future business and profitability.

We are an Israeli company and thus subject to Israeli corporate income tax as well as other local taxes applicable to our operations. New local laws and policy relating to taxes, whether in Israel or in any of the jurisdictions in which we operate, may have an adverse effect on our future business and profitability. Further, existing applicable tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us or our subsidiaries.

General Risk Factors

If we are unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of our ordinary shares.

As previously disclosed, on February 8, 2024, we received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying us that we had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. We have until August 6, 2024, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, our ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by August 6, 2024, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a hearings panel.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to delist our ordinary shares. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair your ability to sell or purchase our ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares.

In addition, our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.02 per share. As of the date of this Annual Report on Form 20-F, we had 10,806,572 ordinary shares issued and outstanding. As of the date of this Annual Report, we also had warrants to purchase 5,348,751 ordinary shares and options to purchase 366,172 ordinary shares outstanding, none of which are currently fully vested or vest within the next 60 days. Our Board may issue, or reserve for issuance, an additional 189,193,428 ordinary, which might dilute your holdings substantially.

To the extent that ordinary shares are issued or options and warrants are exercised, holders of our ordinary shares will experience dilution. In addition, in the event of any future issuances of equity securities or securities convertible into or exchangeable for ordinary shares, holders of our ordinary shares may experience dilution. We also consider from time to time various strategic alternatives that could involve issuances of additional ordinary shares, including but not limited to acquisitions and business combinations, but do not currently have any definitive plan to enter into any such transaction.

Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or Ordinary Shares, our Ordinary Shares price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, or provide more favorable relative recommendations about our competitors, our Ordinary Shares price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Ordinary Shares price or trading volume to decline.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

As a public company whose ordinary shares are listed in the United States, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of The NASDAQ Stock Market, or NASDAQ, and provisions of the Companies Law that apply to public companies such as us. The expenses that are required in order to be a public company are material, and compliance with the various reporting and other requirements applicable to public companies require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 20-F for the fiscal year ended December 31, 2024. In addition, we are required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. While we have appointed an internal auditor, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, the market price of our shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our Ordinary Shares and could adversely affect our ability to access the capital markets.

We have initially commenced evaluating whether our existing internal control over financial reporting is effectively operating, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, or Section 404, starting with the second annual report that we file with the SEC following our initial public offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an emerging growth company under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above, our independent registered public accounting firm will also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have only initially commenced the process of determining whether our existing internal controls over financial reporting systems are effectively operating and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an Israeli corporation based in Israel and were incorporated on June 30, 2013, under the name ParaZero Ltd. On September 6, 2018, our name was changed to ParaZero Israel Ltd., and on November 4, 2018, our name was changed to our current name, ParaZero Technologies Ltd. Our principal executive offices are located at 30 Dov Hoz, Kiryat Ono, 5555626, Israel. Our telephone number in Israel is +972-3-688-5252. Our website address is www.parazero.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

We are an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what we believe are best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems, or UAS. Our company was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. Our goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk.

We have incurred net losses since our inception, including net losses of $3,771,379 and $1,653,038 for the years ended December 31, 2023 and 2022, respectively. As a result, we had accumulated losses of $18,423,057 as of December 31, 2023. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in research and development as well as in sales and marketing activities and as we hire additional employees over the coming years.

B. Business Overview

Overview

We are an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what we believe are best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems or UAS. Our company was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. Our goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk.

Drones are either navigated manually with a remote control or operated autonomously by software. Drones have long seen widespread use in the military for surveillance and long-range attack purposes and have also been used for weather monitoring and search and rescue operations. As developments in the mobile industry have enabled manufacturers to decrease the size, weight, and cost of batteries and cameras, the drone industry has expanded beyond its largely military-based origins and scale for commercial and civil government use cases. Increased automation of drones and a global concern for sustainability have also driven demand. Drones have become an integral workflow tool among a myriad of global industries and have a wide array of commercial applications, such as photography, agriculture, package delivery, first response/public safety, surveying, construction site monitoring, and infrastructure inspection. Drones are easy enough even for private individuals to maintain and operate and do not require expensive infrastructure, allowing for recreational use. As demand and use cases for commercial drones have increased, so too have concerns over drone safety, and we believe our safety solutions place us in a strong position to take advantage of the developing market and regulatory frameworks, which are increasingly recognizing parachute recovery systems as effective forms of risk mitigation for expanded operational approvals across an increasing number of global regions.

Our unique, patented technology enables parachute deployment on drones in a fraction of a second using an autonomous computer paired with a ballistic parachute launcher. We believe that we have created a new benchmark in drone safety with low altitude parachute deployment capabilities and high levels of reliability. Globally, our solutions have proven critical to enabling commercial drone operations over populated areas and beyond-visual-line-of-sight, or BVLOS, which require prior approval from aviation regulators, including the U.S., Canada, Israel, Brazil, Singapore, Australia, Ireland and the U.K., among other countries. These authorizations facilitate new business opportunities and applications for expanded drone operations worldwide, thus enhancing the value proposition of our solutions for our global customers.

The Company does not rely on licensing partners and licensees but instead relies on sale, collaboration and other arrangements with third-party service providers, vendors and development partners that purchase the Company’s products and then seek regulatory approval for the combined use of their drones with the Company’s products. The Company has no licensing agreements or arrangements with, and does not receive any royalty payments from, any parties, except for one license agreement for the out-license of software previously developed by the Company for the production of its hardware, which has generated an immaterial amount of revenue.

Our Solutions

Our unique, patented technology for drones, the SafeAir system, is designed to protect hardware, people, and payload in the event of an in-flight failure. The SafeAir system is a smart parachute system that monitors UAS flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency. The system contains a flight termination system, a black box to enable post-deployment analysis, and a warning buzzer to alert people of a falling drone. In addition to being fully autonomous, the SafeAir system includes a separate remote control for manual parachute deployment capability.

We have a global distribution footprint and have forged partnerships all around the world, including India, South Korea, the United States, Latin America and Europe. We sell our drone safety systems as off-the-shelf solutions, as well as perform integrations with OEMs, offering customized, bespoke safety solutions for a large variety of aerial platforms, including multi-rotor, fixed wing, vertical take-off and landing, or VTOL, heavy lift, and urban air mobility. Our technology has been sold to and used by some of the world’s top companies and organizations, including drone companies such as LIFT Aircraft, Airobotics, SpeedBird Aero and Doosan Corporation and other leading and known brands and entities such as CNN, the New York Times, Hensel Phelps, Verizon Media (Skyward), Fox Television Station, the Chicago Police Department and Fortis Construction.

SafeAir Solutions Portfolio

SafeAir Phantom	Autonomous parachute system designed for the DJI Phantom 4 series,
ASTM F3322-18 certified.
Total weight: 160 grams
Minimum safe altitude: 19.02 meters
Average descent rate: 5.12 meters per second
Approximate impact energy: 21 Joules
*Compatible with all Phantom 4 (drone type) series configurations, excluding RTK model

SafeAir Mavic	Autonomous parachute system designed for the DJI Mavic 2 series, ASTM F3322-18 certified.
Total weight: 165 grams.
Minimum safe altitude: 19.11 meters.
Average descent rate: 3.93 meters per second.
Approximate impact energy: 8.2 Joules.
Compatible with DJI Mavic Pro and Mavic 2 series (drone types, excluding Enterprise add-ons).

SafeAir M-200 Pro	Autonomous parachute system designed for the DJI Matrice 200 series, ASTM F3322-18 certified.
Total weight: 790 grams.
Minimum safe effective altitude: 30.47 meters.
Average descent rate: 4.28 meters per second.
Approximate impact energy: 56.24 Joules.
Compatible with DJI Matrice 200 & 210 series (drone types).

SafeAir M-300 Pro	Autonomous parachute system designed for the DJI Matrice 300 series, ASTM F3322-18 certified.
Total weight: 900 grams.
Minimum safe effective altitude: 30.39 meters.
Average descent rate: 4.41 meters per second.
Approximate impact energy: 87.5 joules.
Compatible with DJI Matrice 300 RTK (drone type).

SafeAir M-600 Pro	Autonomous parachute system designed for the DJI Matrice 600 series.
Total weight: 845 grams.
Minimum safe effective altitude: 29 meters.
Average descent rate: 5.27 meters per second.
Approximate impact energy: 215 joules.
Compatible with DJI Matrice 600 Series (drone type).

SafeAir V1EX	Autonomous parachute system designed for the Airobotics V1EX drone-in-a-box platform. ASTM F3322-18 certified, pending final approval for type certificate from the FAA.

SafeAir 350	Parachute system for up to 770 pounds. Installed primarily on manned platforms (air taxis, urban air mobility) such as the LIFT HEXA, an all-electric vertical takeoff and landing (eVTOL) single-passenger multicopter. Combines an independent flight termination system, smart computer, and highly effective parachute to prevent loss of control.

Custom Integrations	Generic parachute system for up to 440 pounds. Designed for multicopters, fixed wing aircrafts, and VTOLs. Installed on various OEM platforms, such as Doosan Mobility Innovation (South Korea) and Speedbird Aero (Brazil)

SafeAir M350 Pro	Designed for DJI’s newest enterprise drone, DJI M350. ParaZero’s SafeAir M350 Pro is a drone parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system.

In February 2024, we announced our intention to enter the counter unmanned aircraft system (C-UAS or anti-drone) market. Small, lethal drones are being utilized around the world with tremendous effectiveness and are reshaping the balance between humans and technology in war, raising demand for C-UAS countermeasures. Counter-drone technology encompasses a wide range of solutions that allow users to detect, classify, and mitigate drones and unmanned aerial vehicles. This includes everything from camera systems and specialist drone detection radars to net guns and cyber takeover systems.

According to research published in February 2024 by Global Market Insights, the Global Anti-Drone or Counter-UAV Market was valued at $1.9 billion in 2023 and is forecasted to be worth USD 15.3 billion by 2032, growing at an estimated CAGR of 26.0% between 2024 and 2032.

Milestones

The market for safety systems for commercial drones is rapidly evolving and subject to regulatory frameworks around the world that are in various stages of development and sophistication. We have played a key role, as a leader in parachute safety systems, in the development of both the technology behind and regulations around safe UAS operations. Below are some key technological, testing, and regulatory milestones that we have been involved in.

In April 2018, we partnered with Allianz Global Corporate & Specialty (AGCS), the specialist corporate re/insurer of Allianz Group, to reduce risks related to commercial UAS. AGCS provides comprehensive hull and liability coverage for a range of risks associated with UAS and insures thousands of drone operators. Our partnership allows AGCS to offer its clients pricing incentives and preferential conditions for using our parachute safety systems, thereby encouraging the use of our products and the safe operation of UAS.

On October 1, 2018, we announced that the first ever Federal Aviation Administration (FAA) waiver for flight over people with a parachute safety system was granted to a UAS operator using the ParaZero SafeAir system on a DJI Phantom 4. The operator was Botlink, a drone software and hardware technology company based in North Dakota, who utilized the waiver to perform missions for local law enforcement and to generate media content as part of the FAA’s UAS Integration Pilot Program (UASIPP), a program founded in 2017 to help the FAA create regulations to enable the safe and secure integration of drones into the national airspace system.

On June 26, 2019, we announced that the North Dakota Department of Transportation had secured a FAA waiver for operations over people using our SafeAir Mavic + ASTM Professional Kit. This was the first waiver approved using our SafeAir Mavic, which had recently been declared compliant with ASTM F3322-18, an international standard for UAS parachutes published in 2018 by ASTM International, an organization that develops and publishes voluntary consensus technical standards for a range of systems and services. The SafeAir Mavic achieved ASTM F3322-18 compliance following a series of successful aerial deployment tests validated by the Northern Plains UAS Test Site, one of a small number of designated FAA test sites. This represented an important milestone in making our solutions in particular, and certified parachute systems in general, a future requirement for drone manufacturers and operators.

On July 11, 2019, we announced that four additional waivers for operations over people were granted by the FAA to operators using the ParaZero SafeAir and ASTM Professional Kit on their Phantom 4s or Mavic 2s. These waivers had historically been difficult to secure and we believe that the rapid pace at which they were granted to operators using the SafeAir system demonstrated the scalability and availability of our solutions. By July of 2020, we were able to announce that 100 organizations in the U.S. had secured FAA operational waivers granting flight over populated areas using drones fitted with our SafeAir system parachute technology.

On December 5, 2019, we announced a partnership with SkyWatch.AI, a risk-assessment and InsurTech platform for the drone industry, with the goal of allowing drone operators to dramatically mitigate risk through the ASTM-compliant ParaZero system, reduce their insurance costs with SkyWatch.AI and also apply for FAA waivers for operations over people, or OOP.

Our success in enabling our customers to receive expanded regulatory approvals has not been limited to the United States. On July 15, 2019 we declared compliance with Transport Canada’s (TC) regulations for drone operations over people, which had become effective less than two months prior. This achievement allowed operators across North America to use our solutions and demonstrated our position as an industry leader in developing technology and compliant products to help enable safe and legal flight over people.

On August 12, 2020 Speedbird Aero, a Latin American drone delivery company, announced that it had received regulatory approval from Brazil’s National Civil Aviation Agency (ANAC) to operate two experimental drone delivery routes in Brazil. Speedbird Aero operates a fleet of proprietary delivery drones throughout Brazil and other countries, each with an integrated ParaZero parachute recovery system. Speedbird Aero became the first company in Latin America to win regulatory approval for a drone delivery operation. We began a multi-phase integration project with Speedbird Aero in June of 2021 and, using our SafeAir system, Speedbird Aero now regularly offers on-demand multimodal delivery services in partnership with multiple global organizations.

On March 22, 2021, we announced that a bespoke OEM version of our SafeAir drone safety system was integrated into the DS30, a hydrogen fuel cell commercial drone manufactured by Doosan Mobility Innovation (DMI), the drone branch of Doosan Corporation, a multi-billion dollar enterprise. Every aspect of the DS30’s design was carefully crafted to optimize performance and safety and ParaZero engineers worked with the Doosan team from the design stage to integrate our unique drone safety system into the DS30. The DS30 is an endurance drone, capable of carrying an 11 pound (5 kilogram) payload and flying for more than two hours, equipped with an enhanced version of ParaZero’s sophisticated SmartAir Pro onboard computer and sensors, providing enhanced safety for all mission stakeholders. During the Covid-19 pandemic, DMI delivered critical supplies to outlying island residents in Korea, enabled by and demonstrating the importance of the SafeAir system for advanced operations.

In March of 2021, LIFT Aircraft successfully demonstrated that the U.S. Air Force could safely fit and transport its Hexa electric vertical take-off and landing, or eVTOL, aircraft in a C-130J Combat King II, with an integrated ParaZero ballistic parachute system for advanced air mobility platforms. Around the same time, our safety system helped researchers at Virginia Tech’s Mid-Atlantic Aviation Partnership (MAAP), College of Engineering, perform the first direct research on drone-automobile collisions, which demonstrated the minimal risk drones present to moving vehicles when operated at speeds at or less than 62 miles per hour and provided foundational information for future OOP means of compliance to support additional advanced operations. These accomplishments demonstrate our involvement in both civil and military research and development in the U.S., which we believe positions us in an advantageous position in the U.S. market.

On July 29, 2021, we announced that our SafeAir solutions were chosen to provide safety systems enabling an end-to-end autonomous solution, in a collaboration with leading fleet management and Command and Control (C2) provider Blue White Robotics and Easy Aerial, a manufacturer of fully autonomous, drone-in-a-box solutions. Equipping Easy Aerial’s military-grade autonomous drones with ParaZero safety systems provides a drone-based solution for first responders, who are able to launch drone missions and receive real-time situational awareness from a remote operations center before deploying additional resources or personnel, thereby helping to ensure the safety of both public safety officers and the community.

On September 30, 2021, we announced that we had entered into a regional strategic partnership with Paras Aerospace, an Indian tech development company, to address the safety requirements of drones in India, leveraging the technical excellence of Paras Aerospace’s infrastructure for manufacturing and product support from India. The arrangement permitted Paras Aerospace, to provide ASTM-certified parachute systems to the Indian market.

In November of 2021, we received ASTM certification for the SafeAir system for the DJI M200 & DJI M300, two leading enterprise drone platforms, further expanding the options for operators to apply for regulatory approvals using our solutions.

In November 2022, we received a purchase order for more than $240,000 through Paras Aerospace to deliver parachute systems for a leading aerospace company.

In April 2023, we partnered with Easy Aerial, a leading provider of autonomous drone-based monitoring solutions to integrate parachute recovery systems into Easy Aerial’s newest UAS platform for defense applications.

In April 2023, the Human Environment and Transport Inspectorate (IL&T) has issued a precedent-setting approval for the first drone flights over densely populated areas for drones equipped with ParaZero SafeAir ASTM-certified parachute recovery systems. This approval marked a significant milestone, as it potentially paves the way for similar approvals across the Netherlands and additional EASA Member States.

In May 2023, we were selected and partnered by Jetson, an eVTOLs and commercial UAS manufacturer, to develop parachute safety systems for Jetson’s personal electric aerial vehicle, the Jetson ONE.

In May 2023, we partnered with U.S.-based heavy-lift drone and hybrid propulsion technology provider, Parallel Flight Technologies, to integrate customized our SafeAir parachute safety systems with Parallel Flight Technologies’ flagship heavy-lift, long endurance UAV, Firefly.

In August 2023, we announced a new development agreement with Colombia-based drone OEM, Black Square, an industrial drone producer leader in the region that focuses on enterprise drone platforms.

In September 2023, we announced on our next-generation safety product development, SmartAir Trinity, an AI-based avionics system, which utilizes a new, leading-edge sensor array with advanced capabilities, designed to detect malfunctions of UAS and eVTOL in real-time, and provide deep analytics for mission debriefings.

In September 2023, we announced the addition of a unique safety functionality for its systems to support geocaging capabilities, which is a crucial part in operating drones and air mobility vehicles in populated and restricted areas and in long-range and BVLOS operations.

In October 2023, we announced that the Australian Civil Aviation Safety Agency authorized drones to operate over populated area and near people when using our safety systems, the first such authorization of this kind in Australia. The approval was obtained by our Australian regional partner, OVRL, whose tailored safety case and Specific Operations Risk Assessment application helped facilitate the landmark approval, now paving the way for all organizations throughout Australia to benefit from similar operational approvals

In October 2023, we announced that we expanded our collaboration into the drones defense market with Maris-Tech Ltd, or Maris. Pursuant to a letter for intent, we and Maris will collaborate to develop a unified product, integrating safety technology and predictive maintenance. In addition, we will explore the possibility of enhancing the capabilities of our failure prediction and emergency safety system, utilizing the AI acceleration capabilities in Maris’s OEM products.

In December 2023, we announced that we formed a working partnership with KULR Technology Group, Inc., a global leader in sustainable energy management, to leverage our business network within the defense industry for applying KULR’s vibration reduction technology on helicopter and rotorcraft fleets.

In December 2023, we announced that we completed a drone safety project with a Fortune 500 leading automotive manufacturer.

In January 2024, we announced that we facilitated one of our customers in obtaining the first-ever light uncrewed aircraft system operator certificate, or LUC, in Denmark. The LUC is an organizational approval certificate granted by the EASA, which is an agency of the European Union with responsibility for civil aviation safety, that allows for cross-border operations throughout the European Union without additional approvals required, enabling flight operations to be self-authorized by the LUC holder anywhere throughout EASA member states. Additionally, the LUC holder may operate a variety of UAS platforms under one single approval, offering a quantum change in the efficiency of drone aerial services, while maintaining safe operating conditions. Our SafeAir parachute system was utilized throughout the LUC application process to enable a broader range of advanced flight permissions, including operations over people, considered to be a highly sought-after flight permission.

In February 2024, we announced that we expanded our collaboration with Vayu Aerospace Corporation, or Vayu, a US-based drone original equipment manufacturer. Over the past two year, we had previously worked with Vayu in order to enhance safety solutions for Vayu’s commercial and military vertical take-off and landing aircraft. Through the new collaboration, we will customize our SafeAir system to be integrated at the design stage of Vayu’s G-1MKII VTOL aircraft. We and Vayu also have performance-based regulatory compliance testing and validation planned for the near future to unlock a range of use cases for Vayu’s global customers.

Industry Overview and Market Challenges

According to Contrive Datum Insights, the global commercial drone market size was valued at $13.4 billion in 2022. It is expected to expand at a compound annual growth rate (CAGR) of 57.5% from 2023 to 2030. In terms of volume, the demand was recorded at 689.4 thousand units in 2020. Drones are used for multiple applications ranging from filmmaking to emergency response. Additionally, these devices are witnessing a high demand in the real estate and construction sector owing to their ability to survey lands, provide continuous and precise project notifications, improve safety and prevent dangerous incidents on construction sites. Business use cases for drones have witnessed considerable growth over the past few years. Market participants such as drone manufacturers and software solution providers are constantly engaged in designing, testing, and improving solutions for various markets.

Full commercial operations of drones over populated areas are not likely to materialize without a regulator-approved safety solution. ParaZero is a leader in this market with smart sensing, best-in-class low altitude deployment, and drone management capabilities, and our technology can be fitted across virtually all drones, enabling advanced safety and data retention capabilities.

Consumer vs. Commercial Drones

The civilian drone industry can generally be divided into two primary groups: consumer and commercial. Various types of consumer drones can be legally purchased over the internet or in retail stores in a range of prices. Consumer drones are mostly used for fun and recreational hobbyist photography and have seen major widespread growth globally. Commercial or enterprise drones are generally more expensive, heavier and are designed to carry costly payloads such as high-end cameras. These types of drones typically require pilot training and certification. Examples of commercial drone use include: (a) search and rescue — with the ability to cross tough terrain with ease, drones can be everywhere any time, providing law enforcement, fire fighters and medical teams with rapid response capabilities; (b) security — authorities use drones to protect people during various emergencies, help coordinate a variety of security operations and to preserve evidence; (c) infrastructure inspections — many systems such as power lines, wind turbines and pipelines can be checked by drones, allowing businesses to get accurate information quickly, safely and efficiently and avoid putting their workers in potentially dangerous situations such as working on high power lines or climbing wind turbines; (d) surveillance — drones allow recording and monitoring from the sky and are therefore suitable for monitoring public events, protests or any suspicious activities without being heard or seen; (e) science and research — drones assist scientists in their research by observing different occurrences in nature or a particular environment from the sky. For example, drones are used to safely document the archaeological excavations in nuclear accidents (measuring contamination), in glacier surveillance and to observe volcanic eruptions; (f) aerial photography and video — with a drone that is equipped with a high-definition camera, high quality/definition photos can be taken that were previously only possible with helicopters; (g) surveying and GIS (mapping) — using multi-spectral cameras and laser scanners, drones are able to create high-quality 3D maps. With these capabilities, drones can be used for remote sensing, surveying and mapping, photogrammetry, precision agriculture, etc.; also deliver lightweight packages such as medication, small e-commerce purchases and much more; and (i) construction — drones can provide valuable insight and management capabilities to contractors and architects by allowing them to efficiently check the status of the building process. In short, the uses and potential uses for drones are rapidly increasing as is the number of drones being utilized around the world, with a corresponding increase in associated issues such as regulation, licensing and safety.

Drone Safety Incidents

Drones offer significant value to private industry and the public sector and are flying in ever-increasing numbers in the skies. As the global utilization of drones grows at an increasing rate, we expect the number of safety incidents to increase as well. Drones routinely experience mid-flight emergencies, including electrical system failures, bird strikes, excessive angular breach or altitude loss, etc., and can fall out of the sky and can be part of safety incidents such as collisions with other flying objects or structures. In January 2020, for example, it was reported that drones used by United Kingdom, or UK, police forces were falling out of the sky due to rain. In October 2021, it was reported that hundreds of drones fell on a crowd during a show in China. Although it is expected that drones will crash or otherwise endanger public safety, it is difficult to accurately determine how often such incidents occur in the world. This lack of data applies not only to civilian crashes, but also to the drones that are flown ever-more regularly by government entities, like police and fire departments.

Some countries are more closely monitoring and recording drone incidents than others. In the United Kingdom, for example, the UK Air Accidents Investigation Branch (AAIB) releases a steady tempo of public investigative reports describing incidents involving small drones. In the United States, on the other hand, there are far fewer sources of information about drone safety incidents. While some drone crash incidents must be reported to the U.S. government, the current rules only apply to a small swath of incidents as compared to the much broader interpretation under UK laws.

Business Strategy

We are implementing a multi-tiered business model to increase flexibility in the market and to encourage broad adoption of our products. We sell ready-to-use systems directly to OEMs, which usually are characterized by long sales cycles and in the commercial drone market are also original design manufacturers, or ODMs. Our direct interaction with OEMs enables us to work with them from the design stage, providing for seamless integration of our solutions into their products. We also market our solutions directly to clients via direct sales, resellers and an online store.

Marketing Strategy

Our primary efforts are in creating co-marketing partnerships and working directly with distributors and resellers. Our approach of market education and explaining the benefits of using our technology allows us to expand exposure to our technology even before the regulatory environment requires or provides regulatory benefit(s) to drone operators and manufacturers that have implemented a safety measure capability. Our core marketing activities include monthly press releases, monthly blog posts, regular social media posts and re-shares on LinkedIn, Facebook, Instagram, Twitter and YouTube, attending roadshows and exhibitions on a regular basis, continuously searching for co-marketing partnerships with OEMs and distributors, video and photo content creation, marketing collateral with e-folders for distributors and website updates. All of these efforts are part of a market education we are investing in. Once more regulation is introduced, we are sure that our marketing efforts will focus on differentiating ourselves from our competition.

Competition

The markets in which we operate are particularly competitive due to the lucrative nature of the contracts and contacts available within the commercial and industrial drone industries. The industry is also characterized by rapidly advancing technologies and new systems introduced to the market. We face competition mainly from, but not limited to, Drone Rescue Systems, Indemnis, Fruity Chutes, Opale Paramodels, Dronavia, AVSS, and Galaxy GRS.

For purposes of the diagram above:

●	“Adaptability” refers to the ability to be integrated into generic drones;

●	“Autonomous Triggering System” refers to a self-triggering system based on the system’s sensors with no human intervention required;

●	“Flight Termination System” refers to a system that stops a drone’s motors upon parachute deployment;

●	“Manual Triggering Device” refers to a parachute-triggering ground system; and

●	“Low Altitude Effectiveness” refers to the ability to reach terminal velocity even when deployed at a low altitude.

*	The foregoing information is based on internal company research based on data known to the company as of the date hereof, and not the product of a formal survey.

**	The trademarks above are the property of their respective owners.

Future Applications

We intend to develop additional applications for drones utilizing our technological capabilities and deep familiarity and expertise in the drone market. These future applications include:

1.	Introducing next-generation electronics that fully support urban air mobility and manned UAS applications (such as air taxis and other personal transportation and delivery solutions). By leveraging the experience we have accumulated over the years in designing smart autonomous solutions, we intend to build the next-generation hardware from the ground up, with cutting-edge technologies such as real-time, AI-based decision making with continuous learning capabilities and revolutionary design concepts that will potentially improve the reliability and performance of the hardware.

2.	Developing an AI-based predictive maintenance and profiling suite to provide valuable insights for drone operators and OEMs. By employing advanced big data and machine learning techniques, end-users can receive alerts and notifications regarding the behavior of their platform(s). This will allow for preventive measures before a critical issue arises, thus providing an additional layer of safety, which is particularly important for air taxis and other manned applications.

3.	Monetizing collected data by offering various complementary data-based solutions for end-users and OEMs, including advanced safety features, debriefing, and fleet management capabilities. By connecting the system to the cloud continuously, we believe that we will be able to provide users with analytics and data at a scope previously unavailable.

4.	Fully integrating the system’s real-time telemetry and statuses into smart city infrastructure, providing valuable data on air traffic, hazards, air pollution, and weather conditions in real-time. Utilizing the advanced sensing capabilities of the system, we believe that we will be able to generate an accurate high-resolution environmental picture that can be monetized as a data provider for municipalities and other clients in the smart urban landscape (such as emergency services).

5.	Expanding OEM offerings with additional integration and testing services, further simplifying the overall system integration process and providing a one-stop-shop holistic solution for OEMs to design, integrate and certify their platforms in accordance with regulatory requirements. By leveraging our lab and field experience, along with our vast regulatory knowledge, OEMs that usually focus on the implementation of their platforms, rather than considering external requirements, can gain significant value by improving their offerings and reducing time to market.

6.	Developing a solution for navigating the platform after parachute deployment to land in safe areas to further reduce the chance for hazards on the ground. Based on proprietary IP, we believe that the system will generate a continuous ground situational awareness picture and in accordance shall navigate the platform in case of an emergency to a predefined safe area.

Government Regulation

The use of commercial drones is heavily regulated and, as is often the case with developing technologies, the regulation of the operation and flight of UAS around the world is lagging behind the industry’s technological capabilities. However, many countries, such as the United States, the United Kingdom, Germany and France, have developed regulations that prohibit the use of UAS in urban or populated environments, except in specific scenarios and/or with appropriate air and ground risk mitigation measures, including the use of parachutes.

Possessing the ability to safely and legally engage in operations over people and BVLOS operations is essential for the commercial drone services industry to realize its full potential, as many of the commercial UAS use cases, such as food delivery, medical delivery, photography and monitoring, occur in urban environments, and thus cannot be performed without these capabilities.

Drone operations are subject to a number of regulations specific to the jurisdictions in which our solutions are used. These regulations are typically the responsibility of a given drone operator to follow but may have a material effect on our business by either encouraging or discouraging the use of drones equipped with our safety solutions. The regulations that are most likely to have a material effect on our business are as follows:

United States — Federal Aviation Administration (FAA)

The drone industry is regulated in the United States by the FAA to ensure that drone related services meet safety and performance standards. The FAA prescribes standards and certification requirements for use of UAS for commercial and recreational purposes. The rule for operating UAS under 55 pounds in the U.S. national airspace is the FAA’s Small UAS Rule (14 CFR Part 107). On April 21, 2021, the FAA’s Operation of Unmanned Aircraft Systems Over People final rule (14 CFR Part 107 Subpart D) went into effect, allowing for routine drone operations over people under certain circumstances. Under these rules, the FAA categorizes UAS operations over people depending on the level of risk that the UAS presents to people on the ground. Parachute recovery systems mitigate ground risk in the event of an in-flight emergency by significantly reducing the kinetic energy of a falling aircraft.

Category 1: Small unmanned aircraft in this category must:

●	weigh 0.55 pounds or less;

●	contain no exposed rotating parts that would cause lacerations; and

●	comply with the FAA’s rules on remote identification, if operated by a remote pilot in sustained flight over open-air assemblies.

Category 2: Small unmanned aircraft in this category must:

●	weigh more than .55 pounds but not have an airworthiness certificate under 14 CFR Part 21;

●	not cause injury to a human being that is equivalent to or greater than the severity of injury caused by a transfer of 11 foot-pounds (ft-lbs.) of kinetic energy upon impact from a rigid object;

●	not contain any exposed rotating parts that would cause lacerations;

●	not contain any safety defects;

●	comply with the FAA’s rules on remote identification, if operated by a remote pilot in sustained flight over open-air assemblies; and

●	have means of compliance and declaration of compliance accepted by the FAA.

Category 3: Small unmanned aircraft in this category must:

●	weigh more than .55 pounds but not have an airworthiness certificate under 14 CFR Part 21;

●	not cause injury to a human being that is equivalent to or greater than the severity of injury caused by a transfer of 11 foot-pounds (ft-lbs.) of kinetic energy upon impact from a rigid object;

●	not contain any exposed rotating parts that would cause lacerations;

●	not contain any safety defects;

●	not be operated over open-air assemblies unless (i) the operation is within closed or restricted access sites and all within that site have been notified that a small unmanned aircraft may fly over them; or (ii) the small unmanned aircraft does not maintain sustained flight over anyone not directly participating in the operation or located in a structure or vehicle that can provide reasonable protection from a falling small unmanned aircraft.

●	have means of compliance and declaration of compliance accepted by the FAA.

Category 4: Small unmanned aircraft in this category must:

●	have received an airworthiness certificate from the FAA under 14 CFR Part 21 that does not prohibit operations over people; and

●	comply with the FAA’s rules on remote identification, if operated by a remote pilot in sustained flight over open-air assemblies.

Since 2019, 125 FAA §107.39 waivers have been granted for operations over people using SafeAir technology, including to organizations such as Hensel Phelps, the Chicago Police Department, Verizon Media, The New York Times and State Farm Insurance. These waivers allow small UAS which do not meet the four operational categories mentioned above to be flown over human beings.

Canada — Transport Canada (TC)

The Canadian drone industry is regulated by Transport Canada, and drone operations must follow the rules set out in the Canadian Aviation Regulations, Part IX. The current regulations set forth three broad categories for remotely piloted aircraft systems (RPAS), which are largely based on weight and intended operation: (i) small RPAS in basic operations; (ii) small RPAS in advanced operations; and (iii) all other RPAS.

Small RPAS are defined as RPAS that weigh between 250 grams and 25 kilograms, must be registered with Transport Canada, must be marked with a registration number prior to flying and may not be flown at an altitude higher than 400 feet above ground level. Small RPAS operations are considered basic if they are flown only (i) in uncontrolled airspace; (ii) more than 30 meters horizontally from and never directly above bystanders; and (iii) more than three nautical miles from a certified airport or military aerodrome and more than one nautical mile from a certified heliport. If any one of the proceeding conditions is not met, the operations are considered advanced and stricter licensing, certification and operational restrictions are imposed.

When operations fall outside the basic or advanced categories, such as flights beyond visual line-of-sight or drones that weigh more than 25 kilograms, an application for a special flight operations certificate (SFOC) must be submitted to the Minister of Transport. Once granted, the operations are limited to the specific purpose approved in the SFOC.

Parachute recovery systems with specific characteristics, such as autonomous and manual triggering capabilities, are approved by Transport Canada as a means for drone operators to obtain authorizations for operations over people.

The framework developed by Transport Canada also allows manufacturers or modifiers of RPAS to submit declarations that the RPAS can safely conduct certain advanced operations. These declarations offer a streamlined approach to receiving the requisite approvals from Transport Canada for advanced RPAS operations.

TC’s RPAS operations over people segment is currently supported by the entire portfolio of ParaZero SafeAir off-the-shelf solutions: Mavic, Phantom, M200, M300, and M600.

Europe — European Aviation Safety Agency (EASA)

EU Regulations 2019/947 and 2019/945 set out EASA’s regulatory framework for the operation of civil drones in Europe. Regulation (EU) 2019/947 defines three categories of civil drone operations: open, specific and certified.

The open category addresses lower-risk drone operations and does not require operational authorization before starting flight. The open category is subdivided into three subcategories, A1, A2 and A3, according to the weight of the drone, with each subcategory having its own set of requirements and restrictions.

The specific category addresses riskier drone operations and requires the drone operator to obtain authorization from the national competent authority before starting flight. To receive operational authorization, the drone operator must conduct a risk assessment. EASA has endorsed the Specific Operations Risk Assessment, or SORA, as an acceptable means to demonstrate compliance and assess the operational risk of proposed drone operations within the specific category. SORA allows operators to utilize certain mitigating measures to reduce ground and air risk associated with the drone operation. Parachute systems effectively address SORA’s ground risk mitigation element, known as M2 mitigation, due to the safety provided in the event of a critical in-flight failure.

EASA’s current regulations under SORA do not define what a parachute system is; rather, EASA only verifies that the design and installation of a given parachute on a drone provide sufficient operational integrity of the mitigation means. Through ParaZero’s direct engagement with EASA, we have learned that EASA is evaluating and determining pathways to enable European operators to gain a “high robustness” safety level through SORA with ASTM-certified safety systems. EASA also publishes pre-defined risk assessments, or PDRA, for a streamlined approach for safety evaluations of operations in the specific category. PDRA S01 and S02 identify the components of parachute systems. Our SafeAir system includes several of these components, such as an independent flight termination system, a means of ground risk mitigation (parachute), and a means for a remote pilot to terminate flight of the UAS independent of the UAS’s flight controller, which is achieved via ParaZero’s manual deployment remote control.

The certified category addresses drone operations with the highest level of risk and requires the certification of the UAS, a licensed remote pilot and an operator approved by the competent authority. The EASA’s approach to the certified category is similar to the approach used for manned aviation operations.

India — Directorate General of Civil Aviation (DGCA)

On August 25, 2021, India’s DGCA published the Drone Rules, 2021, which include a regulatory framework that offers a clear and concise pathway for meeting compliance and streamlining operational approvals. The Drone Rules, 2021 require all drones over 2 kilograms to be equipped with emergency recovery systems, including parachutes.

Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and the regulations promulgated thereunder, or the Research Law, research and development programs which meet certain specified criteria and are approved by the IIA’s research committee are eligible for grants which are determined as a percentage of the project’s expenditure, as determined by the IIA’s research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally determined at a range of 3.0% to 6.0% of the project’s revenues until the entire IIA grant is repaid, together with an annual interest. Until December 31, 2023, the interest was calculated at a rate based on the 12 months LIBOR Rate applicable to dollar deposits that was published on the first business day of each calendar year, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%; and, for grants approved on or following January 1, 2024, the annual interest rate shall be the higher of (i) the 12 months SOFR interest rate plus 1%, or (ii) a fixed annual interest rate of 4%.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA (the approval of the IIA is not required for transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel, though a notice must still be provided to the IIA in such case). Under the regulations of the Research Law, assuming we receive approval from the Chief Scientist to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant
Up to 50%	120%
More than 50% and up to 90%	150%
More than 90%	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. Manufacturing outside of Israel will not affect the rate of royalties payable on revenues from the sale of products manufactured in Israel. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside of Israel, thus avoiding the need to obtain additional approval from the IIA. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval from the IIA to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of the IIA’s research committee charted under the Research Law. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate research and development expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the research and development activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and the regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions in advance and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our patent portfolio consists of an aggregate of fifteen (15) patents and patent applications, as detailed in the following table.

Luzzatto ref.	Country	Filing Date	Application No. Patent no.	Status	Title	Type
31225/WO/13-CIP	Patent Cooperation Treaty	16/Sep/2020	IL2020/051015	Pending (national phase patent application will be soon filed in various countries)	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/HK/13	Hong Kong	2014/10/22	16113519.7 HK1225359	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/mis/13	Israel	2013/10/24	229068 229068	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
34686/IL/16-ORP	Israel	2017/03/22	251342 251342	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
31225/US/13	USA	2014/10/22	15/030,533 10,421,552	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/EP/13	European Patent Office	2014/10/22	14855086.6	Allowed	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/CN/13	China	2014/10/22	201480058600.1 ZL 201480058600.1	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent

Luzzatto ref.	Country	Filing Date	Application No. Patent no.	Status	Title	Type
31225/US/13-CIP	USA	2014/10/22	16/576,882	Allowed	DAMAGE MITIGATING APPARATUS OPERABLE BY PRESSURIZED DEPLOYMENT OF A FABRIC	Patent
34686/US/16	USA	2018/03/15	16/492,327	Pending	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/EP/16	European Patent Office	2018/03/15	18771183.3	Pending	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/CN/16	China	2018/03/15	201880020223.0	Awaiting 1st examination report	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/CA/16	Canada	2018/03/15	3,057,273	Awaiting 1st examination report	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/JP/16	Japan	2018/03/15	2019-551441	Pending	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/SG/16	Singapore	2018/03/15	11201908488W	Awaiting 1st examination report	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/IN/16	India	2018/03/15	201937038229	Awaiting 1st examination report	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent

We have certain registered trademarks, tradenames and service marks, including “ParaZero,” “SafeAir,” “SmartAir,” “SmartAir Pro” and “TerminateAir.”

We also rely on trade secrets, know-how, and continuous innovation to develop and maintain our competitive position. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology.

Our success depends, in part, on an intellectual property portfolio that supports future revenue streams and erects barriers to our competitors. We are maintaining and building our patent portfolio through filing new patent applications, prosecuting existing applications, and licensing and acquiring new patents and patent applications.

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see “Item 3D — Risk Factors — Risks Related to our Intellectual Property.”

Employees

As of the date of this report, we have three senior management positions, two of whom are engaged on a full-time basis, and one of whom is engaged as a service provider. In addition, we have twelve full-time employees. All of our employees and our service provider are located in Israel.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment agreements include employees’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is subject to Israeli law.

Legal Proceedings

We are not currently subject to any material legal proceedings.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 30 Dov Hoz St., Kiryat Ono 5555626, Israel, where we currently occupy approximately 2,100 square feet. We lease our facilities and our lease was meant to end on February 28, 2024; however, we entered into a one month extension, which will end on March 31, 2024. At the end of the term, we have the option to extend the lease for an additional two years. Our monthly rent payment is NIS 14,505 (approximately $3,900) plus VAT at the applicable rate required under Israeli law. On February 1, 2024, we entered into a three year lease agreement commencing on March 15, 2024 to move our corporate headquarters, including our offices and research and development facility, to 1 HaTahana Street, Menivim Tower, Kfar Saba 4453001 Israel where we will occupy approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. We expect to complete the move to our new corporate headquarters in March 2024. Our monthly aggregate rental payment is NIS 71,000 (approximately $19,575) plus VAT at the applicable rate required under Israeli law. At the end of the term, we have an option to extend the lease for an additional three years.

We consider that our new office space will be sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in the annual report. Our discussion and analysis for the two years ended December 31, 2022 can be found in our F-1 dated November 6, 2023 (Registration No. 333-275351).

Overview

For more information regarding our business and operations, see the section entitled “Business Overview” above.

Recent Offerings

Initial Public Offering – July 2023

On July 31, 2023, we closed our initial public offering of 1,950,000 ordinary shares at a public offering price of $4.00 per ordinary share, for aggregate gross proceeds of $7,800,000 prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “PRZO” on July 27, 2023.

Private Placement – October 2023

On October 30, 2023, we closed a private placement transaction, or the PIPE, with certain accredited investors, or the Purchasers, for aggregate gross proceeds of approximately $5.1 million, before deducting fees to the placement agent and other expenses payable by us.

As part of the PIPE, we issued units and pre-funded units, collectively, the Units, consisting of an aggregate of (i) 1,136,364 ordinary shares, (ii) 3,500,000 pre-funded warrants each to purchase one ordinary share, (iii) 4,636,364 series A warrants each to purchase one ordinary share, and (iv) series B warrants to purchase a maximum amount of 5,563,638 Ordinary Shares.

Each Unit consisted of (i) one Ordinary Share or pre-funded warrant, (ii) one series A warrant and (iii) one series B warrant. The purchase price was $1.10 per Unit and $1.095 per pre-funded Unit. The pre-funded warrants were immediately exercisable at an exercise price of $0.005 per ordinary share and will not expire until exercised in full. The series A warrants were immediately exercisable, have an exercise price of $1.10 per ordinary share (subject to customary adjustments and certain anti-dilution protection) and have a term of 5.5 years from the date of issuance.

The number of ordinary shares issuable under the series B warrant was subject to an adjustment determined by the trading price of the Ordinary Shares following the effectiveness of a resale registration statement, or the Resale Registration Statement, that we undertook to file on behalf the Purchasers, subject to a pricing floor of $0.50 per ordinary share, such that the maximum number of ordinary shares underlying the series B warrants would be an aggregate of 5,563,638 ordinary shares.

Following the effectiveness of the Resale Registration Statement, on December 14, 2023, the number of ordinary shares underlying the series B warrants was adjusted to an aggregate amount of 140,373 ordinary shares, exercisable at an exercise price of $0.005 per ordinary shares. In December 2023, we issued an aggregate of 2,885,174 ordinary shares upon the cashless exercise of pre-funded warrants and series B warrants by certain warrant holders.

A. Operating Results

Components of Operating Results

Sales

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods. The Company follows five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) we satisfy our performance obligations.

The Company’s revenues consist of sales of drone safety systems with a one-year warranty, directly to customers via direct sales to system manufactures, resellers and an online store. The payment terms are usually an advance payment through a credit card or a bank wire or 30 days credit upon delivery of the product for certain existing clients.

The Company recognizes revenue from the sale of its products at the point of time when control is transferred to its customers. Once the Company’s products have been physically delivered to the agreed location, the Company no longer has a physical holding but has a present right to receive payment without retaining any significant risks or benefits.

The Company’s products include warranties which require the Company to either replace or repair defective products during the warranty period if the products fail to comply with their described specifications. Such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties.

Each transaction of a product sale (including a warranty) consists of one performance obligation.

Cost of Sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, salary and related. It also consists of write down charges of obsolete inventory items, warranty on product sold and royalties to the IIA on sales.

The Government of Israel, through the IIA, encourages research and development projects by providing grants. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA. Our research and development efforts relating to our product have been financed in part through royalty-bearing grants in an aggregate amount of approximately $748,000 received from the IIA, as of December 31, 2023. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of approximately $613,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed in whole or in part using these IIA grants. For information regarding our obligations in connection with the grants received from the IIA under the Research Law, see “Item 5 — Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Government Grants and Related Royalties” below.

Operating expenses

Our current operating expenses consist of four components: (i) research and development expenses; (ii) sales and marketing expenses and (iii) general and administrative expenses and (iv) initial public offering expenses and financing expenses. Labor costs are the most significant component of operating expenses and consist of salaries including benefits.

Research and development expenses

Research and development expenses consist primarily of labor costs, subcontractors, material and costs associated with patent-related expenses. Costs are expensed as they are incurred.

We anticipate that our research and development expenses will increase in the future as we increase our development headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products.

Sales and marketing expenses

Sales and marketing expenses consist primarily of labor costs and consultants.

General and administrative expenses

General and administrative expenses consist primarily of labor costs, professional service fees and facilities.

We anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Initial public offering expenses and financing expenses

Initial public offering expenses include the portion of IPO expenses attributable to the selling shareholders and includes direct, incremental expenses related to the preparation and filing of the registration statement on Form F-1 in connection with the IPO and resale of existing shares, such as legal, advisors and printing expenses.

Finance income and expenses

Finance income consists of interest received on short term deposits and finance expenses consist of changes in the fair value of convertible notes, changes in fair value of derivative warrant liability, interest expenses on a related party loan, and other finance expenses and income which mainly included currency exchange rate differences and bank charges.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2023, our net operating loss carryforwards for tax purposes were approximately $15.7 million. We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Below is a summary of our results of operations for the periods indicated:

	Year Ended December 31,
(in USD, except share and per share data)	2023	2022
Statements of Operations Data:
Sales	620,508	560,118
Cost of sales	(476,610)	(337,565)
Gross profit	143,898	222,553
Research and development expenses	(636,801)	(640,328)
Sales and marketing expenses	(487,904)	(264,728)
General and administrative expenses	(1,472,872)	(766,711)
Initial public offering expenses	(345,925)	(389,396)
Operating loss	(2,799,604)	(1,838,610)
Change in fair value of convertible note	(504,976)	-
Change in fair value of derivative warrant liabilities	(277,600)	-
Issuance expenses attributable to derivative warrant liability	(247,129)	-
Interest expenses on related party loan	(152,745)	(17,386)
Other finance income, net	210,675	202,958
Net loss and comprehensive loss	(3,771,379)	(1,653,038)
Basic and diluted loss per share	(0.77)	(0.49)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	4,891,071	3,349,071

Sales

Sales increased by $60,390, or 10.8% to $620,508 for the year ended December 31, 2023, compared to $560,118 for the year ended December 31, 2022. This increase was mainly attributed to that fact, that the company shifted towards sales to OEMs integrations that contributed to a higher volume of sales rather than to the aftermarket segment. This shift is accompanied with recuring revenues.

Cost of sales

Cost of sales increased by $139,045, or 41.2%, to $476,610 for the year ended December 31, 2023, compared to $337,565 for the year ended December 31, 2022. The increase was mainly due to the increase in and the volume of sales during the year ended December 31, 2023 and an inventory write off increase of approximately $21,000 and partly due to the increase in sales.

Research and development expenses

Research and development expenses decreased by $3,527, or 0.6%, to $636,801 for the year ended December 31, 2023, compared to $640,328 for the year ended December 31, 2022. Research and development expenses mainly consist of labor and subcontractors’ cost.

Sales and marketing expenses

Sales and marketing expenses increased by $223,176, or 84.3%, to $487,904 for the year ended December 31, 2023, compared to $264,728 for the year ended December 31, 2022. The increase resulted mainly from labor and more subcontractors’ costs of $131,000 accompanied an increase in by travel and conferences participation costs of $28,000.

General and administrative expenses

General and administrative expenses increased by $706,161, or 92.1%, to $1,472,872 for the year ended December 31, 2023, compared to $766,711 for the year ended December 31, 2022. The increase resulted mainly from expansion in labor and professional services rendered after the IPO and costs associated with becoming a public company, including an increase in D&O insurance and certain filing services.

Initial public offering expenses

Initial public offering expenses sum-up to a total of $389,396 and $345,925 for the year ended December 31, 2022 and December 31, 2023 respectively. Fees attributable to the resale of existing securities that were offered together with newly issued shares in the IPO were recognized as initial public offering expenses within the statement of comprehensive loss.

Change in fair value of convertible notes

Fair value of SAFEs’ discounted conversion upon completion of the IPO was a non-cash amount of $ 504,976, for the year ended December 31, 2023, compared to $0 for the year ended December 31, 2022. The convertible notes of $1,514,928 were converted upon the consummation of the IPO at a discount of 25% on the IPO share price. The change in fair value of the convertible notes is a non-cash expense to reflect the discount and record the convertible notes at fair value prior to their conversion into 504,976 ordinary shares.

Changes of fair value of derivative warrant liability

The change in fair value of the initial measurement of the derivative issued as part of the PIPE was a non-cash amount of $277,600, for the year ended December 31, 2023, compared to $0 for the year ended December 31, 2022. In connection with the PIPE, the Company issued warrants that are classified as liabilities and were measured at fair value upon issuance and revalued as of December 31, 2023. Non-cash expenses of $277,600 were recorded as the change in fair value for the year ended December 31, 2023.

Issuance expenses attributable to derivate warrant liability

The relative portion of the PIPE issuance expenses attributed to the derivate warrant liability was $247,129 for the year ended December 31, 2023, compared to $0 for the year ended December 31, 2022. The Company allocated the issuance expenses incurred in the PIPE on a proportionate basis between the liability and equity instruments issued. The issuance expenses attributable to the derivate warranty liability for the year December 31, 2023 Company was $247,129.

Interest expenses on related party loan

Interest expenses with respect to funding from a related party was $152,745 for the year ended December 31, 2023, compared to interest expenses with respect to funding from related party of $17,386 for the year ended December 31, 2022. The main difference was the amount of time that the loans were outstanding during the year ended December 31, 2023 and the additional loan received during the year.

Other finance income, net

Other finance income, net was $210,675 for the year ended December 31, 2023, compared to finance income, net of $202,958 for the year ended December 31, 2022. Other finance income, net, primarily includes income from interest on deposits and exchange rate differences.

Net loss and comprehensive loss

Net loss and comprehensive loss increased by $2,118,341, or 128.1%, to $3,771,379 for the year ended December 31, 2023, compared to a net loss of $1,653,038 for the year ended December 31, 2022. The increase was the result of increase with non-cash items such as changes in fair value of convertible note, changes in fair value of derivative warrant liabilities, along with increase in operating expenses, as described above.

B. Liquidity and Capital Resources

We are in our commercialization stage and do not generate significant revenue in this stage. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuances of our equity securities in public and private offerings, including in our initial public offering in July 2023 and our private placement in October 2023, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of December 31, 2023, we had approximately $7.2 million in cash and cash equivalents.

We expect that our existing cash and cash equivalents as of December 31, 2023, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations through the end of 2025.

Our main expense over this period will be hiring more employees and other expenses associated with being a public company. We intend to evaluate our expenses during this period to determine whether we will need additional financing.

We expect that we will require additional capital to develop our next generation flight computer including algorithm optimization, artificial intelligence layer development and optical sensors input integration, as well as to commercialize our new product. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to market and sell our products and to generate revenues;

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,
(in USD, except share data)	2023	2022
Operating activities:	(2,938,300)	(1,971,635)
Investing activities	(25,757)	(9,725)
Financing activities	10,302,656	2,038,142
Net increase in cash and cash equivalents	7,338,599	56,782

Operating Activities

Net cash used in operating activities of $2,938,300 for the year ended December 31, 2023. Net cash used in operating activities for the year ended December 31, 2022, was $1,971,635. The increase in the negative cash flow is mainly due to an increase in current operating losses during the period offset by non-cash expenses such as the change in fair value of convertible notes, change in fair value of derivative warrant liabilities, stock-based compensation, and issuance expenses attributable to the derivative warrant liabilities.

Investing Activities

Net cash used in investing activities increased by $16,032 to $25,757 for the year ended December 31, 2023, compared to $9,725 for the year ended December 31, 2022, which is due to the purchase of computers and office equipment.

Financing Activities

Net cash provided by financing activities of $10,302,656 for the year ended December 31, 2023, consisted of funds received from the IPO and the PIPE completed in the period, in an aggregate amount net of issuance costs of $10,802,656 and the receipt of a loan from a related party in the amount of $245,000 and the repayment of a loan to a related party in the amount of $745,000. Net cash provided by financing activities of $2,038,142 for the year ended December 31, 2022, consisted mainly of a loan received from a related party in amount of $500,000 and the entry into certain SAFEs in the amount of $1,514,928.

Government Grants and Related Royalties

We have developed drone safety systems, at least in part, with funds from IIA grants, and, accordingly, we would be obligated to pay these royalties on sales of the aforementioned products. Below is a description of our obligations in connection with the grants received from the IIA under the Research Law:

Local Manufacturing Obligation

As long as the manufacturing of our product candidates takes place in Israel and no technology funded with IIA grants is sold or out licensed to a non-Israeli entity, the maximum aggregate royalties paid would generally be up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2023, the interest was calculated at a rate based on an annual application of the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%.

We believe that this change would not have material impact on our results or our financial position.

Further, when a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

Under the terms of the Research Law, the products may be manufactured outside of Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not be objected to by the IIA within 30 days of such notice).

Know-How Transfer Limitation

The Research Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA, calculated according to formulae provided under the Research Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon (i.e. the total liability to the IIA, including accrued interest, multiplied by six). If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such transfer.

Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Change of Control

Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of the year ended December 31, 2023 to the year ended December 31, 2022- Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2023 for additional information regarding these and our other significant accounting policies.

Derivative Warrant Liabilities

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity under US GAAP. Derivative warrant liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded as finance expenses (income) in the statement of comprehensive loss. The Company uses a fair valuation specialist to estimate the value of these instruments using numerous iterations using the Black–Scholes option price model.

The key assumptions used in the models are the expected future volatility in the price of the Company's shares, the expected life of the warrants and the probability of a future down-round adjustment event.

Stock Based Compensation

General and administrative, sales and marketing, and research and development expenses include stock-based compensation to the Company’s employees and directors. Fair value of stock-option awards was determined using the Black-Scholes option pricing model, which requires a number of assumptions, of which the most significant are the expected share price, volatility, and the expected option term. Expected volatility was calculated based on comparable public companies in the same industry. The expected share option term is calculated for share options granted to employees and directors using the “simplified” method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of December 31, 2023:

Name	Age	Position
Boaz Shetzer	44	Chief Executive Officer
Yuval Tovias	62	Chief Financial Officer
Yuval Gilad	38	Chief Product Officer
Amitay Weiss	62	Chairman of the Board of Directors
Moshe Revach(1)(2)(3)	47	Director
Dr. Roy Borochov(1)	49	Director
Tali Dinar	52	Director
Yigal Shtief(1)(2)(3)(4)	71	External Director
Naama Falach Avrahamy(1)(2)(3)(4)	44	External Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.
(2)	Member of the audit committee.

(3)	Member of the compensation committee.

(4)	An external director.

Boaz Shetzer, Chief Executive Officer

Mr. Shetzer has served as our Chief Executive Officer since January 2022. Prior to that, Mr. Shetzer served as our General Manager from January 2021 to December 2021. Prior to that, Mr. Shetzer served as our Chief Operations Officer from January 2020 to December 2020. Prior to this role, Mr. Shetzer served as our Head of Product from August 2018 to January 2020. Before joining the company, Mr. Shetzer co-founded and served as the CEO of TypeIV, a startup in the digital health arena, from January 2017 to July 2018. Prior to that, Mr. Shetzer held the role of VP of Operations at Soluto, which was acquired by Asurion, LLC, from July 2011 to November 2015. Mr. Shetzer has substantial experience in the start-up and technology commercialization ecosystem. He also serves as a reserve Israeli Air Force Major where he flies a C-130, the Israeli Air Force tactical transportation plane. Mr. Shetzer holds a BSc., magna cum laude, in electrical and computer Engineering from the Ben-Gurion University, an M.B.A. from the Reichman University (IDC Herzliya) and is an honorary graduate of the Israeli Air Force Flight Academy.

Yuval Tovias, Chief Financial Officer

Yuval Tovias has served as our Chief Financial Officer since June 2023. Mr. Tovias brings more than three decades of global experience in finance across industries. Prior to joining us, between December 2021 and March 2023, Mr. Tovias served as Chief Financial Officer at Laminera Flow Optimization Ltd., a deep-tech company, optimizing fluid transport. Prior to that between November 2014 and June 2020, Mr. Tovias served as Chief Financial Officer at TechFinancials, Inc., a software FinTech company (traded on AIM London stock exchange until February 2020 (AIM: TECH)), providing online trading and development platforms for blockchain technologies. Prior to that, Mr. Tovias held several positions as a chief financial officer, including at a software company located in Boston, MA. Mr. Tovias holds a Master’s degree in Business Administration from Tel Aviv University and a Bachelor’s degree in economics and marketing from Haifa University.

Yuval Gilad, Chief Product Officer

Mr. Gilad has served as our Chief Product Officer since November 2020. Prior to that he served as our R&D director from 2017 to 2020. Before joining ParaZero, Mr. Gilad was a senior product manager at mPrest systems, leading a multi-disciplinary air defense C4I project from 2014 to 2017. Prior to that, Mr. Gilad was a system engineer at System Design Solutions in 2013. Mr. Gilad was also a ground station and C2 system engineer for LEO imaging satellites from 2008 to 2012. Mr. Gilad is currently an MBA candidate at Reichman University (IDC Herzliya) and holds a BSc. degree in electrical and computer engineering from Ben-Gurion University.

Amitay Weiss, Chairman of the Board of Directors

Mr. Weiss has served as the Chairman of our board of directors since August 2023 and as a member of our Board since February 2022. He is currently serving as a chairman of the board of directors of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020, chairman of the board of directors of Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021. He has also served as a member of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019, Jeffs’ Brands Ltd. (Nasdaq: JFBR) since August 2022 and as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021, as a director on the board of directors of Perihelion Capital Ltd (PCL.P:CVE) from June 2021 to September 2023 and Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) from March 2019 to September 2022. He is now acting as Gix Internet Ltd.’s chief executive officer. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. We selected Mr. Weiss to serve as a director because of his substantial business and management experience.

Dr. Roy Borochov, Director

Dr. Borochov has served as our director since February 2022 and until August 2023 served as our Chairman of the board of directors. He has also served as Chief Executive Officer of Mercury Investment Fund between December 2020 and December 2023 and Chief Executive Officer of Plantify foods (TSXV: PTFY) between August 2022 and Aug 2023. Previously, Dr. Borochov served as Head of Agriculture at Prospera Technologies Ltd. from 2018 to 2020. Dr. Borochov has served as a director of Peas of Bean Ltd between 2021-2024, Venda Robotics between 2021-2022, Plantify foods between August 2022 and August 2023, Safe Foods (Nasdaq: SVFD) between April 2023 and December 2023 and Polyrizon Ltd since 2021. Dr. Borochov has a Ph.D. from the Hebrew University of Jerusalem. We selected Dr. Borochov to serve as a director because of his strong business background.

Moshe Revach, Director

Mr. Revach has served as our director since February 2022. He is currently Deputy Mayor of the city of Ramat Gan, Israel, has held the sports and government relations portfolios in the Ramat Gan municipality since 2018 and has served in various positions in the Ramat Gan municipality since 2008. Mr. Revach also serves as a director of SciSparc Ltd. (Nasdaq: SPRC), Jeffs’ Brands Ltd. (Nasdaq: JFBR) and LLN IT Solutions. He previously served as a director of Biomedico Hadarim Ltd. from 2019 to 2020 and as a director of the RPG Economic Society from 2013 to 2018. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A in management and economics from the University of Derby. We selected Mr. Revach to serve as a director due to his extensive government and corporate experience.

Tali Dinar, Director

Ms. Dinar has served as our director since February 2022. She also serves as Chief Financial Officer of Medigus Ltd. (Nasdaq: MDGS) since June 2021. Ms. Dinar served as Chief Financial Officer of Novomic Ltd., a private company, between January 2019 and January 2023. Additionally, Ms. Dinar has served as a director of Micronet Ltd. (TLV: MCRNT) between July 2016 and February 2023 and as a director in Canzon Israel Ltd. (TLV: CNZN) between August 2020 and March 2022. Ms. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021, a director in Charging Robotics Ltd. since November 2021 and as a director in Fuel Doctor Holding Inc. since April 4, 2023. Prior to these positions, Ms. Dinar served as CFO of Techcare Corp. (OTC: TECR) from January 2019 to April 2020. She previously served in various positions at MICT Inc. (Nasdaq: MICT) from 2009 to 2019, including as a director and CFO. Ms. Dinar holds a B.A. in accounting and business administration from the College of Management and is also a CPA. We selected Ms. Dinar to serve as a director due to her long track record of leading public and private companies.

Yigal Shtief, External Director

Mr. Shtief has served as a director since August 2023 and as one of our external directors since September 2023. Mr. Shtief has served as an external director of Globe Exploration Inc (TLV:GLEX) since 2015. From 2012 to 2020, Mr. Shtief served as an Independent Director of Netz Group (TLV:NETZ). Mr. Shtief holds a Diploma from The Institute of Local Government (Israel). Mr. Shtief has a B.A. in criminology and political science from Bar-Ilan University, and an MBA from the University of Latvia. We believe that Mr. Shtief is qualified to serve on our board of directors due to his extensive experience in a variety of management positions in the public sector and as a director of Israeli public companies.

Naama Falach Avrahamy, External Director

Ms. Naama Falach Avrahamy has served as a director since August 2023 and as one of our external directors since September 2023. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy has served as a member of the board of directors of Maris-Tech Ltd. (Nasdaq: MTEK) since February 2022, of Argaman Industries (TASE: Argaman) since June 2021 and of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of AnyfinacialTech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7B — Major Shareholders and Related Party Transactions — Related Party Transactions” for additional information.

B. Compensation

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), during or with respect to the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.6868 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Stock-Based Compensation	Total

Boaz Shetzer	$234,289	$26,961	$2,472	$263,722

Yuval Gilad	187,167	25,021	1,483	213,671

Yuval Tovias	80,157	27,571	1,483	109,211

Roy Borochov	61,691	-	362	62,053

Moshe Hukaylo (2)	101,456	-	-	101,456

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security

(2)	Moshe Hukaylo served as the Company’s chief financial officer until May 28, 2023.

For further information regarding our compensation policy, see “Item 6C — Directors, Senior Management and Employees — Board Practices — Compensation Committee.”

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we are required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers or directors on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

On September 20, 2023, the Company’s Board of Directors granted an aggregate of 366,172 options to purchase Ordinary Shares to certain employees and directors, certain of which were then approved by our shareholders in a general meeting on November 2, 2023. The exercise price of such options is $1.275 per Ordinary Share, exercisable for a period of 5 years from the grant date. Such options vest over four years, commencing on July 31, 2023, or the Vesting Commencement Date, where 50% of the amount granted vests at the second anniversary of the Vesting Commencement Date, and the remainder shall vest on a quarterly basis, 6.25% of the number of the options commencing on the second anniversary of the Vesting Commencement Date. For a description of our option plan, see “Item 6C — Directors, Senior Management and Employees — Board Practices — Global Share Incentive Plan (2022).”

Employment Agreements with Executive Officers

We have entered into written employment or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding confidentiality of information, assignment of inventions and noncompetition. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into indemnification agreements with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plan, see “Item 6C — Directors, Senior Management and Employees — Board Practices — Global Share Incentive Plan (2022).”

Directors’ Service Contracts

Other than with respect to the chairman of our board of directors, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Director Compensation

Each external director is only entitled to receive an annual cash payment of $30,000 plus VAT per annum. Such amounts comply with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, or the Compensation Regulations, for companies with equity size and value similar to ours, subject to certain reliefs included in the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and further subject to adjustments. Each external director is also entitled to reimbursements or coverage of expenses (including travel expenses), insurance and indemnification letters. For further information see “Item 6C — Directors, Senior Management and Employees — Board Practices — Exculpation.”

Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The terms of engagement of our non-external directors, other than the chairman, are identical to the terms of engagement of our external directors as set forth above.

In addition, at the meeting of our shareholders on November 2, 2023, our shareholders approved the Long Term Non-Executive Directors Options Grant Scheme whereby each non-executive director (including our external directors) shall be entitled to a one-time grant of options to purchase 15,131 Ordinary Shares under our Global Share Incentive Plan (2022). All such options may be exercised until the lapse of 5 years from the date of their grant, (i) shall be subject to vesting over a period of four (4) years commencing on September 20, 2023, which is the date such grant was approved by our board with 50% of such options vesting at the end of two years from the approval of the grant by our board (i.e., September 20, 2025) and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (ii) the exercise price per share of the options is $1.275 per share; and (iii) the options grant will be in accordance and pursuant to Section 102 of the Israel Income Tax Ordinance (New Version), 1961.

The executive chairman of our board is entitled to the following compensation, as long as he serves in such position: (i) a monthly fee of NIS 30,000 + VAT (the “Monthly Fee”, which equals approximately $8,250) effective as of August 2, 2023, the date in which our executive chairman was elected; (ii) an annual bonus of up to six times the Monthly Fee, commencing in 2024; (iii) a grant of options to purchase 60,524 ordinary shares under our Global Share Incentive Plan (2022), where such options may be exercised until the lapse of 5 years from the date of their grant, (x) are subject to vesting over a period of four (4) years commencing on September 20, 2023, with 50% of such options vesting at the end of two years from the such date and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (y) the exercise price per share of the options is $1.275 per share; and (z) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance; and (iv) in the event that Mr. Weiss shall cease to serve as the executive chairman of our board, then he will be entitled to cash remuneration as the other non-executive directors of our Company.

C. Board Practices

Introduction

Our board of directors consists of six (6) members. We believe that Yigal Shtief, Naama Falach Avrahamy, and Moshe Revach and Dr. Roy Borochov are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three (3) and not more than twelve (12), including external directors to be elected to the extent required under the Companies Law. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. His or her employment terms are generally subject to the approval of the compensation committee, the board of directors and shareholders, and are subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee, the board of directors, and may also require shareholder approval, and are subject to the terms of any applicable employment agreements that we may enter into with them.

With the exception of our external directors, our board is split into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2024 and after, each year the term of office of only one class of directors will expire. Alternatively, the office of a director will terminate earlier, if he or she resigns or is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting, unless such director replaced another director, in which case, such new director’s term shall expire at the annual meeting in which the replaced director’s term expires. External directors may be elected for up to two additional three-year terms after their initial three-year term in the manner and under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under the Companies Law, any shareholder holding at least five percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter that are not controlling shareholders and do not have a personal interest in the determination (excluding abstentions); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

DIVERSITY OF THE BOARD OF DIRECTORS

Board Diversity Matrix (As of March 21, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6

Part I: Gender Identity	Female	Male		Non- Binary	Did Not Disclose Gender
Directors	2	4		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

Pursuant to regulations under the Companies Law, the board of directors of a company such as ours is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. We currently do not qualify for such exemption.

The appointment of Ms. Naama Falach Avrahamy and Mr. Yigal Shtief as external directors was approved by our shareholders at an annual general meeting of shareholders held on September 12, 2023.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a meeting of shareholders, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” is defined under the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint a majority of the directors of the company or its chief executive officer.

The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms, provided that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to affiliations of external director nominees;

(ii)	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

(iii)	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, the board of directors is required under the Companies Law to call a shareholder meeting as soon as practicable to appoint an external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director. The Companies Law also imposes additional requirements for the composition of the audit and compensation committee in this regard.

The Companies Law provides that a person is not qualified to be appointed as an external director of a company with a controlling shareholder if (i) the person is a relative of a controlling shareholder, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had during the two years preceding the date of appointment of such person as an external director, any affiliation with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company.

The term “relative” is defined in the Companies Law as a spouse, sibling, parent, grandparent or descendant, a spouse’s sibling, parent or descendant and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” means (subject to certain exceptions) an employment relationship, a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships), control, and service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined in the Companies Law as a chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any other person assuming the responsibilities of any of these positions regardless of that person’s title, any other manager directly subordinate to the chief executive officer and a director.

In addition, no person may serve as an external director if (i) that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director, (ii) that person serves also as a member of the board of directors of another company, while an external directors of that other company serves at the same time as a director of the respective company, or (iii) the person is an employee of the Israel Securities Authority or an Israeli stock exchange. A person may also not continue to serve as an external director if he or she received direct or indirect compensation from the company other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender.

According to the Companies Law and regulations promulgated thereunder, a person may be appointed as an external director only if he or she has professional competence or if he or she has accounting and financial expertise (each, as defined below); provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our directors (i) meets the independence requirements under the Exchange Act, (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional competence.

A director with “accounting and financial expertise” is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional competence” if he or she has any of the following: (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his or her position in the company or (iii) at least five years of experience serving in one of the following capacities or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration or service. The board of directors determines whether a director possesses accounting and financial expertise or professional competence.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, remove the alternate and appoint another in his place and appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “accounting and financial expertise” or “professional competence,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “accounting and financial experience” or the “professional competence,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees: the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, as a public company, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the committee must be an external director. The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

Our audit committee is comprised of Naama Falach Avrahamy, who serves as its chairman, Yigal Shtief and Moshe Revach.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, inter alia by consulting with the company’s internal or external auditors, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6C — Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of work and fees of our auditor and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is determining the fees of our auditor;

(vi)	establishing “whistleblower” procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval, unless at the time of the approval a majority of the committee’s members are present, provided that the majority of the members present meet the independence criteria of the Companies Law and at least one of the members present is an external director.

Our board of directors adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the fees, engagement, or termination of engagement of our independent registered public accounting firm to the shareholders or board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Naama Falach Avrahamy, Yigal Shtief and Moshe Revach. Ms. Falach Avrahamy server as the chair of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Ms. Falach Avrahamy is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, which shall also constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. The chair of the committee must be an external director.

Our compensation committee, acting pursuant to a written charter, consists of Naama Falach Avrahamy, Yigal Shtief and Moshe Revach. Ms. Falach Avrahamy serves as the chair of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews, with respect to our executive officers and directors, and recommends to our board of directors: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and thereafter to recommend to the board of directors, once every three years, regarding any extension or modifications of such compensation policy that had been approved for a period of more than three years. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6C — Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, if the compensation policy is not approved by the shareholders, the board of directors may adopt it, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy no later than 9 months from the consummation of our initial public offering. We adopted our compensation policy at the shareholders on November 2, 2023.

The compensation committee is also responsible for: (1) from time to time, recommending the board of directors any updates required to the compensation policy and examine the implementation thereof; (2) determining whether to approve the terms of compensation of office holders that require the committee’s approval; and (3) in certain situations described in the Companies Law, to determine whether to exempt employment terms of a candidate for the position of CEO of the company from the requirement to obtain shareholder approval.

The compensation policy must serve as the basis for decisions concerning the terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average and median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a cap to the exercise value of non-cash variable compensation; and

●	as to retirement benefits, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the ratio between variable and fixed compensation, and the limit to the value of variable compensation at the time of its payment (or, with respect to non-cash variable compensation, at time of grant);

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We appointed Mr. Doron Rozenblum as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the chief executive officer of the company or any person who serves as a director or as the chief executive officer of a company.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by our shareholders. In case the remuneration of the directors is in accordance with the Compensation Regulations, such remuneration shall generally be exempt from shareholder approval. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to such action.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

An Israeli Company may also insure an office holder against expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law, 5728-1968, or the Securities Law.

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $250,000.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent.

Pursuant to the Securities Law, an Israeli Company may also indemnify an office holder for expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

We entered into customary indemnification agreements with all of our directors and officers. Each such indemnification agreement provides each office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations, under the indemnification agreements, we intend to exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this registration statement of which this prospectus forms a part, and are incorporated herein by reference.

There are no service contracts between us and our directors in their capacity as directors, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or chief executive officer or has the right to appoint at least one director or the chief executive officer.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors (unless the articles of association provide a different approval procedure) may approve a non-extraordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, and provided that the transaction is in the company’s interest. If such transaction is extraordinary, first the audit committee and then the board of directors, in that order, must approve the transaction. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present or vote on such matter at such a meeting. However, if the chair of the audit committee or board of directors (as applicable) determines that an office holder with a personal interest is required to be present for presentation of the transaction that is subject to approval, such office holder may be present. Additionally, if a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest, such directors who have a personal interest in a transaction may be present, and a shareholder approval would also be required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions other than for the provision of services or concerning the terms of engagement or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as provided above under “Board Practices — External Directors.” In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with the stated compensation policy, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is generally required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s stated compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in a customary manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, any controlling shareholder, any shareholder that knows that it has the power to determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company.

The remedies generally available upon a breach of contract will also apply to a breach of any of the duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

Global Share Incentive Plan (2022)

The Global Share Incentive Plan (2022), or the Plan, was adopted by our board of directors on March 28, 2022. The Plan provides for the grant of options, restricted share units and shares, or Awards, to our employees, offices, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

Shares Available for Grant. The total number of shares reserved for issuance under the Plan is 610,156. As of the date of this Annual Report, 243,984 Ordinary Shares remain available for future awards under the Plan. Ordinary Shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Plan. Under the Plan, the administrator has the authority, subject to applicable law, to determine (i) eligible participants, (ii) the number of options, shares, restricted share units or other equity based awards to be covered by each Award, (iii) the time or times at which an Award shall be granted, (iv) the vesting schedule and other terms and conditions applying to Awards, including acceleration, early exercise or deferment provisions, (v) the forms of written agreements applying to Awards and (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and the granting of Awards.

Eligibility. The Plan provides for granting Awards in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, or, for Awards granted to our consultants, advisors, service providers or controlling shareholders, under Section 3(i) of the Ordinance. Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or Awards. Our non-employee service providers and controlling shareholders may only be granted Awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of Awards or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of Awards or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant. All Awards granted pursuant to the Plan will be evidenced by a grant letter. The grant letter will set forth the terms and conditions of the Award, including the tax provision under which the Award is granted, the tax track elected according to the Plan (if applicable), the exercise price for options, the number of Awards granted to the participant, the date of grant and the vesting schedule. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Option Exercise. An option under the Plan may be exercised by providing us with an exercise notice in a form prescribed by the administrator, including the identity of the participant, the number of options to be exercised and the exercise price to be paid and full payment of the exercise price for such shares underlying the option, in such manner as determined by the administrator. An option may not be exercised for fractional shares.

Transferability. Awards may not be subjected to any sale, assignment, conveyance, pledge, hypothecation, mortgage, seizure, grant of collateral or any security interest or gift, or any other encumbrance, disposition or transfer, except by will or the laws of descent.

Termination of Employment. In the event of termination of a participant’s employment or service with us or any of our affiliates and except as described below, all vested and exercisable options held by such participant as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the administrator. All other options held by such participant will expire upon the date of termination of employment.

In the event of termination of a participant’s employment or service with us or any of our affiliates for cause, all unexercised options held by such participant, whether vested or unvested on the date of termination will expire on the date of such termination and any unvested option shares shall terminate and expire on the day the Participant’s effective date of termination.

In the event of termination of a participant’s employment or service with us or any of our affiliates due to such participant’s death, all vested options held by such participant as of the date of termination may be exercised by the participant’s estate, personal representative or beneficiaries at any time but not later than the earlier of: (i) the twelve-month anniversary of the participant’s death or (ii) the end of the term of the options. All options which are unvested as of the date of termination shall expire.

In the event of termination of a participant’s employment or service with us or any of our affiliates by reason of disability, all options held by such participant as of the date of termination may be exercised at any time but not later than the earlier of: (i) the three-month anniversary of the participant’s disability or (ii) the end of the term of the options. All options which are unvested as of the date of termination shall expire.

The foregoing provisions summarized in this “Termination of Employment” section shall apply only in the absence of a provision specifying otherwise in the relevant award agreement or unless otherwise resolved by the administrator.

Transactions. In the event of a share split, reverse share split, distribution of bonus shares, rights issue, cash or share dividend, combination or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by us (but not including the conversion of any of our convertible securities), the administrator in its sole discretion shall make a proportionate adjustment to the number of shares covered by each outstanding award, and the number of shares which have been authorized for issuance under the Plan but as to which no awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an award, as well as the price per share covered by each outstanding award. Except as expressly provided therein, no issuance by us of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an award.

In the event of (i) a merger or consolidation of us with or into another corporation resulting in such other corporation being the surviving entity or the direct or indirect parent of us or resulting in us being the surviving entity and there is a change in the ownership of our shares of, such that another person or entity owns fifty percent (50%) or more of the outstanding voting power of our securities by virtue of the transaction; or (ii) an acquisition of all or substantially all of our by any person (including an existing non-majority shareholder or its affiliate of shares not held by any affiliate of such shareholder); or (iii) the sale and/or transfer (including by way of an exclusive license) of all or substantially all of our assets; or (iv) such other transaction with a similar effect, as shall be determined by the administrator, the outstanding (including the unexercised, vested, unvested or restricted) portion of each outstanding Award shall be assumed or substituted with an equivalent Award or the right to receive consideration by the acquiring or successor corporation or an affiliate thereof, as shall be determined by such entity and/or the administrator, subject to the terms of the Plan.

In the event that the successor corporation or any affiliate thereof does not provide for such an assumption, and/or substitution of outstanding Awards and/or the provision of consideration for outstanding Awards, then unless determined otherwise with respect to a specific outstanding Award, the administrator shall have sole and absolute discretion to determine the effect of the Transaction on the portion of Awards outstanding immediately prior to the effective time of the Transaction, which may include any one or more of the following, whether in a manner equitable or not among individual participants or groups of participants: (i) all or a portion of the outstanding Awards shall become exercisable in full prior to the date of consummation of the Transaction, or on another date and/or dates or at an event and/or events as the administrator shall determine at its sole and absolute discretion; and/or (ii) that all or a portion or certain categories of the outstanding Awards shall be cancelled upon the actual consummation of the Transaction, and instead the holders thereof will receive consideration, or no consideration, in the amount and under the terms determined by the administrator at it sole and absolute discretion; and/or (iii) with respect to option awards, make a payment, in such form as may be determined by the administrator in respect of each vested share underlying the Award equal to the excess, if any, of (A) the per share amount payable to holders of Shares in connection with the Transaction, over (B) the per share exercise price payable by such holder in connection with such exercise.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary shares as of March 11, 2024 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Common RSU reserve pursuant to options that are currently exercisable or exercisable within 60 days of December 31, 2023 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 10,806,572 Ordinary Shares issued and outstanding as of March 11, 2024.

As of March 11, 2024, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had no holders of record of our ordinary shares in the United States. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as 99.809% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their Ordinary Shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o ParaZero Technologies Ltd., 30 Dov Hoz, Kiryat Ono, 5555626 Israel.

Name of beneficial owner	Ordinary shares beneficially owned	Percentage owned
5% or Greater Shareholders
Medigus Ltd.(1)	2,019,153	18.68%
Directors and Executive Officers
Dr. Roy Borochov	—	—
Boaz Shetzer(2)	48,651	*
Yuval Tovias(3)	2,500	*
Yuval Gilad	—	—
Tali Dinar	—	—
Moshe Revach	—	—
Amitay Weiss(4)	79,866	0.74%
Naama Falach Avrahamy(5)	2,500	*
Yigal Shtief	—	—
All directors and executive officers as a group (9 persons)	133,517	1.24%

*	Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.
(1)	Based solely on a Schedule 13G filed with the SEC on February 14, 2024. Consists of 2,019,153 Ordinary Shares. The address of Medigus Ltd. is 10 HaNechoshet Street, Tel Aviv, Israel, 6971072. Medigus is a publicly traded company. To the best of our knowledge, no person has sole voting and sole investment power with respect to the shares.
(2)	Consists of 48,651 Ordinary Shares.
(3)	Consists of 2,500 Ordinary Shares.
(4)	Consists of 79,866 Ordinary Shares.
(5)	Consists of 2,500 Ordinary Shares.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2023.

Medigus Loan, Credit Facility and Consulting Agreement

On August 4, 2022, we entered into a loan agreement, or the Medigus Loan, with Medigus Ltd., or Medigus,, pursuant to which Medigus loaned us $250,000 to be used for working capital and the operation of our business activities, including preparation for this offering. The Medigus Loan had an interest rate of 8% per annum and such interest accrues daily. Repayment of the Medigus Loan was due upon the earlier of (i) August 4, 2024, (ii) the date we close an equity financing round, which would include the IPO, (iii) the date on which we receive a bank financing or (iv) the occurrence of certain events of default. On October 30, 2022, we repaid the balance of the loan provided by Medigus to us on August 4, 2022 in the amount of $250,000 plus the accrued interest ($4,876), in accordance with the loan agreement.

On October 30, 2022, we terminated the Medigus Loan and entered into a credit facility agreement, or the Credit Facility Agreement, with Medigus Ltd., or Medigus, to borrow from time to time amounts from Medigus for the purposes of financing our ongoing activities and the payment of certain expenses in connection with the IPO. Pursuant to the Credit Facility Agreement, as of October 30, 2022, and until the closing of the IPO, Medigus made available to us a credit facility, or the Credit Facility, with an aggregate initial amount of up to $625,000. On June 26, 2023, we amended the Credit Facility Agreement to increase the amount of the Credit Facility to up to $745,000. The Credit Facility Agreement further provided that Medigus shall be entitled to a one-time payment of $40,000 in the event that the Credit Facility is repaid in connection with the closing of the IPO. The Credit Facility was fully repaid in the amount of $785,000 on August 1, 2023, following the closing of the IPO.

Additionally, on October 30, 2022, we entered into a consulting agreement with Medigus, pursuant to which Medigus shall serve as our independent consultant for a monthly fee of $10,000, effective upon the closing of our IPO and terminating on the three-year anniversary of the closing of our IPO. We may terminate the consulting agreement anytime after the closing of the IPO upon providing a three months advance notice.

Maris-Tech Consulting Agreement

On July 31, 2023, we entered into a consulting agreement with Maris pursuant to which Maris will serve as an independent consultant for a monthly fee of $10,000. Either party may terminate the consulting agreement entirely with a 90-day prior written notice provided to the other party. In October 2023, we announced that we expanded our collaboration into the drones defense market with Maris. Pursuant to a letter for intent, we and Maris will collaborate to develop a unified product, integrating safety technology and predictive maintenance. In addition, we will explore the possibility of enhancing the capabilities of our failure prediction and emergency safety system, utilizing the AI acceleration capabilities in Maris’s OEM products.

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

Certain of our executive officers have employment or services agreements with us. These agreements contain customary provisions and representations, including confidentiality, noncompetition, non-solicitation and inventions assignment undertakings by the executive officers. In addition, we entered into agreements with each executive officer and director, pursuant to which we agree to indemnify each of the officers or directors up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Under current applicable Israeli employment laws, we may not be able to enforce (either in whole or in part) covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Item 6B — Directors, Senior Management and Employees — Compensation.”

Indemnification Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We entered into indemnification agreements with each of our directors and executive officers immediately prior to the closing of the IPO, undertaking to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from a public offering of our shares, to the extent that these liabilities are not covered by insurance. We have also obtained directors and officers insurance for each of our executive officers and directors. For further information, see “Item 6C — Directors, Senior Management and Employees — Board Practices — Exculpation.”

Options

As of the date of this prospectus, we have issued an aggregate of 366,172 options to purchase Ordinary Shares to any of our directors or executive officers. For a description of our option plan, see “Item 6C — Directors, Senior Management and Employees — Board Practices — Global Share Incentive Plan (2022).” The shares are subject to transfer restrictions and “lock up” provisions upon the occurrence of certain conditions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview-Legal Proceedings.”

Dividend Policy

We have never declared or paid any cash dividends to our shareholders, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law, imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Canadian withholding taxes. See “Item 10.E. Taxation-Material Israeli Federal Income Tax Considerations” for additional information.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “PRZO”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following summary contains a description of certain Israeli and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, but it is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares that may be relevant to a decision to purchase our Ordinary Shares. The summary is based upon the tax laws of Israel and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a summary of certain tax consequences applicable to companies incorporated in Israel, with special reference to its effect on us, as well as a summary of Israeli government programs that benefit us. The following also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares.

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which changes could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-Israeli state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Starting 2018 and thereafter, the taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income under the Law for the Encouragement of Capital Investments (as discussed below) may be considerably lower.

Under the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement of Capital Investments Law

The Encouragement of Capital Investments Law was significantly amended effective as of January 2011(the “Amendment 68”). The Amendment 68 introduced new benefits to replace those granted in accordance with the provisions of the Encouragement of Capital Investments Law in effect prior to the Amendment 68. However, companies entitled to benefits under the Encouragement of Capital Investments Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the Amendment 68 apply.

The Amendment 68 cancelled the availability of the benefits granted to Industrial Companies under the Encouragement of Capital Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Encouragement of Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the Amendment 68, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain areas in Israel designated as Development Area A, in which case the rate will be 10%.

In August 2013, the Israeli Parliament enacted the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 thereto, or Amendment 71. Per Amendment 71, the tax rate on preferred income from a Preferred Enterprise in 2013 will be 7% in Development Area A, and 12.5% in other areas and in 2014-2016 9% in Development Area A and 16% in other areas. In 2017 and thereafter, the tax rate for Development Area A was reduced to 7.5%.

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We are also entitled to approach the Israel Tax Authority (the “ITA”) for a pre-ruling regarding their eligibility for benefits under Amendment 71 (and in some cases are required to apply for such approval).

In December 2016, the Israeli Parliament enacted the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 thereto, or Amendment 73. Amendment 73, which came into effect in January 2017, prescribes special tax tracks for Preferred Technological Enterprises, granting such enterprises a corporate tax rate of 7.5% in Development Area A and 12% in other areas, and setting a corporate tax rate of 6% for enterprises that qualify as a Special Preferred Technological Enterprise.

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA).

In order to be eligible for the reduced tax rates, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2022.

Capital Gains Tax on Sales of Our Ordinary Shares

Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and represent a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), there is a distinction between a “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

The tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A Substantial Shareholder is generally a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gain derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income” as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2024, up to 47% and 3% excess tax (if applicable) for individuals and for Israeli resident corporations, the corporate tax rate is 23%).

In general, if during the tax year an Israeli resident incurred a foreign loss that, had it been a profit, would have been subject to tax as passive income in Israel, may be offset against passive foreign income. If it is not possible to offset the entire loss in the tax year, the amount of loss that was not offset may be carried forward to subsequent tax years, one after the other, and may be offset against foreign passive income during those relevant years, otherwise, it shall not be allowed to be offset in the following year.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from, or attributable to, a permanent establishment or business activity of such shareholders in Israel (and certain other conditions are fulfilled). However, non-Israeli “Body of Persons” (as defined under the Ordinance) which includes corporate entities, partnerships, and other entities, will not be entitled to the foregoing exemptions if an Israeli resident (i) has, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly.

If not exempt, a non-Israeli resident shareholder would generally be subject to Israeli tax on capital gain at the ordinary corporate tax rate (23% in 2024) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale by providing a valid certificate from the ITA allowing for an exemption from withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or ,provide documents (including, for example, a certificate of residency), or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% (for an individual shareholder that is considered a Substantial Shareholder (as described above) at any time during the 12-month period preceding such date), which tax will be withheld at source. Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). If the dividend is distributed from preferred income from a preferred enterprise, the tax rate is 20% (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technology Technological Enterprise or a reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient in Israel. A valid withholding certificate from the Israel Tax Authority allowing for such reduced treaty tax rates must be presented in advance of payment.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that (i) such income was not generated from business conducted in Israel by such non-Israeli resident; (ii) the non-Israeli resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the non-Israeli resident is not liable to Surtax (as explained below).

Israeli Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described below, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership or sale of our Ordinary Shares. This summary generally considers only U.S. Holders that own our Ordinary Shares as capital assets. This summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. We will not seek a ruling from the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such U.S. Holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly, indirectly or constructively, at any time, Ordinary Shares representing 10% or more of the stock (by vote or value) of our Company.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our Ordinary Shares, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

EACH U.S. HOLDER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISER FOR THE SPECIFIC TAX CONSEQUENCES TO THAT U.S. HOLDER OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Taxation of Dividends

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

Corporate U.S. Holders generally will not be allowed a deduction for dividends received from us.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS, if any, will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. holder or withheld from a U.S. holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such U.S. Holder will be entitled to this credit.

Taxation of the Sale, Exchange or other Disposition

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of our Ordinary Shares.

Passive Foreign Investment Companies

Based on the projected composition of our income and valuation of our assets, we may have been a PFIC during 2023, and although we have not determined whether we will be a PFIC in 2024, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of our Ordinary Shares. Generally, we will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year, assuming we were not a controlled foreign corporation for the year being tested, based on the average of the fair market values of the assets determined at the end of each quarterly period, are assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period for the Ordinary Shares) and (b) any gain realized on the sale or other disposition of the Ordinary Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. A U.S. Holder that is not a corporation will be required to treat any such interest paid as “personal interest,” which is not deductible. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Taxation of Dividends.”

A U.S. Holder that holds our Ordinary Shares at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such Ordinary Shares as shares in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such Ordinary Shares had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the Ordinary Shares, as described below. However, we do not currently intend to provide the information necessary for U.S. Holders to make “QEF elections,” as described below, and the availability of a “mark-to-market election” with respect to the shares is a factual determination that will depend on the manner and quantity of trading of our shares, as described below.

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat our Ordinary Shares as stock of a qualified electing fund. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the U.S. Holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

If we were classified as a PFIC, under Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC, such option, warrant or right is considered to be PFIC stock. However, a U.S. Holder of an option, warrant or right to acquire stock of a PFIC may not make a QEF election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired on exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules.

Mark-to-market Election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the Ordinary Shares, but this election will be available with respect to the Ordinary Shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Ordinary Shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-U.S. exchange or market that meets certain requirements under the Treasury regulations. Ordinary Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which such U.S. Holder holds (or is deemed to hold) our Ordinary Shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such Ordinary Shares the U.S. Holder owns as of the close of the taxable year over such U.S. Holder’s adjusted tax basis in such Ordinary Shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of such U.S. Holder’s adjusted tax basis in the Ordinary Shares over the fair market value of such Ordinary Shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such Ordinary Shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such Ordinary Shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such Ordinary Shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of our Ordinary Shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the Ordinary Shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the Ordinary Shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

U.S. Holders should consult their tax advisors to determine under what circumstances the mark-to-market election or QEF election would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

PFIC Reporting Obligations

A U.S. Holder of PFIC stock must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the Ordinary Shares.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds. You should consult your own tax advisor regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in your particular circumstances.

Information Reporting and Withholding

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks, which result from our financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on our financial performance and position. Our main financial instruments are our cash and other receivables, trade and other payables. The main purpose of these financial instruments is to raise finance for our operations. We actively measure, monitor and manage our financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from our financial instruments are mainly credit risk and currency risk. The risk management policies employed by us to manage these risks are discussed below.

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. We closely monitor the activities of our counterparties and control the access to our intellectual property which enables it to ensure the prompt collection. Our main financial assets are cash as well as trade receivables and other receivables and represent our maximum exposure to credit risk in connection with our financial assets. Wherever possible and commercially practical, we hold cash with major financial institutions in Israel.

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS, as the majority of our expenses are denominated in NIS. As most of our revenues are USD derived, the USD is our functional currency. Our policy is not to enter into any currency hedging transactions. A decrease of 5% in the U.S. dollar to NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 1% during each of the years ended December 31, 2023, 2022 and 2021. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

Liquidity risks

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

With the completion of our listing in the US, management continues to identify and improve our internal control over financial reporting, in the context of which we have identified material weaknesses in our internal control over financial reporting related to lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping. Our management has concluded that, due to such material weakness, our disclosure controls and procedures were not effective as of December 31, 2023. As the Company continues to improve its internal controls over financing, we are in the process of engaging outside consultants, experts in the controls and procedures over financial reporting, and internally, we have begun to review and improve these processes. In light of the remediation occurring, our internal controls are expected to be changed in the future, once the planned changes are finalized.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of Naama Falach Avrahamy, Yigal Shtief and Moshe Revach, and is chaired by Ms. Falach Avrahamy. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act. Our Board has determined that Ms. Falach Avrahamy is “financially sophisticated” within the meaning of the Nasdaq Rules and a “financial expert” as defined by Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of our code of business conduct and ethics is available under the Corporate Governance section of our website at www.parazero.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, or BDO Israel, has served as our principal independent registered public accounting firm for the year ended December 31, 2022 and in the subsequent interim periods through September 12, 2023.

On September 12, 2023, Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, or Deloitte Israel, was appointed as our principal independent registered public accounting firm for the year ended December 31, 2023.

The following table provides information regarding fees paid or to be paid by us to Deloitte Israel and BDO Israel for the years ended December 31, 2023 and 2022

	Year Ended December 31,
(Dollars)	2023	2022
Audit fees (1)	$180,000	$153,280
Audit-related fees (2)	88,095	115,116
Total	268,095	268,396

(1)	Audit fees for the year ended December 31, 2023, consist of professional services provided in connection with the audit of our annual financial statements, including the re-audit by Deloitte Israel of the Company’s financial statements as of December 31, 2023 and for the three years then ended, which had previously been audited by BDO Israel, which was performed in 2023. For additional information, see “Item 16F – Change in Registrant’s Certifying Accountant”. Audit fees for the year ended December 31, 2022 represent fees paid to BDO Israel.
(2)	Audit-related fees consist of services in connection with our initial public offering that closed in July 2023 and private placement that closed in October 2023. In 2023, the amounts paid to Deloitte Israel and BDO Israel were $15,000 and $73,095 respectively.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our registration statement on Form F-1 filed with the SEC on November 6, 2023 (File No. 333-275351). There have been no disagreements of the type required to be disclosed by Item 16F(b).

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

Accordingly, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 331/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Nomination of our directors. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. The Nasdaq Stock Market rules require a listed company to have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counseling from independent consultants, after evaluating their independence. The purpose, responsibilities and membership qualifications of our compensation committee will be governed by the Companies Law, rather than the Nasdaq Capital Market listing requirements. The Companies Law requires us to ensure that a majority of the members of our Compensation Committee are external directors, and the compensation of all of its members shall be limited to amounts provided to external directors in accordance with Israeli regulations. However, under the Companies Law, there are no specific independence evaluation requirements for outside consultants. Compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6C — Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management — Board Practices — External Directors.” The definition of independent director under Nasdaq Stock Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the directors serving as external directors to satisfy the requirements to be independent under Nasdaq Stock Market rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under the Nasdaq Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the Nasdaq Stock Market rules. Our board of directors has determined that and are “independent” for purposes of the Nasdaq Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with the chief executive officer or directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all generally required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require a special disinterested majority approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require a special disinterested majority approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. Further, we adopted and approved an equity incentive plans and, to the extent required, material changes thereto in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Companies Law, which generally requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We are in the process of developing a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. Following the completion of the development of our cybersecurity risk management program, the cybersecurity process will be integrated into our overall risk management system and process, and, initially, will be solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has started to implement a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment will occur annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. Most of the information generated and collected by us is stored and maintained by third-party vendors and service providers. We believe that each of these providers has its own cybersecurity protocols to which our management believes to be adequate for protecting our files in their possession. See “Item 3.D Risk Factors—Risks Related to Our Business and Industry—Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

Governance

The oversight of cybersecurity threats is undertaken by our Chief Product Officer, who holds over a decade of experience in information technology and the design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Following the completion of the development of our cybersecurity risk management program, the audit committee will receive periodic reports at least annually from our management, concerning the Company’s significant cybersecurity threats and risk, and the processes the Company has implemented to address them. The audit committee will also receive various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of the Registrant (filed as Exhibit 3.2 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on July 19, 2022, and incorporated herein by reference).

2.1*	Description of Securities.

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on July 1, 2022, and incorporated herein by reference).

4.2	ParaZero Technologies Ltd. Global Share Incentive Plan (2022) (filed as Exhibit 10.2 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.3	Share Purchase Agreement, dated January 28, 2022, by and among the Registrant, Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein (filed as Exhibit 10.3 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.4	Form of Simple Agreement for Future Equity (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.5	Loan Conversion Agreement, dated January 28, 2022, by and between the Registrant and Delta Drone International Ltd. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.6	Supply Agreement, dated February 2, 2022, by and between the Registrant and Delta Drone International Ltd. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.7	Loan Agreement, dated August 4, 2022, by and between the Registrant and Medigus Ltd. (filed as Exhibit 10.7 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on September 7, 2022, and incorporated herein by reference).

4.8	Unsecured Credit Facility Agreement, dated October 30, 2022, by and between Registrant and Medigus Ltd. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on November 4, 2022, and incorporated herein by reference).

4.9	Consulting Agreement, dated October 30, 2022, by and between Registrant and Medigus Ltd. (filed as Exhibit 10.9 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on November 4, 2022, and incorporated herein by reference).

4.10	First Amendment to Unsecured Credit Facility Agreement, dated June 26, 2023, by and between the Registrant and Medigus Ltd. (filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on June 27, 2023, and incorporated herein by reference).

4.11	Form of Placement Agent Agreement (filed as Exhibit 99.1 to Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.12	Form of Securities Purchase Agreement (filed as Exhibit 99.2 to Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.13	Form of Registration Rights Agreement (filed as Exhibit 99.3 to Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.14	Form of Series A and Series B Warrants (filed as Exhibit 99.4 to Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.15	Form of Pre-Funded Warrant (filed as Exhibit 99.5 to Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.16#	Compensation Policy for the Office Holders of the Company (included as Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on September 28, 2023, and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

16.1	Letter from Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, dated November 6, 2023 (filed as Exhibit 16.1 to our Registration Statement on Form F-1 (File No.: 333-275351) as filed with the Securities and Exchange Commission on November 6, 2023, and incorporated herein by reference).

97.1#	Clawback Policy (included as Exhibit A to Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on September 28, 2023, and incorporated herein by reference)

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PARAZERO TECHNOLOGIES LTD.

Date: March 21, 2024	By:	/s/ Boaz Shetzer
Boaz Shetzer
Chief Executive Officer

PARAZERO TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ParaZero Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ParaZero Technologies Ltd. (the “Company”) as of December 31, 2023 and 2022, the related statements of comprehensive loss, shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 21, 2024

We have served as the Company’s auditor since 2023.

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS
(US dollars)

	Note	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		7,428,405	89,806
Trade receivables		22,376	184,064
Other current assets	3	651,560	179,541
Deferred initial public offering costs		-	291,133
Inventories	4	264,468	304,823
TOTAL CURRENT ASSETS		8,366,809	1,049,367

NON-CURRENT ASSETS:
Operating lease right-of-use asset	5	8,127	56,893
Property and equipment, net	6	49,981	41,311
TOTAL NON-CURRENT ASSETS		58,108	98,204

TOTAL ASSETS		8,424,917	1,147,571

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS — (Continued)
(US dollars)

	Note	December 31, 2023	December 31, 2022
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables		56,682	47,260
Operating lease liabilities	5	7,543	45,097
Other current liabilities	8	690,861	774,647
Convertible notes	7	-	1,514,928
TOTAL CURRENT LIABILITIES		755,086	2,381,932

NON-CURRENT LIABILITIES:
Derivative warrant liabilities	11A	1,564,773	—
Operating lease liabilities, net of current portion		—	7,775
Loan from a related party	13		399,794
TOTAL NON-CURRENT LIABILITIES		1,564,773	407,569

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, NIS 0.02 par value: Authorized 25,000,000 as of December 31, 2023 and December 31, 2022; Issued and outstanding 10,073,956 and 3,597,442 shares as of December 31, 2023 and as of December 31, 2022, respectively	9A	56,227	21,456
Additional paid-in capital		24,471,888	12,988,292
Accumulated losses		(18,423,057)	(14,651,678)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		6,105,058	(1,641,930)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		8,424,917	1,147,571

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF COMPREHENSIVE LOSS
(US dollars)

			Year ended December 31,
	Note	2023	2022	2021
Sales		620,508	560,118	724,391
Cost of Sales		476,610	337,565	464,715
Gross profit		143,898	222,553	259,676
Research and development expenses		636,801	640,328	603,702
Selling and marketing expenses		487,904	264,728	168,700
General and administrative expenses		1,472,872	766,711	474,703
Initial public offering expenses		345,925	389,396	—_
Operating loss		2,799,604	1,838,610	987,429
Change in fair value of convertible notes	9C1	504,976	—	—
Change in fair value of derivative warrant liabilities	11A	277,600	—	—
Issuance expenses attributable to derivate warrant liability	9B	247,129	—	—
Interest expenses on related party loan	13	152,745	17,386	—
Other finance income, net		(210,675)	(202,958)	(372,048)

Net loss and comprehensive loss		3,771,379	1,653,038	615,381

Net loss per ordinary share, basic and diluted		0.77	0.49	1.71
Weighted-average number of ordinary shares outstanding, basic and diluted (*)		4,891,071	3,349,071	359,743

(*)	See Note 2X.

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(US dollars)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated Losses	Total
	U.S. dollars
BALANCE AS OF JANUARY 1, 2021	359,743	1,945	6,380,403	(12,383,259)	(6,000,911)
Comprehensive loss	—	—	—	(615,381)	(615,381)
BALANCE AS OF DECEMBER 31, 2021	359,743	1,945	6,380,403	(12,998,640)	(6,616,292)
Conversion of Former Parent Company’s debt into ordinary shares and warrants	3,237,699	19,511	6,403,797	—	6,423,308
Stock based compensation	—	—	91,377	—	91,377
Benefit to the Company by an equity holder with respect to funding transactions	—	—	112,715	—	112,715
Comprehensive	—	—	—	(1,653,038)	(1,653,038)
BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
Stock based compensation			490,015	—	490,015
Conversion of convertible note into ordinary shares	504,976	2,734	2,017,170	—	2,019,904
Issuance of ordinary shares and warrants upon initial public offering, net of issuance costs	1,950,000	10,561	5,919,064	—	5,929,625
Issuance of ordinary shares, pre-funded warrants, and warrants upon private placement, net of issuance costs (*)	4,021,538	21,476	3,045,180	—	3,066,656
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167	—	12,167
Comprehensive loss	—	—	—	(3,771,379)	(3,771,379)
BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058)

(*)	Includes shares issued following a cashless exercise of pre-funded warrants and warrants B.

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS
(US dollars)

	Year ended December 31
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(3,771,379)	(1,653,038)	(615,381)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	17,087	18,495	17,627
Stock based compensation	14,815	52,286	—
Interest expenses with respect to funding from related party	112,373	12,509	—
Change in fair value of convertible loan	504,976	—	—
Changes in fair value of derivative liabilities	277,600	—	—
Issuance expenses attributable to derivative warrant liabilities	247,129	—	—
Inventory write-down	33,360	12,387	—
Foreign currency exchange differences with respect to amount due to a Former Parent Company	—	(243,948)	(402,365)
Finance expenses	583	4,021	342
Changes in operating assets and liabilities:
Trade receivables, net	161,689	(176,863)	28,595
Other current assets	(472,020)	(96,782)	21,667
Deferred initial public offering cost	—	(252,041)	—
Inventories	6,995	34,205	6,738
Operating lease right-of-use asset	48,766	(48,633)	49,020
Trade payables	9,422	10,145	(35,764)
Operating lease liabilities	(45,911)	(48,975)	50,836
Other accounts payable	(83,785)	404,597	(107,213)

Net cash used in operating activities	(2,938,300)	(1,971,635)	(985,898)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(25,757)	(9,725)	(5,572)

Net cash used in investing activities	(25,757)	(9,725)	(5,572)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost associated with the conversion of the Former Parent Company’s debt	—	(84,780)	—
Proceeds from issuance of convertible notes	—	1,514,928	—
Issuance of ordinary shares in initial public offering, net of issuance costs (Note 9c)	6,695,957	—	—
Issuance of ordinary shares, pre-funded warrants and warrants in private placement, net of issuance costs (Note 9b)	4,106,699	—	—
Receipt of loan from related party	245,000	500,000	—
Repayment of loan from related party	(745,000)	—	—
Receipt of loans from the Former Parent Company	—	107,994	940,624
Repayment of bank loan	—	—	(30,068)

Net cash provided by financing activities	10,302,656	2,038,142	910,556

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS — (Continued)
(US dollars)

	Year ended December 31
	2023	2022	2021

Net (decrease) increase in cash and cash equivalents	7,338,599	56,782	(80,914)
Cash and cash equivalents at beginning of the year	89,806	33,024	113,938

Cash and cash equivalents at the end of the year	7,428,405	89,806	33,024

	Year ended December 31
	2023	2022	2021
Supplementary disclosure on cash flows:
Cash paid for interest	40,000	4,876	—
Cash received from interest	53,804	—	—
Supplemental disclosure of non-cash investment and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	—	97,532	—
Conversion of the Former Parent Company’s debt into ordinary shares	—	6,508,089	—
Benefit to the Company by an equity holder with respect to funding transactions	12,167	112,715	—
Conversion of convertible notes into ordinary shares	2,019,904	—	—
Stock based compensation included as issuance costs	475,201	39,091	—

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 1 — GENERAL:

A.	PARAZERO TECHNOLOGIES LTD. - (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 30 Dov Hoz, Kiryat Ono, 5555626, Israel. The Company specializes in the design, development, manufacturing, distribution, and sales of safety systems for commercial drones. The Company’s technology enables real-time identification of critical failures of drones, and, upon detection of an emergency, a parachute is autonomously deployed in fractions of a second, thus ensuring safe landings. The Company sells its products internationally.

The Company is in its commercialization stage and has not generated significant revenues at this stage. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of December 31, 2023 and December 31, 2022, the Company had accumulated losses of $18.4 million and $14.7 million, and a shareholders’ equity of $6.1 million and a deficit of $1.6 million, respectively. Until the initial public offering that was completed in July 2023 (the “IPO”), the Company’s operations were funded substantially through funding from Delta Drone International Limited (ASX: DLTI) (the “Former Parent Company”), convertible notes, and a credit facility from a related party. During 2022, the Company entered into Simple Agreements for Future Equity (“SAFE” or “convertible notes”) for gross proceeds of $1,515 thousand which were converted into equity in July 2023, upon the completion of the IPO (see Note 9C). In addition, in October 2022, the Company entered into an unsecured credit facility agreement (the “Credit Facility Agreement”) with Medigus Ltd. (“Medigus”), a material shareholder of the Company, as further amended in June 2023, in an aggregate initial amount of up to $745 thousand, which was repaid in August 2023, following the completion of the IPO (see Note 9C3)). Furthermore, as noted above, on July 31, 2023, the Company raised gross proceeds of $7.8 million from its IPO, and on October 30, 2023, the Company raised gross proceeds of approximately $5.1 million in a private investment in public equity (the “PIPE”) (see Note 9B). Management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

B.	On January 28, 2022, the Former Parent Company sold its shares in the Company to a consortium of investors led by Medigus and facilitated by L.I.A. Pure Capital Ltd., an Israeli venture capital firm.

C.	On July 31, 2023, the Company closed the IPO. In connection with the IPO, the Company issued and sold 1,950,000 ordinary (the “Ordinary Shares”) pursuant to which it received gross proceeds of approximately $7.8 million. The Ordinary Shares were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “PRZO” on July 27, 2023. For further information see Note 9C.

D.	On October 30, 2023, the Company closed the PIPE. In connection with the PIPE, the Company issued and sold 1,136,364 Ordinary Shares and issued 3,500,000 pre-funded warrants, each to purchase one Ordinary Share, pursuant to which the Company received gross proceeds of approximately $5.1 million. In addition, the Company issued an aggregate of 4,636,364 and 140,373, series A warrants and series B warrants, respectively, to purchase Ordinary Shares. During December 2023, certain warrant holders exercised 2,894,548 pre-funded warrants and 8,257 series B warrants via a cashless exercise mechanism for which investors received 2,876,957 and 8,217 Ordinary Shares, respectively. As of December 31, 2023, the remaining outstanding pre-funded, series A and series B warrants were 605,452, 4,636,364 and 132,116, respectively. For further information see Notes 9B and 16B.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies followed in the preparation of the financial statements are as follows:

A. Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as to disclose contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, management evaluates its estimates, judgments and assumptions. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

B. Functional and foreign currency

The financial statements of the Company are prepared in U.S. dollars (the functional currency), which is the currency of the primary economic environment in which the entity operates. The Company has funded its operations to date through financing mainly denominated in U.S. dollars and majority of the Company’s revenues during the years ended December 31, 2023, 2022 and 2021 were denominated in U.S. dollars.

Transactions and balances that are denominated in currencies other than U.S. dollars have been remeasured into U.S. dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. Monetary assets and liabilities denominated in New Israeli Shekel (“NIS”) are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are measured at historical rates. Foreign currency transaction gains or losses are recorded in the statements of comprehensive loss as financing income or expenses, as appropriate.

C. Cash and cash equivalents

Cash and cash equivalents consist of cash and bank deposits with insignificant interest rate risk and original maturities of three months or less.

D. Trade receivables

Trade receivables are initially recognized at the invoiced amount less an allowance for estimated losses, if identified.

E. Inventories

The cost of inventories comprises all costs of purchase, and other costs incurred in bringing the inventories to their present location and condition. Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions.

F. Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis, over the useful lives of the assets at annual rates as follows:

Years
Computers	3-7
Research and Development equipment	6-7
Furniture and office equipment	17
Leasehold improvements	Shorter of economic life or remaining lease term

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

F. Property and equipment (cont.)

Depreciation expense was $17,087, $18,495, and $17,627 for the years ended December 31, 2023, 2022, and 2021, respectively.

G.  Fair value measurement

The Company measures and discloses fair value in accordance with the Financial Accounting Standards Board (“FASB”), ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	—	unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2	—	pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3	—	pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Level 3 inputs are considered as the lowest priority within the fair value hierarchy.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and other account payables approximate their fair value due to the short-term maturity of such instruments. The Company’s financial liabilities measured at fair value on a recurring basis consisted of derivative warrant liabilities as of December 31, 2023 (level 3) and convertible notes as of December 31, 2022 (level 2).

H. Initial public offering costs

The Company capitalized certain legal, professional accounting and other third-party fees that were direct and incremental fees associated with new securities to be issued in the IPO, as deferred initial public offering costs in the balance sheet. Following the completion of the IPO, deferred initial public offering costs were recorded in stockholders’ equity as a reduction from gross proceeds within additional paid-in capital.

Fees attributable to the resale of existing securities that were offered together with newly issued shares in the IPO were recognized as initial public offering expenses within the statement of comprehensive loss. As of December 31, 2023 and December 31, 2022, the Company recognized initial public offering expenses of $345,925 and $389,396 respectively, within the statement of comprehensive loss.

I. Loans from Related Party

During fiscal years 2023 and 2022, the Company signed a Credit Facility Agreement with a related party. On the borrowing date of loans with related parties, the Company estimates the value of the benefit granted to it as the difference between the interest rate that the Company is required to pay to investors for the loans provided by them and the interest rate required to pay for similar unsecured loans to non-related parties. The value of the benefit was recorded within shareholders’ equity on the borrowing date.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

J. Convertible notes

In accordance with ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity”, financial instruments that have characteristics of both liabilities and equity are classified as liabilities and are initially and subsequent to issuance measured at fair value, if at inception such instruments, in the predominant scenario, may be settled either by issuing a variable number of shares that in the aggregate provide a fixed monetary value, by issuing a variable number of shares that is inversely related to changes in the fair value of the Company’s share or by issuing a variable number of shares that is based on variations in an observable market or index, other than a market of index measured by reference to the fair value of the Company’s share.

The Company issued convertible notes (see Note 7) to investors and related parties in 2022. Such convertible notes embodied a conditional obligation for the Company to issue a variable number of shares based on a fixed monetary amount known at inception and as such were classified as liabilities and were initially and subsequent to issuance measured at fair value.

K. Warrants classification

When the Company issues freestanding instruments, it first analyzes the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of comprehensive loss in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of FASB ASC Topic 815, Derivatives and Hedging (“ASC 815-40”) in order to determine whether the instrument is considered indexed to the entity’s own stock, and qualifies for classification within equity. If the provisions of ASC 815-40 for equity classification are not met, the instrument is classified as a liability, with subsequent changes in fair value recognized in the statements of comprehensive loss in each period.

L. Warranty reserve

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2023 and December 31, 2022, the Company recorded under the other current liabilities line item a provision of $5,793 and $9,136 respectively.

M. Stock based compensation

The Company accounts for stock based compensation under ASC Topic 718, Compensation - Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock based payment awards made to employees, non-employee consultants and directors. The Company’s stock based compensation plan provides for the award of stock options and restricted stock units. The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model.

The Company recognizes compensation expenses for the value of its awards granted based on the graded -vesting method over the requisite service period for each separately vesting portion of the award. Forfeitures are accounted for as they occur. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statements of comprehensive loss.

The Black-Scholes option-pricing model requires the Company to make several assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term.

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies that operate in the same industry as the Company. The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

M. Stock based compensation (cont.)

The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The assumptions used to determine the fair value of the stock based awards are management’s best estimates and involve inherent uncertainties and the application of judgment.

N. Recently issued accounting pronouncements

As an emerging growth company, the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

The Company adopted the following accounting standards during the year:

On January 1, 2023, the Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” (ASC 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected, including accounts receivable. These changes will result in more timely recognition of credit losses. The adoption of the guidance did not have a material impact on the Company’s financial statements.

The following are accounting pronouncements that are not yet effective for the Company:

In August 2020, FASB issued ASU 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments in this update affect entities that issue convertible instruments and/or contracts in an entity’s own equity. For convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. This ASU is effective for the Company starting on January 1, 2024. The Company does not believe that the adoption of this standard will have a material impact on the Company’s financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”, Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024, and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

O. Revenue recognition

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods. The Company follows five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies its performance obligations.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

P. Revenue recognition (cont.)

The Company’s revenues consist of sales of drone safety systems (“products”) with a one-year warranty, directly to system manufactures, resellers and an online store. The payments terms are usually an advance payment through a credit card, bank wire or 30 days credit upon delivery of the product for certain existing clients.

The Company recognizes revenue from the sale of products at the point of time when control is transferred to its customers. Once the products have been physically delivered to the agreed location, the Company no longer has physical pos but has a present right to receive payment without retaining any significant risks or benefits.

The products include warranties that require the Company to either replace or repair defective products during the warranty period if the products fail to comply with their described specifications. Such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties.

Q. Cost of sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, royalties, warranty costs, salary and related expenses.

R. Research and development cost

Research and development expenses consist primarily of payroll, payroll related expenses, subcontractors, and materials. Costs are expensed as incurred.

S. Leases

The Company accounts for leases in accordance with ASC 842 “Leases.” Arrangements that are determined to be leases at inception are recognized as right-of-use operating lease assets and lease liabilities in the balance sheets at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the rate implicit in the Company’s leases are not readily determinable, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

The Company has elected the practical expedient to include lease and non-lease components as a single lease component. Additionally, the Company has made a policy election not to recognize operating lease right-of- use assets and lease liabilities on leases with original terms of 12 months or less.

Payments for variable lease costs are expensed as incurred and are not included in the operating lease ROU assets and lease liabilities.

In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

U. Income taxes

The Company accounts for income taxes in accordance with ASC 740 (Income Taxes) (“ASC 740”). Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

U. Income taxes (cont.)

A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. As of December 31, 2023 and 2022, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies ASC 740, which clarifies the accounting and reporting for uncertainties with respect to income taxes. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As of December 31, 2023 and 2022, no liability for uncertain tax positions were recorded.

V. Severance pay

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. All of the Company’s employees are covered under Section 14 of the Severance Pay Law, 1963 (“Section 14”). Pursuant to Section 14, the Company’s employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 relieve the Company from any future severance payments in respect of those employees.

W. Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized in accordance with ASC No. 450, “Contingencies” when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

X. Basic and diluted loss per share

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year. Diluted loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding together with the number of additional ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued. Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Y. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying balance sheets exceed federally insured limits. The Company places its cash and cash equivalents with two financial institutions with high-quality credit ratings in Israel and has not experienced any losses in such accounts.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 3 — OTHER CURRENT ASSETS:

	December 31
	2023	2022
Governmental institutions	233,501	120,126
Prepaid expenses	349,632	59,415
Other current assets	68,427	-
Total	651,560	179,541

NOTE 4 — INVENTORIES:

	December 31
	2023	2022
Raw materials	261,192	284,028
Finished goods	3,276	20,791
Total	264,468	304,823

For the years ended December 31, 2023, 2022 and 2021, the Company wrote off inventory in the amount approximately $33 thousand, $12 thousand and $0 thousand, respectively, to cost of sales of specific inventory items that can no longer be used due to a technological obsolescence as the market has introduced new drones.

NOTE 5 — LEASES:

The Company had a two-year lease agreement for its office in Kiryat Ono, Israel that began in 2020, and was renewed in 2022 for an additional two years that ended in February 2024. The annual lease payment was approximately $50 thousand. In February 2024, the Company entered into a new lease agreement on different premises (see Note 16C) and extended the previous lease agreement by one month that ends in March 2024. As of December 31, 2023, the new operating lease had not commenced and was excluded from the tables below.

The Company’s lease expenses were as follows:

		Year ended December 31,
	2023	2022	2021
Lease expense	$45,891	$47,425	$50,103

Other information related to operating leases as follows:

	December 31,
	2023	2022	2021
Weighted-average remaining lease term — operating leases (years)	0.166	1.166	1.166
Weighted-average discount rate — operating leases (%)	6.00	6.00	6.00

Undiscounted maturities of operating lease payments are summarized as follows:

December 31, 2023
2024	$8,126
Total undiscounted cash flows	$8,126
Less: imputed interest	$583
Operating lease liabilities	$7,543

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 6 — PROPERTY AND EQUIPMENT, NET:

	Leasehold improvements	Computers	Furniture and office equipment	R&D equipment	Total
Cost:
Balance as of January 1, 2022	94,805	5,572	30,596	—	130,973
Additions during the year	—	9,725	—	—	9,725
Balance as of December 31, 2022	94,805	15,297	30,596	—	140,698
Additions during the year	—	9,037	677	16,043	25,757
Balance as of December 31, 2023	94,805	24,334	31,273	16,043	166,455

Accumulated depreciation:
Balance as of January 1, 2022	69,213	3,586	8,093	—	80,892
Additions during the year	14,216	1,774	2,505	—	18,495
Balance as of December 31, 2022	83,429	5,360	10,598	—	99,387
Additions during the year	9,490	4,026	2,548	1,023	17,087
Balance as of December 31, 2023	92,919	9,386	13,146	1,023	116,474

Net book value:
As of December 31, 2023	1,886	14,948	18,127	15,020	49,981
As of December 31, 2022	11,376	9,937	19,998	—	41,311

NOTE 7 — CONVERTIBLE NOTES:

In February, March and May 2022, the Company entered into certain SAFEs, as further amended in July 2023, with certain investors including related parties, officers and directors. As of December 31, 2022, the Company had received approximately $1,514,928 (such amount for each investor, the “Investment Amount”). The SAFEs provided for the conversion of the Investment Amount into the Company’s Ordinary Shares under certain circumstances:

1.	Upon the occurrence of an initial public offering-event immediately prior to the closing of such initial public offering of the Company, the Investment Amount automatically converted into such number of Ordinary Shares and warrants, as applicable, issued in the initial public offering equal to the initial public offering price discounted by 25%.

2.	Optional conversion following a written notice made at investor’s sole discretion equal to the purchase amount discounted by 20%.

3.	In the event of liquidity event and dissolution event.

4.	Mandatory conversion upon drop date — If the Investment Amount had not been converted prior to October 31, 2023 (the “Drop Date”), then on such Drop Date, the SAFE would have been automatically converted into such number of the most senior class of equity shares of the Company then outstanding, equal to, the Investment Amount, divided by the lowest price per share actually paid to the Company for such most senior class of equity shares of the Company then outstanding in an investment transaction by a third party on or after January 1, 2022, discounted by 20%. If such investment transaction did not occur by January 1, 2022, then the SAFE would have automatically converted into such number of the most senior class of equity shares of the Company then outstanding, equal to, the Investment Amount, divided by AUD3.313 (approximately $2.30) (subject to any customary adjustments for share splits and consolidations).

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 7 — CONVERTIBLE NOTES: (cont.)

As the conversion rate was not indexed to the Company’s share price, the Company accounted for the SAFEs as a liability which subsequently measured at fair value.

On July 31, 2023, following the closing of the IPO, the aggregate amount of $1,514,928 received under the SAFE, was converted at a price equal to the IPO price discounted by 25%, into 504,976 Ordinary Shares of the Company. The Company recorded a finance expense of $504,976 for the year ended December 31, 2023 with respect to the change in the fair value of the SAFEs upon conversion.

NOTE 8 — OTHER ACCOUNTS PAYABLE:

	December 31
	2023	2022
Employees, salaries and related liabilities	195,509	137,597
Advances from customers	201,762	185,002
Warranty provision	5,793	9,136
Accrued expenses	287,797	442,912
	690,861	774,647

NOTE 9 — SHAREHOLDERS’ EQUITY (DEFICIT):

A. SHARE CAPITAL

The Ordinary Shares entitle their holders: to receive notices of, and to attend, general meetings where each Ordinary Share shall have one vote for all purposes; to share distributions as may be declared by the Board of Directors of the Company and approved by the shareholders, if required; and, upon liquidation or dissolution — to participate in the distribution of the assets of the Company after payment of all debts and other liabilities of the Company, in accordance with the terms of the Company’s Articles of Association (the “Articles of Association”). In January 2024 the Company increased the number of authorized ordinary shares (See Note 16A).

B. PRIVATE PLACEMENT

On October 26, 2023, the Company entered into the PIPE with certain accredited investors for aggregate gross proceeds of approximately $5.1 million, before deducting fees to the placement agent and other expenses payable by the Company (the “issuance expenses”) of $975,811. The PIPE closed on October 30, 2023.

As part of the PIPE, the Company issued an aggregate of (i) 1,136,364 Ordinary Shares, (ii) 3,500,000 pre-funded warrants each to purchase one Ordinary Share at an exercise price of $0.005 and, (iii)  series B warrants convertible into an aggregate of up to 140,373 Ordinary Shares at an exercise price $0.005 (following the end of an adjustment period as further described below). The pre-funded warrants are exercisable as of December 31, 2023 and will not expire until exercised in full.

Additionally, the Company issued 4,636,364 series A warrants each to purchase one Ordinary Share at an exercise price of $1.10 per Ordinary Share (subject to customary adjustments and certain anti-dilution adjustments), and were immediately exercisable for a period of 5.5 years from the date of issuance.

The number of Ordinary Shares issuable under the series B warrant was initially subject to an adjustment determined by the trading price of the Ordinary Shares following the effectiveness of a resale registration statement (the “Resale Registration Statement”) (see below) that the Company undertook to file, subject to a pricing floor of $0.50 per Ordinary Share, such that the maximum number of Ordinary Shares underlying the series B warrants would have been be an aggregate of 5,563,638 shares.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 9 — SHAREHOLDERS’ EQUITY (DEFICIT): (cont.)

B. PRIVATE PLACEMENT (cont.)

Following the effectiveness of the Resale Registration Statement, on December 14, 2023, the number of Ordinary Shares underlying the series B warrants was adjusted to an aggregate of 140,373 Shares. Subsequent to such adjustment, the series B warrants have substantially the same terms as the pre-funded warrants.

During December 2023, certain warrant holders exercised 2,894,548 pre-funded warrants and 8,257 series B warrants via a cashless exercise mechanism for which they received 2,876,957 and 8,217 Ordinary Shares respectively. As of December 31, 2023, the remaining outstanding pre-funded, series A and series B warrants were 605,452, 4,636,364 and 132,116, respectively.

The series A warrants have certain features that preclude equity classification; therefore, the series A warrants were accounted for as derivate warrant liabilities recorded at fair value (See note 11A).

The PIPE proceeds were first allocated to the derivative warrant liabilities based on its fair value of $1,287,173 at the date of issuance with the remaining proceeds allocated to the equity instruments in the amount of $3,795,338, prior to the allocation of issuance expenses ($3,066,656 net of issuance expenses).

The Company expensed a portion of the issuance expenses attributable to the derivative warrant liabilities. Such portion which amounted to $247,129 was determined based on the proportion of the fair value of the derivative warrant liabilities on the issuance date to gross proceeds from the PIPE and recorded in the statement of comprehensive loss for the year ended December 31, 2023.

C. IPO

On July 31, 2023, the Company issued and sold in connection with the closing of the IPO 1,950,000 Ordinary Shares at a price to the public of $4.00 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to 292,500 additional ordinary shares at the initial price to the public, less underwriting discounts and commissions, to cover over-allotments. The 45-day option was not exercised by the underwriters.

In connection with the IPO, the Company received gross proceeds of approximately $7.8 million before deducting underwriting discounts and commissions and before offering expenses ($5.8 million net proceeds after deducting approximately $0.8 million of underwriting discounts and commissions and approximately $1.2 million of other offering costs).

The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “PRZO” on July 27, 2023.

In connection with the closing of the IPO, the following transactions took place:

1)	All of the SAFEs representing an aggregate amount of $1,514,928 were converted into 504,976 Ordinary Shares of the Company. The fair value of the SAFEs prior to the conversion was $2,019,904. See Note 7 above.

2)	The Company issued warrants to the underwriters to purchase up to an aggregate of 97,500 Ordinary Shares at an exercise price of $5.00 per share, exercisable during the five-year period commencing on the date that is six months from July 31, 2023. The fair value of the warrants issued to the underwriters of $93,600 was accounted for as an issuance cost charged to equity.

3)	The Company repaid the used credit facility received from a related party in an aggregate amount of $745 thousand. See Note 13.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 9 — SHAREHOLDERS’ EQUITY (DEFICIT): (cont.)

C. IPO (cont.)

4)

During 2022, the Company entered into a consulting agreement with two consultants by which the Company would issue 179,510 warrants to each consultant upon the consummation of a qualified equity transaction. Each whole warrant would be exercisable to purchase one Ordinary Share of the Company, at an exercise price equal to the par value of the Company’s Ordinary Shares (NIS 0.02 or approximately $0.00555 per Ordinary Share), which may be paid also via cashless exercise at any time after the six-month anniversary of the grant date exercisable until August 9, 2028. The warrants were issued upon the consummation of the IPO and were fully vested on the issuance date and are exercisable at any time and from time to time, in whole or in part for a period of five years from the date of their grant. Considering the de-minimis exercise price, the fair values of the warrants were determined, taking into consideration the ordinary share price on the grant date and likelihood of attaining the performance condition.

The total grant date fair value of the warrants was $387,660 thousand which was fully expensed upon the completion of the IPO.

Total stock-based compensation expenses for the period ended December 31, 2022 was $91,377 of which $39,091 was capitalized within deferred initial public offering cost. For the year ended December 31, 2023, the Company incurred $296,283 of stock-based compensation expenses that was recorded as an issuance cost within shareholders’ equity net of the IPO proceeds.

5)	The Company issued to its advisor 144,606 warrants, with each whole warrant exercisable for one Ordinary Share at an exercise price of $1.275 per Ordinary Share. Each whole warrant is exercisable to purchase one Ordinary Share of the Company, which may be paid also via cashless exercise at any time after the six-month anniversary of the grant date, exercisable until September 20, 2028. The fair value of the warrants of $85,318 was recorded as an issuance cost

D. On October 2, 2022, the Board of Directors of the Company approved the issuance of 672,691 bonus Ordinary Shares to the holders of the Company’s Ordinary Shares on a basis of 0.23 bonus shares for each Ordinary Share outstanding (equivalent to a 1.23-for-1 forward share split of the Company’s Ordinary Shares effected through the amendment to the Company’s Articles of Association. All share amounts and instruments convertible into common shares prior to the date of the share split have been retroactively restated for all periods presented.

E. On September 25, 2022, the Company’s shareholders meeting approved the increase of the registered share capital of the Company by NIS 400,000, consisting of 20,000,000 Ordinary Shares, effective as of immediately before the IPO, such that immediately following such increase, the registered share capital of the Company was NIS 500,000 consisting of 25,000,000 Ordinary Shares of the Company.

F. On June 26, 2022, the shareholders of the Company approved a 1-for-2 reverse stock split of the Company’s Ordinary Shares, pursuant to which holders of Ordinary Shares received one Ordinary Share, par value NIS 0.02, for every two ordinary shares, par value NIS 0.01, held before the reverse stock split. All share amounts and instruments convertible into Ordinary Shares prior to the date of the reverse share split have been retroactively restated for all periods presented.

G. On May 23, 2022, the Board of Directors of the Company approved the issuance of 4,178,206 bonus Ordinary Shares to the holders of our Ordinary Shares on a basis of 2.5 bonus Ordinary Shares for each Ordinary Share outstanding (equivalent to a 3.5-for-1 forward share split of the Company’s Ordinary Shares) effected through the amendment to the Company’s Articles of Association. All share amounts and instruments convertible into Ordinary Shares prior to the date of the share split have been retroactively restated for all periods presented.

H. On January 28, 2022, the Company issued 3,237,700 Ordinary Shares as part of the debt settlement with the Former Parent Company. See Note 12B.

NOTE 10 — STOCK-BASED COMPENSATION:

The Company’s Global Share Incentive Plan (2022) (the “Plan”) was adopted by Company’s Board of Directors on March 28, 2022. The Plan provides for the grant of options to purchase Ordinary Shares, restricted share units representing Ordinary Shares and Ordinary Shares (collectively, the “Awards”) to the Company’s employees, officers, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 10 — STOCK-BASED COMPENSATION: (cont.)

The total number of Ordinary Shares reserved for issuance under the Plan is 610,156 Ordinary Shares. As of the date of this report, 243,984 Ordinary Shares remain available for future awards under the Plan. Ordinary Shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

On September 20, 2023, the Company’s Board of Directors approved the grant of an aggregate of 366,172 options to purchase Ordinary Shares to certain employees and directors. Options granted to certain officers and directors require shareholder approval which was obtained in a shareholder general meeting on November 2, 2023. The exercise price of such options is $1.275 per Ordinary Share, exercisable for a period of 5 years from the grant date. Such options vest over four years, commencing on September 20, 2023 (“Vesting Commencement Date”), where 50% of the amount granted vests at the second anniversary of the Vesting Commencement Date, and the remainder shall vest on a quarterly basis, 6.25% of the number of the options commencing on the second anniversary of the Vesting Commencement Date. The fair value of this grant was $212,199 calculated using the Black Scholes option pricing model.

A summary of the stock option activity for the year ended December 31, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2022	-
Granted	366,172	$1.275
Options outstanding as of December 31, 2023	366,172	$1.275
Options exercisable as of December 31, 2023	-	$-

As of December 31, 2023, the weighted-average remaining contractual life of the outstanding options were 4.7 years.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2023. The following assumptions were applied in determining the options’ fair value on their grant date:

2023
Risk-free interest rate	4.51%-4.67%
Expected option term (years)	3.8-5
Expected share price volatility	61.1%-66.3%
Dividend yield	-

As of December 31, 2023, the Company had 366,172 unvested options. As of December 31, 2023, the unrecognized compensation cost related to all unvested options of $197,384 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.8 years. The intrinsic value of the options expected to vest as of December 31, 2023 was $0.

NOTE 11 —WARRANTS:

A. Derivatives warrant liabilities

As part of the PIPE the Company issued to accredited investors Units each consisting of (i) one Ordinary Share or pre-funded warrant, (ii) one series A warrant and (iii) one series B warrant, see Note 9B above. The terms of the series A warrants issued include certain features that preclude equity classification; therefore, they were classified as liabilities with changes in fair value recognized in profit or loss. Additionally, the terms include a cashless exercise provision and repricing provisions, under certain circumstances.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 11 — WARRANTS: (cont.)

A. Derivatives warrant liabilities (cont.)

The fair value of the series A warrants issued in the PIPE at the time of the initial closing, which took place on October 30, 2023, and on December 31, 2023, was calculated by an independent valuation expert, performing numerous iterations using the Black–Scholes option price model, based on a probability of a down round protection adjustment event and using the following assumptions:

	October 30, 2023	December 31, 2023
Expected volatility (%)	55.95%-59.37%	55.08%-60.24
Risk-free interest rate (%)	4.78%-4.99%	3.85%-4.05%
Expected Life (years)	2-5	2-5
Value per share	$0.59	$0.71
Exercise price (U.S. dollars per share)	$1.1	$1.1

The following table sets forth the fair value changes of the series A warrants during the year ended December 31, 2023:

Balance as of December 31, 2022	-
Initial measurement	1,287,173
Change in fair value	277,600
Balance as of December 31, 2023	1,564,773

B. Equity warrant

Warrants issued as part of the Delta Drone transaction with the Former Parent Company and upon the IPO completion:

Issuance date	In connection with	No. of warrants issued	Exercise price per share	No. of Ordinary shares underlying warrants
2022*	Delta Drone Warrants	111,261	$4.00	111,261
2023**	IPO Underwriter Warrants	97,500	$5.00	97,500
2023***	IPO Consultants Warrants	359,020	$0.00555	359,020
2023****	IPO Consultants Warrants	144,606	$1.275	144,606

*	see Note 12B
**	see Note 9C2)
***	see Note 9C4)
****	see Note 9C5)

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 12 — COMMITMENTS AND CONTINGENCIES:

A. Israel Innovation Authority:

The Company has received royalty-bearing grants from the Israel Innovation Authority (the “IIA”), for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company is required to pay royalties at the rate of 3%-3.5% depending on meeting certain conditions on sales of the products developed with the funds provided by the IIA, up to an amount equal to 300% of the IIA research and development grant received, depending upon the manufacturing volume that is performed outside of Israel, indexed to the U.S. dollar and bearing interest., Until December 31, 2023, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, or the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. indexed to the dollar including accrued interest at the SOFR rate.

As of December 31, 2019, the research and development projects funded by the IIA were completed. The total amount of the IIA grant received was $748 thousand.

As of December 31, 2023, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $613 thousand. During the year 2023, the Company paid the IIA royalties in the amount of approximately $121 thousand in connection with revenues recorded between the years 2019-2023, of the products developed with the funds provided by the IIA.

When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. There is no certainty that the Company would obtain such approvals.

B. Former Parent Company

On January 28, 2022, the Former Parent Company announced it had entered into a binding agreement with a consortium of investors led by Medigus and facilitated by Israeli venture capital firm L.I.A. Pure Capital Ltd (“Pure Capital”), for the sale of 100% of the share capital of the Company for a total consideration of Australian Dollar (“AUD”) 6 million (approximately $4.2 million) in cash (the “Acquisition”), and all outstanding liabilities between the Company and the Former Parent Company were converted into equity immediately prior to the closing of the Acquisition.

On February 2, 2022 (the “Issue Date”), the Company issued to the Former Parent Company a warrant to purchase 111,261 Ordinary Shares. The exercise price of such warrant is (A) if a Trigger Event (defined below) occurs, the price per Company Ordinary Shares in the IPO, or, (B) if a Trigger Event has not occurred, US $2.7797 per each Company Ordinary Shares, reflecting a pre-money valuation of US $10,000,000 on a fully diluted as-converted basis as of the Issue Date. Further, (A) if an IPO of the Company occurs before the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 90 days from the earlier of (“Trigger Event”): (i) the fifth anniversary of the Issue Date; or (ii) the price per each Company Ordinary Shares has increased by at least 50% compared to the listing price per Company Ordinary Shares as part of the IPO (to be determined based upon one-calendar-month volume weighted average price); and (B) if no IPO of the Company occurs before the lapse of the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 12 months from the fifth anniversary of the Issue Date.

As of December 31, 2023, following the closing of the IPO, the number of the outstanding warrants is 111,261 with an exercise price of $4.00 per ordinary share and expiration date of no later than July 31, 2028.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 13 — LOAN FROM RELATED PARTY:

In August 2022, the Company received a $250 thousand loan from Medigus bearing an interest rate of 8% per annum, to be repaid upon the earlier of (i) August 4, 2024, (ii) the date the Company closes an equity financing round, which would include IPO, (iii) the date on which the Company will receive a bank financing or (iv) the occurrence of certain events of default. On October 30, 2022, the Company terminated the Medigus Loan and repaid the balance of $250 thousand plus the accrued interest ($4,876), in accordance with the loan agreement. On October 30, 2022, the Company entered into the Credit Facility Agreement with Medigus to borrow from time to time amounts from Medigus for the purposes of financing the ongoing activities and the payment of certain expenses in connection with the IPO Pursuant to the Credit Facility Agreement, as of October 30, 2022, Medigus made available to the Company credit facility with an aggregate initial amount of up to $625 thousand. On June 26, 2023, the Company amended the Credit Facility Agreement with Medigus to increase the amount of the Credit Facility to up to $745 thousand. As of December 31, 2022, and June 30, 2023, the Company received from Medigus $500 thousand and $745 thousand, respectively.

The Credit Facility bears no interest, and the outstanding credit shall be due and payable on the earlier of (i) one year from the date of the Credit Facility Agreement (The Company may extend such time by up to six months), (ii) the closing of the Company’s IPO or (iii) the occurrence of certain events of default. If the outstanding credit is repaid in connection with the closing of the Company’s IPO, the Company will be obligated to make a one-time payment of an additional $40,000 to Medigus.

On the borrowing date, the Company estimated the value of the benefit received based on the interest rate that the Company would be required to pay for similar unsecured loans to non-related parties. The value of the benefit was recorded within shareholders’ equity on each borrowing date. The accumulated interest expenses calculated as of December 31, 2023 and December 31, 2022 in the amount of $7,073 and $10,396 respectively, were charged to finance expenses.

The used credit facility in an aggregate amount of $745 thousand was fully repaid in August 2023, following the closing of the IPO.

NOTE 14 — INCOME TAXES:

A. Corporate tax rate:

The standard tax rate in Israel was 23% during the years ended December 31, 2023, 2022 and 2021.

Tax assessments of the Company through tax year 2017 are considered final.

B. Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are computed using the standard tax rates of 23%. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2023	2022

Net operating loss carry forward	$3,612,947	$2,693,459
Research and development expenses	145,249	135,367
Provision for warranty	1,332	2,101
Provision for vacation and convalescence	17,459	15,799
Issuance cost	81,010	86,464
Total deferred tax assets	3,857,998	2,933,190
Less - valuation allowance	(3,857,998)	(2,933,190)
Net deferred tax assets	$-	$-

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 14 — INCOME TAXES: (cont.)

B. Deferred tax assets and liabilities: (cont.)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences or carry-forwards are deductible. Based on the level of historical taxable losses, management has recorded a full valuation allowance on its deferred tax assets.

C. As of December 31, 2023 and December 31, 2022, the operating loss carry-forwards amounted to approximately $15.7 million and $12.7 million, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

D. Reconciliation of the theoretical tax expense to actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

NOTE 15 — TRANSACTIONS WITH RELATED PARTIES:

A. During the years 2022-2023, the Company received from Medigus, a related party, a loan which later on was amended to a credit facility, payable upon the completion of the Company’s IPO which took place in July 2023. In addition, on October 30, 2022, the Company entered into a consulting agreement with Medigus pursuant to which Medigus will serve as its independent consultant for a monthly fee of $10,000, effective upon the closing of the Company’s IPO and terminating on the three-year anniversary of the closing of the Company’s IPO. The Company may terminate the consulting agreement any time after the closing of the Company’s IPO upon providing three months advance notice. The total amount payable to Medigus as of December 31, 2023 was $0

B. On July 31, 2023, the Company entered into a consulting agreement with Maris-Tech Ltd, pursuant to which Maris will serve as its independent consultant for a monthly fee of $10,000. The Chairman of the Board of Directors of the Company is also the Chairman of the Board of Directors of Maris-Tech. Either party may terminate the consulting agreement entirely with a 90-day prior written notice provided to the other party. In October 2023, the Company expanded the collaboration into the drones defense market with Maris, to develop a unified product, integrating safety technology and predictive maintenance. In addition, the Company will explore the possibility of enhancing the capabilities of its failure prediction and emergency safety system, utilizing the AI acceleration capabilities in Maris’s OEM products. The total amount payable to Maris-Tech as of December 31, 2023 was $0.

C. During the year 2021, the Company entered into two transactions with Rocketmine (Pty) Ltd., an affiliate of the Former Parent Company, pursuant to which Rocketmine (Pty) Ltd purchased the Company’s products for a total amount of $11,140.

NOTE 16 — SUBSEQUENT EVENTS:

A. On January 23, 2024, the Company’s shareholders meeting resolved to increase the registered share capital of the Company by NIS 3,500,000, such that immediately following such increase, the registered share capital of the Company was NIS 4,000,000 consisting of 200,000,000 Ordinary Shares of the Company.

B. During January 2024, certain warrant holders exercised 605,452 pre-funded warrants and 132,116 series B warrants via a cashless mechanism for which they received 601,367 and 131,249 Ordinary Shares, respectively. Following the exercises above, there were no outstanding pre-funded warrants or series B warrants. See Note 9B above.

C. On February 1, 2024, the Company entered into a three-year lease agreement commencing on March 15, 2024 (the “Lease Agreement”), to move its corporate headquarters, including the offices and research and development facility, to 1 HaTahana Street, Menivim Tower, Kfar Saba 4453001 Israel where it will occupy approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. The Company expect to complete the move to the new corporate headquarters in March 2024.

The monthly aggregate rental payment is NIS 71,000 plus VAT, as required under Israeli law. At the end of the term, the Company has an option to extend the lease for additional three years. In addition, the Company provided a bank guarantee in the amount of approximately NIS 248,000 to the Company’s landlords as part of the Lease Agreement.