Form 20-F
period 2024-12-31
ParaZero Technologies Ltd.
filed 2025-03-21
CIK 1916241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-41760

ParaZero Technologies Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	1 Hatachana Street Kfar Saba, 4453001, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Boaz Shetzer

Chief Executive Officer

1 Hatachana Street

Kfar Saba, 4453001, Israel

Tel: +972-50-275-3666

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 12,817,092 ordinary shares.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F, or this Annual Report, to the “Company,” “Parazero,” “we,” “us,” “our” and other similar designations refer to Parazero Technologies Ltd. All references to “ordinary shares” are to our ordinary shares, par value NIS 0.02.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our limited of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from the U.S. Federal Aviation Administration or other governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems and counter unmanned aerial systems (“C-UAS”);

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

v

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Risks Related to Our Business and Industry

●	The Company expects to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

●	The Company’s adoption of new business models could fail to produce any financial returns.

●	The Company will be affected by operational risks and may not be adequately insured for certain risks.

●	The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

●	The Company operates in a competitive market.

●	The markets in which the Company competes are characterized by rapid technological change.

●	Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies, or limitations put on the use of small UAS in response to public privacy concerns, may prevent us from expanding the sales of our drone solutions to commercial and industrial customers in the United States.

●	We are subject to governmental regulation and other legal obligations in jurisdictions outside of the U.S., and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

●	Failure to make competitive technological advances will put us at a disadvantage and may lead to negative operational and financial outcome.

●	If we fail to offer high-quality products or customer service, our business and reputation could suffer.

●	Our products and certain projects have lengthy sales cycles that make it difficult to plan our expenses and forecast results.

●	The Company’s commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more cost-effective to use than our products or services.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	The Company relies on its business partners, and they may be given access to sensitive and proprietary information in order to provide services and support to the Company’s teams.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Risks Related to the Ownership of Our Ordinary Shares

●	Sales of a substantial number of our ordinary shares in the public market, including resale of the shares issued to the selling shareholders, by our existing shareholders could cause our share price to fall.

●	The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

Risks Related to Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	We are exposed to fluctuations in currency exchange rates.

General Risk Factors

●	Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Risks Related to Our Financial Condition and Capital Requirements

We are an early commercialization stage company and have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are an early commercialization stage company and have incurred net losses since our inception in 2013, including net losses of $11,054,230 and $3,771,379 for the years ended December 31, 2024 and 2023, respectively. As a result, we had accumulated losses of $29,477,287 as of December 31, 2024.

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

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations and natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s technologies, personal injury or death, environmental damage, adverse impacts on the Company’s operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

The Company’s products are sold in rapidly evolving markets. The commercial unmanned aerial vehicle, or UAV, market is in early stages of customer adoption. In addition, the C-UAS market continues to evolve as geopolitical events that utilized C-UASs evolve. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

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

Failure to obtain necessary regulatory approvals from the FAA, the Israeli Defense Export Control Agency within the Israeli Ministry of Defense, or DECA, or other governmental agencies, or limitations put on the use of small UAS in response to public privacy concerns, may prevent us from expanding the sales of our drone solutions to commercial and industrial customers in the United States.

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

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the marketing and export of defense related equipment, services, ‘know-how’ are subject to DECA’s regulation under the Defense Export Control Law, 5766-2007, or the Export Control Law and, collectively, Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies. We may not be able to retain licenses and other authorizations required under the applicable Israeli Trade Control Laws. The failure to satisfy the requirements under the Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability

Failure to obtain necessary regulatory approvals from civil aviation authorities, or CAAs, or limitations put on the use of small UAV in response to public privacy concerns, may prevent the Company from expanding sales of its small UAV to non-military customers in various global regions, and may prevent the Company from testing or operating its aircraft and/or expanding its sales which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

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

We are subject to Israeli and U.S. government inquiries and investigations, including periodic audits of costs that we determine are reimbursable under U.S. government contracts.

Under the Export Control Law, the Israeli Ministry of Defense and DECA have various audit and supervision powers to ensure compliance with the Export Control Law, to which violations are subject to criminal and administrative penalties. We are also required to submit periodic reports to DECA, and to maintain and retain records as to the information and documents pertaining to defense export transactions conducted.

U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review our performance under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and our compliance with our internal control systems and policies. Any costs found to be misclassified or inaccurately allocated to a specific contract will be deemed non-reimbursable, and to the extent already reimbursed, must be refunded. Any inadequacies in our systems and policies could result in withholds on billed receivables, penalties and reduced future business. Furthermore, if any audit, inquiry or investigation uncovers improper or illegal activities, we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be false.

We are subject to governmental export and import and marketing controls in Israel and in the United States that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We are also subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite their contractual undertakings and any such export could have negative consequences, including government investigations, penalties and reputational harm.

In addition, we are subject to defense-related export controls. For example, currently certain of our products are subject to supervision under the Export Control Law. Under the Export Control Law, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense, and may be subject to a requirement to obtain a specific license from the Israeli Ministry of Defense for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology,” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as certain of our products) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Israeli Ministry of Economy if intended for civilian use only.

We could be subject to liability in the event of non-compliance or impair our ability to compete in international markets (including, if we fail to submit periodic reports to DECA or to maintain and retain records as to the information and documents pertaining to defense export transactions conducted.

Furthermore, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

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

We expect to continue to make investments in our products in development and our products that we have started to commercialize. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Our patent portfolio consists of an aggregate of twenty four (24) patents and patent applications, as described in “Item 4.B — Business Overview — Intellectual Property”. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

A substantial part of the commercial success of the Company will depend on its ability to maintain, establish and protect its intellectual property assets, maintain trade secret protection, register copyrights and trademarks, and operate without infringing the proprietary rights of third parties. Our patent portfolio consists of an aggregate of twenty four (24) patents and patent applications, as described in “Item 4.B. — Business Overview — Intellectual Property.” We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patent applications to issue as patents. There is a further risk that the claims of each patent application, as filed, may change in scope during examination by the patent offices. Further, if and where a patent is granted, there can be no guarantee that such patent will be valid or enforceable or that the patent will be granted in other jurisdictions.

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

Risks Related to the Ownership of Our Ordinary Shares

The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

The market price of our ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

●	actual or anticipated changes or fluctuations in our results of operations;

●	the guidance we may provide to analysts and investors from time to time, and any changes in, or our failure to perform in line with, such guidance;

●	announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

●	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	future sales or expected future sales of our ordinary shares;

●	investor perceptions of us and the industries in which we operate;

●	price and volume fluctuations in the overall stock market from time to time;

●	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

●	failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

●	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

●	announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

●	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	actual or anticipated changes in our management or our board of directors;

●	general economic conditions and slow or negative growth of our target markets; and

●	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These and other factors may cause the market price and demand for our ordinary shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares (as defined below) if we are or were to become a PFIC.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

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

In addition, we intend to register the offer and sale of all ordinary shares that we may issue from time to time under our equity compensation plans. Once we register these shares, they will be freely tradable in the public market, subject to the volume limitations under Rule 144 of the Securities Act in the case of our affiliates and the lock-up agreements or market stand-off provisions agreed with the representative of the underwriters in connection with our initial public offering in July 2023.

Risks Related to Our Incorporation, Location and Operations in Israel

Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel including the recent war with Hamas and other terrorist organizations from the Gaza Strip.

Our executive offices and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport or the nautical routes, could prevent or delay shipments of our components or products.

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

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefire declared collapse or a new war commences or hostilities expand to other fronts our operations may be adversely affected.

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

As of the date hereof, we currently have 22 full-time employees, including four members of senior management, one of whom is engaged as a service provider, all of whom are located in Israel. Certain of our employees and consultants in Israel, including members of our senior management, may be obligated to perform military reserve duty generally until they reach the age of 40 (or older, for officers or other citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

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

Our research and development efforts relating to our products have been financed in part through royalty-bearing grants in an aggregate amount of approximately $748,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2024, none of which were received during the most recent fiscal year ended. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $603,000. With respect to the royalty-bearing grants, we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed, in whole or in part, under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2024, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, or the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. We believe that this change would not have material impact on our results or our financial position or results in operations.

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

In addition, our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.02 per share. As of the date of this Annual Report on Form 20-F, we had 16,679,631 ordinary shares issued and outstanding. As of the date of this Annual Report, we also had warrants to purchase 2,290,828 ordinary shares outstanding, options to purchase 603,054 ordinary shares outstanding (of which the grant of options to purchase 15,131 ordinary shares are subject to the approval of our shareholders), none of which are currently fully vested and 1,560,165 restricted share units, or RSUs (of which the grants of 587,286 RSUs are subject to the approval of our shareholders) outstanding, none of which are currently fully vested. Our Board may issue, or reserve for issuance, an additional 178,866,322 ordinary shares, which includes 947,317 ordinary shares that are reserved and available for future awards under our Global Share Incentive Plan (2022), which might dilute your holdings substantially.

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

We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures.

We have identified control deficiencies in our financial reporting process that constitute a material weakness related to lack segregation of duties as of December 31, 2024.

Management has implemented corrective actions to address this issue, including improving the segregation of duties and enhancing our controls to ensure the accuracy of our financial reporting within account processes, and systems, documentation to evidence the operation of controls, procedures and approvals, periodic user access reviews, assessment of controls of financially significant vendors, written policies and procedures for accounting, IT and financial reporting and record keeping. We continue to improve its internal controls over financing, and has engaged outside consultants, experts in the controls and procedures over financial reporting, and internally, we have reviewed and improved these processes. In light of the remediation occurring, our internal controls are expected to be effective in the 2025. Except for additional personnel costs and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Further, there can be no assurance that we will not suffer from other material weaknesses or significant deficiencies in the future. If we fail to remediate these material weaknesses or fail to otherwise maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an Israeli corporation based in Israel and were incorporated on June 30, 2013, under the name ParaZero Ltd. On September 6, 2018, our name was changed to ParaZero Israel Ltd., and on November 4, 2018, our name was changed to our current name, ParaZero Technologies Ltd. Our principal executive offices are located at 1 Hatachana Street, Kfar Saba, 4453001, Israel. Our telephone number in Israel is +972-50-275-3666. Our website address is www.parazero.com. The information contained on our website and available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only.

We have incurred net losses since our inception, including net losses of $11,054,230 and $3,771,379 for the years ended December 31, 2024 and 2023, respectively. As a result, we had accumulated losses of $29,477,287 as of December 31, 2024. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in research and development as well as in sales and marketing activities and as we hire additional employees over the coming years.

B. Business Overview

Overview

We are an aerospace company specializing in safety systems for commercial UAS and C-UAS solutions for the Defense and Homeland Security, or HLS, markets. Our expertise lies in designing, developing, and delivering what we believe to be best-in-class autonomous parachute safety systems for commercial UAS, along with cutting-edge proprietary technologies tailored for defense and HLS applications.

Our company was founded by a group of aviation professionals and veteran drone operators, to address the drone industry’s challenges and needs. Our goals are to enable the commercial drone industry to realize its greatest potential through increasing safety, mitigating operational risk, and enabling regulatory compliance and to develop high-end, cutting-edge solutions based on our proprietary technology for defense end users.

Commercial UAS are either navigated manually with a remote control or operated automatically by software. UAS have been in widespread use in the military for surveillance and long-range attack purposes and have also been used for weather monitoring and search and rescue operations. As developments in the mobile industry have enabled manufacturers to decrease the size, weight, and cost of batteries and cameras, the drone industry has expanded beyond its largely military-based origins and scale for commercial and civil government use cases. Increased automation of drones and a global concern for sustainability have also driven demand. UAS have become an integral workflow tool among a myriad of global industries and have a wide array of commercial applications, such as photography, agriculture, package delivery, first response/public safety, surveying, construction site monitoring, and infrastructure inspection. As demand and use cases for commercial UAS have increased, so too have concerns over UAS safety, and we believe our safety solutions place us in a strong position to take advantage of the developing market and regulatory frameworks, which are increasingly recognizing parachute recovery systems as effective forms of risk mitigation for expanded operational approvals across an increasing number of global regions.

Our unique, patented technology enables parachute deployment on UAS in a fraction of a second using an autonomous computer paired with a ballistic parachute launcher. We believe that we have created a new benchmark in UAS safety with low altitude parachute deployment capabilities and high levels of reliability. Globally, our solutions have proven critical to enabling commercial drone operations over populated areas and beyond-visual-line-of-sight (BVLOS), which require prior approval from CAAs, including those in the U.S., Europe, Canada, Israel, Brazil, Singapore, Australia, and more. These authorizations facilitate new business opportunities and applications for expanded UAS operations worldwide, thus enhancing the value proposition of our solutions for our global customers.

The rapid adoption of UAS technologies in recent years has also introduced significant security challenges. UAS technology is now easily accessible not only to militaries around the world but also to non-state entities, criminal organizations, and individuals with malicious intent.

After years of saving numerous unmanned and manned aerial systems, we applied our innovative, patent-protected technology in order to lead the battle against hostile drones. We believe that our technology solutions leverage a distinct technology portfolio protected by global patents that were developed over the course of more than a decade. We believe that this technology portfolio enables us to effectively counteract various threats posed by drones by rapidly developing bespoke C-UAS solutions for key clientele. Recent international conflicts have highlighted the extensive use of drones in various attacks and the critical necessity to counteract these strikes promptly with minimal damage as well as deliver critical supplies in high-risk operational zones. We have commenced development of dedicated solutions based on our technology.

For both the defense-HLS and commercial markets we are also engaged in developing our proprietary precision airdrop system, called DropAir. This system is designed to transform drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments. By leveraging our renowned parachute technology, DropAir offers a cutting-edge solution to support military forces and emergency responders operating in high-risk zones with limited ability to land. The DropAir solution can support precise airdrop for troops in the field, para-military forces working on site and first responders.

We have a global distribution footprint and have forged partnerships all around the world, including the United States, Europe, Canada, South Korea and Latin America. We sell our drone safety systems as off-the-shelf solutions, as well as perform integrations with OEMs, offering customized, bespoke safety solutions for a large variety of aerial platforms, including multi-rotor, fixed wing, vertical take-off and landing (VTOL) heavy lift, and urban air mobility. Our technology has been sold to and used by some of the world’s top companies and organizations, including drone companies such as LIFT Aircraft, Airobotics, SpeedBird Aero and Doosan Corporation and other leading and known brands and entities such as CNN, the New York Times, Hensel Phelps, Verizon Media (Skyward), Fox Television Station, the Chicago Police Department and Fortis Construction.

Our Solutions

Our unique, patented technology is divided into two segments: commercial and defense-HLS applications.

Commercial:

For the commercial UAS market, the SafeAir System is designed to mitigate the risk of UAS flight over people and in urban areas in order to enable compliance with regulations and expand operators’ flight envelope.

The SafeAir system is a smart parachute system that monitors UAS flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency. The system contains a flight termination system, a black-box to enable post-flight analysis, and a warning buzzer to alert people of a falling drone. In addition to being fully autonomous, the SafeAir system includes a separate remote control for manual parachute deployment capability. The SafeAir System meets the requirements of the most stringent standards related to UAS parachutes.

SafeAir Solution Portfolio

SafeAir Mavic 2

Autonomous parachute system designed for the DJI Mavic 2 series,

Compliance and certification: ASTM F3322

Total weight: 165 grams.
Minimum safe altitude: 19.11 meters.
Average descent rate: 3.93 meters per second.
Approximate impact energy: 8.2 Joules.

SafeAir Mavic 3

Autonomous parachute system designed for the DJI Mavic 3 Series

Compliance and certification: ASTM F3322, CE Class C5, EASA MoC 2511/2512
Total weight: 185 grams.
Minimum safe altitude: 40.96 meters
Average descent rate: 4.11 meters per second.
Approximate impact energy: 9.1 Joules.

SafeAir Anzu Raptor

Autonomous parachute system designed for the Anzu Raptor series (a DJI alternative for the US market)

Compliance and certification: ASTM F3322

Total weight: 185 grams.
Minimum safe altitude: 40.96 meters
Average descent rate: 4.11 meters per second.
Approximate impact energy: 9.1 Joules.

SafeAir M-300 Pro

Autonomous parachute system designed for the DJI Matrice 300 series

Compliance and certification: ASTM F3322, CE Class C5, DVR for MoC 2511 and 2512
Total weight: 900 grams.
Minimum safe effective altitude: 30.39 meters.
Average descent rate: 4.41 meters per second.
Approximate impact energy: 87.5 joules.

SafeAir 350 Pro

Autonomous parachute system designed for the DJI Matrice 350 series

Compliance and certification: ASTM F3322, CE Class C5, DVR for MoC 2511 and 2512
Total weight: 900 grams.
Minimum safe effective altitude: 30.39 meters.
Average descent rate: 4.41 meters per second.
Approximate impact energy: 87.5 joules.

SafeAir V1EX	Autonomous parachute system designed for the Airobotics V1EX drone-in-a-box platform. ASTM F3322-18 certification assisted Airobotics in securing their type certificate from the FAA.

SafeAir eVTOL	Parachute system for up to 770 pounds. Installed primarily on manned platforms (air taxis, urban air mobility) such as the LIFT HEXA, an all-electric vertical takeoff and landing (eVTOL) single-passenger multicopter. Combines an independent flight termination system, smart computer, and highly effective parachute to prevent loss of control.

Custom Integrations	Generic parachute system for up to 440 pounds. Designed for multicopters, fixed wing aircrafts, and VTOLs. Installed on various OEM platforms, such as Doosan Mobility Innovation (South Korea) and Speedbird Aero (Brazil)

Defense and Homeland Security:

For the defense-HLS markets we offer the DefendAir technology and the DropAir Precision Airdrop System.

As small, lethal drones are being utilized around the world with tremendous effectiveness and are reshaping the balance of the battlefield they are raising demand for counter-UAS systems. C-UAS technology encompasses a wide range of solutions that allow users to detect, classify, and mitigate drones and unmanned aerial vehicles. This includes everything from camera systems and specialist drone detection radars to net guns and cyber takeover systems.

Our DefendAir technology can be added as a modular component to different C-UAS System layouts, including:

●	DefendAir Drone/FPV: a drone-mounted net interception system providing last-mile defense. This solution enables high-speed pursuit of targets, providing enhanced flexibility and precision in countering aerial threats. The system’s adaptability allows it to be mounted on a wide range of drone platforms, including first person view drone platforms, ensuring optimal performance in various operational scenarios while not replacing jamming and spoofing solutions, but complementing them with a non-explosive solution that is suitable for urban environments.

●	Personal DefendAir Gun: an innovative, lightweight, and portable system designed to enhance the safety of infantry units at the platoon/squad level. The system includes a personal net launcher that can be carried as part of a combat vest, providing soldiers with an effective and easy-to-use tool for neutralizing hostile UASs at close range. Its lightweight design ensures mobility and flexibility while maintaining operational safety due to its non-explosive mechanism, minimizing the probable damage to surrounding personnel. This cutting-edge solution empowers ground forces with rapid, efficient drone mitigation capabilities during missions.

Our DropAir precision airdrop technology is in late stages of development. The most recent field test involved multiple drone airdrops of blood units for combat medical teams in a high-risk operational zone. The system’s innovative parachute mechanism deploys the parachute at a low, pre-defined altitude above the ground, ensuring minimal drift and a highly accurate landing. The test results demonstrated the resilience of blood units during the airdrop process, meeting stringent requirements for sensitive payloads. Based on the success of this phase, we plan to advance the DropAir into the next stage of development, which is aimed at addressing complex operational scenarios.

Milestones

The market for safety systems for commercial drones is rapidly evolving and subject to regulatory frameworks around the world that are in various stages of development and sophistication. We have played a key role, as a leader in parachute safety systems, in the development of both the technology and regulations around safe UAS operations.

The global C-UAS market has been evolving rapidly. In the past two years and we invested in research and development of our C-UAS technology and solutions to answer these needs. We also recognized high demand by defense end users for solutions based on our parachute technology such as our DropAir system developed specifically for defense end users.

Below are some key technological, testing, and regulatory milestones that we have been involved in for these two market segments:

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

On July 11, 2019, we announced that four additional waivers for operations over people were granted by the FAA to operators using the ParaZero SafeAir for the Phantom 4s and Mavic 2s. These waivers had historically been difficult to secure and we believe that the rapid pace at which they were granted to operators using the SafeAir system demonstrated the scalability and availability of our solutions. By July of 2020, we were able to announce that 100 organizations in the U.S. had secured FAA operational waivers granting flight over populated areas using drones fitted with our SafeAir system parachute technology.

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

In November of 2021, we completed ASTM testing and compliance for the SafeAir system for the DJI M200 & DJI M300, two leading enterprise drone platforms, further expanding the options for operators to apply for regulatory approvals using our solutions.

 In May 2023, we were selected and partnered by Jetson, an eVTOL and commercial UAS manufacturer, to develop parachute safety systems for Jetson’s personal electric aerial vehicle, the Jetson ONE.

In October 2023, we announced that the Australian Civil Aviation Safety Agency authorized drones to operate over populated area and near people when using our safety systems, the first such authorization of its kind in Australia. The approval was obtained by our Australian regional partner, OVRL, whose tailored safety case and Specific Operations Risk Assessment application helped facilitate the landmark approval, now paving the way for all organizations throughout Australia to benefit from similar operational approvals

In January 2024, we announced that we facilitated one of our customers in obtaining the first-ever light uncrewed aircraft system operator certificate, or LUC, in Denmark. The LUC is an organizational approval certificate granted by the EASA, which is an agency of the European Union with responsibility for civil aviation safety, that allows for cross-border operations throughout the European Union without additional approvals required, enabling flight operations to be self-authorized by the LUC holder anywhere throughout EASA member states. Additionally, the LUC holder may operate a variety of UAS platforms under one single approval, offering a quantum change in the efficiency of drone aerial services, while maintaining safe operating conditions. Our SafeAir parachute system was utilized throughout the LUC application process to enable a broader range of advanced flight permissions, including operations over people, considered to be a highly sought-after flight permission.

In February 2024, we announced that we expanded our collaboration with Vayu Aerospace Corporation, or Vayu, a US-based drone manufacturer. Over the past two year, we had previously worked with Vayu in order to enhance safety solutions for Vayu’s commercial and military vertical take-off and landing aircraft. Through the new collaboration, we will customize our SafeAir system to be integrated at the design stage of Vayu’s G-1MKII VTOL aircraft. We and Vayu also have performance-based regulatory compliance testing and validation planned for the near future to unlock a range of use cases for Vayu’s global customers.

In November 2024 we announced that we received a Design Verification Report (DVR) approval from EASA, for the SafeAir M-300 Pro and SafeAir M-350 Pro parachute safety kits. This approval adds to ParaZero’s portfolio of previously granted approvals from the Federal Aviation Administration, alongside additional territories. The EASA DVR confirms that our SafeAir M-300/ M-350 Pro parachute systems comply with key safety requirements, enabling drone operators to enhance their operational scope under the Specific Operations Risk Assessment (SORA) process.

In January 2025, we successfully launched a pilot program utilizing our DropAir precision airdrop system in a high-risk operational zone. The program, conducted in collaboration with a leading drone company, demonstrates the system’s ability to deliver critical blood transfusions rapidly and safely, significantly reducing the time needed to save lives in emergency situations.

Industry Overview and Market Challenges

According to Precedence Research, the global commercial drone market size was valued at $60.37 billion in 2024 and is expected to reach $1.445 billion by 2034. The market is expected to grow at a compound annual growth rate (CAGR) of 37% from 2024 to 3034.

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

Regarding the C-UAS market and our potential in this market, according Research and Markets, the anti-drone (C-UAS) market was valued at $2.71 billion in 2024, and is projected to reach $11.12 billion by 2030, growing at a CAGR of 26.53%. One of the reasons for the expected growth in this market was by governings making strategic investments in anti-drone systems. These investments were part of broader efforts to combat the use of drones in military operations, security threats, and terrorism-related activities.

Regarding our DropAir precision airdrop technology, according to Statista by 2030, the global drone delivery market is projected to generate over $4.9 billion in revenue.

Consumer vs. Commercial Drones

The civilian drone industry can generally be divided into two primary groups: consumer and commercial. Various types of consumer drones can be legally purchased over the internet or in retail stores in a range of prices. Consumer drones are mostly used for fun and recreational hobbyist photography and have seen major widespread growth globally. Commercial or enterprise drones are generally more expensive, heavier and are designed to carry costly payloads such as high-end cameras. These types of drones typically require pilot training and certification. Examples of commercial drone use include: (a) search and rescue — with the ability to cross tough terrain with ease, drones can be everywhere any time, providing law enforcement, fire fighters and medical teams with rapid response capabilities; (b) security — authorities use drones to protect people during various emergencies, help coordinate a variety of security operations and to preserve evidence; (c) infrastructure inspections — many systems such as power lines, wind turbines and pipelines can be checked by drones, allowing businesses to get accurate information quickly, safely and efficiently and avoid putting their workers in potentially dangerous situations such as working on high power lines or climbing wind turbines; (d) surveillance — drones allow recording and monitoring from the sky and are therefore suitable for monitoring public events, protests or any suspicious activities without being heard or seen; (e) science and research — drones assist scientists in their research by observing different occurrences in nature or a particular environment from the sky. For example, drones are used to safely document the archaeological excavations in nuclear accidents (measuring contamination), in glacier surveillance and to observe volcanic eruptions; (f) aerial photography and video — with a drone that is equipped with a high-definition camera, high quality/definition photos can be taken that were previously only possible with helicopters; (g) surveying and GIS (mapping) — using multi-spectral cameras and laser scanners, drones are able to create high-quality 3D maps. With these capabilities, drones can be used for remote sensing, surveying and mapping, photogrammetry, precision agriculture, etc.; also deliver lightweight packages such as medication, small e-commerce purchases and much more; and (h) construction — drones can provide valuable insight and management capabilities to contractors and architects by allowing them to efficiently check the status of the building process. In short, the uses and potential uses for drones are rapidly increasing as is the number of drones being utilized around the world, with a corresponding increase in associated issues such as regulation, licensing and safety.

Drone Safety Incidents and Threats

Commercial drones offer significant value to private industry and the public sector and are flying in ever-increasing numbers in the skies. As the global utilization of drones grows at an increasing rate, we expect the number of safety incidents to increase as well. Drones routinely experience mid-flight emergencies, including electrical system failures, bird strikes, excessive angular breach or altitude loss, etc., and can fall out of the sky and can be part of safety incidents such as collisions with other flying objects or structures. For example, the EASA reported that in 2023 a total of 12 UAS accidents and serious incidents happened.

Advancement in drone technology has created threats on defense forces, national security and critical infrastructure through the use of advanced drones. Such drones, while being armed, are capable of attacks. Such incidents have reportedly increased in recent years, and hence security threats have led governments to think of anti-drone technologies. The increasing use of military and non-military drones for attacks on defense and civilian infrastructure and establishments as well as the use of drones for criminal activity, like smuggling, has necessitated the need for counter drone technology.

The utilization of UAS has become a global security concern, transcending geographic and conflict boundaries. According to recent research by Chávez and Swed, over 65 criminal, insurgent or terrorist organizations now possess the capability to deploy drones. This broad adoption underscores the pivotal role drones play in modern warfare and security breaches.

Business Strategy

We are implementing a multi-tiered business model to increase flexibility in the market and to encourage broad adoption of our products. A portion of our defense and commercial solutions are sold directly to OEMs, which usually are characterized by long sales cycles and in the commercial drone market are also original design manufacturers, or ODMs. Defense OEMs are usually the solution provider for the end users. Our direct interaction with OEMs enables us to work with them from the design stage, providing for seamless integration of our solutions into their products. We also market our solutions directly to clients via direct sales, resellers and an online store.

Marketing Strategy

In the commercial market, our primary efforts are in creating co-marketing partnerships and working directly with distributors and resellers. Our approach of market education and explaining the benefits of using our technology allows us to expand exposure to our technology even before the regulatory environment requires or provides regulatory benefit(s) to drone operators and manufacturers that have implemented a safety measure capability.

For selling our defense and commercial solutions, our core marketing activities include monthly press releases, monthly blog posts, regular social media posts and re-shares on LinkedIn, Facebook, Instagram, Twitter and YouTube, attending roadshows and exhibitions on a regular basis, continuously searching for co-marketing partnerships with OEMs and distributors, video and photo content creation, marketing collateral with e-folders for distributors and website updates.

Competition

The markets in which we operate are particularly competitive due to the lucrative nature of the contracts and contacts available within the commercial and industrial drone industries. The industry is also characterized by rapidly advancing technologies and new systems introduced to the market. In the commercial parachute market for commercial drones as well as for the precise airdrop market, we face competition mainly from, but not limited to, Drone Rescue Systems, Fruity Chutes, Opale Paramodels, Dronavia, AVSS, and Galaxy GRS.

In the C-UAS market we face competition mainly from, but not limited to, Droneshield, DroneCatcher, Elbit Systems, Rafael, IAI, Raytheon, Zen Technologies, DeTect, Drone Defense and Dedrone.

Future Applications

We intend to develop additional applications for drones utilizing our technological capabilities and deep familiarity and expertise in the drone market. These future applications include:

1.	Introducing next-generation electronics that fully support urban air mobility and manned UAS applications (such as air taxis and other personal transportation and delivery solutions). By leveraging the experience we have accumulated over the years in designing smart autonomous solutions, we intend to build the next-generation hardware from the ground up, with cutting-edge technologies such as real-time, AI-based decision making with continuous learning capabilities and revolutionary design concepts that will potentially improve the reliability and performance of the hardware.

2.	Developing an AI-based predictive maintenance and profiling suite to provide valuable insights for drone operators and OEMs. By employing advanced big data and machine learning techniques, end-users can receive alerts and notifications regarding the behavior of their platform(s). This will allow for preventive measures before a critical issue arises, thus providing an additional layer of safety, which is particularly important for air taxis and other manned applications.

3.	Monetizing collected data by offering various complementary data-based solutions for end-users and OEMs, including advanced safety features, debriefing, and fleet management capabilities. By connecting the system to the cloud continuously, we believe that we will be able to provide users with analytics and data at a scope previously unavailable.

4.	Fully integrating the system’s real-time telemetry and statuses into smart city infrastructure, providing valuable data on air traffic, hazards, air pollution, and weather conditions in real-time. Utilizing the advanced sensing capabilities of the system, we believe that we will be able to generate an accurate high-resolution environmental picture that can be monetized as a data provider for municipalities and other clients in the smart urban landscape (such as emergency services).

5.	Expanding OEM offerings with additional integration and testing services, further simplifying the overall system integration process and providing a one-stop-shop holistic solution for OEMs to design, integrate and certify their platforms in accordance with regulatory requirements. By leveraging our lab and field experience, along with our vast regulatory knowledge, OEMs that usually focus on the implementation of their platforms, rather than considering external requirements, can gain significant value by improving their offerings and reducing time to market.

6.	Developing a solution for navigating the platform after parachute deployment to land in safe areas to further reduce the chance for hazards on the ground. Based on proprietary IP, we believe that the system will generate a continuous ground situational awareness picture and in accordance shall navigate the platform in case of an emergency to a predefined safe area.

7.	Completion of the development of our DropAir precision airdrop system toward operational readiness. We intend to expand our sales to different end users for different needs, weights and environmental conditions.

8.	Completion of the development of our C-UAS technology towards operational readiness. We believe that our technology can be part of a full C-UAS systems that includes detection, radio and GPS jamming. We will be able to implement our solution on vehicles, stationary platforms and on personal weapons.

Government Regulation

The use of commercial drones is heavily regulated and, as is often the case with developing technologies, the regulation of the operation and flight of UAS around the world is lagging behind the industry’s technological capabilities. Many countries and governments, such as the United States and the European Union, have developed regulations that prohibit the use of UAS in urban or populated environments, except in specific scenarios and/or with appropriate air and ground risk mitigation measures, including the use of parachutes.

Possessing the ability to safely and legally engage in operations over people and BVLOS is essential for the commercial drone services industry to realize its full potential, as many of the commercial UAS use cases, such as food delivery, medical delivery, photography and monitoring, occur in urban environments, and thus cannot be performed without these capabilities.

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

Since 2019, hundreds of FAA §107.39 waivers have been granted for operations over people using SafeAir technology, including to organizations such as Hensel Phelps, the Chicago Police Department, Verizon Media, The New York Times and State Farm Insurance. These waivers allow small UAS which do not meet the four operational categories mentioned above to be flown over human beings.

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

TC’s RPAS operations over people segment is currently supported by the entire portfolio of ParaZero SafeAir off-the-shelf solutions: Mavic, M200, M300 and M350.

Israel

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the marketing and export of defense related equipment, services, ‘know-how’ are subject to DECA’s regulation under the Export Control Law, collectively, Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies.

We may not be able to retain licenses and other authorizations required under the applicable Israeli Trade Control Laws. The failure to satisfy the requirements under the Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability.

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

The specific category addresses riskier drone operations and requires the drone operator to obtain authorization from the national competent authority before starting flight. To receive operational authorization, the drone operator must conduct a risk assessment. EASA has endorsed the Specific Operations Risk Assessment (SORA) as an acceptable means to demonstrate compliance and assess the operational risk of proposed drone operations within the specific category. SORA allows operators to utilize certain mitigating measures to reduce ground and air risk associated with the drone operation. Parachute systems effectively address SORA’s ground risk mitigation element, known as M2 mitigation, due to the safety provided in the event of a critical in-flight failure.

EASA has defined certain Standard Scenarios, or STSs, for drone operations to simplify approvals for specific types of flights. These STSs are designed for operations that go beyond the limitations of the “open” category, but still follow pre-defined safety requirements. Currently, EASA has defined two STS:

1. STS-01 – Operations in VLOS over a controlled ground area in populated environments.

2. STS-02 – Operations in BVLOS with airspace observers in sparsely populated environments.

These STSs allow drone operators to conduct missions without applying for a full operational authorization. Drones classified under C5, such as the DJI Mavic 3E and M350 equipped with ParaZero’s SafeAir Systems, are specifically designed to meet the technical and operational requirements of STS-01. The C5 marking ensures that a drone is equipped with necessary safety features for conducting standard scenario operations without additional mitigations.

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

Our patent portfolio consists of an aggregate of twenty four (24) patents and patent applications, as detailed in the following table.

Luzzatto Ref.	Country	Effective Date	Application No. Patent No.	Status	Title	Type
31225/CA/13-CIP	Canada	2020/09/16	3,151,165	Await	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/CN/13	China	2014/10/22	201480058600.1 ZL 201480058600.1	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/DE/13-EP	Germany	2014/10/22	14855086.6 60 2014 083 159.1	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/EP/13	European Patent Office	2014/10/22	14855086.6 3060477	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/EP/13-CIP	European Patent Office	2020/09/16	20865241.2	Pend	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/EP/13-CIP2	European Patent Office	2023/03/19	23774147.5	Await	DAMAGE MITIGATING APPARATUS AND METHOD	Patent
31225/FR/13-EP	France	2014/10/22	14855086.6 EP3060477	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/GB/13-EP	Great Britain	2014/10/22	14855086.6 EP3060477	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/HK/13	Hong Kong	2014/10/22	16113519.7 HK1225359	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/IL/13-CIP-np2	Israel	2020/09/16	291438	Pend	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/IN/13-CIP	India	2020/09/16	202227020577	Await	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/IN/13-CIP2	India	2023/03/19	202417078495	Await	DAMAGE MITIGATING APPARATUS AND METHOD	Patent
31225/mis/13	Israel	2013/10/24	229068	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/SG/13-CIP2	Singapore	2023/03/19	11202406524W	Await	DAMAGE MITIGATING APPARATUS AND METHOD	Patent
31225/SG/13-CIP-DIV1	Singapore	2020/09/16	10202402312Y	Await	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/US/13	USA	2014/10/22	15/030,533 10,421,552	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/US/13-CIP	USA	2014/10/22	16/576,882 11,286,053	Granted	DAMAGE MITIGATING APPARATUS OPERABLE BY PRESSURIZED DEPLOYMENT OF A FABRIC	Patent
31225/US/13-CIP2	USA	22/10/2014	17/700,335	Allowed	AERIAL VEHICLE BASED DAMAGE AVOIDANCE SYSTEM INCLUDING SAFETY APPARATUS FOR MITIGATING DAMAGE TO NEARBY BYSTANDERS OR VEHICLES	Patent
31225/US/13-CIP2-CON	USA	2014/10/22	19/056,111	Await	AERIAL VEHICLE BASED DAMAGE AVOIDANCE SYSTEM INCLUDING SAFETY APPARATUS FOR MITIGATING DAMAGE TO NEARBY BYSTANDERS OR VEHICLES	Patent
34686/IL/16-ORP	Israel	2017/03/22	251342	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/JP/16	Japan	2018/03/15	2019-551441 7097905	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/SG/16	Singapore	2018/03/15	11201908488W	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/US/16-CIP	USA	2018/03/15	18/527,975	Await	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/WO/16-CIP	WO	2023/12/04	PCT/IL2024/051150	Pend	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent

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

Employees

As of the date hereof, we currently have 22 full-time employees, including four members of senior management, one of whom is engaged as a service provider. All of our employees and our service provider are located in Israel.

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

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 1 HaTahana Street, Menivim Tower, Kfar Saba 4453001 Israel, where we occupy approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. On February 1, 2024, we entered into a three year lease agreement that commenced on March 15, 2024. Our monthly aggregate rental payment is NIS 71,000 (approximately $19,575) plus VAT at the applicable rate required under Israeli law. At the end of the term, we have an option to extend the lease for an additional three years.

We consider that our new office space will be sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3.D Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the two years ended December 31, 2023 can be found in our annual report on Form 20-F as filed with the SEC on March 21, 2024 (File No. 001-41760).

Overview

For more information regarding our business and operations, see the section entitled “Business Overview” above.

Recent Offerings

Registered Direct Offering – February 2025

On February 13, 2025, we closed a registered direct offering, or the RDO, with investors for the purchase and sale of (i) 2,518,182 of our ordinary shares and (ii) pre-funded warrants to purchase up to 300,000 ordinary shares at a purchase price of $1.10 per ordinary share and $1.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary shares, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds to us from the RDO were approximately $3.1 million.

As of the date hereof, 200,000 pre-funded warrants have been exercised into 200,000 ordinary shares. We paid an aggregate of $232,500 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $55,000.

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

As of the date hereof, 3,500,000 pre-funded warrants, 2,798,903 series A warrants and 140,373 series B warrants have been exercised into an aggregate of 6,416,693 ordinary shares for aggregate gross proceeds of approximately $3.0 million.

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

The Company recognizes revenue from customization agreements at a point in time for agreements that consist of single combined performance obligation of design of services and supply of a customized product that is satisfied at a point in time once the prototype is delivered to the customer and can be integrated into its equipment.

With the commencement of development and customization contracts during year ended December 31, 2024, in which the performance obligation is satisfied over time, the Company measures the progress of the project using the input method based on the company’s efforts to satisfy the performance obligation.

Cost of Sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, salary and related. It also consists of write down charges of obsolete inventory items, warranty on product sold and royalties to the IIA on sales.

The Government of Israel, through the IIA, encourages research and development projects by providing grants. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA. Our research and development efforts relating to our product have been financed in part through royalty-bearing grants in an aggregate amount of approximately $748,000 received from the IIA, as of December 31, 2024, none of which were received during the most recent fiscal year ended. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of approximately $602,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed in whole or in part using these IIA grants. For information regarding our obligations in connection with the grants received from the IIA under the Research Law, see “Item 5 — Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Government Grants and Related Royalties” below.

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

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2024, our net operating loss carryforwards for tax purposes were approximately $27.9 million. We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Below is a summary of our results of operations for the periods indicated:

	Year Ended December 31,
(in USD, except share and per share data)	2024	2023
Statements of Operations Data:
Sales	932,154	620,508
Cost of sales	(873,861)	(476,610)
Gross profit	58,293	143,898
Research and development expenses	(2,143,353)	(636,801)
Sales and marketing expenses	(1,081,003)	(487,904)
General and administrative expenses	(2,400,000)	(1,472,872)
Initial public offering expenses	-	(345,925)
Operating loss	(5,566,063)	(2,799,604)
Change in fair value of convertible note	-	(504,976)
Change in fair value of derivative warrant liabilities	(5,688,891)	(277,600)
Issuance expenses attributable to derivative warrant liability	-	(247,129)
Interest expenses on related party loan	-	(152,745)
Other finance income, net	200,724	210,675
Net loss and comprehensive loss	(11,054,230)	(3,771,379)
Basic and diluted loss per share	(0.99)	(0.77)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	11,129,978	4,891,071

Sales

Sales increased by $311,646, or 50.2%, to $932,154 for the year ended December 31, 2024, compared to $620,508 for the year ended December 31, 2023. This increase was mainly attributed to that fact, that the company shifted towards sales to OEM integrations that contributed to a higher volume of sales rather than to the aftermarket segment. This shift is accompanied with recuring revenues.

Cost of sales

Cost of sales increased by $397,251, or 83.3%, to $873,861 for the year ended December 31, 2024, compared to $476,610 for the year ended December 31, 2023. The increase was mainly due to the increase in the volume of sales during the year ended December 31, 2024 and an inventory write off of approximately $114,680.

Research and development expenses

Research and development expenses increased by $1,506,552, or 237%, to $2,143,353 for the year ended December 31, 2024, compared to $636,801 for the year ended December 31, 2023. The increase resulted mainly from labor costs of $843,881 accompanied an increase in by materials and experiments costs of $386,839.

Sales and marketing expenses

Sales and marketing expenses increased by $593,099, or 121.6%, to $1,081,003 for the year ended December 31, 2024, compared to $487,904 for the year ended December 31, 2023. The increase resulted mainly from labor, professional services and more subcontractors’ costs of $449,788 accompanied an increase in by travel and conferences participation costs of $122,288.

General and administrative expenses

General and administrative expenses increased by $927,128, or 62.9%, to $2,400,000 for the year ended December 31, 2024, compared to $1,472,872 for the year ended December 31, 2023. The increase resulted mainly from professional services rendered after the IPO and costs associated with becoming a public company, including an increase in D&O insurance and certain filing services.

Initial public offering expenses

Initial public offering expenses sum-up to a total of $nil and $345,925 for the years ended December 31, 2024 and December 31, 2023 respectively. Fees attributable to the resale of existing securities that were offered together with newly issued shares in the IPO were recognized as initial public offering expenses within the statement of comprehensive loss.

Change in fair value of convertible notes

Fair value of SAFEs’ discounted conversion upon completion of the IPO was a non-cash amount of $504,796 for the year ended December 31, 2023 and the Company did not incur such expense for the year ended December 31, 2024. The convertible notes of $1,514,928 were converted upon the consummation of the IPO at a discount of 25% on the IPO share price and is non-cash expense to reflect the discount and record the convertible notes at fair value prior to their conversion into 504,976 ordinary shares.

Changes of fair value of derivative warrant liability

In connection with the PIPE, the Company issued warrants that are classified as liabilities and were measured at fair value upon issuance and revalued as of December 31, 2024. Non-cash expenses of $5,688,891 were recorded as the change in fair value for the year ended December 31, 2024 reflecting the change in the fair value of the outstanding warrants and warrants that were exercised during 2024.

Issuance expenses attributable to derivate warrant liability

The relative portion of the PIPE issuance expenses attributed to the derivate warrant liability was $247,129 for the year ended December 31, 2023 and the Company did not incur such expense for the year ended December 31, 2024. The Company allocated the issuance expenses incurred in the PIPE on a proportionate basis between the liability and equity instruments issued.

Interest expenses on related party loan

The Company did not incur any interest expenses with respect to funding from a related party for the year ended December 31, 2024. For the year ended December 31, 2023, interest expenses with respect to funding from a related party was $152,745 as the loan was repaid during 2023.

Other finance income, net

Other finance income, net was $200,724 for the year ended December 31, 2024, compared to finance income, net of $210,675 for the year ended December 31, 2023. Other finance income, net, primarily includes income from interest on deposits and exchange rate differences.

Net loss and comprehensive loss

Net loss and comprehensive loss increased by $7,282,851, or 193%, to $11,054,230 for the year ended December 31, 2024, compared to a net loss of $3,771,379 for the year ended December 31, 2023. The increase was the result of an increase of mainly a non-cash item, changes in fair value of derivative warrant liabilities, along with an increase in operating expenses, as described above.

B. Liquidity and Capital Resources

We are in our early commercialization stage and do not generate significant revenue in this stage. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuances of our equity securities in public and private offerings, including in our initial public offering in July 2023 and our private placement in October 2023, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of December 31, 2024, we had approximately $4.2 million in cash and cash equivalents.

We expect that our existing cash and cash equivalents as of December 31, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations through the end of the first quarter of 2026.

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

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,
(in USD, except share data)	2024	2023
Operating activities:	(4,889,222)	(2,938,300)
Investing activities	(148,739)	(25,757)
Financing activities	1,820,001	10,302,656
Net increase (decrease) in cash and cash equivalents	(3,249,539)	7,338,599

Operating Activities

Net cash used in operating activities of $4,889,222 for the year ended December 31, 2024. Net cash used in operating activities for the year ended December 31, 2023, was $2,938,300. The increase in the negative cash flow is mainly due to an increase in current operating losses during the period.

Investing Activities

Net cash used in investing activities increased by $122,982 to $148,739 for the year ended December 31, 2024, compared to $25,757 for the year ended December 31, 2023, which is due to placing a restricted deposit and the purchase of computers and office equipment as a result of migrating into a new office space.

Financing Activities

Net cash provided by financing activities of $1,820,001 for the year ended December 31, 2024, consisted of exercise of warrants A series. Net cash provided by financing activities of $10,302,656 for the year ended December 31, 2023, consisted of funds received from the IPO and the PIPE completed in the period, in an aggregate amount net of issuance costs of $10,802,656 and the receipt of a loan from a related party in the amount of $245,000 and the repayment of a loan to a related party in the amount of $745,000.

Government Grants and Related Royalties

We have developed drone safety systems, at least in part, with funds from IIA grants, and, accordingly, we would be obligated to pay these royalties on sales of the aforementioned products. Below is a description of our obligations in connection with the grants received from the IIA under the Research Law:

Local Manufacturing Obligation

As long as the manufacturing of our product candidates takes place in Israel and no technology funded with IIA grants is sold or out licensed to a non-Israeli entity, the maximum aggregate royalties paid would generally be up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2023, the interest was calculated at a rate based on an annual application of the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 31, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results- Comparison of the year ended December 31, 2024 to the year ended December 31, 2023- Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2024 for additional information regarding these and our other significant accounting policies.

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

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants and the probability of a future down-round adjustment event.

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

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of December 31, 2024, we identified control deficiencies in our financial reporting process that constitute a material weakness. The material weakness related to lack segregation of duties.

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has implemented corrective actions to address this issue, including improving the segregation of duties and enhancing our controls to ensure the accuracy of our financial reporting within account processes, and systems, documentation to evidence the operation of controls, procedures and approvals, periodic user access reviews, assessment of controls of financially significant vendors, written policies and procedures for accounting, IT and financial reporting and record keeping. We continue to improve its internal controls over financing, and has engaged outside consultants, experts in the controls and procedures over financial reporting, and internally, we have reviewed and improved these processes. In light of the remediation occurring, our internal controls are expected to be effective in the 2025. Except for additional personnel costs and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan. See “Item 5.E—Operating and Financial Review and Prospects—Critical Account Estimates—Internal Control Over Financial Reporting” and “Item 3.D—Risk Factors—Risks Related to Ownership of our Ordinary Shares— We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” for additional information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 21, 2025:

Name	Age	Position
Boaz Shetzer	45	Chief Executive Officer
Regev Livne	44	Chief Financial Officer
Yuval Gilad	39	Chief Product Officer
Oren Aviram	52	Vice President of Sales
Amitay Weiss	63	Chairman of the Board of Directors, Class I Director
Natan Israeli(1)	53	Class I Director
Dr. Roy Borochov(1)	50	Class II Director
Tali Dinar	54	Class II Director
Moshe Revach(1)(2)(3)	49	Class III Director
Yigal Shtief(1)(2)(3)	72	Class III Director
Naama Falach Avrahamy(1)(2)(3)	45	Class II Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

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

Regev Livne, Chief Financial Officer

Mr. Livne has served as our Chief Financial Officer since December 2024. Mr. Livne has over 15 years of experience in executive finance roles across diverse industries ranging from early-stage startups to established international businesses. Prior to joining the Company, Mr. Livne served as the chief financial officer and chief operating officer of Innovpro, an Israel-based food technology company, since 2021, where he led the company’s expansion into North America and managed relationships with strategic investors. From 2017 to 2021, Mr. Livne served as the chief financial officer of Votiro, a cyber security company, where he raised capital and supported the growth of the company into North America and Asia. From 2016 to 2017, Mr. Livne served as the chief financial officer of SCR Engineers Ltd. Prior to these roles, Mr. Livne held various positions in the finance departments of other companies, including “3M Attenti”, where he supported the integration into 3M, and Dmatek Ltd., which was previously listed on the London Stock Exchange. He also served as a senior accountant at PricewaterhouseCoopers in Israel, where he audited a wide range of companies, including publicly traded and privately held companies. Mr. Livne is a Certified Public Accountant (CPA) in Israel and holds a Master’s Degree in Finance and Management “as well as” a B.A. in Business Administration and Accounting, from the Israeli College of Management.

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

Oren Aviram, Vice President of Sales

Mr. Aviram has served as our Vice President of Sales since 2016.. Mr. Aviram has over 15 years of experience in international sales and led sales and marketing for IAI - Israel Aerospace Industries, one of the world’s largest manufacturers of aerial and astronautic systems from 2005 to 2016, where he was responsible for finalizing large contracts while leading both legal and financial negotiations around the globe. Mr. Aviram is an Israeli Air Force veteran and holds a B.A. in Political Science from the University of Haifa

Amitay Weiss, Chairman of the Board of Directors, Class I Director

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

Natan Israeli, Class I Director

Mr. Israeli has served as our director since December 2024. Mr. Israeli has served as the Chief Customer Officer of Kaltura, Inc. (Nasdaq: KLTR) since November 2020 and as an executive officer since January 2024. Prior to joining Kaltura, throughout 2020, Mr. Israeli was the chief executive officer of Ambar A.M. Enterprise Ltd., that was active in the Israeli energy and infrastructure industries. Prior to that Mr. Israeli, a Brig. Gen. (Res.), served for three decades in the Israeli Air Force (IAF) as an officer and helicopter pilot. His last position was Head of the Personnel Directorate of the IAF from 2016 to 2020, in which capacity he was responsible for tens of thousands of people. Prior to that Mr. Israeli held various senior positions, including the IAF’s CIO and head of its information systems from 2012 to 2014. Mr. Israeli holds a B.S. in biology and psychology from Bar-Ilan University in Israel and a Master’s Degree in Political Science and Government from the University of Haifa in Israel.

Dr. Roy Borochov, Class II Director

Dr. Borochov has served as our director since February 2022 and until August 2023 served as our Chairman of the board of directors. He has also served as Chief Executive Officer of Mercury Investment Fund between December 2020 and December 2023 and Chief Executive Officer of Plantify foods (TSXV: PTFY) between August 2022 and Aug 2023. Previously, Dr. Borochov served as Head of Agriculture at Prospera Technologies Ltd. from 2018 to 2020. Dr. Borochov has served as a director of Peas of Bean Ltd between 2021-2024, Venda Robotics between 2021-2022, Plantify foods between August 2022 and August 2023, Safe Foods (Nasdaq: SVFD) between April 2023 and December 2023 and Polyrizon Ltd between 2021 and 2024. Dr. Borochov has a Ph.D. from the Hebrew University of Jerusalem. We selected Dr. Borochov to serve as a director because of his strong business background.

Tali Dinar, Class II Director

Ms. Dinar has served as our director since February 2022. She also serves as Chief Financial Officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since June 2021. Ms. Dinar served as Chief Financial Officer of Novomic Ltd., a private company, between January 2019 and January 2023. Additionally, Ms. Dinar has served as a director of Micronet Ltd. (TLV: MCRNT) between July 2016 and February 2023 and as a director in Canzon Israel Ltd. (TLV: CNZN) between August 2020 and March 2022. Ms. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021, a director in Charging Robotics Inc. since November 2021 and as a director in Fuel Doctor Holding Inc. since April 4, 2023. Prior to these positions, Ms. Dinar served as CFO of Techcare Corp. (OTC: TECR) from January 2019 to April 2020. She previously served in various positions at MICT Inc. (Nasdaq: MICT) from 2009 to 2019, including as a director and CFO. Ms. Dinar holds a B.A. in accounting and business administration from the College of Management and is also a CPA. We selected Ms. Dinar to serve as a director due to her long track record of leading public and private companies.

Moshe Revach, Class III Director

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

Yigal Shtief, Class III Director

Mr. Shtief has served as a director since August 2023. Mr. Shtief has served as an external director of Globe Exploration Inc (TLV:GLEX) since 2015. From 2012 to 2020, Mr. Shtief served as an Independent Director of Netz Group (TLV:NETZ). Mr. Shtief holds a Diploma from The Institute of Local Government (Israel). Mr. Shtief has a B.A. in criminology and political science from Bar-Ilan University, and an MBA from the University of Latvia. We believe that Mr. Shtief is qualified to serve on our board of directors due to his extensive experience in a variety of management positions in the public sector and as a director of Israeli public companies.

Naama Falach Avrahamy, Class II Director

Ms. Naama Falach Avrahamy has served as a director since August 2023. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy has served as a member of the board of directors of Maris-Tech Ltd. (Nasdaq: MTEK) since February 2022, of Argaman Industries (TASE: Argaman) since June 2021 and of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of AnyfinacialTech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

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

B. Compensation

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), during or with respect to the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.699= U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Stock-Based Compensation	Total

Boaz Shetzer, Chief Executive Officer	$188,851	$75,341	$14,299	$278,491

Oren Aviram, Vice President of Sales	81,103	146,645	5,019	232,767

Yuval Gilad, Chief Product Officer	164,746	35,043	8,580	208,368

Yuval Tovias, Former Chief Financial Officer(2)	155,124	-	-	155,124

Amitay Weiss, Chairman of the Board of Directors	97,323	-	14,299	111,622

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

(2)	Yuval Tovias served as the Company’s chief financial officer until December 2024.

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

On September 20, 2023, the Company’s Board of Directors granted an aggregate of 366,172 options to purchase ordinary shares to certain employees and directors, certain of which were then approved by our shareholders in a general meeting on November 2, 2023. The exercise price of such options is $1.275 per Ordinary Share, exercisable for a period of 5 years from the grant date. Such options vest over four years, commencing on July 31, 2023, or the Vesting Commencement Date, where 50% of the amount granted vests at the second anniversary of the Vesting Commencement Date, and the remainder shall vest on a quarterly basis, 6.25% of the number of the options commencing on the second anniversary of the Vesting Commencement Date. For a description of our option plan, see “Item 6E — Directors, Senior Management and Employees — Share Ownership — Global Share Incentive Plan (2022).”

On July 30, 2024, the Board of Directors approved the grant of an aggregate of 112,807 options to purchase ordinary shares to certain employees and consultants of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $38,319 calculated using the Black Scholes option pricing model.

On October 9, 2024, the Board of Directors approved the grant of an aggregate of 78,682 options to purchase ordinary shares to certain employees and consultants of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $24,287 calculated using the Black Scholes option pricing model.

On December 11, 2024, the Board of Directors approved the grant of an aggregate of 36,315 options to purchase ordinary shares to an employee of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $33,246 calculated using the Black Scholes option pricing model. In addition, on December 11, 2024, the Board of Directors approved the grant of 15,131 options to a newly appointed director, which grant is subject to the approval of the Company shareholders.

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

For a description of the terms of our options and option plan, see “Item 6E — Directors, Senior Management and Employees — Share Ownership — Global Share Incentive Plan (2022).”

Directors’ Service Contracts

Other than with respect to the chairman of our board of directors, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

Director Compensation

Each director, other than the chairman, is entitled to receive an annual cash payment of $30,000 plus VAT per annum. Each director is also entitled to reimbursements or coverage of expenses (including travel expenses), insurance and indemnification letters. For further information see “Item 6C — Directors, Senior Management and Employees — Board Practices — Exculpation.”

In addition, at the meeting of our shareholders on November 2, 2023, our shareholders approved the Long Term Non-Executive Directors Options Grant Scheme whereby each non-executive director (including our external directors) shall be entitled to a one-time grant of options to purchase 15,131 ordinary shares under our Plan (as defined below)). All such options may be exercised until the lapse of 5 years from the date of their grant, (i) shall be subject to vesting over a period of four (4) years commencing on September 20, 2023, which is the date such grant was approved by our board with 50% of such options vesting at the end of two years from the approval of the grant by our board (i.e., September 20, 2025) and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (ii) the exercise price per share of the options is $1.275 per share; and (iii) the options grant will be in accordance and pursuant to Section 102 of the Israel Income Tax Ordinance (New Version), 1961.

The chairman of our board is entitled to the following compensation, as long as he serves in such position: (i) a monthly fee of NIS 30,000 + VAT (the “Monthly Fee”, which equals approximately $8,250) effective as of August 2, 2023, the date in which our executive chairman was elected; (ii) an annual bonus of up to six times the Monthly Fee, commencing in 2024; (iii) a grant of options to purchase 60,524 ordinary shares under our Plan, where such options may be exercised until the lapse of 5 years from the date of their grant, (x) are subject to vesting over a period of four (4) years commencing on September 20, 2023, with 50% of such options vesting at the end of two years from the such date and afterwards 6.25% of the number of granted options shall vest each subsequent three-month period following the grant; (y) the exercise price per share of the options is $1.275 per share; and (z) the options grant will be in accordance and pursuant to Section 102 of the Tax Ordinance; and (iv) in the event that Mr. Weiss shall cease to serve as the executive chairman of our board, then he will be entitled to cash remuneration as the other non-executive directors of our Company.

On February 19, 2025, the Board of Directors approved the increase of executive chairman chairman’s monthly fee to $10,000, which is subject to the approval of our shareholders.

On February 19, 2025, the Board of Directors (following the approval of the compensation committee) approved the grant of an aggregate of 1,560,165 restricted share units, or RSUs, to certain Plan Participants, as defined in and subject to the terms of the Plan, which grant took place later that day, after filing a registration statement covering the increase in the pool of available shares under the Plan. Some of these grants are subject to the approval of the Company’s shareholders. The RSUs vest quarterly in equal amounts over a period of 1-3 years.

C. Board Practices

Introduction

Our board of directors consists of seven (7) members. We believe that Yigal Shtief, Naama Falach Avrahamy, Moshe Revach, Dr. Roy Borochov and Natan Israeli are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three (3) and not more than twelve (12), including external directors to be elected to the extent required under the Companies Law. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. His or her employment terms are generally subject to the approval of the compensation committee, the board of directors and shareholders, and are subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee, the board of directors, and may also require shareholder approval, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our board is split into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that, each year the term of office of only one class of directors will expire. Alternatively, the office of a director will terminate earlier, if he or she resigns or is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

Our directors are divided among three classes as follows:

●	the Class I directors are Mr. Amitay Weiss and Mr. Natan Israeli, who will each hold office until our annual general meeting of shareholders to be held in 2027;

●	the Class II directors are Ms. Tali Dinar, Ms. Naama Falach Avrahamy and Dr. Roy Borochov, who will each hold office until our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors are Mr. Moshe Revach and Mr. Yigal Shtief, who will each hold office until our annual general meeting of shareholders to be held in 2026.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law, however, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Exemption, a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to elect External Directors or comply with the audit committee and compensation committee composition requirements under the Companies Law.

On February 19, 2025, our Board adopted the Exemption. As a result of the adoption of the Exemption, Ms. Falach Avrahamy was classified as a Class II Director and Mr. Shtief was classified as a Class III Director.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy, and thereafter to recommend to the board of directors, once every three years, regarding any extension or modifications of such compensation policy that had been approved for a period of more than three years. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Item 6C — Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, if the compensation policy is not approved by the shareholders, the board of directors may adopt it, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy no later than 9 months from the consummation of our initial public offering. We adopted our compensation policy at the meeting of our shareholders on November 2, 2023.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million for the benefit of all of our directors and officers, in respect of which we paid a eighteen-month premium of approximately $250,000.

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

D. Employees

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership

See “Item 7.A. Major Shareholders” below.

Global Share Incentive Plan (2022)

The Global Share Incentive Plan (2022), or the Plan, was adopted by our board of directors on March 28, 2022. The Plan provides for the grant of options, RSUs and shares, or Awards, to our employees, offices, directors, advisors and consultants in order to promote a close identity of interests between those individuals and us.

Shares Available for Grant. The total number of shares reserved for issuance under the Plan is 3,110,156. As of the date of this Annual Report, 946,937 ordinary shares remain available for future awards under the Plan. ordinary shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Plan. Under the Plan, the administrator has the authority, subject to applicable law, to determine (i) eligible participants, (ii) the number of options, shares, RSUs or other equity based awards to be covered by each Award, (iii) the time or times at which an Award shall be granted, (iv) the vesting schedule and other terms and conditions applying to Awards, including acceleration, early exercise or deferment provisions, (v) the forms of written agreements applying to Awards and (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan and the granting of Awards.

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

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the ParaZero Technologies Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 21, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of December 31, 2024 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 16,679,631 ordinary shares issued and outstanding as of March 21, 2025.

As of March 21, 2025, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had no holders of record of our ordinary shares in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 100% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7B — Major Shareholders and Related Party Transactions — Related Party Transactions”.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o ParaZero Technologies Ltd., 1 Hatachana Street, Kfar Saba, 4453001, Israel.

Name of beneficial owner	Ordinary shares beneficially owned	Percentage owned
5% or Greater Shareholders
None
Directors and Executive Officers
Amitay Weiss(1)	-	-%
Boaz Shetzer(2)	48,651	*	%
Regev Livne(3)	6,972	*	%
Yuval Gilad(4)	6,972	*	%
Oren Aviram(5)	4,648	*	%
Moshe Revach(6)	-	-%
Dr. Roy Borochov(7)	-	-%
Tali Dinar(8)	-	-%
Yigal Shtief(9)	-	-%
Naama Falach Avrahamy(10)	2,500	*	%
Natan Israeli(11)	-	-%
All directors and executive officers as a group (11 persons) (12)	51,151	*	%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Does not include (i) options to purchase 60,524 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that vest in more than 60 days from the date of this annual report and (ii) 167,796 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.

(2)	Consists of 48,651 ordinary shares. Does not include (i) options to purchase 60,524 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 167,796 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.
(3)	Consists of 6,972 RSUs. Does not include (i) options to purchase 36,315 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in December 2029 that vest in more than 60 days from the date of this annual report and (ii) 48,960 RSUs that vest in more than 60 days from the date of this annual report.
(4)	Consists of 6,972 RSUs. Does not include (i) options to purchase 36,315 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 48,960 RSUs that vest in more than 60 days from the date of this annual report.
(5)	Consists of 4,648 RSUs. Does not include (i) options to purchase 36,315 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that vest in more than 60 days from the date of this annual report and (ii) 51,284 RSUs that vest in more than 60 days from the date of this annual report.
(6)	Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 41,949 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.
(7)	Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 41,949 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.
(8)	Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 41,949 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.
(9)	Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 41,949 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.

(10)	Consists of 2,500 ordinary shares. Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in November 2028 that vest in more than 60 days from the date of this annual report and (ii) 41,949 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.
(11)	Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in March 2030 that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders and (ii) 41,949 RSUs that vest in more than 60 days from the date of this annual report and are subject to the approval of the Company’s shareholders.
(12)	See footnotes (1)-(10) for certain information regarding beneficial ownership.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2024.

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

Options

As of the date of this Annual Report, we have issued an aggregate of 587,923 options to purchase ordinary shares and an aggregate of 1,560,165 RSUs to our directors or executive officers, of which the grants of an aggregate of 972,879 RSUs to certain directors and officers require the approval of our shareholders. For a description of our option plan, see “Item 6E — Directors, Senior Management and Employees — Board Practices — Global Share Incentive Plan (2022).” The shares are subject to transfer restrictions and “lock up” provisions upon the occurrence of certain conditions.

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

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation-Material Israeli Federal Income Tax Considerations” for additional information.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Amended and Restated Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, partnerships, trusts, traders in securities and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which changes could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement of Capital Investments Law

The Encouragement of Capital Investments Law was significantly amended effective as of January 2011, or Amendment 68. Amendment 68 introduced new benefits to replace those granted in accordance with the provisions of the Encouragement of Capital Investments Law in effect prior to Amendment 68. However, companies entitled to benefits under the Encouragement of Capital Investments Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of Amendment 68 apply.

Amendment 68 cancelled the availability of the benefits granted to Industrial Companies under the Encouragement of Capital Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Encouragement of Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to Amendment 68, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain areas in Israel designated as Development Area A, in which case the rate will be 10%.

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

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA).

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

The tax rate applicable to Real Capital Gain derived by an individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A Substantial Shareholder is generally a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gain derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income” as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2024 and 2025, up to 47% and surtax (if applicable, as described below) for individuals, and the corporate tax rate (currently at a rate of 23%) for Israeli resident corporations).

Notwithstanding the foregoing, non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from, or attributable to, a permanent establishment or business activity of such shareholders in Israel (and certain other conditions are fulfilled). However, non-Israeli “Body of Persons” (as defined under the Ordinance) which includes corporate entities, partnerships, and other entities, will not be entitled to the foregoing exemptions if an Israeli resident (i) has, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real property located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for period or periods aggregating 183 days or more during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale by providing a valid certificate from the ITA allowing for an exemption from withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or, provide documents (including, for example, a certificate of residency), or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% (for an individual shareholder that is considered a Substantial Shareholder (as described above) at the time of distribution or at any time during the 12-month period preceding such date), which tax will be withheld at source. Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technology Technological Enterprise or a reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient in Israel. A valid withholding certificate from the Israel Tax Authority allowing for such reduced treaty tax rates must be presented in advance of payment.

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

Israeli Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are subject to (i) an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold (NIS 721,560 for 2024 through 2027 (the “Threshold amount”), which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index); and (ii) as of January 1, 2025, an additional tax at a rate of 2% (5% in total) on annual capital-sourced income (defined as income from any source other than employment income, business income, or income from “personal effort,” and which includes, among other things, income from capital gains, dividends, interest, rental income, or from the sale of real property) exceeding the Threshold Amount.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code and final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the United States-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, non-U.S. or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the United States-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

We believe that we were not a PFIC for the year ended December 31, 2024 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including a “deemed sale” election. The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS, as the majority of our expenses are denominated in NIS. As most of our revenues are USD derived, the USD is our functional currency. Our policy is not to enter into any currency hedging transactions.. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023, as of December 31, 2023, our internal control over financial reporting was ineffective due to the following material weaknesses: lack of segregation of duties within account processes, and systems, inadequate documentation to evidence the operation of controls, inconsistent procedures and approvals, lack of periodic user access reviews, lack of assessment of controls of financially significant vendors and insufficient written policies and procedures for accounting, IT and financial reporting and record keeping.

We have begun the process of engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls and we began working with such external consultant in 2024 to design and begin implementing our remediation plan. We have begun to take a number of measures to address the internal control deficiency that has been identified, including expanding our existing accounting and financial reporting personnel and the reallocation of internal resources, and we will be engaging with an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls.

We expect to complete our remediation plan within the next 12 months. However, we have not tested the effectiveness of our internal control over financial reporting and cannot assure you that we will be able to successfully remediate this material weakness and, even if we do, we cannot assure you that we will not suffer from other material weaknesses in the future. Except for additional personnel costs and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

While we believe the remediation actions described above improved our internal control over financial reporting, we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2024, our internal control over financial reporting was not effective.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management continues to identify and improve our internal control over financial reporting, in the context of which we have identified material weaknesses in our internal control over financial reporting as of December 31, 2024 related to lack of segregation of duties. Management has implemented corrective actions to address this issue, including improving the segregation of duties and enhancing our controls to ensure the accuracy of our financial reporting within account processes, and systems, documentation to evidence the operation of controls, procedures and approvals, periodic user access reviews, assessment of controls of financially significant vendors, written policies and procedures for accounting, IT and financial reporting and record keeping. The Company continues to improve its internal controls over financing, and has engaged outside consultants, experts in the controls and procedures over financial reporting, and internally, we have reviewed and improved these processes. In light of the remediation occurring, our internal controls are expected to be effective in the 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, or BDO Israel, served as our principal independent registered public accounting firm through September 12, 2023.

On September 12, 2023, Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, or Deloitte Israel, was appointed as our principal independent registered public accounting firm for the year ended December 31, 2023.

The following table provides information regarding fees paid or to be paid by us to Deloitte Israel and BDO Israel for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
(Dollars)	2024	2023
Audit fees (1)	$180,000	$180,000
Audit-related fees (2)	5,000	88,095
Total	$185,000	$268,095

(1)

Audit fees for the year ended December 31, 2024 consist of professional services provided in connection with the audit of our annual financial statements.

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

(2)	Audit-related fees in 2023 consist of services in connection with our initial public offering that closed in July 2023 and private placement that closed in October 2023. In 2023, the amounts paid to Deloitte Israel and BDO Israel were $15,000 and $73,095 respectively.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection to you than what is accorded to investors under the Nasdaq Rules applicable to domestic U.S. issuers.

Accordingly, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 331/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. The Nasdaq Stock Market rules require a listed company to have a compensation committee composed entirely of independent directors that operates pursuant to a written charter addressing its purpose, responsibilities and membership qualifications and may receive counselling from independent consultants, after evaluating their independence. The purpose, responsibilities and membership qualifications of our compensation committee will be governed by the Companies Law, rather than the Nasdaq Capital Market listing requirements. The Companies Law requires us to ensure that a majority of the members of our Compensation Committee are external directors, and the compensation of all of its members shall be limited to amounts provided to external directors in accordance with Israeli regulations. However, under the Companies Law, there are no specific independence evaluation requirements for outside consultants. Compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Item 6C — Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with the chief executive officer or directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all generally required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require a special disinterested majority approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require a special disinterested majority approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. Further, we adopted and approved an equity incentive plans and, to the extent required, material changes thereto in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Companies Law, which generally requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management — Board Practices — Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of ParaZero Technologies Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 10, 2024, and incorporated herein by reference).

2.1	Description of Securities (filed as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2024, and incorporated herein by reference).

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on July 1, 2022, and incorporated herein by reference).

4.2#	ParaZero Technologies Ltd. Global Share Incentive Plan (2022) (filed as Exhibit 10.2 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.3	Share Purchase Agreement, dated January 28, 2022, by and among ParaZero Technologies Ltd., Delta Drone International Ltd., L.I.A Pure Capital Ltd. and other entities listed therein (filed as Exhibit 10.3 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.4	Form of Simple Agreement for Future Equity (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.5	Loan Conversion Agreement, dated January 28, 2022, by and between ParaZero Technologies Ltd. and Delta Drone International Ltd. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.6	Supply Agreement, dated February 2, 2022, by and between ParaZero Technologies Ltd. and Delta Drone International Ltd. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.7	Loan Agreement, dated August 4, 2022, by and between ParaZero Technologies Ltd. and Xylo Technologies (f/k/a Medigus Ltd.) (filed as Exhibit 10.7 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on September 7, 2022, and incorporated herein by reference).

4.8	Unsecured Credit Facility Agreement, dated October 30, 2022, by and between ParaZero Technologies Ltd. and Xylo Technologies (f/k/a Medigus Ltd.) (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on November 4, 2022, and incorporated herein by reference).

4.9	Consulting Agreement, dated October 30, 2022, by and between ParaZero Technologies Ltd. and Xylo Technologies (f/k/a Medigus Ltd.) (filed as Exhibit 10.9 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on November 4, 2022, and incorporated herein by reference).

4.10	First Amendment to Unsecured Credit Facility Agreement, dated June 26, 2023, by and between ParaZero Technologies Ltd. and Xylo Technologies (f/k/a Medigus Ltd.) (filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on June 27, 2023, and incorporated herein by reference).

4.11	Form of Placement Agent Agreement (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.12	Form of Securities Purchase Agreement (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.13	Form of Registration Rights Agreement (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.14	Form of Series A and Series B Warrants (filed as Exhibit 99.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.15	Form of Pre-Funded Warrant (filed as Exhibit 99.5 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.16#	Compensation Policy for the Office Holders of the Company (included as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on September 28, 2023, and incorporated herein by reference).

4.17	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025, and incorporated herein by reference).

4.18	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025, and incorporated herein by reference).

4.19	Form of Placement Agent Agreement (filed as Exhibit 10.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025, and incorporated herein by reference).

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network.

97.1#	Clawback Policy (included as Exhibit A to Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on September 28, 2023, and incorporated herein by reference).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PARAZERO TECHNOLOGIES LTD.

Date: March 21, 2025	By:	/s/ Boaz Shetzer
Boaz Shetzer
Chief Executive Officer

PARAZERO TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ParaZero Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ParaZero Technologies Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 21, 2025

We have served as the Company’s auditor since 2023.

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS
(US dollars)

	Note	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		4,178,866	7,428,405
Trade receivables		114,564	22,376
Other current assets	3,4	421,919	651,560
Inventories	5	394,193	264,468
TOTAL CURRENT ASSETS		5,109,542	8,366,809

NON-CURRENT ASSETS:
Restricted Deposit	2Z	68,001	—
Prepaid expenses, net of current portion		33,333	—
Operating lease right-of-use asset	6	418,790	8,127
Property and equipment, net	7	107,906	49,981
TOTAL NON-CURRENT ASSETS		628,030	58,108

TOTAL ASSETS		5,737,572	8,424,917

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS — (Continued)
(US dollars)

	Note	December 31, 2024	December 31, 2023
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables		184,247	56,682
Operating lease liabilities	6	202,563	7,543
Other current liabilities	9	933,995	690,861
TOTAL CURRENT LIABILITIES		1,320,805	755,086

NON-CURRENT LIABILITIES:
Derivative warrant liabilities	13A	4,511,491	1,564,773
Operating lease liabilities, net of current portion		216,917	0
TOTAL NON-CURRENT LIABILITIES		4,728,408	1,564,773

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 and 25,000,000 as of December 31, 2024 and December 31, 2023; Issued and outstanding 12,817,092 and 10,073,956 shares as of December 31, 2024 and as of December 31, 2023, respectively	10A	72,061	56,227
Additional paid-in capital		29,093,585	24,471,888
Accumulated losses		(29,477,287)	(18,423,057)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		(311,641)	6,105,058

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		5,737,572	8,424,917

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF COMPREHENSIVE LOSS
(US dollars)

		Year ended December 31,
	Note	2024	2023	2022
Sales	11	932,154	620,508	560,118
Cost of Sales		873,861	476,610	337,565
Gross profit		58,293	143,898	222,553
Research and development expenses		2,143,353	636,801	640,328
Selling and marketing expenses		1,081,003	487,904	264,728
General and administrative expenses		2,400,000	1,472,872	766,711
Initial public offering expenses		—	345,925	389,396
Operating loss		5,566,063	2,799,604	1,838,610
Change in fair value of convertible notes	8C1	—	504,976	—
Change in fair value of derivative warrant liabilities	13A	5,688,891	277,600	—
Issuance expenses attributable to derivate warrant liability	10B	—	247,129	—
Interest expenses on related party loan	15	—	152,745	17,386
Other finance income, net		(200,724)	(210,675)	(202,958)

Net loss and comprehensive loss		11,054,230	3,771,379	1,653,038

Net loss per ordinary share, basic and diluted		0.99	0.77	0.49
Weighted-average number of ordinary shares outstanding, basic and diluted (*)		11,129,978	4,891,071	3,349,071

(*)	See Note 2X.

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(US dollars)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated Losses	Total
	U.S. dollars
BALANCE AS OF DECEMBER 31, 2021	359,743	1,945	6,380,403	(12,998,640)	(6,616,292)
Conversion of Former Parent Company’s debt into ordinary shares and warrants	3,237,699	19,511	6,403,797	—	6,423,308
Stock based compensation	—	—	91,377	—	91,377
Benefit to the Company by an equity holder with respect to funding transactions	—	—	112,715	—	112,715
Comprehensive	—	—	—	(1,653,038)	(1,653,038)
BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
Stock based compensation	—	—	490,015	—	490,015
Conversion of convertible note into ordinary shares	504,976	2,734	2,017,170	—	2,019,904
Issuance of ordinary shares and warrants upon initial public offering, net of issuance costs	1,950,000	10,561	5,919,064	—	5,929,625
Issuance of ordinary shares, pre-funded warrants, and warrants upon private placement, net of issuance costs (*)	4,021,538	21,476	3,045,180	—	3,066,656
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167	—	12,167
Comprehensive loss	—	—	—	(3,771,379)	(3,771,379)
BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
Stock based compensation	—	—	75,357	—	75,357
Exercise of pre-funded warrants and consultants warrants (*)	1,088,590	5,792	(5,792)	—	—
Exercise of warrants A	1,654,546	10,042	4,552,132	—	4,562,174
Comprehensive loss				(11,054,230)	(11,054,230)
BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)

(*)	Includes shares issued following a cashless exercise

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS
(US dollars)

	Year ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(11,054,230)	(3,771,379)	(1,653,038)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	22,814	17,087	18,495
Stock based compensation	75,357	14,815	52,286
Interest expenses with respect to funding from related party	—	112,373	12,509
Change in fair value of convertible loan	—	504,976	—
Changes in fair value of derivative liabilities	5,688,891	277,600	—
Issuance expenses attributable to derivative warrant liabilities	—	247,129	—
Inventory write-down	114,617	33,360	12,387
Foreign currency exchange differences with respect to amount due to a Former Parent Company	—	—	(243,948)
Finance expenses	689	583	4,021
Loss from exchange differences on cash and equivalents	31,579	—	—
Changes in operating assets and liabilities:
Trade receivables, net	(92,188)	161,689	(176,863)
Other current assets	229,641	(472,020)	(96,782)
Prepaid expenses, net of current portion	(33,333)
Deferred initial public offering cost	—	—	(252,041)
Inventories	(244,343)	6,995	34,205
Operating lease right-of-use asset	135,266	48,766	(48,633)
Trade payables	127,565	9,422	10,145
Operating lease liabilities	(134,681)	(45,911)	(48,975)
Other current liabilities	243,134	(83,785)	404,597

Net cash used in operating activities	(4,889,222)	(2,938,300)	(1,971,635)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	(68,001)
Purchase of property and equipment	(80,738)	(25,757)	(9,725)

Net cash used in investing activities	(148,739)	(25,757)	(9,725)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost associated with the conversion of the Former Parent Company’s debt	—	—	(84,780)
Proceeds from issuance of convertible notes	—	—	1,514,928
Proceeds from exercise of warrants	1,820,001
Issuance of ordinary shares in initial public offering, net of issuance costs (Note 10c)	—	6,695,957	—
Issuance of ordinary shares, pre-funded warrants and warrants in private placement, net of issuance costs (Note 10b)	—	4,106,699	—
Receipt of loan from related party	—	245,000	500,000
Repayment of loan from related party	—	(745,000)	—
Receipt of loans from the Former Parent Company	—	—	107,994

Net cash provided by financing activities	1,820,001	10,302,656	2,038,142

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS — (Continued)
(US dollars)

	Year ended December 31,
	2024	2023	2022
Effect of exchange rate changes on cash, cash equivalents	(31,579)
Net (decrease) increase in cash and cash equivalents	(3,249,539)	7,338,599	56,782
Cash and cash equivalents at beginning of the year	7,428,405	89,806	33,024

Cash and cash equivalents at the end of the year	4,178,866	7,428,405	89,806

	Year ended December 31,
	2024	2023	2022
Supplementary disclosure on cash flows:
Cash paid for interest	—	40,000	4,876
Cash received from interest	243,618	53,804	—
Supplemental disclosure of non-cash investment and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	545,929	—	97,532
Conversion of the Former Parent Company’s debt into ordinary shares	—	—	6,508,089
Benefit to the Company by an equity holder with respect to funding transactions	—	12,167	112,715
Conversion of convertible notes into ordinary shares	—	2,019,904	—
Stock based compensation included as issuance costs	—	475,201	39,091
Derivative warrants liabilities converted into ordinary shares	2,742,173	—	—

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 1 — GENERAL:

A.	PARAZERO TECHNOLOGIES LTD. (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 1 Hatachana, Kfar Saba, 4453001, Israel. The Company is a developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility aircraft. Started in 2014 by a group of aviation professionals and drone industry veterans, the Company develops, manufactures, markets and sells smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight, as well as for various military applications including counter-\unmanned aircraft system. The Company sells its products internationally

B.	On July 31, 2023, the Company closed the IPO. In connection with the IPO, the Company issued and sold 1,950,000 ordinary shares, par value NIS 0.02 per share, (the “Ordinary Shares”) pursuant to which it received gross proceeds of approximately $7.8 million. The Ordinary Shares were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “PRZO” on July 27, 2023. For further information see Note 10C.

C.

On October 30, 2023, the Company closed the PIPE. In connection with the PIPE, the Company issued and sold 1,136,364 Ordinary Shares and issued 3,500,000 pre-funded warrants, each to purchase one Ordinary Share, pursuant to which the Company received gross proceeds of approximately $5.1 million. In addition, the Company issued an aggregate of 4,636,364 and 140,373, series A warrants and series B warrants, respectively, to purchase Ordinary Shares. During 2023, certain warrant holders exercised 2,894,548 pre-funded warrants and 8,257 series B warrants via a cashless exercise mechanism for which investors received 2,876,957 and 8,217 Ordinary Shares, respectively.

During January, February and April 2024, certain warrant holders exercised 605,452 pre-funded warrants and 132,116 series B warrants on a cashless basis into 601,367 ordinary shares and 131,249 ordinary shares, respectively. As of December 31, 2024, all pre-funded warrants and series B warrants have been exercised.

During December 2024, certain warrant holders exercised 1,654,546 series A warrants into 1,654,546 ordinary shares accordingly. As a result of such exercise, the Company received approximately $1.8 million. As of December 31, 2024, there were 2,981,818 series A warrants outstanding. For further information see Notes 10B.

D.	On January 28, 2022, Delta Drone International Limited (ASX: DLTI) (the “Former Parent Company”) sold its shares in the Company to a consortium of investors led by Xylo and facilitated by L.I.A. Pure Capital Ltd., an Israeli venture capital firm.

E.

The Company is in its early commercialization stage and has not yet generated significant revenue in this stage. The Company has recurring losses from operations and negative cash flows from operations since inception. The Company’s net loss and comprehensive loss for the years ended December 31, 2024, 2023, and 2022 was approximately $11.1 million, $3.8 million, and $1.7 million, respectively. As of December 31, 2024, the Company had accumulated losses of approximately $29.5, and a shareholders’ deficit of $312 thousands.

The Company has funded its operations substantially through issuances of our equity securities in public and private offerings, including in its initial public offering in July 2023 and its private placement in October 2023, the exercises of warrants, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of December 31, 2024, the Company had $4,178,866 million in cash and cash equivalents.

Following the February 2025 registered direct offering, as detailed in Note 19, by which the Company raised gross proceeds of approximately $3.1 million, the Company’s management currently estimates that based on its operating plan, its cash position, together with anticipated revenue from existing customer pursuant to existing purchase orders, as well as projected revenue from new customer, will be sufficient to fund its current operations and satisfy its obligations through the end of the first quarter of 2026, more than 12 months from the date of issuance of these financial statements.

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

B. Functional and foreign currency

The financial statements of the Company are prepared in U.S. dollars (the functional currency), which is the currency of the primary economic environment in which the entity operates. The Company has funded its operations to date through financing mainly denominated in U.S. dollars and majority of the Company’s revenues during the years ended December 31, 2024, 2023 and 2022 were denominated in U.S. dollars.

Transactions and balances that are denominated in currencies other than U.S. dollars have been remeasured into U.S. dollars in accordance with principles set forth in Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. Monetary assets and liabilities denominated other than the U.S. dollar are remeasured into U.S. dollars at the end of each reporting period using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are measured at historical rates. Foreign currency transaction gains or losses are recorded in the statements of comprehensive loss as financing income or expenses, as appropriate.

C. Cash and cash equivalents

Cash and cash equivalents consist of cash and bank deposits with insignificant interest rate risk and original maturities of three months or less.

D. Trade receivables

Trade receivables are initially recognized at the invoiced amount less an allowance for estimated credit losses, if identified.

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

F. Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis, over the useful lives of the assets at annual rates as follows:

Years
Computers	3-7
Research and Development (“R&D”) equipment	6-7
Furniture and office equipment	14
Leasehold improvements	Shorter of economic life or remaining lease term

Depreciation expenses were $22,814, $17,087, and $18,495 for the years ended December 31, 2024, 2023, and 2022, respectively.

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

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and other account payables approximate their fair value due to the short-term maturity of such instruments. The Company’s financial liabilities measured at fair value on a recurring basis consisted of derivative warrant liabilities as of December 31, 2024 and December 31, 2023 (level 3).

H. Initial public offering costs

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

The Company issued convertible notes (see Note 8) to investors and related parties in 2022. Such convertible notes embodied a conditional obligation for the Company to issue a variable number of shares based on a fixed monetary amount known at inception and as such were classified as liabilities and were initially and subsequent to issuance measured at fair value.

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

L. Warranty reserve

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2024 and December 31, 2023, the Company recorded under the other current liabilities line item a provision of $12,335 and $5,793 respectively.

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

M. Stock based compensation (cont.)

The Company recognizes compensation expenses for the value of its awards granted based on a straight-line basis over the requisite service period for each separately vesting portion of the award. Forfeitures are accounted for as they occur. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statements of comprehensive loss.

The Black-Scholes option-pricing model requires the Company to make several assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term.

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies that operate in the same industry as the Company. The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The term of awards to directors, officers, and consultants was based on the contractual term of the option.

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

Performance obligations are satisfied over time if one of the following criteria is met: (a) the customer simultaneously receives and consumes the benefits provided by the Company’s performance; (b) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Company’s performance does not create an asset with an alternative use for the Company and the Company has an enforceable right to payment for performance completed to date. If a performance obligation is not satisfied over time, a Company satisfies the performance obligation at a point in time.

The Company’s revenues consist mainly of sales of drone safety systems (“products”) with a one-year warranty, directly to system manufactures, resellers and an online store.

The Company recognizes revenue from the sale of products at the point of time when control is transferred to its customers. Once the products have been physically delivered to the agreed location, the Company no longer has physical possession but has a present right to receive payment without retaining any significant risks or benefits.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

O. Revenue recognition (cont.)

The products include warranties that require the Company to either replace or repair defective products during the warranty period if the products fail to comply with their described specifications. Such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties.

The Company assesses the performance obligations in its contracts. Contracts consisting of supply of products and/or design services were identified as having a single performance obligation that is satisfied once the product is delivered to the customer

Revenues from development and customization contracts in which the performance obligation is satisfied over time are recognized over the duration of contract and commensurate with the progress of services. The Company measures the progress of services using the input method, based on the effort expended relative to the estimated total effort to satisfy the performance obligation.

P. Cost of sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, royalties, warranty costs, salary and related expenses.

Q. Research and development cost

Research and development expenses consist primarily of payroll, payroll related expenses, subcontractors, and materials. Costs are expensed as incurred.

R. Leases

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

S. Income taxes

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

S. Income taxes (cont.)

A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. As of December 31, 2024 and 2023, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies ASC 740, which clarifies the accounting and reporting for uncertainties with respect to income taxes. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As of December 31, 2024 and 2023, no liability for uncertain tax positions were recorded.

T. Severance pay

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

U. Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized in accordance with ASC No. 450, “Contingencies” when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

V. Basic and diluted loss per share

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year. Diluted loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding together with the number of additional ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued. Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive. The total potentially dilutive securities outstanding as of December 31, 2024 and 2023 were 3,853,505 and 6,452,491 respectively.

W. Concentration of Credit Risk

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

X. Restricted Deposits

The restricted deposits consist of funds that are contractually restricted as to usage or withdrawal due to guarantees made with regard to lease payments for the Company’s office space. The bank deposit bears an annual interest rate of 4%. See note 7 for additional information regarding this lease.

Y. Recently adopted accounting pronouncements

As an emerging growth company, the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

1. Derivatives and Hedging

In August 2020, FASB issued ASU 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments in this update affect entities that issue convertible instruments and/or contracts in an entity’s own equity. For convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. This ASU became effective for the Company starting on January 1, 2024. There was no material impact on these financial statements as a result of adopting this ASU.

2. Segment Reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”, Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 became effective starting January 1, 2024, and was applied on a retrospective basis to all periods presented. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter. See Note 16 for further information.

Z. Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting ASU on its disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 3 — OTHER CURRENT ASSETS:

	December 31
	2024	2023
Governmental institutions	33,972	233,501
Prepaid expenses	322,198	349,632
Deferred contract costs	57,392	68,427
Other current assets	8,357	—
Total	421,919	651,560

NOTE 4 — DEFERRED COSTS AND DEFERRED REVENUES

	December 31
	2024	2023
Deferred contract costs	57,392	68,427
Deferred Revenues	142,340	201,762

Total Change in deferred contract costs

	December 31
	2024	2023
Balance at the beginning of the year	68,427	—
Contract costs recognized during the period	(68,427)
Contract costs relating to new sales	57,392	68,427
Balance at the end of the year	57,392	68,427

Total Change in deferred revenues

	December 31
	2024	2023
Balance at the beginning of the year	201,762	185,002
Deferred revenue relating to new sales	104,450	163,872
Revenue recognized during the year	(163,872)	(147,112)
Balance at the end of the year	142,340	201,762

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be recognized as revenue in future periods. As of December 31, 2024, the total RPO amounted to $432,400, which the Company expects to recognize in the future.

NOTE 5 — INVENTORIES:

	December 31
	2024	2023
Raw materials	343,240	261,192
Finished goods	50,953	3,276
Total	394,193	264,468

For the years ended December 31, 2024, 2023 and 2022, the Company wrote off inventory in the amount approximately $115 thousand, $33 thousand and $12 thousand, respectively, to cost of sales of specific inventory items that can no longer be used due to technological obsolescence as the market has introduced new drones. As of December 31, 2024 and December 31, 2023 the outstanding accrual for obsolescence inventory were $148 thousand and $33 thousand, respectively.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 6 — LEASES:

On February 1, 2024, the Company entered into a three-year lease agreement commencing on March 15, 2024 (the “Lease Agreement”), to move its corporate headquarters, including the offices and research and development facility, to 1 Hatahana Street, Menivim Tower, Kfar Saba 4453001 Israel where it occupies approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. The Company completed the move to the new corporate headquarters in March 2024. The monthly aggregate rental payment is NIS 71,000 plus VAT, as required under Israeli law. At the end of the term, the Company has an option to extend the lease for an additional three years. In addition, the Company provided a bank guarantee in the amount of approximately NIS 257,680 (approximately $68,603) to the Company’s landlords as part of the Lease Agreement.

Previously, the Company had a two-year lease agreement for its office in Kiryat Ono, Israel that began in 2020, and was renewed in 2022 for an additional two years that ended in February 2024 and further extended by one month that ended in March 2024. The facility occupied approximately 2,100 square feet and the annual lease payment was approximately $50 thousand.

The Company’s lease expenses were as follows:

	Year ended December 31,
	2024	2023	2022
Lease expense	$198,625	$45,891	$47,425

Other information related to operating leases as follows:

	December 31,
	2024	2023	2022
Weighted-average remaining lease term — operating leases (years)	2.2	0.166	1.166
Weighted-average discount rate — operating leases (%)	11.54	6.00	6.00

Undiscounted maturities of operating lease payments are summarized as follows:

December 31, 2024
2025	$211,193
2026	$211,193
2027	$43,998
Total undiscounted cash flows	$466,384
Less: imputed interest	$46,904
Operating lease liabilities	$419,480

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 7 — PROPERTY AND EQUIPMENT, NET:

	Leasehold improvements	Computers	Furniture and office equipment	R&D equipment	Total
Cost:
Balance as of January 1, 2023	94,805	15,297	30,596	—	140,698
Additions during the year	—	9,037	677	16,043	25,757
Balance as of December 31, 2023	94,805	24,334	31,273	16,043	166,455
Additions during the year	12,222	33,460	32,109	2,947	80,738
Disposals during the year	(8,970)				(8,970)
Balance as of December 31, 2024	98,057	57,794	63,382	18,990	238,223

Accumulated depreciation:
Balance as of January 1, 2023	83,429	5,360	10,598	—	99,387
Additions during the year	9,490	4,026	2,548	1,023	17,087
Balance as of December 31, 2023	92,919	9,386	13,146	1,023	116,474
Additions during the year	4,096	12,748	3,299	2,671	22,814
Disposals during the year	(8,971)				(8,971)
Balance as of December 31, 2024	88,044	22,134	16,445	3,694	130,317

Net book value:
As of December 31, 2024	10,013	35,660	46,937	15,296	107,906
As of December 31, 2023	1,886	14,948	18,127	15,020	49,981

NOTE 8 — CONVERTIBLE NOTES:

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

NOTE 8 — CONVERTIBLE NOTES: (cont.)

As the conversion rate was not indexed to the Company’s share price, the Company accounted for the SAFEs as a liability which subsequently measured at fair value.

On July 31, 2023, following the closing of the IPO, the aggregate amount of $1,514,928 received under the SAFE, was converted at a price equal to the IPO price discounted by 25%, into 504,976 Ordinary Shares of the Company. The Company recorded a finance expense of $0 and $504,976 for the years ended December 31, 2024 and 2023 with respect to the change in the fair value of the SAFEs upon conversion respectively.

NOTE 9 — OTHER CURRENT LIABILITIES:

	December 31
	2024	2023
Employees, salaries and related liabilities	447,161	195,509
Deferred Revenue	142,340	201,762
Warranty provision	12,335	5,793
Advances from customers	46,134
Accrued expenses	272,819	287,797
Other payables	13,206	-
	933,995	690,861

NOTE 10 — SHAREHOLDERS’ EQUITY (DEFICIT):

A. SHARE CAPITAL

The Ordinary Shares entitle their holders: to receive notices of, and to attend, general meetings where each Ordinary Share shall have one vote for all purposes; to share distributions as may be declared by the board of directors of the Company (the “Board of Directors”) and approved by the shareholders, if required; and, upon liquidation or dissolution — to participate in the distribution of the assets of the Company after payment of all debts and other liabilities of the Company, in accordance with the terms of the Company’s Articles of Association (the “Articles of Association”).

On July 24, 2024, at a meeting of the Company’s shareholders, the Company’s shareholders resolved to approve a reverse share split of the Company’s issued and outstanding ordinary shares NIS 0.02 par value each, in the range of a ratio between 1:5 and 1:20, such that, depending on the ratio, every five ordinary shares and up to twenty ordinary shares shall be converted into one ordinary share with such par value to be adjusted proportionally, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board of Directors, but not later than July 24, 2025, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share split. As of the date of these financial statements, the Company has not effected a reverse share split of its issued and outstanding ordinary shares.

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

Additionally, the Company issued 4,636,364 series A warrants each to purchase one Ordinary Share at an exercise price of $1.10 per Ordinary Share (subject to customary adjustments and certain anti-dilution adjustments) and were immediately exercisable for a period of 5.5 years from the date of issuance.

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 10 — SHAREHOLDERS’ EQUITY (DEFICIT): (cont.)

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

During January 2024, certain warrant holders exercised 605,452 pre-funded warrants and 132,116 series B warrants via a cashless mechanism for which they received 601,367 and 131,249 Ordinary Shares, respectively. Following the above exercises, there were no outstanding pre-funded warrants or series B warrants.

During December 2024, certain warrant holders exercised 1,654,546 series A warrants into 1,654,546 shares and paid to the company approximately $1.8 million. As of December 31, 2024, 2,981,818 series A warrants were outstanding.

The series A warrants have certain features that preclude equity classification; therefore, the series A warrants were accounted for as derivate warrant liabilities recorded at fair value, see note 13.

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

The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “PRZO” on July 27, 2023.

In connection with the closing of the IPO, the following transactions took place:

1)	All of the SAFEs representing an aggregate amount of $1,514,928 were converted into 504,976 Ordinary Shares of the Company. The fair value of the SAFEs prior to the conversion was $2,019,904. See Note 8 above.

2)	The Company issued warrants to the underwriters to purchase up to an aggregate of 97,500 Ordinary Shares at an exercise price of $5.00 per share, exercisable during the five-year period commencing on the date that is six months from July 31, 2023. The fair value of the warrants issued to the underwriters of $93,600 was accounted for as an issuance cost charged to equity.

3)	The Company repaid the used credit facility received from a related party in an aggregate amount of $745 thousand. See Note 15.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 10 — SHAREHOLDERS’ EQUITY (DEFICIT): (cont.)

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

During April 2024, the consultants exercised 359,020 warrants via a cashless mechanism for which they received 355,974 Ordinary Shares.

5)	The Company issued to its advisor 144,606 warrants, with each whole warrant exercisable for one Ordinary Share at an exercise price of $1.275 per Ordinary Share, which may be paid also via cashless exercise at any time after the six-month anniversary of the grant date, exercisable until September 20, 2028. The fair value of the warrants of $85,318 was recorded as an issuance cost

D. On October 2, 2022, the Board of Directors approved the issuance of 672,691 bonus Ordinary Shares to the holders of the Company’s Ordinary Shares on a basis of 0.23 bonus shares for each Ordinary Share outstanding (equivalent to a 1.23-for-1 forward share split of the Company’s Ordinary Shares effected through the amendment to the Company’s Articles of Association. All share amounts and instruments convertible into common shares prior to the date of the share split have been retroactively restated for all periods presented.

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 10 — SHAREHOLDERS’ EQUITY (DEFICIT): (cont.)

G. On May 23, 2022, the Board of Directors approved the issuance of 4,178,206 bonus Ordinary Shares to the holders of our Ordinary Shares on a basis of 2.5 bonus Ordinary Shares for each Ordinary Share outstanding (equivalent to a 3.5-for-1 forward share split of the Company’s Ordinary Shares) effected through the amendment to the Company’s Articles of Association. All share amounts and instruments convertible into Ordinary Shares prior to the date of the share split have been retroactively restated for all periods presented.

H. On January 23, 2024, at a meeting of the Company’s shareholders, the Company’s shareholders resolved to increase the Company’s registered share capital of the Company by NIS 3,500,000, such that immediately following such increase, the registered share capital of the Company was NIS 4,000,000 consisting of 200,000,000 Ordinary Shares of the Company.

I. On August 9, 2024, the Company filed a Shelf Registration Statement on Form F-3 (the “Form F-3”) with the Securities and Exchange Commission (the “SEC”) for the registration under the Securities Act of 1933, as amended (the “Act”), of such indeterminate number of ordinary shares, warrants to purchase ordinary shares, and units, in one or more offerings for an aggregate initial offering price of up to $50,000,000 on Form F-3. The Form F-3 was declared effective by the SEC on August 16, 2024. As of December 31, 2024, the Company did not utilize the Form F-3.

NOTE 11 — REVENUE

The company implemented standard ASC 606 and recognized revenues according to the following table:

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. The Company manages its business based on one operating segment, as described in Note 1.

a.	Disaggregation of revenue

	Year ended December 31,
	2024	2023	2022
Revenues at a point in time	894,354	620,508	560,118
Revenues recorded overtime	37,800
Total Revenue	932,154	620,508	560,118

In 2024, the company revenues from Customer A accounted to more than 10% of total revenues of the Company for the respective year.

In 2024, customers from United States and Israel generated more than 10% each from Company’s total revenue.

NOTE 12 — STOCK-BASED COMPENSATION:

The Company’s Global Share Incentive Plan (2022) (the “Plan”) was adopted by the Board of Directors on March 28, 2022. The Plan provides for the grant of options to purchase Ordinary Shares, restricted share units representing Ordinary Shares and Ordinary Shares (collectively, the “Awards”) to the Company’s employees, officers, directors, advisors and consultants.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 12 — STOCK-BASED COMPENSATION: (cont.)

As of December 31, 2024, the total number of Ordinary Shares reserved for issuance under the Plan is 610,156 Ordinary Shares and 91,836 Ordinary Shares remain available for future awards under the Plan. Ordinary Shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

On September 20, 2023, the Board of Directors approved the grant of an aggregate of 366,172 options to purchase Ordinary Shares to certain employees and directors. Options granted to certain officers and directors require shareholder approval which was obtained in a shareholder general meeting on November 2, 2023. The exercise price of such options is $1.275 per Ordinary Share, exercisable for a period of 5 years from the grant date. Such options vest over four years, commencing on September 20, 2023 (“Vesting Commencement Date”), where 50% of the amount granted vests at the second anniversary of the Vesting Commencement Date, and the remainder shall vest on a quarterly basis, 6.25% of the number of the options commencing on the second anniversary of the Vesting Commencement Date. The fair value of this grant was $307,429 calculated using the Black Scholes option pricing model.

On July 30, 2024, the Board of Directors approved the grant of an aggregate of 112,807 options to purchase ordinary shares to certain employees and consultants of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $38,319 calculated using the Black Scholes option pricing model.

On October 9, 2024, the Board of Directors approved the grant of an aggregate of 78,682 options to purchase ordinary shares to certain employees and consultants of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $24,287 calculated using the Black Scholes option pricing model.

On December 11, 2024, the Board of Directors approved the grant of an aggregate of 36,315 options to purchase ordinary shares to an employee of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of this grant was $33,246 calculated using the Black Scholes option pricing model. In addition, on December 11, 2024, the Board of Directors approved the grant of 15,131 options to a newly appointed director, which grant is subject to the approval of the Company shareholders.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 12 — STOCK-BASED COMPENSATION: (cont.)

A summary of the stock option activity for the year ended December 31, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2022	-	-
Granted	366,172	$1.275
Options outstanding as of December 31, 2023	366,172	$1.275
Granted	227,804	$1.275
Forfeited	(75,656)	$1.275
Options outstanding as of December 31, 2024	518,320	$1.275
Options exercisable as of December 31, 2024	-

As of December 31, 2024, the weighted-average remaining contractual life of the outstanding options was 4.2 years.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2024. The following assumptions were applied in determining the options’ fair value on their grant date:

	2024	2023
Risk-free interest rate	3.9% - 4.11%	4.51% - 4.67%
Expected option term (years)	3.8 - 5	3.8 - 5
Expected share price volatility	77.3% - 84.3%	61.1% - 66.3%

As of December 31, 2024, the Company had 518,320 unvested options. As of December 31, 2024, the unrecognized compensation cost related to all unvested options of $263,271 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.1 years. The intrinsic value of the options that vested as of December 31, 2024 was $0.

A summary of the stock option expenses for the year ended December 31, 2024 and 2023 is as follows:

	2024	2023
Cost of Sales expenses	1,520	350
Research and development expenses	17,169	2,882
Selling and marketing expenses	4,617	2,066
General and administrative expenses	52,051	9,517
Total	75,357	14,815

NOTE 13 — WARRANTS:

A. Derivatives warrant liabilities

As part of the PIPE the Company issued to accredited investors Units each consisting of (i) one Ordinary Share or pre-funded warrant, (ii) one series A warrant and (iii) one series B warrant, see Note 10B above. The terms of the series A warrants issued include certain features that preclude equity classification; therefore, they were classified as liabilities with changes in fair value recognized in profit or loss. Additionally, the terms include a cashless exercise provision and repricing provisions, under certain circumstances.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 13 — WARRANTS: (cont.)

A. Derivatives warrant liabilities (cont.)

The fair value of the series A warrants issued in the PIPE at the time of the initial closing, which took place on October 30, 2023, was calculated by an independent valuation expert, performing numerous iterations using the Black–Scholes option price model and were in the following dates (as per level 3 hierarchy):

	2023	2024
Expected volatility (%)	55.08% - 60.24%	80.84% - 83.21%
Risk-free interest rate (%)	3.85% - 4.99%	4.08% - 4.34%
Expected Life (years)	2-5.33	1.89 - 4.39
Value per share	$0.59 - $0.71	$1.53 - $2.48
Exercise price (U.S. dollars per share)	$1.1	$1.1

The following table sets forth the changes in the number of outstanding series A warrants during the year ended December 31, 2024:

Balance as of December 31, 2022	-
Issuance of warrants - October 2023	4,636,364
Balance as of December 31, 2023	4,636,364
Exercise of warrants	1,654,546
Balance as of December 31, 2024	2,981,818

The following table sets forth the fair value changes in US dollar of the series A warrants during the year ended December 31, 2024:

Balance as of December 31, 2022	-
Initial measurement	1,287,173
Change in fair value	277,600
Balance as of December 31, 2023	1,564,773
Change in fair value	5,688,891
Exercise of warrants*	(2,742,173)
Balance as of December 31, 2024	4,511,491

*	See note 10B

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 13 — WARRANTS: (cont.)

B. Equity warrant

During April 2024, certain consultants exercised 359,020 warrants via a cashless exercise mechanism for which they received 355,974 ordinary shares.

As of December 31,2024, the remaining outstanding equity warrants are summarized in the table below:

Issuance date	In connection with	No. of warrants issued	Exercise price per share	No. of Ordinary shares underlying warrants
2022*	Delta Drone Warrants	111,261	$4.00	111,261
2023**	IPO Underwriter Warrants	97,500	$5.00	97,500
2023****	IPO Consultant Warrants	144,606	$1.275	144,606

*	see Note 13B

**	see Note 10C2)

****	see Note 10C5)

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 14 — COMMITMENTS AND CONTINGENCIES:

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

As of December 31, 2024, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $602 thousand. During the years ended 2024 and 2023, the Company paid the IIA royalties in the amounts of approximately $8 and 121 thousand, respectively, in connection with revenues recorded between the years 2019-2024 of the products developed with the funds provided by the IIA.

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

B. Former Parent Company

On January 28, 2022, the Former Parent Company announced it had entered into a binding agreement with a consortium of investors led by Xylo and facilitated by Israeli venture capital firm L.I.A. Pure Capital Ltd (“Pure Capital”), for the sale of 100% of the share capital of the Company for a total consideration of Australian Dollar (“AUD”) 6 million (approximately $4.2 million) in cash (the “Acquisition”), and all outstanding liabilities between the Company and the Former Parent Company were converted into equity immediately prior to the closing of the Acquisition.

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

As of December 31, 2024, the number of the outstanding warrants is 111,261 with an exercise price of $4.00 per ordinary share and expiration date of no later than July 31, 2028.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 15 — LOAN FROM RELATED PARTY:

In August 2022, the Company received a $250 thousand loan from Xylo bearing an interest rate of 8% per annum, to be repaid upon the earlier of (i) August 4, 2024, (ii) the date the Company closes an equity financing round, which would include IPO, (iii) the date on which the Company will receive a bank financing or (iv) the occurrence of certain events of default. On October 30, 2022, the Company terminated the Xylo Loan and repaid the balance of $250 thousand plus the accrued interest ($4,876), in accordance with the loan agreement. On October 30, 2022, the Company entered into the Credit Facility Agreement with Xylo to borrow from time to time amounts from Xylo for the purposes of financing the ongoing activities and the payment of certain expenses in connection with the IPO Pursuant to the Credit Facility Agreement, as of October 30, 2022, Xylo made available to the Company credit facility with an aggregate initial amount of up to $625 thousand. On June 26, 2023, the Company amended the Credit Facility Agreement with Xylo to increase the amount of the Credit Facility to up to $745 thousand. As of December 31, 2022, and June 30, 2023, the Company received from Xylo $500 thousand and $745 thousand, respectively and did not receive further amounts during the year ended in December 31 2024.

The Credit Facility bears no interest, and the outstanding credit shall be due and payable on the earlier of (i) one year from the date of the Credit Facility Agreement (The Company may extend such time by up to six months), (ii) the closing of the Company’s IPO or (iii) the occurrence of certain events of default. If the outstanding credit is repaid in connection with the closing of the Company’s IPO, the Company will be obligated to make a one-time payment of an additional $40,000 to Xylo. There was no outstanding credit facility as of December 31, 2023

On the borrowing date, the Company estimated the value of the benefit received based on the interest rate that the Company would be required to pay for similar unsecured loans to non-related parties. The value of the benefit was recorded within shareholders’ equity on each borrowing date. The accumulated interest expenses calculated as of December 31, 2023 and December 31, 2022 in the amount of $7,073 and $10,396 respectively, were charged to finance expenses.

The used credit facility in an aggregate amount of $745 thousand was fully repaid in August 2023, following the closing of the IPO.

NOTE 16 — INCOME TAXES:

A. Corporate tax rate:

The standard tax rate in Israel was 23% during the years ended December 31, 2024, 2023 and 2022.

Tax assessments of the Company through tax year 2019 are considered final.

B. Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are computed using the standard tax rates of 23%. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2024	2023

Net operating loss carry forward	$11,054,230	$3,532,233
Research and development expenses	978,685	66,407
Provision for warranty	6,542	(3,054)
Provision for vacation and convalescence	30,453	9,211
Other Adjustments	-	181,565
Share-based compensation expenses	75,357	14,733
Issuance cost	1,193,836	(605,905)
Total deferred tax assets	13,339,103	3,195,190
Less - valuation allowance	(13,339,103)	(3,195,190)
Net deferred tax assets	$-	$-

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 16 — INCOME TAXES: (cont.)

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

C. As of December 31, 2024 and December 31, 2023, the operating loss carry-forwards amounted to approximately $27.9 million and $14.6 million, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

D. Reconciliation of the theoretical tax expense to actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 17 — TRANSACTIONS WITH RELATED PARTIES:

A. During the years 2022-2023, the Company received from Xylo, a related party, a loan which later on was amended to a credit facility, payable upon the completion of the Company’s IPO which took place in July 2023. In addition, on October 30, 2022, the Company entered into a consulting agreement with Xylo pursuant to which Xylo will serve as its independent consultant for a monthly fee of $10,000, effective upon the closing of the Company’s IPO and terminating on the three-year anniversary of the closing of the Company’s IPO. The Company may terminate the consulting agreement any time after the closing of the Company’s IPO upon providing three months advance notice. The total amount payable to Xylo as of December 31, 2024 was $0

B. On July 31, 2023, the Company entered into a consulting agreement with Maris-Tech Ltd, pursuant to which Maris will serve as its independent consultant for a monthly fee of $10,000. The Chairman of the Board of Directors is also the Chairman of the Board of Directors of Maris-Tech. Either party may terminate the consulting agreement entirely with a 90-day prior written notice provided to the other party. In October 2023, the Company expanded the collaboration into the drones defense market with Maris, to develop a unified product, integrating safety technology and predictive maintenance. In addition, the Company will explore the possibility of enhancing the capabilities of its failure prediction and emergency safety system, utilizing the AI acceleration capabilities in Maris’s OEM products. The total amount payable to Maris-Tech as of December 31, 2024 was $47,000. The consulting agreement was terminated by the Company in December 2024 and will be ended effectively on March 31, 2025.

C. On December 5, 2024, the Company entered into a reseller agreement with Jeff Brands to distribute, market and sell Para Zero’s Products on Amazon. The Chairman of the Board of Directors and additional two directors serve as directors at Jeff Brands. The total amount received as of December 31, 2024 was $10,000.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 18 — SEGMENT REPORTING

Segment information is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment specializing in the developments and sale pf autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility aircraft, as described in Note 1.

The chief executive officer assesses performance for this segment and decides how to allocate resources based on operating expenses excluding non-cash items and net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The chief executive officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor budget versus actual results.

The table below summarizes the significant expense categories regularly reviewed by the chief operating decision maker for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Sales	$932,154	$620,508	$560,118
Cost of Sales (*)
Payroll and payroll related	188,740	40,602	42,040
Others	564,836	396,967	265,467

Research and Development expenses (*)
Payroll and payroll related	1,366,896	520,133	320,620
Material, subcontractors, consultants and other	745,807	108,045	302,018

Selling and Marketing expenses (*)
Payroll and payroll related	459,042	100,885	54,507
Professional services, tradeshows and others	616,306	383,313	204,324

General and Administrative expenses (*)
Payroll and payroll related	325,662	348,740	273,864
Professional services and Facility related and other	2,018,139	1,110,241	462,556

Other segment items: (*)	5,700,956	1,382,961	287,760

Net loss	11,054,230	3,771,379	1,653,038

(*)

Excluding share-based payments, change in fair value of derivative warrants liabilities, depreciation, inventory obsolescence expenses, and finance income, and expenses that are included in other segment items

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 19 — SUBSEQUENT EVENTS:

A. In January 2025, certain warrant holders exercised 1,144,357 series A warrants, at an exercise price of $1.10 per share, The aggregate amount received by the Company of such exercise of warrants was $1,258,000.

B. On January 22, 2025, the Board of Directors approved the grant of an aggregate of 69,603 options to purchase ordinary shares to certain employees of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.96 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan.

C. On February 13, 2025, the Company completed a registered direct offering with institutional investors for the purchase and sale of 2,518,182 Ordinary Shares and 300,000 pre-funded warrants to purchase 300,000 Ordinary Shares at a price of $1.10 per Ordinary Share and $1.09999 per pre-funded warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $3.1 million. As of the date of these financial statements, 200,000 pre-funded warrants have been exercised into 200,000 Ordinary Shares and 100,000 pre-funded warrants are outstanding.

D. On February 19, 2025, the Board of Directors approved the increase in the pool of shares reserved under the Plan by an additional 2,500,000 million Ordinary Shares. As a result, the total number of Ordinary Shares reserved for future issuance under the Plan increased to 3,110,156 Ordinary Shares.

E. On February 19, 2025, the Board of Directors (following the approval of compensation committee) approved the grant of an aggregate of 1,560,165 restricted share units (“RSUs”) to certain Plan Participants, as defined in and subject to the terms of the Plan, which grants were made upon the filing a registration statement on February 19, 2025 covering the increase in the pool of available shares under the Plan. Some of these grants are subject to the approval of the Company’s shareholders. The RSUs vest quarterly in equal amounts over a period of 1- 3 years.

F. On February 19, 2025, the Board of Directors approved the increase of Chairman’s monthly fee to $10,000, which is subject to the approval of the Company’s shareholders.