Form 20-F
period 2025-12-31
ParaZero Technologies Ltd.
filed 2026-03-26
CIK 1916241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ariel Alon

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 and March 25, 2026: 19,666,030 ordinary shares and 23,426,906 ordinary shares, respectively.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our limited operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems and counter unmanned aerial systems (“C-UAS”);

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors;

●	changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment

●	the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction;

●	adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We are an early commercialization stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

●	We have not generated any significant revenue from the sale of our current products and may never be profitable.

●	We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Risks Related to Our Business and Industry

●	The Company expects to incur substantial research and development and sales and marketing costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

●	The Company’s adoption of new business models could fail to produce any financial returns.

●	The Company will be affected by operational risks and may not be adequately insured for certain risks.

●	The Company operates in evolving markets, which makes it difficult to evaluate the Company’s business and future prospects.

●	The Company operates in a competitive market.

●	The markets in which the Company competes are characterized by rapid technological change.

●	Failure to obtain necessary regulatory approvals from the Israeli Defense Export Control Agency within the Israeli Ministry of Defense or other governmental agencies may prevent us from expanding the sales of our solutions.

●	We are subject to governmental regulation and other legal obligations in jurisdictions outside of the U.S., and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

●	Failure to make competitive technological advances will put us at a disadvantage and may lead to negative operational and financial outcome.

●	If we fail to offer high-quality products or customer service, our business and reputation could suffer.

●	Our products and certain projects have lengthy sales cycles that make it difficult to plan our expenses and forecast results.

●	The Company’s commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more cost-effective to use than our products or services.

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

●	If critical components or raw materials used to manufacture the Company’s products become scarce or unavailable, then the Company may incur delays in manufacturing and delivery of its products, which could damage its business.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	The Company relies on its business partners, and they may be given access to sensitive and proprietary information in order to provide services and support to the Company’s teams.

●	Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

●	Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Risks Related to the Ownership of Our Ordinary Shares

●	Sales of a substantial number of our ordinary shares in the public market, including resale of the shares issued to the selling shareholders, by our existing shareholders could cause our share price to fall.

●	The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

Risks Related to Our Incorporation, Location and Operations in Israel

●	Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

●	We are exposed to fluctuations in currency exchange rates.

General Risk Factors

●	Raising additional capital or the issuance of additional equity securities would cause dilution to our existing shareholders and may affect the rights of existing shareholders or the market price of our ordinary shares.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Risks Related to Our Financial Condition and Capital Requirements

We are an early commercialization stage company and have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

We are an early commercialization stage company and have incurred net losses since our inception in 2013, including net losses of $5,412,163 and $11,054,230 for the years ended December 31, 2025 and 2024, respectively. As a result, we had accumulated losses of $34,889,450 as of December 31, 2025.

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

Risks Related to Our Business and Industry

The Company expects to incur substantial research and development and sales and marketing costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s future growth depends on penetrating new markets, adapting existing products to new applications and introducing new products and services that achieve market acceptance. The Company plans to incur substantial research and development and sales and marketing costs as part of its efforts to design, develop and commercialize new products and services and enhance its existing products. The Company believes that there are significant opportunities in a number of business areas. Because the Company accounts for research and development and sales and marketing costs as operating expenses, these expenditures will adversely affect its earnings in the future. Further, the Company’s research and development programs may not produce successful results, and its new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm the Company’s business, prospects, financial results and liquidity.

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

Failure to obtain necessary regulatory approvals from the Israeli Defense Export Control Agency within the Israeli Ministry of Defense, or DECA, or other governmental agencies may prevent us from expanding the sales of our solutions.

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. For example, the marketing and export of defense related equipment, services, ‘know-how’ are subject to DECA’s regulation under the Defense Export Control Law, 5766-2007, or the Export Control Law and, collectively, Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies. We may not be able to retain licenses and other authorizations required under the applicable Israeli Trade Control Laws. The failure to satisfy the requirements under the Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of our products and technology, which could adversely affect our revenues and profitability

Obtaining and maintaining the required permits and licenses can be time-consuming and uncertain. Regulatory authorities may delay, condition, suspend or deny applications for marketing permits or export licenses, or impose limitations on the countries, end users or uses for which our products may be approved. These authorities may also modify, revoke or decline to renew previously granted permits or licenses, including as a result of changes in Israeli foreign policy, defense priorities, national security considerations or international sanctions regimes. As a result, we may be unable to complete sales to certain customers or in certain jurisdictions, or we may experience delays in the delivery of products or services to customers.

In addition, our activities may also be subject to export control, sanctions or trade compliance laws in other jurisdictions in which we operate or into which our products are exported, including the United States, the European Union and other countries. Compliance with multiple and potentially overlapping regulatory regimes may increase our compliance costs and administrative burdens and may restrict the markets in which we can operate.

If we fail to comply with applicable export control laws and regulations, we could be subject to administrative, civil or criminal penalties, including fines, suspension or revocation of export privileges, restrictions on our ability to conduct business with certain customers or governments, reputational harm and other sanctions. Any such penalties or restrictions could materially and adversely affect our ability to conduct our business.

Failure to obtain necessary regulatory approvals may prevent the Company from expanding sales in various global regions and may prevent the Company from testing or operating its solutions and/or expanding its sales which could have an adverse impact on the Company’s business, prospects, results of operations and financial condition.

We are subject to governmental regulation and other legal obligations in jurisdictions outside of the U.S., and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

The regulatory framework for drones and technologies related to drones is rapidly evolving and is likely to remain uncertain for the foreseeable future. We operate in multiple jurisdictions outside the United States and are subject to a variety of foreign laws, regulations and governmental policies that may affect our business, including laws relating to defense trade controls, export licensing, sanctions, procurement, anti-corruption, data protection, privacy, cybersecurity, product certification, telecommunications, aviation safety and the use of unmanned aerial systems, or UAS. These laws and regulations may restrict our ability to market, sell, export, import, demonstrate or deploy our products and technologies, including our counter-UAS and related safety and protection solutions. In many jurisdictions, the regulatory environment applicable to UAS, counter-UAS technologies and related defense systems is evolving and may be subject to significant interpretation or change. See “Item 4B. Business Overview — Government Regulation” for additional information.

Compliance with these laws and regulations may require us to obtain and maintain various permits, certifications, licenses or governmental approvals in the jurisdictions in which we operate or seek to sell our products. Regulatory authorities may impose conditions, limitations or delays on such approvals, or may deny, suspend or revoke them altogether. In addition, certain countries may restrict the use, testing, demonstration or operation of counter-UAS technologies due to national security, telecommunications, aviation safety or spectrum-use concerns. These restrictions may limit our ability to conduct product trials, demonstrations or deployments in certain markets, which could delay commercialization or prevent us from expanding into new geographic regions.

We are also subject to anti-corruption and anti-bribery laws in multiple jurisdictions, including laws that prohibit improper payments or inducements to government officials, as well as sanctions and trade compliance regimes that restrict transactions with certain countries, entities or individuals. Our business frequently involves interaction with governmental agencies, defense organizations and state-owned entities, and we may engage distributors, resellers, integrators or other third parties in connection with international sales. If we or any third parties acting on our behalf fail to comply with applicable laws or regulations, or are alleged to have done so, we could be subject to investigations, enforcement actions, fines, penalties, restrictions on our ability to conduct business in certain jurisdictions, reputational harm and other adverse consequences.

In addition, the regulatory landscape applicable to unmanned aerial systems and counter-UAS technologies is rapidly evolving. Governments may introduce new restrictions, licensing regimes, certification requirements or operational limitations that could increase compliance costs, delay product deployment or limit the functionality or permitted use of our solutions. Changes in geopolitical conditions, national security policies or international relations may also result in additional regulatory scrutiny or restrictions affecting companies operating in the aerospace and defense sector.

Any actual or perceived failure to comply with applicable laws and regulations, or any changes to such regulatory frameworks, could result in the loss of business opportunities, contract delays or cancellations, regulatory penalties, reputational damage and increased compliance costs. As a result, such developments could materially and adversely affect our business, prospects, results of operations and financial condition.

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

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If the Company fails to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality, we may devote significant research and development resources to products for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, the Company may not benefit from such research and development activities, and our results of operations may suffer.

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

We are an international business, and we are exposed to various global and local risks that could have a material adverse effect on our financial condition and results of operations.

We operate globally and develop and market products in multiple countries. Consequently, we face complex legal and regulatory requirements in multiple jurisdictions, which may expose us to certain financial and other risks. In addition, we are subject to global events beyond our control, including war, public health crises, such as pandemics and epidemics, trade disputes and other international events. Any of these changes could have a material adverse effect on our reputation, business, financial condition or results of operations.

International sales and operations are subject to a variety of risks, including:

●	foreign currency exchange rate fluctuations;

●	greater difficulty in staffing and managing foreign operations;

●	greater risk of uncollectible accounts;

●	longer collection cycles;

●	logistical and communications challenges;

●	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

●	changes in labor conditions;

●	burdens and costs of compliance with a variety of foreign laws;

●	political and economic instability;

●	the escalation of hostilities in Israel, which could impair our ability to manufacture our products;

●	increases in duties and taxation;

●	foreign tax laws and potential increased costs associated with overlapping tax structures;

●	greater difficulty in protecting intellectual property;

●	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by our products; and

●	general economic and political conditions in these foreign markets.

International markets are also affected by economic pressure to contain reimbursement levels and healthcare costs. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory and reimbursement approvals, competing products, infrastructure development, intellectual property rights protection and our ability to implement our overall business strategy. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

Changes to trade policy, including tariff and customs regulations, or failure to comply with such regulations may have an adverse effect on our reputation, business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently conduct our business could adversely affect our business, reputation, financial condition and results of operations. Changes or proposed changes in U.S. or other countries’ trade policies may result in restrictions and economic disincentives on international trade.

The U.S. government has recently imposed, or is currently considering imposing, tariffs on certain products, on certain trade partners, including Israel. On February 20, 2026, the Supreme Court ruled that the International Emergency Economic Powers Act (“IEEPA”) does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA (the “incremental tariffs”) was within the exclusive jurisdiction of the U.S. Court of International Trade. In response to this ruling, the U.S. President signed a proclamation imposing a new 10% global tariff under Section 122 of the Trade Act of 1974, effective February 24, 2026, and subsequently increased these tariffs to 15% on February 21, 2026. Section 122 tariffs are subject to a 150-day statutory limit unless extended by Congress. In addition, the Office of the U.S. Trade Representative has announced it will initiate new Section 301 investigations into trading partners’ unfair practices, which could result in additional tariffs.

Tariffs, economic sanctions and other changes in U.S. trade policy have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends (whether regulatory- or consumer-driven) either in the United States or in other countries could affect the trade environment. Our business, like many other corporations, would be impacted by changes to the trade policies of the United States and foreign countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). We cannot predict whether, and to what extent, trade policies will change in the future. If tariffs or other trade restrictions are imposed on products manufactured in Israel while we remain dependent on Israeli manufacturing, our cost of goods sold for the U.S. market may increase materially, which could negatively impact our gross margins and limit our pricing flexibility. Additionally, changes to trade agreements or customs regulations between the U.S. and Israel could increase lead times, introduce logistical complexities, or require modifications to our supply chain planning. These or similar trade-related developments may have a material adverse effect on our business, financial condition, and results of operations.

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

Scrutiny of sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition, or results of operations. Scrutiny may come from stakeholders both supporting and opposing ESG initiatives, adding complexity to our compliance and communication efforts.

If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Failure to comply with applicable ESG rules or regulations could lead to penalties, enforcement actions, adverse publicity, or could negatively affect our reputation, access to capital, or employee retention.

Evolving ESG-related regulations, such as sustainability reporting requirements, supply-chain diligence obligations, and international frameworks (including the EU Corporate Sustainability Reporting Directive (CSRD)), may also affect our contract manufacturers, suppliers, and other third parties. Any inability of such third parties to comply with applicable ESG standards may disrupt our supply chain or otherwise negatively effect our business, financial condition, or results of operations.

Increasing inflation could adversely affect our business, financial condition, results of operations or cash flows.

Inflation and some of the measures taken by or that may be taken by the governments in countries where we operate in an attempt to curb inflation may have negative effects on the economies of those countries generally. If the United States or other countries where we operate experience substantial inflation in the future, our business may be adversely affected. This could have a material adverse impact on our business, financial condition, results of operations or cash flows.

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

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations, and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. Recently, legislation commonly known as the One Big Beautiful Bill Act (OBBBA) was signed into law in July 2025, which enacts significant changes to U.S tax and related laws, including but not limited to current deduction of domestic research expenses, increasing the limit of the deduction of interest expense to thirty percent of EBITDA and one hundred percent bonus depreciation on eligible property acquired after January 19, 2025. Further, many countries, and organizations such as the Organization for Economic Cooperation and Development have proposed implementing changes to existing tax laws. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or tax credits and incentives will not be adversely affected by these or other developments or changes in law.

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

Our patent portfolio consists of an aggregate of twenty three (23) patents and patent applications, as described in “Item 4.B — Business Overview — Intellectual Property”. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

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

If we fail to comply with the continued listing requirements of the Nasdaq Stock Market LLC, our ordinary shares could be delisted, which could adversely affect the liquidity and market price of our ordinary shares and our ability to raise additional capital.

Our ordinary shares are listed on the Nasdaq Capital Market. To maintain our listing, we are required to satisfy certain continued listing requirements, including, among other things, minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

There can be no assurance that we will be able to comply with Nasdaq’s continued listing standards in the future. If we fail to satisfy any of Nasdaq’s continued listing requirements, we may receive a deficiency notice from Nasdaq and, depending on the nature of the deficiency, may be afforded a limited period of time to regain compliance. However, certain deficiencies may not be subject to a cure period or may result in immediate delisting. If we do not regain compliance within any applicable cure period, or if Nasdaq determines that we are not eligible for a compliance period, Nasdaq may determine to delist our ordinary shares.

If we do not meet Nasdaq’s continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ordinary shares from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares. Accordingly, any failure to maintain compliance with Nasdaq’s continued listing requirements could have a material adverse effect on our business, financial condition, results of operations and the value of our ordinary shares.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, or Nasdaq, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required, under the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, although regulations promulgated under the Israeli Companies Law, 5759-1999, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, future pension benefits or potential payments upon termination or a change of control. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares (as defined below) if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ordinary shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules whether or not we continue to be characterized as a PFIC. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ordinary shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ordinary shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayers who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ordinary shares in the event that we are a PFIC. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

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

Our executive offices and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, including Iran, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport or the nautical routes, could prevent or delay shipments of our components or products.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In January 2025, Israel and Hamas entered into a ceasefire agreement, which remained in effect until March 18, 2025, when hostilities resumed. As of October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. While the conflict has created heightened security concerns, disruptions to business operations, and economic instability, the ceasefire may contribute to improved regional stability. However, the security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In March 2026, hostilities resumed along Israel’s northern border with Lebanon, when Hezbollah resumed its attacks as part of a broader regional escalation. In response, Israel resumed military operations against Hezbollah in Lebanon.

In addition, in April 2024 and October 2024, Iran launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However the intensity and duration of the security situation in Israel have been difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. If the war continues for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be harmed.

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

We anticipate being subject to fluctuations in currency exchange rates. Our functional currency is the U.S. dollar, and while a majority of our revenue and some of our expenses are denominated in U.S. dollars, some of our revenue and a significant portion of our operating expenses that consists of employee salaries and lease payments on our Israeli facilities are incurred in NIS. Therefore, we are exposed to currency exchange fluctuations in other currencies, particularly in NIS and the risks related thereto. As a result, our operating results are exposed primarily to movements in the USD/NIS. In addition, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Thus, we are exposed to the risks that: (a) the NIS may appreciate relative to the dollar; (b) the NIS devalue relative to the dollar; (c) the inflation rate in Israel may exceed the rate of devaluation of the NIS; or (d) the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of appreciation or devaluation (if any) of the shekel against the dollar. Appreciation of the NIS against the U.S. dollar increases the U.S. dollar cost of our NIS denominated expenses and may adversely impact our net loss or net income (if any). Based on our 2025 expense levels, a 10% appreciation of the NIS against the U.S. dollar would have decreased our net loss by approximately $0.34 million.

Foreign exchange rates may fluctuate due to many factors, including interest rate differentials between markets, capital flows, monetary policy decisions, geopolitical events, global macroeconomic developments, and investor sentiment toward Israel and regional markets. These factors may cause the NIS to appreciate or depreciate against the U.S. dollar independent of local inflation levels. If the NIS strengthens without a corresponding increase in our foreign currency revenues, our U.S. dollar measured costs will rise.

The value of the NIS relative to the U.S. dollar, and other currencies has fluctuated significantly. For example, the shekel appreciated on average by 12.5% relative to the U.S. dollar in 2025, after depreciating by 0.4% in 2024 and by 3.1% in 2023, thereby increasing, in 2025, the U.S. dollar cost of our shekel denominated expenses. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues, and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business.

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

Our research and development efforts relating to our products have been financed in part through royalty-bearing grants in an aggregate amount of approximately $738,000 received from the Israel Innovation Authority, or the IIA, as of December 31, 2025, none of which were received during the most recent fiscal year ended. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $572,000. With respect to the royalty-bearing grants, we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed, in whole or in part, under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2024, the interest was calculated at a rate based on an annual application of the London Interbank Offered Rate, or the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 1, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%. We believe that this change would not have material impact on our results or our financial position or results in operations.

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

In addition, our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.02 per share. As of the date of this Annual Report on Form 20-F, we had 24,720,239 ordinary shares issued and outstanding. As of the date of this Annual Report, we also had warrants to purchase 6,230,828 ordinary shares outstanding, options to purchase 617,430 ordinary shares outstanding, 135,231 of which are currently fully vested, and 1,474,381 restricted share units, or RSUs outstanding, none of which are currently fully vested. Our Board may issue, or reserve for issuance, an additional 166,957,122 ordinary shares, which includes 2,446,071 ordinary shares that are reserved and available for future awards under our Global Share Incentive Plan (2022), which might dilute your holdings substantially.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we are required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. While we have appointed an internal auditor, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, the market price of our shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports. Together with adequate disclosure controls and procedures, effective internal controls are designed to prevent fraud. Any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, may require prospective or retroactive changes to our financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart Our Business Startups Act, or the JOBS Act, or a “non-accelerated filer” under SEC rules, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to the date that is the last date of the fiscal year that includes the fifth anniversary of our first sale of our common equity securities pursuant to an effective registration statement (i.e. December 31, 2028). An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We previously identified control deficiencies in our financial reporting process that constitute a material weakness for the year ended December 31, 2024 which were primarily due to the fact that we were a private company prior to July 2023. The material weakness related to lack segregation of duties.

We took a number of measures to address the material weaknesses that were identified, including expanding our existing accounting and financial reporting personnel and the reallocation of internal resources and engaging with an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. These additional resources enhance oversight of our financial reporting processes by implementing an additional level of review, whereby financial reporting activities are prepared by qualified personnel and reviewed by the Chief Financial Officer or another appropriate supervisor. We believe these measures strengthen our internal control environment by providing greater segregation of duties and ensuring that key financial reporting processes are subject to appropriate supervision and independent review.

Although as of December 31, 2025, we did not have any material weaknesses in our internal control over financial reporting, there can be no assurance that we will not suffer from other material weaknesses in the future. If we fail to maintain effective internal controls over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our ordinary shares. Additionally, failure to remediate the material weakness or otherwise maintain effective internal controls over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the SEC, subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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

We have incurred net losses since our inception, including net losses of $5,412,163 and $11,054,230 for the years ended December 31, 2025 and 2024, respectively. As a result, we had accumulated losses of $34,889,450 as of December 31, 2025. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in research and development as well as in sales and marketing activities and as we hire additional employees over the coming years.

B. Business Overview

Overview

ParaZero Technologies Ltd. is an Israel-based aerospace and defense technology company focused on safety, protection, and mitigation solutions for unmanned aerial systems, or UAS. We were founded in 2014 with the objective of enabling the safe and scalable integration of drones into regulated airspace and sensitive operational environments.

Our technological foundation is rooted in aerospace-grade engineering, autonomous safety mechanisms, and real-time flight monitoring systems. Since our inception, we have focused on addressing one of the key barriers to drone adoption: the risk posed to people, property, and critical infrastructure in the event of system failure or loss of control.

Over time, we have developed a portfolio of proprietary technologies designed to autonomously respond to emergency scenarios. This legacy of safety-centric design, operational data, and field deployment experience has positioned us to expand beyond commercial applications into defense and security-oriented markets, applying the same patent technology to create counter-UAS, or C-UAS solutions, also known as anti-drone solutions.

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

Industry Overview and Market Potential

UAS and C-UAS Markets

UASs have evolved from niche platforms into mainstream tools used by government, defense, and commercial operators to collect data, deliver services, and improve operational efficiency. The UAS value chain typically includes (i) airframes and propulsion systems, (ii) payloads such as electro-optical/infrared, or EO/IR, cameras and other sensors, (iii) communications links, (iv) ground control software and mission planning, and (v) data processing, analytics and integration into customer workflows. Demand continues to be shaped by improvements in autonomy, edge computing, sensor miniaturization, endurance, and secure communications, as well as expanding use cases across public safety, critical infrastructure, border and coastal monitoring, industrial inspection, mapping, and logistics. According to Fortune Business Insights, the global UAS market was valued at $41.27 billion in 2025 and is project to grow to $160.44 billion by 2034, exhibiting a compounded annual growth rate (CAGR) of 16.40% during the forecast period. The growth in the UAS market is growing primarily due to increased military and defense spending, expanding commercial applications across industries, advancements in autonomous drone technologies, and the demonstrated efficiency of drones in critical logistics and operational support functions.

In parallel, the proliferation of low-cost, widely available UAS has created a growing need for C-UAS solutions to detect, identify, track, and mitigate unauthorized drones. C-UAS systems are deployed to protect sensitive locations and operations, including airports, military bases, government facilities, prisons, energy assets, public events, and critical infrastructure. C-UAS solutions typically combine multiple sensor types—such as radar, radio-frequency, or RF, detection, EO/IR, and acoustic sensors—with command-and-control software that fuses sensor data, supports identification (including distinguishing drones from birds or other objects), and enables response options. Mitigation capabilities may include non-kinetic measures (e.g., RF disruption, protocol manipulation, navigation spoofing, and other electronic effects where lawful) and kinetic or physical capture methods, often subject to strict legal and operational constraints. According to recent report by Grand View Research, the global anti-drone market size was estimated at $3,180.9 million in 2025 and is projected to reach $19,844.5 million by 2033, growing at a CAGR of 25.2% from 2026 to 2033. The market is primarily driven by the rising demand for UAS technology and the escalating concerns regarding security threats posed by unauthorized drone activities.

We believe the market opportunity for UAS and C-UAS solutions is significant and expanding, driven by increasing adoption of drones for commercial, governmental, and defense applications, as well as heightened security concerns related to unauthorized or malicious drone activity. UAS adoption is supported by the ability to reduce costs, improve safety, and enhance data collection across a range of use cases, while the growing number and sophistication of drone-related incidents is increasing demand for airspace awareness, site protection, and layered defense capabilities.

The C-UAS market, in particular, is driven by the need to protect critical infrastructure, public venues, borders, and sensitive facilities through integrated detection, identification, tracking, and mitigation solutions. Customers increasingly seek scalable, interoperable systems that combine multiple sensor modalities with centralized command-and-control software and can integrate into existing security architectures. Although procurement cycles and regulatory considerations may affect deployment timelines, we believe long-term growth will be supported by continued drone proliferation, technological advancements such as AI-enabled detection and sensor fusion, and sustained government and enterprise investment in airspace security.

Commercial Drone Market

The global use of commercial drones has expanded rapidly across a wide range of industries, including infrastructure inspection, public safety, logistics, agriculture, and media production. As drone operations increasingly occur over populated areas, urban environments, and critical infrastructure, regulators worldwide have introduced more stringent operational and safety requirements. Growth is driven by advances in autonomy, sensor technology, battery performance, and data analytics, which enhance operational efficiency, reduce costs, and improve safety compared to traditional manned alternatives. As regulatory frameworks mature and integration with enterprise software ecosystems improves, commercial drones are becoming a core tool for data acquisition and real-time decision-making across multiple industries.

According to Future Market Insights, the global commercial drone market size was valued at $45,288.1 million in 2025 and is expected to reach $1,176.9 million by 2035. The market is expected to grow at a CAGR of 28.2% from 2025 to 2035, driven by the increasing use of drones to improve efficiency, reduce costs and gather aerial data for tasks like mapping, surveying, logistics, inspection and monitoring, while advances in drone technology, software and services make drones more useful and accessible to businesses.

Aviation authorities in major markets, including the United States and Europe, require drone operators to demonstrate effective mitigation of ground risk as a condition for advanced operational approvals, such as flights over people, beyond visual line of sight, BVLOS, operations, and operations in controlled or congested airspace.

As a result, regulatory compliance has become a key enabler for commercial drone deployment at scale. Technologies that actively reduce risk to people and property are increasingly viewed as necessary components of compliant drone operations rather than optional enhancements.

Drone Delivery Market

The drone delivery market represents a rapidly emerging segment of the broader commercial drone industry, focused on transporting lightweight goods such as food, medical supplies, e-commerce parcels, and critical spare parts. According to Statista by 2030, the global drone delivery market is projected to generate over $4.9 billion in revenue.

Adoption is driven by the potential to reduce delivery times, lower last-mile logistics costs, expand access in remote or congested areas, and enhance service reliability. Pilot programs and limited commercial operations are underway in multiple jurisdictions, supported by advances in navigation, detect-and-avoid systems, fleet management software, and automated ground infrastructure.

Market expansion remains closely tied to regulatory approvals, airspace integration frameworks, public acceptance, and the development of scalable operational models. As aviation authorities continue to establish rules for BVLOS operations and urban air mobility corridors, industry participants are investing in redundant safety systems, traffic management integration, and partnerships with retailers, healthcare providers, and logistics operators. Over time, broader regulatory clarity and continued technological maturation are expected to support increased commercialization and network-scale deployments.

Drone Safety Incidents and Threats

Commercial drones offer significant value to private industry and the public sector and are flying in ever-increasing numbers in the skies. As the global utilization of drones grows at an increasing rate, we expect the number of safety incidents to increase as well. Drones routinely experience mid-flight emergencies, including electrical system failures, bird strikes, excessive angular breach or altitude loss, etc., and can fall out of the sky and can be part of safety incidents such as collisions with other flying objects or structures. For example, the European Aviation Safety Agency, or EASA, reported that in 2023 a total of 12 UAS accidents and serious incidents happened.

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

The Drone Threat on Defense Forces, Homeland Security and Commercial Assests

Small drones have emerged as a serious and rapidly evolving threat to both critical infrastructure and military forces worldwide. Their low cost, widespread availability, and ease of modification allow state and non-state actors to conduct surveillance, disruption, and precision attacks with minimal resources and limited warning. Critical infrastructure sites such as power stations, substations, refineries, water treatment facilities, and transportation hubs are particularly vulnerable, as even small payloads or kinetic impact can disable exposed components and trigger cascading system failures. For armies, small drones have transformed the battlefield by eroding traditional advantages in armor, concealment, and fixed defenses; they enable persistent aerial surveillance, accurate targeting, and low-cost strike capabilities that place troops and bases under constant overhead threat. The combination of operational effectiveness, psychological impact, and difficulty of detection makes small drones a structural security challenge, requiring new doctrines, technologies, and protective measures to defend both civilian infrastructure and military assets.

In 2025 there were various threats made by drones such as: Critical infrastructure (energy grids, airports, fuel depots) that were disabled or disrupted by relatively inexpensive drone systems. Airspace safety around major civilian hubs has been compromised, leading to airport closures and travel disruption. Military operations and bases are under persistent threat from cheap, proliferated UAVs in active warzones and civilians outside conflict zones were harmed by drone activity in urban areas.

Our Strategy

Autonomous Drone Safety System as the Answer to Regulators Worldwide

Our SafeAir system was developed in direct response to regulatory requirements governing commercial drone operations in populated and sensitive environments. Aviation authorities worldwide require operators to demonstrate effective mitigation of ground risk as a condition for advanced operational approvals, including flights over people, BVLOS operations, and operations in congested or controlled airspace.

SafeAir is designed to function as an autonomous safety layer that reduces the risk posed by a drone in the event of a critical failure. The system continuously monitors flight parameters and system behavior and, upon detecting predefined emergency conditions, autonomously initiates a controlled descent sequence. By reducing impact energy and limiting uncontrolled descent, SafeAir is intended to mitigate potential harm to people and property on the ground.

A key regulatory consideration addressed by SafeAir is independence from the drone’s primary flight control systems. SafeAir operates as a self-contained system designed to activate even in scenarios involving severe system malfunction, loss of control, or power failure. This architectural separation aligns with regulatory expectations for fail-safe or fail-operational safety mechanisms in aviation systems.

Regulatory frameworks in major markets emphasize outcome-based safety objectives rather than prescriptive design requirements. SafeAir is intended to support these objectives by providing a measurable and repeatable method of ground risk reduction. In regulatory assessments, such mitigation measures may be used by operators as part of their safety cases, risk analyses, and operational approval submissions.

As commercial drone operations expand into higher-risk environments, the presence of an autonomous safety system such as SafeAir may enable operators to pursue broader operational authorizations while maintaining compliance with applicable safety regulations. SafeAir has therefore become a core component of our commercial offering and a foundational element of the our technology portfolio.

Strategic Transition to the Defense Sector and Evolving Drone Threat Landscape

Building on our safety-focused technological heritage, we have expanded our activities into the defense and homeland security sectors in response to the rapidly evolving use of drones as tools of conflict, disruption, and asymmetric warfare.

Over the past decade, drones—particularly small, commercially derived platforms—have become widely accessible, inexpensive, and increasingly capable. These systems are now routinely used by state and non-state actors for intelligence collection, targeting, harassment, disruption of critical infrastructure, and direct kinetic attacks. The proliferation of first-person-view, or FPV, attack drones has further intensified this threat by enabling high-speed, low-altitude attacks with minimal warning and short engagement timelines.

Traditional air defense systems were not designed to counter these threats effectively. Missile-based interceptors and conventional air defense assets are often impractical or economically unsustainable against small drones, particularly in close-range scenarios or populated environments. Electronic warfare solutions may be ineffective against autonomous drones, pre-programmed flight paths, or systems employing alternative communication methods.

As a result, defense and security organizations increasingly require C-UAS solutions that are cost-effective, rapidly deployable, and suitable for use in urban, civilian, and sensitive environments. There is growing demand for systems that can provide a controlled, close-range kinetic response while minimizing collateral damage and operational risk.

Our strategic transition into the defense sector is driven by this evolving threat landscape and our ability to apply its core competencies—autonomous activation, rapid-response safety mechanisms, and controlled kinetic intervention—to defense applications. We have leveraged our experience in safety-critical aerospace systems to develop C-UAS solutions specifically designed to address modern drone threats at close range.

This transition expands our addressable market beyond commercial drone safety into defense, homeland security, and critical infrastructure protection. These markets are characterized by increasing procurement activity, evolving operational requirements, and sustained demand driven by the persistent and adaptive nature of drone-based threats.

Business Strategy

We are implementing a multi-tiered business model to increase flexibility in the market and to encourage broad adoption of our products in the defense / homeland security and commercial drone markets. A portion of our defense and commercial solutions are sold directly to original equipment manufacturers, or OEMs, which usually are characterized by long sales cycles and in the commercial drone market are also original design manufacturers, or ODMs. Defense OEMs are usually the solution provider for the end users. Our direct interaction with OEMs enables us to work with them from the design stage, providing for seamless integration of our solutions into their products. We also market our solutions directly to clients via direct sales, resellers and an online store.

Our Solutions

C-UAS Solutions and the DefendAir Product Portfolio

Overview of C-UAS Solutions

C-UAS solutions are generally categorized into two primary approaches: soft-kill and hard-kill.

Soft-kill solutions typically rely on electronic warfare techniques such as radio-frequency jamming, GNSS interference, or cyber-based takeover of the target drone. These methods are designed to disrupt communication or navigation links and may be effective against certain classes of drones. However, their effectiveness can be limited against autonomous drones, pre-programmed flight paths, or systems employing alternative communication methods.

Hard-kill solutions involve the physical neutralization of a hostile drone through kinetic or explosive means. These approaches may include projectiles, missiles, or other intercept mechanisms. While effective in some scenarios, traditional hard-kill systems may introduce risks related to collateral damage, debris, cost asymmetry, and suitability for use in populated or sensitive environments.

Modern C-UAS architectures increasingly employ a layered approach that combines detection, tracking, soft-kill measures, and a final kinetic interception layer to address residual threats.

DefendAir – Net-Based C-UAS Technology

Our DefendAir is a non-explosive, net-based C-UAS solution designed to physically intercept and neutralize hostile drones at close range. The system engages incoming aerial threats by deploying a specialized net that entangles the target drone, disrupting its propulsion system, flight control, and aerodynamic stability, thereby preventing continued controlled operation.

Unlike explosive or projectile-based interception methods, DefendAir is designed to deliver a controlled kinetic response that does not rely on blast effects or high-energy munitions. This design approach is intended to reduce the risk of collateral damage, limit secondary hazards from debris, and avoid unintended effects on surrounding personnel, infrastructure, or civilian environments. As a result, DefendAir may be suitable for deployment in locations where the use of conventional hard-kill systems is restricted or operationally undesirable.

The net-based interception mechanism reflects our experience in autonomous activation, precision deployment, and safety-critical aerospace system design. The system is engineered to deliver a predictable and contained interception outcome, aligning with operational requirements for close-range defense and controlled engagement in complex or sensitive environments. This approach enables DefendAir to serve as a practical kinetic interception layer within multi-layered C-UAS architectures.

Operational Use Cases and Real-World Deployment

DefendAir is designed for deployment across a range of real-world operational scenarios in which close-range protection against hostile drones is required and engagement timelines are limited. Such scenarios include the protection of military personnel and units operating in forward or fixed positions, security forces responsible for area protection, and the safeguarding of critical infrastructure, sensitive facilities, and high-value assets.

In these environments, hostile drones may approach at low altitude, high speed, and with minimal warning, reducing the effectiveness of long-range interception systems. DefendAir is intended to provide a localized defensive capability that can be positioned close to the protected asset or personnel, enabling rapid response to short-range threats.

The system is particularly suited for environments where the use of traditional air defense or electronic warfare solutions may be impractical, restricted, or operationally undesirable. These environments may include urban areas, civilian locations, transportation hubs, industrial facilities, and other sites with elevated safety and collateral-risk considerations. In such settings, the use of explosive munitions, high-energy projectiles, or wide-area electronic interference may be constrained due to regulatory, safety, or operational limitations.

DefendAir is designed to operate as the final interception layer within a broader, multi-layered C-UAS architecture. In this role, the system provides a physical interception capability when detection, tracking, or soft-kill measures such as electronic disruption fail to neutralize the threat. This layered deployment concept reflects current C-UAS operational doctrine, which increasingly emphasizes redundancy, flexibility, and controlled engagement across different threat profiles.

Advantages Relative to Other C-UAS Solutions

Compared to alternative C-UAS approaches, DefendAir offers several operational advantages that address limitations commonly associated with both soft-kill and traditional hard-kill systems. Its non-explosive, net-based interception method is designed to physically neutralize hostile drones while minimizing the risk of collateral damage and unintended secondary effects. This controlled interception approach is particularly relevant in populated areas, sensitive facilities, and environments where safety considerations constrain the use of high-energy or explosive countermeasures.

DefendAir is intended to address operational scenarios in which soft-kill solutions may be ineffective or unreliable. Electronic warfare and cyber-based C-UAS measures may be limited against autonomous drones, pre-programmed flight paths, or systems designed to operate with reduced reliance on external communications or navigation signals. In such cases, a physical interception capability provides an additional layer of assurance.

In addition, DefendAir is designed to offer a cost-effective alternative to high-cost missile-based or projectile-based interception systems, particularly in close-range defense scenarios involving small drones. This cost structure may support more sustainable deployment for point defense, perimeter protection, and repeated engagements, without the cost asymmetry often associated with traditional air defense solutions.

Together, these characteristics position DefendAir as a practical solution for close-range C-UAS applications that require precision, controlled engagement, and rapid response within constrained operational environments.

Overview of the DefendAir Product Portfolio

The DefendAir product portfolio comprises multiple configurations designed to address a range of operational requirements, threat profiles, and deployment scenarios. Each configuration is based on the same core net-based interception technology and is adapted to specific use cases and operational environments.

●	Hand-Held Net Launcher

A portable, operator-controlled system designed for personal protection and point defense against fast-approaching drones, including FPV threats. This configuration is intended for use by military personnel, security forces, and protection units requiring a rapidly deployable, close-range defensive capability.

●	Turret-Based System

A fixed or vehicle-mounted configuration designed to support perimeter defense and protection of critical assets, facilities, and infrastructure. This configuration is intended for deployment at fixed sites or on mobile platforms, providing localized C-UAS coverage in areas requiring continuous or semi-persistent protection.

●	Integrated Drone Interception Configurations

DefendAir systems are designed for integration within layered C-UAS architectures. These configurations provide a close-range physical interception capability that complements detection, tracking, and soft-kill measures, enabling interception of residual threats in complex operational environments.

DropAir – Precision Airdrop and Aerial Delivery Solution

Use Case

DropAir is our precision aerial delivery solution designed to enable controlled, accurate deployment of payloads from UAS in operational environments where ground access is limited, unsafe, or impractical. The system is intended to support delivery of mission-critical supplies, equipment, and payloads to designated ground locations while reducing risk to personnel and assets.

DropAir is designed for use in military, security, humanitarian, and emergency response scenarios, including resupply of forward or isolated units, delivery into contested or constrained areas, and deployment in environments where conventional logistics methods may expose personnel to elevated risk. By enabling stand-off delivery from aerial platforms, DropAir is intended to enhance operational flexibility and reduce reliance on ground-based transport under hostile or hazardous conditions.

Origin and Development

DropAir was developed in response to an operational request from the Israel Defense Forces for a controlled and reliable aerial delivery capability using unmanned platforms. The request reflected a need for precision delivery of payloads in complex operational environments, where accuracy, reliability, and controlled descent were critical requirements.

We applied our existing expertise in autonomous safety systems, controlled deployment mechanisms, and aerospace-grade design to develop a solution tailored to these operational needs. The development of DropAir leveraged our experience in real-time activation logic, deployment timing, and mitigation of uncontrolled descent, adapting these capabilities from safety applications to precision delivery use cases.

This origin shaped DropAir’s design priorities, emphasizing predictability, operational reliability, and suitability for deployment in real-world defense and security scenarios.

Capabilities

DropAir is designed to provide controlled aerial delivery of payloads with a focus on accuracy, stability, and operational safety. The system enables release and descent of payloads in a controlled manner, reducing drift and impact energy relative to uncontrolled free-fall delivery.

The system is intended to be compatible with a range of unmanned aerial platforms and configurable for different payload characteristics and mission requirements. DropAir is designed to support delivery in varied environmental conditions and operational contexts, allowing operators to tailor deployment parameters based on mission needs.

By combining controlled descent with autonomous deployment logic, DropAir is intended to support precision delivery missions while reducing operational risk and improving mission effectiveness in environments where traditional resupply or delivery methods may be constrained.

Commercial Milestones

The market for safety systems for commercial drones is rapidly evolving and subject to regulatory frameworks around the world that are in various stages of development and sophistication. We have played a key role, as a leader in parachute safety systems, in the development of both the technology and regulations around safe UAS operations.

The global C-UAS market has been evolving rapidly, driven by the increasing proliferation of commercial and consumer drones, the growing use of unmanned systems in asymmetric conflicts, and heightened concerns around the protection of critical infrastructure, public events and military assets. In the past two years, we invested in research and development of our C-UAS technology and solutions to address these evolving operational and security requirements. We also recognized strong and increasing demand from defense end users for solutions that are modular, rapidly deployable, interoperable with existing command-and-control systems, and capable of detecting, identifying and mitigating a broad range of drone threats in complex and contested environments.

Below are some recent regulatory and commercial milestones that we have been involved in:

Regulatory Milestones

In October 2023, we announced that the Australian Civil Aviation Safety Agency authorized drones to operate over populated area and near people when using our safety systems, the first such authorization of its kind in Australia. The approval was obtained by our Australian regional partner, OVRL, whose tailored safety case and Specific Operations Risk Assessment, or SORA, application helped facilitate the landmark approval, which now paves the way for all organizations throughout Australia to benefit from similar operational approvals

In January 2024, we announced that we facilitated one of our customers in obtaining the first-ever light uncrewed aircraft system operator certificate, or LUC, in Denmark. The LUC is an organizational approval certificate granted by the EASA, which is an agency of the European Union with responsibility for civil aviation safety, that allows for cross-border operations throughout the European Union without additional approvals required, enabling flight operations to be self-authorized by the LUC holder anywhere throughout EASA member states. Additionally, the LUC holder may operate a variety of UAS platforms under one single approval, offering a quantum change in the efficiency of drone aerial services, while maintaining safe operating conditions. Our SafeAir parachute system was utilized throughout the LUC application process to enable a broader range of advanced flight permissions, including operations over people, considered to be a highly sought-after flight permission.

In November 2024 we announced that we received a Design Verification Report, or DVR, approval from EASA, for the SafeAir M-300 Pro and SafeAir M-350 Pro parachute safety kits. This approval added to our portfolio of previously granted approvals from the Federal Aviation Administration, or FAA, alongside additional territories. The EASA DVR confirms that our SafeAir M-300/ M-350 Pro parachute systems comply with key safety requirements, enabling drone operators to enhance their operational scope under the SORA process.

In January 2025, we announced today that we received official approval from the Israeli Defense Export Controls Agency (DECA) under the Israel Ministry of Defense for the marketing of the DefendAir C-UAS solution.

 In April 2025, we received a marketing approval from the Israeli Ministry of Defense’s DECA for the DropAir™ Precision Airdrop System, developed in collaboration with Heven Drones, a leading U.S. drone manufacturer with roots in Israel that specializes in custom autonomous UAS platforms. This authorization from DECA enabled us and Heven to actively market our joint DropAir-integrated solution to global clients across commercial, defense, and humanitarian sectors.

In August 2025, we announced that we received official marketing approval from the Israeli Ministry of Defense’s DECA for the DropAir™ Precision Airdrop System, integrated with advanced unmanned aerial platforms developed by Steadicopter Ltd., a leading innovator in the rotary unmanned aerial systems (RUAS) industry.

Commercial Milestones

In January 2025, we successfully launched a pilot program utilizing our DropAir precision airdrop system in a high-risk operational zone. The program, conducted in collaboration with a leading drone company, demonstrated the DropAir system’s ability to deliver critical blood transfusions rapidly and safely, significantly reducing the time needed to save lives in emergency situations.

In February 2025, we announced that a leading drone solutions provider, utilizing our safety technology, secured an FAA waiver to conduct BVLOS drone operations, which illustrated the critical role that our safety systems in enabling complex drone missions that push the boundaries of traditional operational limits.

In March 2025, we announced the expansion of a strategic partnership with ABOT, one of France’s largest drone distributors of advanced drone solutions for various industries, to expand the availability of its cutting-edge SafeAirTM parachute recovery systems in the French market. Under this collaboration, ABOT became an official reseller of our SafeAir products in France, with the two companies jointly launching a new brand, ABOT-PZ SafeAir, to align with local market preferences.

In July 2025, we completed a live demonstration of our DefendAir Personal Net Gun System to a select group of Israeli security and defense professionals. During the live field simulation, the DefendAir system demonstrated 100% interception success, effectively neutralizing every fast-incoming multirotor drone threat in real-time scenarios.

In September 2025, we successfully completed a field trial of its DefendAir Stationary Turret system with Israel’s homeland security authority. The trial demonstrated the system’s effectiveness in safeguarding critical infrastructure and sensitive facilities by sites using our patented net interception method mounted on a turrent.

In October 2025, we announced the signing of a significant purchase order with Airobotics Ltd., a premier provider of robotic automation solutions, for the delivery of our advanced safety systems. The purchase order is part of an ongoing collaboration between us and Airobotics, building on various previous orders, including or C-UAS solutions

In November 2025, we received a significant purchase order for our DefendAir anti-drone defense systems from a Dutch distributor, one of Europe’s largest integrators that serves as a leading supplier of defense and homeland security (HLS) applications.

In December 2025, we successfully demonstrated our DefendAir C-UAS system at a high-profile event organized by the International Defense Cooperation Directorate (SIBAT) at the Israel Ministry of Defense’s (IMOD) demonstration facility in Israel. The demonstration showcased our DefendAir technology to a delegation of more than 45 senior officers and officials, representing all 16 constituent states that form the Federal Republic of Germany, highlighting our growing leadership in providing cutting-edge drone defense solutions to European law enforcement.

In December 2025, we signed a distribution agreement with a leading Western European distributor specializing in advanced defense systems and force training solutions, which grants the distributor exclusive rights to distribute our DefendAir C-UAS across multiple Western European countries. The distributor is a well-established player with extensive experience in distribution, integrating advanced defense systems, and providing specialized training for NATO forces.

In January 2026, we successfully completed a live demonstration of the DefendAir C-UAS platform on European soil, which was held in partnership with a premier Western European distributor and drew approximately 40 senior military officers from multiple NATO member states.

In January 2026, we entered into a reseller agreement with Lella Kentonis Investment Co. Limited, or Lella Kentonis, a specialist in homeland security equipment. Lella Kentonis was appointed as our reseller in Cyprus, granting rights to distribute and integrate our product lines into the Cypriot defense and homeland security market.

In January 2026, we entered into an additional reseller agreement with a prominent Western European partner, marking another step in our strategic expansion throughout Europe, particularly within major NATO-aligned defense markets.

In January 2026, we announced the receipt of the first purchase order from a main Israeli defense entity for the DefendAir solution.

In February 2026, we announced the receipt of an additional order from a second branch at an Israeli defense entity for the DefendAir solution. The order included:

●	Specialized Launchers: High-precision net-launchers designed for rapid deployment in urban and field environments, enabling soft-kill interception of hostile drones with minimal collateral damage.

●	Interception Pods: net-pods compatible with handheld, stationary, and drone-mounted configurations, providing layered defense for troops, convoys, and critical infrastructure.

●	Training Package: A comprehensive suite of simulation-based and live-fire training modules to ensure operational readiness, including system integration, maintenance, and tactical deployment scenarios.

In March 2026, we announced the receipt of a new purchase order from an Israeli defense entity for the DefendAir solution. The order included the delivery of an evaluation kit including DefendAir’s net pods live exercise and training to support rapid operational deployment and maximize readiness.

Sales and Marketing Strategy

Our sales and marketing strategy is focused on increasing brand awareness, supporting market education, and generating demand across our solutions in the defense and commercial markets. Our approach emphasizes consistent engagement with customers, partners, and industry stakeholders, with the objective of positioning us as a provider of specialized, mission-critical solutions within the C-UAS and unmanned aviation markets.

Marketing activities are executed through a structured, year-round program that combines digital content, public communications, and direct market engagement. These activities include the regular publication of educational and informational content, ongoing public relations efforts, and sustained presence across professional and social media platforms. We also participate in industry exhibitions, roadshows, and demonstrations to engage directly with customers, partners, and decision-makers.

In addition, we invest in maintaining and updating its brand assets and marketing infrastructure, including corporate messaging, digital platforms, and sales enablement materials. These efforts are intended to support distributor and partner activities, reinforce brand consistency, and improve the effectiveness of customer engagement across regions.

We evaluate our marketing activities using internal performance indicators designed to monitor engagement, lead development, and contribution to the sales pipeline. This integrated approach is intended to support long-term brand positioning, partner enablement, and sustainable growth across its target markets.

Competition and Competitive Landscape

The C-UAS market is highly fragmented and characterized by a wide range of solution types, technology maturity levels, and go-to-market approaches. Based on internal market analysis, competitors generally fall into three primary categories: (i) tactical point solutions, (ii) interceptor-based or net-capture systems, and (iii) full-stack, integrated C-UAS platforms.

A number of competitors offer tactical net-based or handheld interception tools designed primarily for short-range or point defense use. These solutions are typically lower cost and simpler to deploy but are often limited in range, scalability, and integration into broader C-UAS architectures. Such products are generally optimized for narrow threat profiles, including small or slow drones, and may lack the operational flexibility or system-level integration required for larger defense or infrastructure protection programs.

Other competitors focus on interceptor-drone–based systems, in which an autonomous drone is used to pursue and capture hostile drones, often using a net-based mechanism. These systems may offer controlled capture and recovery capabilities but typically rely on airborne interception platforms, which can introduce operational complexity, higher costs, and dependency on supporting detection, command-and-control, and airspace management infrastructure. Many of these offerings are early-stage or limited in production scale and field history.

At the higher end of the market, several competitors provide full-stack C-UAS solutions that combine proprietary sensors, command-and-control software, and kinetic or non-kinetic interceptors. These systems are often marketed as comprehensive airspace defense platforms and may offer broad coverage and integration. However, such solutions are typically associated with higher acquisition and lifecycle costs, longer deployment timelines, and increased complexity, which may limit their suitability for certain customers or use cases, particularly those requiring rapid deployment or localized protection.

Based on our internal competitive assessment, we operate in an intermediate segment of the market, positioned between single-purpose tactical tools and large, fully integrated C-UAS systems. Our DefendAir solutions are designed to provide a controlled, close-range kinetic interception capability that can function as a stand-alone point defense solution or be integrated into multi-layered C-UAS architectures. This positioning is intended to address operational requirements that are not fully met by low-end tactical tools or high-cost, system-level platforms.

Competition in this market is influenced by factors including technological performance, operational suitability, cost, ease of integration, regulatory constraints, export controls, and customer procurement preferences. We expect competition to remain intense as drone threats evolve and as both established defense contractors and emerging technology providers continue to invest in C-UAS solutions.

Research and Development and Future Applications

We devote substantial resources to research and development with the objective of developing new products and technologies and reducing unit costs of our products. Our development strategy is to identify products for material, hardware and software that enhance and improve the performance of our solutions for our customers. We measure the effectiveness of our research and development by metrics, including product unit cost, efficiency, reliability, optical performance, customer adoption and customer surveys.

We are actively advancing our research and development pipeline to address the evolving global threats posed by UASs, particularly the proliferation of FPV “suicide” drones. Our future growth strategy is centered on the following key development pillars:

1.	Personnel Protection Systems: We are developing a compact, personal net-launching system designed for soldier protection. This modular solution is engineered to be wearable on tactical vests or mounted as an add-on on personal firearms, providing a critical “last-meters” kinetic defense against low-altitude FPV threats.

2.	Perimeter Defense & Armored Vehicle: Leveraging our proprietary net-pod technology, we are engineering specialized systems for the protection of high-value assets and Armored Fighting Vehicles (AFVs), including tanks and APCs. We believe this represents a significant market opportunity, addressing a critical vulnerability gap in modern maneuver warfare where traditional defenses struggle against small, agile loitering munitions.

3.	Non-Explosive Tactical Defense System: We are developing a comprehensive, short-range tactical defense system (effective up to several hundred meters). By utilizing a mechanical net-deployment mechanism rather than traditional ballistics or explosives, this system offers a low-cost, low-collateral-damage solution ideal for sensitive civilian environments, critical infrastructure, and military protection.

4.	Interceptor Drone Integration: We are expanding our strategic collaborations with international drone manufacturers and partners to integrate our net-pod launchers onto third-party interceptor drones. This capability provides a highly effective, reusable interception method suitable for both military and Homeland Security (HLS) scenarios.

5.	Air Dropped Logistics System - DropAir: Building upon our success with the Israel Ministry of Defense and the IDF Medical Corps—where our system was pioneered for the precision delivery of fresh blood transfusions to the battlefield—we are evolving the DropAir platform. Our goal is to create a platform-agnostic, “plug-and-play” logistical drop system. This will allow commercial and military operators to rapidly convert existing UAV fleets into precision delivery assets for medical supplies and critical equipment.

Israeli-Based Development and Manufacturing

We conduct our product development, system engineering, and final assembly operations in Israel. These activities are supported by an established aerospace, defense, and technology infrastructure, including a skilled engineering workforce and a mature local supply chain.

Locating development and manufacturing activities in Israel enables us to maintain direct oversight of design, testing, and production processes, supporting quality control and efficient coordination across engineering and manufacturing functions. Our operating environment facilitates iterative development and integration of new capabilities based on operational requirements and customer feedback.

We also engage with domestic defense contractors and international aerospace partners in connection with system development, integration, and validation activities. This operating model supports our ability to address both commercial and defense market requirements.

Through this structure, we support our global customer base while continuing to invest in product development, regulatory engagement, and the delivery of unmanned aviation technologies for commercial, defense, and security applications.

Government Regulation

The use of UAS is heavily regulated and, as is often the case with developing technologies, the design, manufacture, and operation of UAS are subject to extensive regulation by aviation, telecommunications, national security, and privacy authorities in the jurisdictions in which we operate. Regulatory frameworks governing drones continue to evolve rapidly as governments seek to integrate unmanned aircraft into national airspace systems while ensuring public safety, national security, and privacy protections.The regulation of the operation and flight of UAS around the world is lagging behind the industry’s technological capabilities. Many countries and governments, such as the United States and the European Union, have developed regulations that prohibit the use of UAS in urban or populated environments, except in specific scenarios and/or with appropriate air and ground risk mitigation measures, including the use of parachutes.

Our operations are subject to extensive and evolving laws and regulations in the jurisdictions in which we operate, particularly those relating to defense and security technologies, UASs, C-UAS technologies, export controls, cybersecurity, and government procurement. These regulations may affect the development, manufacture, marketing, sale, export and deployment of our products and technologies.

Defense and Security Regulations

 Because certain of our products and technologies may be used for defense, homeland security, or law enforcement purposes, our business is subject to regulations governing the development, testing, production, marketing and sale of defense-related technologies. These regulations may include licensing, registration, classification, and oversight by national defense or security authorities in the countries where we operate.

In many jurisdictions, companies engaged in the development or supply of defense-related technologies are required to obtain approvals or licenses from relevant governmental authorities before engaging in certain activities, including manufacturing, marketing or exporting controlled technologies. Compliance with these regulations may impose administrative, operational and reporting obligations on our business.

United States

U.S. government agencies, including the Defense Contract Audit Agency and the Defense Contract Management Agency, routinely audit government contractors. These agencies review the performance of companies under contracts, cost structure and compliance with applicable laws, regulations and standards, as well as the adequacy of and such companies’ compliance with its internal control systems and policies.

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

Israel

We may be subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our products, technology, operations and markets. In Israel, the drone sector is regulated principally by the Civil Aviation Authority of Israel under the Israeli aviation regime, together with operational restrictions published through the national aeronautical information system. At the policy level, Israel continues to develop its broader unmanned-aircraft regime against a backdrop of both commercial enablement and security concerns. Public Israeli materials indicate ongoing regulatory attention to drone registration, pilot licensing and integration of drones into the national airspace system, while state oversight bodies have also noted the importance of completing the regulatory framework for effective enforcement and safer integration.

Export Controls and International Trade Regulations

Many of our products, components and technologies are subject to export control and trade compliance laws and regulations in the jurisdictions where they are developed or manufactured. These regulations may restrict or require licenses for the export, re-export or transfer of certain hardware, software, technical data or services to foreign countries, governments or persons.

In particular, we are subject to Israeli defense-related export controls. The marketing and export of defense related equipment, services, ‘know-how’ are subject to the Israeli Defense Export Control Agency within the Israeli Ministry of Defense, or DECA, regulation under the Defense Export Control Law, 5766-2007, or the Export Control Law and, collectively, Israeli Trade Control Laws, which impact our operations, for example by limiting our ability to sell, export, or otherwise transfer our products or technology, or to release controlled technology to non-Israeli companies.

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

In addition, under the Export Control Law, the Israeli Ministry of Defense and DECA have various audit and supervision powers to ensure compliance with the Export Control Law, to which violations are subject to criminal and administrative penalties. We are also required to submit periodic reports to DECA, and to maintain and retain records as to the information and documents pertaining to defense export transactions conducted.

The failure to satisfy the requirements under the Israeli Trade Control Laws, including the failure or inability to obtain necessary licenses or qualify for license exceptions, could delay or prevent the development, production, export, import, and/or in-country transfer of products and technology.

In addition, exports of certain aerospace, defense and C-UAS technologies may be regulated under export control regimes such as:

●	the International Traffic in Arms Regulations (ITAR) and the Export Administration Regulations (EAR) in the United States;

●	European Union dual-use export control regulations;

●	Israeli defense export control regulations administered by the Defense Export Controls Agency (DECA); and

●	similar regulatory frameworks in other jurisdictions.

These regulations may require us to obtain export licenses or other governmental approvals prior to exporting certain products or technical data. Failure to comply with export control laws could result in civil or criminal penalties, fines, loss of export privileges, or other sanctions.

Regulations Relating to Unmanned Aerial Systems and C-UAS Technologies

The use of unmanned aerial systems and technologies designed to detect, track, identify, or mitigate unauthorized drones is subject to a developing regulatory framework in many jurisdictions. Governments and regulatory authorities have adopted or are considering rules governing the operation of UAS, the protection of critical infrastructure and airspace, and the lawful deployment of C-UAS technologies.

In certain jurisdictions, the deployment of C-UAS technologies, including systems designed to detect, track, disrupt, or mitigate unauthorized drones, may be restricted to governmental, military, or authorized security entities. Such regulations may limit the types of customers that may procure or deploy our products and may require governmental approvals or certifications prior to deployment.

Regulatory frameworks relating to UAS and C-UAS technologies continue to evolve, including rules governing airspace management, radio frequency use, and the permissible methods of drone mitigation. Changes in these regulations may affect the markets in which our products may be sold or deployed.

Government Procurement Regulations

A portion of our business may involve sales to governmental entities or contractors supporting governmental programs. These activities may subject us to procurement laws and regulations applicable to government contractors, including requirements relating to bidding procedures, contract performance, reporting obligations, and compliance with ethical standards.

Government contracts may also contain provisions relating to termination rights, audits, cost allowability, and other compliance requirements. Failure to comply with applicable procurement regulations could result in penalties, contract termination, or suspension or debarment from government contracting.

Hazardous Materials Regulation

Our research, development, testing and manufacturing activities may involve the use, storage and handling of hazardous materials, chemicals and electronic components that are subject to various environmental, health and safety laws and regulations in the jurisdictions in which we operate. These regulations govern, among other things, the use, storage, transport and disposal of hazardous substances and waste, as well as workplace exposure and safety requirements. Compliance with these laws and regulations may require us to obtain permits, maintain specialized facilities, implement safety procedures, and incur costs associated with the safe handling and disposal of such materials. Failure to comply with applicable environmental, health or safety regulations could result in fines, penalties, suspension of operations or other enforcement actions.

Compliance

We have designed and maintain compliance programs and internal controls that are intended to promote adherence to applicable regulatory requirements. However, the regulatory frameworks governing defense technologies, unmanned aerial systems, and C-UAS capabilities are complex and subject to change, and compliance may involve significant costs and administrative burdens.

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

Our patent portfolio consists of an aggregate of twenty three (23) patents and patent applications, as detailed in the following table.

Luzzatto Ref.	Country	Effective Date	Application No. Patent No.	Status	Title	Type
31225/CA/13-CIP	Canada	2020/09/16	3,151,165	Await	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/CN/13	China	2014/10/22	201480058600.1 ZL 201480058600.1	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/DE/13-EP	Germany	2014/10/22	14855086.6 60 2014 083 159.1	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/EP/13	European Patent Office	2014/10/22	14855086.6 3060477	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/EP/13-CIP	European Patent Office	2020/09/16	20865241.2	Pend	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/FR/13-EP	France	2014/10/22	14855086.6 EP3060477	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/GB/13-EP	Great Britain	2014/10/22	14855086.6 EP3060477	Granted	OBJECT TO BE PARACHUTED AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/HK/13	Hong Kong	2014/10/22	16113519.7 HK1225359	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/IL/13-CIP-np2	Israel	2020/09/16	291438	Pend	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/IN/13-CIP	India	2020/09/16	202227020577	Pend	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/IN/13-CIP2	India	2023/03/19	202417078495	Await	DAMAGE MITIGATING APPARATUS AND METHOD	Patent
31225/mis/13	Israel	2013/10/24	229068	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/SG/13-CIP2	Singapore	2023/03/19	11202406524W	Pend	DAMAGE MITIGATING APPARATUS AND METHOD	Patent

31225/SG/13-CIP-DIV1	Singapore	2020/09/16	10202402312Y	Await	DAMAGE MITIGATING FOR AN AERIAL VEHICLE HAVING A DEPLOYABLE PARACHUTE	Patent
31225/US/13	USA	2014/10/22	15/030,533 10,421,552	Granted	APPARATUS AND METHOD FOR RAPID DEPLOYMENT OF A PARACHUTE	Patent
31225/US/13-CIP	USA	2014/10/22	16/576,882 11,286,053	Granted	DAMAGE MITIGATING APPARATUS OPERABLE BY PRESSURIZED DEPLOYMENT OF A FABRIC	Patent
31225/US/13-CIP2	USA	22/10/2014	17/700,335	Granted	AERIAL VEHICLE BASED DAMAGE AVOIDANCE SYSTEM INCLUDING SAFETY APPARATUS FOR MITIGATING DAMAGE TO NEARBY BYSTANDERS OR VEHICLES	Patent
31225/US/13-CIP2-CON	USA	2014/10/22	19/056,111	Pend	AERIAL VEHICLE BASED DAMAGE AVOIDANCE SYSTEM INCLUDING SAFETY APPARATUS FOR MITIGATING DAMAGE TO NEARBY BYSTANDERS OR VEHICLES	Patent
34686/IL/16-ORP	Israel	2017/03/22	251342	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/JP/16	Japan	2018/03/15	2019-551441 7097905	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/SG/16	Singapore	2018/03/15	11201908488W	Granted	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/US/16-CIP	USA	2018/03/15	18/527,975	Await	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
34686/WO/16-CIP	WO	2023/12/04	PCT/IL2024/051150	Pend	METHOD AND SYSTEM FOR DECELERATING AND REDIRECTING AN AIRBORNE PLATFORM	Patent
48191/tCA/24-MAP	CA	2024/05/15	2336557	Pend	PARAZERO LTD	TRADEMARK
48191/tCN/24-MAP	CN	2024/05/15	1798373	Pend	PARAZERO LTD	TRADEMARK
48191/tCTM/24-MAP	CTM	2024/05/15	1798373	Pend	PARAZERO LTD	TRADEMARK
48191/tGB/24-MAP	GB	2024/05/15	WO0000001798373	Granted	PARAZERO LTD	TRADEMARK
48191/tIL/24	IL	2024/05/02	373519	Granted	PARAZERO LTD	TRADEMARK
48191/tMAP/24	MAP	2024/05/15	1798373	Granted	PARAZERO LTD	TRADEMARK
48191/tUS/24-MAP	US	2024/05/15		Pend	PARAZERO LTD	TRADEMARK

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

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our corporate headquarters, which includes our offices and research and development facility, is located at 1 HaTahana Street, Menivim Tower, Kfar Saba 4453001 Israel, where we occupy approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. On February 1, 2024, we entered into a three year lease agreement that commenced on March 15, 2024. Our monthly aggregate rental payment is NIS 75,800 (approximately $24,450) plus VAT at the applicable rate required under Israeli law. At the end of the term, we have an option to extend the lease for an additional three years.

We consider that our new office space will be sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3.D Risk Factors” elsewhere in this Annual Report. Our discussion and analysis for the two years ended December 31, 2024 can be found in our annual report on Form 20-F as filed with the SEC on March 21, 2025 (File No. 001-41760).

Overview

For more information regarding our business and operations, see the section entitled “Business Overview” above.

Recent Offerings

Registered Direct Offering – February 2025

On February 13, 2025, we closed a registered direct offering, or the February 2025 RDO, with investors for the purchase and sale of (i) 2,518,182 of our ordinary shares and (ii) pre-funded warrants to purchase up to 300,000 ordinary shares at a purchase price of $1.10 per ordinary share and $1.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds to us from the February 2025 RDO were approximately $3.1 million.

As of the date hereof, the pre-funded warrants issued in the February 2025 RDO have been exercised in full into 300,000 ordinary shares. In connection with the February 2025 RDO, we paid an aggregate of $232,500 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $55,000.

Registered Direct Offering – August 2025

On August 4, 2025, we closed a registered direct offering, or the August 2025 RDO, with investors for the purchase and sale of (i) 1,700,001 of our ordinary shares and (ii) pre-funded warrants to purchase up to 300,000 ordinary shares at a purchase price of $1.10 per ordinary share and $1.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds from the August 2025 RDO were approximately $2.2 million.

As of the date hereof, 300,000 pre-funded warrants issued in the August 2025 RDO have been exercised in full into 300,000 ordinary shares. In connection with the August 2025 RDO, we paid an aggregate of $100,000 in financial advisory fees.

Registered Direct Offering – January 5 2026

On January 5, 2026, we closed a registered direct offering, or the First January 2026 RDO, with investors for the purchase and sale of (i) 850,000 of our ordinary shares and (ii) pre-funded warrants to purchase up to 650,000 ordinary shares at a purchase price of $1 per ordinary share and $0.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds from the First January 2026 RDO were approximately $1.5 million.

As of the date hereof, 650,000 pre-funded warrants issued in the First January 2026 RDO have been exercised in full into 650,000 ordinary shares. In connection with the First January 2026 RDO, we paid an aggregate of $100,000 in financial advisory fees.

Registered Direct Offering – January 12 2026

On January 12, 2026, we closed a registered direct offering, or the Second January 2026 RDO, with investors for the purchase and sale of (i)1,000,000 of our ordinary shares and (ii) pre-funded warrants to purchase up to 1,000,000 ordinary shares at a purchase price of $1 per ordinary share and $0.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds from the Second January 2026 RDO were approximately $2.0 million.

As of the date hereof, 1,000,000 pre-funded warrants issued in the Second January 2026 RDO have been exercised in full into 1,000,000 ordinary shares. In connection with the Second January 2026 RDO, we paid an aggregate of $150,000 in financial advisory fees.

Registered Direct Offering – March 2026

On March 24, 2026, we closed a registered direct offering, or the March 2026 RDO, with investors for the purchase and sale of (i) 1,208,333 of our ordinary shares and (ii) pre-funded warrants to purchase up to 4,125,000 ordinary shares at a purchase price of $0.75 per ordinary share and $0.74999 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds to us from the March 2026 RDO were approximately $4.0 million.

As of the date hereof, pre-funded warrants to purchase 85,000 ordinary shares issued in the March 2026 RDO have been exercised on a cashless basis into 85,000 ordinary shares. As of the date hereof, pre-funded warrants to purchase 4,040,000 ordinary shares issued in the March 2026 RDO remain unexercised and outstanding. In connection with the March 2026 RDO, we paid an aggregate of $280,000 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $50,000.

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

The Company’s revenues consist of sales of drone safety systems and C-UAS net-launching platforms with a one-year warranty, directly to customers via direct sales to system manufactures, resellers and an online store. The payment terms are usually an advance payment through a credit card or a bank wire or 30 to 60 days credit upon delivery of the product for certain existing clients.

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

With the commencement of development and customization contracts during year ended December 31, 2025, in which the performance obligation is satisfied over time, the Company measures the progress of the project using the input method based on the company’s efforts to satisfy the performance obligation.

Cost of Sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, salary and related. It also consists of write down charges of obsolete inventory items, warranty on product sold and royalties to the IIA on sales.

The Government of Israel, through the IIA, encourages research and development projects by providing grants. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA. Our research and development efforts relating to our product have been financed in part through royalty-bearing grants in an aggregate amount of approximately $738,000 received from the IIA, as of December 31, 2025, none of which were received during the year ended December 31, 2025. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of approximately $572,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed in whole or in part using these IIA grants. For information regarding our obligations in connection with the grants received from the IIA under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, see “Government Grants and Related Royalties” below.

Operating expenses

Our current operating expenses consist of three components: (i) research and development expenses; (ii) sales and marketing expenses and (iii) general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries including benefits.

Research and development expenses

Research and development, or R&D, expenses consist primarily of labor costs, subcontractors, material and costs associated with patent-related expenses. Costs are expensed as they are incurred.

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

As a public company whose ordinary shares are listed in the United States, we incur significant expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance income and expenses

Finance income consists of interest received on short term deposits and finance expenses consist of changes in the fair value of convertible notes, changes in fair value of derivative warrant liability, and other finance expenses and income which mainly included currency exchange rate differences and bank charges.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2025, our net operating loss carryforwards for tax purposes were approximately $27.6 million. We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Below is a summary of our results of operations for the periods indicated:

	Year Ended December 31,
(in USD, except share and per share data)	2025	2024
Statements of Operations Data:
Sales	1,046,664	932,154
Cost of sales	(996,701)	(873,861)
Gross profit	49,963	58,293
Research and development expenses	(2,338,221)	(2,143,353)
Sales and marketing expenses	(1,618,187)	(1,081,003)
General and administrative expenses	(3,640,967)	(2,400,000)
Operating loss	(7,547,412)	(5,566,063)
Change in fair value of derivative warrant liabilities	1,918,203	(5,688,891)
Other finance income, net	217,046	200,724
Net loss and comprehensive loss	(5,412,163)	(11,054,230)
Basic and diluted loss per share	(0.31)	(0.99)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	17,473,499	11,129,978

Sales

Sales increased by $114,510, or 12.3%, to $1,046,664 for the year ended December 31, 2025, compared to $932,154 for the year ended December 31, 2024. This increase was mainly attributed to the company shifting towards sales of newly developed products, mainly in the defense sector, and original equipment manufacturer integrations that contributed to a higher volume of sales.

Cost of sales

Cost of sales increased by $122,840 or 14.1%, to $996,701 for the year ended December 31, 2025, compared to $873,861 for the year ended December 31, 2024. The increase was mainly due to the increase of an inventory write-off of $194,344 during the year ended December 31, 2025

Research and development expenses

Research and development expenses increased by $194,868, or 9.1%, to $2,338,221 for the year ended December 31, 2025, compared to $2,143,353 for the year ended December 31, 2024. The increase resulted mainly from labor costs due to the increased number of employees and consultants’ costs in the amount of $154,840.

Sales and marketing expenses

Sales and marketing expenses increased by $537,184, or 49.7%, to $1,618,187 for the year ended December 31, 2025, compared to $1,081,003 for the year ended December 31, 2024. The increase resulted mainly from labor costs of $159,959, marketing and promotion services of $197,161 accompanied by an increase in travel and conferences participation costs of $82,825.

General and administrative expenses

General and administrative expenses increased by $1,240,967 or 51.7%, to $3,640,967 for the year ended December 31, 2025, compared to $2,400,000 for the year ended December 31, 2024. The increase resulted mainly from non-cash expenses of $1,086,247 related to grants pursuant to our equity incentive plan.

Changes of fair value of derivative warrant liability

In connection with our private placement in October 2023, we issued warrants that are classified as liabilities and were measured at fair value upon issuance and revalued as of December 31, 2025. Non-cash incomes of $1,918,203 were recorded as the change in fair value for the year ended December 31, 2025 reflecting the change in the fair value of the outstanding warrants and warrants that were exercised during 2025.

Other finance income, net

Other finance income, net for the year ended December 31, 2025, was $217,046 out of which $246,301 was interest income on short term deposits, partly offset by bank fees and other non-cash expenses of $29,255, compared to finance income, net of $200,724 for the year ended December 31, 2024, out of which $243,618 was interest income on short term deposits, partly offset by bank fees and other non-cash expenses of $42,894.

Net loss and comprehensive loss

Net loss and comprehensive loss decreased by $5,642,067, or 51%, to $5,412,163 for the year ended December 31, 2025, compared to a net loss of $11,054,230 for the year ended December 31, 2024. The decrease was the result of changes in fair value of derivative warrant liabilities, set off by an increase in expenses related to grants pursuant to our equity incentive plan along with an increase of operating expenses, as described above.

B. Liquidity and Capital Resources

We are in our early commercialization stage and do not generate significant revenue in this stage. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuances of our equity securities in public and private offerings, including in our initial public offering in July 2023, our private placement in October 2023, our registered direct offerings in February 2025, August 2025 and January 2026, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of December 31, 2025, we had approximately $4.2 million in cash, cash equivalents and short-term deposits.

We expect that our existing cash and cash equivalents as of December 31, 2025, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months.

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

The table below presents our cash flows for the periods indicated:

	Year Ended December 31,
(in USD, except share data)	2025	2024
Operating activities:	(5,804,052)	(4,889,222)
Investing activities	(2,040,524)	(148,739)
Financing activities	5,812,785	1,820,001
Net increase (decrease) in cash and cash equivalents	(2,019,553)	(3,249,539)

Operating Activities

Net cash used in operating activities of $5,804,052 for the year ended December 31, 2025. Net cash used in operating activities of $4,889,222 for the year ended December 31, 2024. The increase in the negative cash flow is consistent with the increase in the operational loss for the period compared

Investing Activities

Net cash used in investing activities increased by $1,891,785 to $2,040,524 for the year ended December 31, 2025, compared to $148,739 for the year ended December 31, 2025. With respect to the increase, $2,000,000 was invested in short term bank deposits and $27,804 was used to purchase computers, general equipment and office equipment and $12,720 used to increase existing long-term restricted deposit, pledged as security in respect of guarantees granted by the bank to the Company’s landlords pursuant to the Company’s new lease agreement for its corporate offices and headquarters

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2025 was $5,812,785, which consisted of funds received from issuance of ordinary shares and pre-funded warrants, net of issuance costs in registered direct offerings completed in February 2025 and August 2025, in an aggregate amount net of issuance costs of $4,553,992 and proceeds from exercise of series A warrants of $1,258,793 issued in our private placement in October 2023. Net cash provided by financing activities of $1,820,001 for the year ended December 31, 2024, consisted of exercise of warrants A series of $1,820,001 issued in our private placement in October 2023.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Comparison of the year ended December 31, 2025 to the year ended December 31, 2025 - Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospectus—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2025 for additional information regarding these and our other significant accounting policies.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 25, 2026:

Name	Age	Position
Ariel Alon	54	Chief Executive Officer
Regev Livne	45	Chief Financial Officer
Alon Yasovsky*	50	Vice President of Research and Development
Bat-Sheva Noy	48	Vice President of Global Sales
Amitay Weiss	64	Chairman of the Board of Directors, Class I Director
Natan Israeli(1)	54	Class I Director
Tali Dinar(1)(2)(3)	55	Class II Director
Moshe Revach(1)(2)(3)	50	Class III Director
Yigal Shtief(1)(2)(3)	73	Class III Director

(1)	Independent director under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

*	On February 11, 2026, Mr. Yasovsky provided notice of his intention to step down from his role as the Vice President of Research and Development of the Company, to be effective on April 12, 2026.

Ariel Alon, Chief Executive Officer

Mr. Alon has served as our Chief Executive Officer since July 2025. Mr. Alon is an experienced executive with a proven track record of leading and managing high-performing local and global business teams across multiple sectors, including unmanned aircraft systems, finance, high-tech, defense, government ministries, and distribution companies in Israel, the U.S., EMEA, and APAC. Since 2023, Mr. Alon has served as the chief sales officer of Aerodrome Group and the chief executive officer of its subsidiary, Aerodrome LTD. This aerial intelligence company is transforming the way organizations utilize data collected through drones and UAVs, where he led and managed all aspects of the company’s operations. Additionally, from 2020 to 2023, Mr. Alon held the position of vice president of sales and general manager for Israel at Voyager Labs, an AI cybersecurity company, where he directed the company’s sales strategies, business development initiatives, marketing efforts, complex projects, and significant tenders. From 2019 to 2020, Mr. Alon was the Israeli country manager for Atos (EPA: ATO), a multinational information technology service and consulting company, where he managed all Israeli operations and facilitated the expansion of global operations through innovative solutions developed in Israel. Before these positions, Mr. Alon held various senior business development and sales roles at several defense, cybersecurity, and technology companies, including Elbit Systems (NASDAQ: ESLT) and Rafael Advanced Defense Systems. Mr. Alon earned a B.A. in business administration and an M.B.A. in finance and marketing, from the Ruppin Academic Center in Israel.

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

Alon Yasovsky, Vice President of Research and Development

Mr. Yasovsky has served as our Vice President of Research and Development since December 2025. Mr. Yasovsky is an experienced executive with over 20 years of hands-on experience in R&D leadership, where he has driven innovation across electro-optics, machine vision, embedded systems, and medical devices, spanning both global tech giants and deep-tech startups, and led multidisciplinary teams from concept through mass production. From 2022 to 2024, Mr. Yasovsky served as an Open Innovation at Samsung Electronics in Israel where he introduced new products and solutions to enhance the company’s competitive edge in the tech market and managed collaboration processes with partners, ensuring successful implementation of innovative technologies. In addition, from 2020 to 2024, Mr. Yasovsky served as an Evaluator for the Israeli Innovation Authority where he evaluated high-impact investments in R&D and vision systems, guided companies in scaling their R&D efforts and assisted early-stage and mid-sized businesses with go-to-market strategies, enhancing their project management capabilities. Prior to these roles, Mr. Yasovsky served as the CEO and Co-Founder of SensoGenic Ltd. and also held R&D leadership roles at Kornit Digital Ltd. (Nasdaq: KRNT), Intel Corporation (Nasdaq: INTC), Apple (Nasdaq: AAPL), PrimeSense (prior to its acquisition by Apple) and Elbit Systems Ltd. (Nasdaq: ESLT). Mr. Yasovsky earned a B.Sc. in electrical and electronic engineering from Tel Aviv University (Israel) and received a certificate from the U.S.-Israel Innovation Bridge Leadership Executives Program at The Paul Merage School of Business at the University of California, Irvine.

Bat-Sheva Noy, Vice President of Global Sales

Ms. Noy has served as our Vice President of Global Sales since March 2026. Ms. Noy is an experienced executive with over 20 years of experience, bringing deep expertise in strategic planning, market access and cross-functional team leadership. From 2020 to 2025, Ms. Noy served as the business unit lead for rare diseases at Pfizer Israel, a subsidiary of Pfizer Inc. (NYSE: PFE), where she was responsible for strategy, team development and business performance and drove cross-functional initiatives and organizational growth. From 2017 to 2019, Ms. Noy served as the sales and marketing lead at Pfizer Israel where she led national sales and marketing operations for the cardiovascular portfolio, achieving global #1 performance and developed strategic brand plans based on market insights and strengthened collaborations with external stakeholders. Prior to these roles, Ms. Noy served in various sales and manager roles at Pfizer Israel from 2004 to 2017, and prior that, from 2002 to 2004, Ms. Noy was a sales representative at GSK Israel. Ms. Noy holds an LL.B. in Law from The Academic Centre of Law and Science (Israel), and a B.Sc. in Chemistry & Biology from Tel Aviv University (Israel). She also served as an Optical Systems Instructor in the Israel Defense Force’s electro-optics unit.

Amitay Weiss, Chairman of the Board of Directors, Class I Director

Mr. Weiss has served as the Chairman of our board of directors since August 2023 and as a member of our Board since February 2022. He has extensive experience as a chairman, director and senior executive of publicly traded companies listed on Nasdaq, the Tel Aviv Stock Exchange and other markets. Mr. Weiss currently serves as President and Chairman of SciSparc Ltd. (Nasdaq: SPRC), having served as Chairman since January 2022 and President since October 2025, and previously as Chief Executive Officer and director from August 2020 to January 2022. He is also Chairman of the Board of Directors of Charging Robotics Inc (OTC: CHEV), a position he has held since January 2022. Since 2019, he has also been the Chairman of the Board of Directors of Clearmind Medicine Inc. (Nasdaq: CMND). Mr. Weiss has served as Chairman of the Board of Nexentis Technologies Inc. (Nasdaq: NXTS) since May 2021 and as a director since August 2020, and as Chairman of the Board of Maris-Tech Ltd. (Nasdaq: MTEK) since March 2023, having served as a director since February 2022. He is also a director of Jeff Brands Ltd. (Nasdaq: JFBR) since August 2022 and Soltera Ltd. (formerly i-Ai Systems Ltd.) since September 2022 (except for November and December 2024). Mr. Weiss has also served as a member of the board of director of Viewbix Inc. (Nasdaq: VBIX) since September 2022. In addition, Mr. Weiss has served as an external director of Risdor Development Ltd. (TASE) since September 2025 and as a director of Tomer Ltd., an Israeli government-owned defense technology company, since 2024. Mr. Weiss also serves as Chairman of the Board of Laminerra Ltd. (formerly ABI Energy Ltd.), a private energy company, since November 2021, and as Chief Executive Officer and a director of Tzemach Investment House Ltd., a private investment firm, since July 2021. During the past five years, Mr. Weiss has held a number of additional senior roles in public companies, including as Chief Executive Officer of Gix Internet Ltd. (formerly Algomizer Ltd.) in September 2022 and as a director from March 2019 to September 2022, as Chairman of the Board of Infimer Ltd. from July 2021 through November 2024, as Chairman of the Board of Internet Zahav Ltd. from February 2021 through February 2024, and as Chairman of the Board of Automax Motors Ltd. from March 2021 through October 2025, having also served as a director since March 2021. He also served as Chairman of the Board of Safee Technologies Ltd., a private NFT technology company, from September 2021 through December 2024, as a director of Perihelion Capital Ltd. (TSXV: PCL) from June 2021 through September 2023, and as an external director of Cofix Group Ltd. (TASE: CFCS) from August 2015 through August 2024. Since April 2016, Mr. Weiss has served as Chief Executive Officer of Amitai Weiss Management Ltd., an economic consulting and financial advisory firm. Mr. Weiss holds a B.A. in Economics, an M.B.A. in Finance and Capital Markets, and an LL.B. from Ono Academic College, Israel.

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

Tali Dinar, Class II Director

Ms. Dinar has served as our director since February 2022. Ms. Dinar also serves as the chief financial officer of Charging Robotics Inc. (OTC: CHEV) since September 2025 and previously served as a member of the board of directors of Charging Robotics Inc. between April 7, 2023 until September 8, 2025. Ms. Dinar previously served as Chief Financial Officer of Xylo Technologies Ltd., the Company’s former parent company from 2021 to 2025. Ms. Dinar also served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. Mrs. Dinar also currently serves as a member of the board of directors of Jeffs’ Brands, beginning September 30, 2021 and Charging Robotics Ltd. since November 2021. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. Between 2019 and 2020, Mrs. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Mrs. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. From 2002 until 2006, Ms. Dinar served as the chief controller of I.T.L. Optronics Ltd. From 1997 until 2000, Ms. Dinar worked in the audit department of Ernst & Young Global. Ms. Dinar is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

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

B. Compensation

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), during or with respect to the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.598= U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Stock-Based Compensation	Total

Yuval Gilad, Former Chief Product Officer(2)	$182,476	$40,634	$33,463	$256,573

Regev Livne, Former Chief Financial Officer	$166,267	$35,520	$37,268	$239,055

Amitay Weiss, Chairman of the Board of Directors	$113,938	$45,000	$65,244	$224,183

Oren Aviram, Vice President of Sales	$83,381	$69,163	$24,313	$176,857

Boaz Shetzer, Former Chief Executive Officer(3)	$90,849	66,221	$11,047	$168,116

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

(2)	Yuval Gilad served as the Company’s chief product officer until December 2025.

(3)	Boaz Shetzer served as the Company’s chief executive officer until July 2025.

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

On February 19, 2025, the Board of Directors (following the approval of the compensation committee) approved the grant of an aggregate of 1,560,165 restricted share units, or RSUs, to certain Plan Participants, as defined in and subject to the terms of the Plan, which grant took place after filing a registration statement covering the increase in the pool of available shares under the Plan. The RSUs vest quarterly in equal amounts over a period of 1-3 years.

On May 26, 2025, the Board of Directors approved the grants of 100,000 RSUs and 60,524 options to purchase ordinary shares to the Company incoming chief executive officer. The grants were approved by the Company’s shareholders at an annual general meeting of shareholders in July 2025. The RSUs vest quarterly over three years. The options vest over four years, with 50% vesting after two years and the remainder shall vest quarterly on a linear basis with an exercise price of $1.275.

On March 1, 2026, the Board of Directors (following the approval of the compensation committee) approved the grant of an aggregate of 1,779,693 restricted share units, or RSUs, to certain Plan Participants, as defined in and subject to the terms of the Plan, which grant took place after filing a registration statement covering the increase in the pool of available shares under the Plan. Some of these grants are subject to the approval of the Company’s shareholders. The RSUs vest quarterly in equal amounts over a period of 1-3 years.

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

On February 19, 2025, the Board of Directors approved the increase of the executive chairman’s Monthly Fee to $10,000, which approved by our shareholders approved on March 27, 2025. On March 1, 2026, the Board of Directors approved the increase of executive chairman’s Monthly Fee to $20,000, which is subject to the approval of the Company’s shareholders.

On February 19, 2025, the Board of Directors (following the approval of the compensation committee) approved the grant of an aggregate of 419,490 restricted share units, or RSUs, to the Company’s directors which grant took place after filing a registration statement covering the increase in the pool of available shares under the Plan. Some of these grants are subject to the approval of the Company’s shareholders. The RSUs vest quarterly in equal amounts over a period of 1-3 years.

On March 1, 2026, the Board of Directors (following the approval of the compensation committee) approved the grant of an aggregate of 531,020 restricted share units, or RSUs, to the Company’s directors, which grant took place after filing a registration statement covering the increase in the pool of available shares under the Plan. Some of these grants are subject to the approval of the Company’s shareholders. The RSUs vest quarterly in equal amounts over a period of 1-3 years.

C. Board Practices

Introduction

Our board of directors consists of five (5) members. We believe that Yigal Shtief, Moshe Revach, Tali Dinar and Natan Israeli are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three (3) and not more than twelve (12), including external directors to be elected to the extent required under the Companies Law. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. His or her employment terms are generally subject to the approval of the compensation committee, the board of directors and shareholders, and are subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee, the board of directors, and may also require shareholder approval, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Our directors are divided among three classes as follows:

●	the Class I directors are Mr. Amitay Weiss and Mr. Natan Israeli, who will each hold office until our annual general meeting of shareholders to be held in 2027;

●	the Class II director is Ms. Tali Dinar, who will hold office until our annual general meeting of shareholders to be held in 2028; and

●	the Class III directors are Mr. Moshe Revach and Mr. Yigal Shtief, who will each hold office until our annual general meeting of shareholders to be held in 2026.

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

On February 19, 2025, our Board adopted the Exemption. As a result of the adoption of the Exemption, we do not currently have External Directors serving on our Board. We are in compliance with the Nasdaq Listing Rules requirements as to the composition of our Board.

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

Our audit committee is comprised of Tali Dinar, who serves as its chairman, Yigal Shtief and Moshe Revach.

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

As noted above, the members of our audit committee include Tali Dinar, Yigal Shtief and Moshe Revach. Ms. Dinar serves as the chair of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that Ms. Dinar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

Our compensation committee, acting pursuant to a written charter, consists of Tali Dinar, Yigal Shtief and Moshe Revach. Ms. Dinar serves as the chair of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

Shares Available for Grant. The total number of shares reserved for issuance under the Plan is 5,610,156. As of the date of this Annual Report, 2,446,071 ordinary shares remain available for future awards under the Plan. ordinary shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

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

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the ParaZero Technologies Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 25, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 25, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 24,720,239 ordinary shares issued and outstanding as of March 25, 2026.

As of March 25, 2026, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, there were 3 holders of record of our ordinary shares, out of which 1 holder of record had a registered address in the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 99.569% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

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

Name of beneficial owner	Ordinary shares beneficially owned	Percentage owned
5% or Greater Shareholders
William George Brumder II(1)	1,640,264	6.6%
Directors and Executive Officers
Amitay Weiss(2)	134,830	*	%
Ariel Alon(3)	24,999	*	%
Regev Livne(4)	20,974	*	%
Moshe Revach(5)	26,134	*	%
Tali Dinar(6)	36,621	*	%
Yigal Shtief(7)	36,621	*	%
Natan Israeli(8)	26,218	*	%
Alon Yasovsky(9)	-	-%
Bat Sheva Noy(10)	-	-%
All directors and executive officers as a group (9 persons) (11)	306,397

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	Based on information contained in a Schedule 13G filed with the SEC on August 21, 2025, by William George Brumder II. Consists of 1,640,264 ordinary shares. The principal business address of William George Brumder II is c/o HoganTaylor LLP 1225 N. Broadway Ave., Ste. 200 Oklahoma City, OK 73103.
(2)	Consists of (i) 74,576 ordinary shares, (ii) options to purchase 41,610 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that are currently exercisable or will be exercisable within 60 days from the date of this annual report and (iii) 18,644 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 18,914 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that vest in more than 60 days from the date of this annual report and (ii) 399,576 RSUs that vest in more than 60 days from the date of this annual report, of which 325,000 RSUs are subject to the approval of the Company’s shareholders.

(3)	Consists of (i) 16,666 ordinary shares, (ii) 8,333 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 524,011 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in July 2030 and March 2031 that vest in more than 60 days from the date of this annual report, of which options to purchase 463,487 ordinary shares are subject to the approval of the Company’s shareholders, and (ii) 175,001 RSUs that vest in more than 60 days from the date of this annual report, of which 100,000 RSUs are subject to the approval of the Company’s shareholders.
(4)	Consists of (i) 13,983 ordinary shares and (ii) 6,991 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 36,315 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in December 2029 that vest in more than 60 days from the date of this annual report and (ii) 96,640 RSUs that vest in more than 60 days from the date of this annual report.

(5)	Consists of (i) 10,487 ordinary shares, (ii) options to purchase 10,403 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in February 2028 that are currently exercisable or will be exercisable within 60 days from the date of this annual report and (iii) 5,244 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 4,728 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that vest in more than 60 days from the date of this annual report and (ii) 67,236 RSUs that vest in more than 60 days from the date of this annual report, of which 51,505 RSUs are subject to the approval of the Company’s shareholders.
(6)	Consists of (i) 20,974 ordinary shares, (ii) options to purchase 10,403 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in February 2028 that are currently exercisable or will be exercisable within 60 days from the date of this annual report and (iii) 5,244 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 4,728 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that vest in more than 60 days from the date of this annual report and (ii) 67,236 RSUs that vest in more than 60 days from the date of this annual report, of which 51,505 RSUs are subject to the approval of the Company’s shareholders.
(7)	Consists of (i) 20,974 ordinary shares, (ii) options to purchase 10,403 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in February 2028 that are currently exercisable or will be exercisable within 60 days from the date of this annual report and (iii) 5,244 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 4,728 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in September 2028 that vest in more than 60 days from the date of this annual report and (ii) 67,236 RSUs that vest in more than 60 days from the date of this annual report, of which 51,505 RSUs are subject to the approval of the Company’s shareholders.
(8)	Consists of (i) 20,974 ordinary shares and (ii) 5,244 RSUs that will vest within 60 days from the date of this annual report. Does not include (i) options to purchase 15,131 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in March 2030 that vest in more than 60 days from the date of this annual report and (ii) 67,236 RSUs that vest in more than 60 days from the date of this annual report, of which 51,505 RSUs are subject to the approval of the Company’s shareholders.
(9)	Does not include (i) options to purchase 36,315 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in December 2030 that vest in more than 60 days from the date of this annual report and
(10)	Does not include (i) options to purchase 36,315 ordinary shares exercisable at an exercise price of $1.275 per share and expiring in March 2031 that vest in more than 60 days from the date of this annual report.
(11)	See footnotes (2)-(10) for certain information regarding beneficial ownership.

Changes in Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we are party since January 1, 2025.

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

Options

During the year ended December 31, 2025 through the date of this Annual Report, we have issued an aggregate of 738,116 options to purchase ordinary shares of which the grants of an aggregate of 463,487 options to certain directors and officers require the approval of our shareholders and an aggregate of 1,292,591 RSUs to our directors or executive officers, of which the grants of an aggregate of 631,020 RSUs to certain directors and officers require the approval of our shareholders. For a description of our option plan, see “Item 6E — Directors, Senior Management and Employees — Board Practices — Global Share Incentive Plan (2022).” The shares are subject to transfer restrictions and “lock up” provisions upon the occurrence of certain conditions.

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

Tax Benefits and Grants for Research and Development

The Ordinance allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development are for the promotion or development of the company; and

●	The research and development are carried out by or on behalf of the company.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years commencing in the year of the payment of such expenditures.

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

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We may approach the Israel Tax Authority (the “ITA”) for a pre-ruling regarding our eligibility for benefits under Amendment 71 (and in some cases we may be required to apply for such approval).

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

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2024.

Capital Gains Tax on Sales of Our Ordinary Shares

The Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and represent a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Ordinance, there is a distinction between a “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

The tax rate applicable to Real Capital Gain derived by an individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who holds, alone or together with a relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gain derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income” as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2025 and 2026, up to 47% and surtax (if applicable, as described below) for individuals, and the corporate tax rate (currently at a rate of 23%) for Israeli resident corporations).

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, a non-Israeli resident is generally exempt from the obligation to file such tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% (for an individual shareholder that is considered a Substantial Shareholder (as described above) at the time of distribution or at any time during the 12-month period preceding such date), which tax will be withheld at source unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a valid certificate from the ITA allowing for such relief is obtained in advance).

Dividends paid on publicly traded shares, like our ordinary shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise or such other reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%. However, dividends that are being paid by an Israeli corporation to a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. Notwithstanding the foregoing, dividends distributed from income entitled to certain benefits under the Encouragement of Capital Investments Law, are not entitled to such reduced rate under the U.S.-Israel Tax Treaty, but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions as discussed in the previous sentence are met. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient in Israel. A valid withholding certificate from the ITA allowing for such reduced treaty tax rates must be presented in advance of payment.

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

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the United States-Israel Income Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the United States-Israel Income Tax Treaty. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

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

We believe that we were not a PFIC for the year ended December 31, 2025 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not made a mark-to-market election (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Additionally, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to an investment by us in a lower-tier PFIC.

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

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of “marketable stock” (as defined below) can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Information Reporting and Backup Withholding

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

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with these reporting requirements. Each U.S. Holder is urged to consult with its own tax advisor regarding these reporting obligations.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not our functional currency. We are exposed to foreign exchange risk arising from currency exposure primarily with respect to the NIS, as the majority of our expenses are denominated in NIS. As most of our revenues are USD derived, the USD is our functional currency. Our policy is not to enter into any currency hedging transactions. We cannot predict any future trends in the rate of appreciation or devaluation (if any) of the shekel against the dollar. For example, the NIS appreciated significantly relative to the dollar, on average, by 12.5% in 2025, after having depreciated by 0.4% in 2024 and by 3.1% in 2023, thereby increasing, in 2025, the U.S. dollar cost of our NIS-denominated expenses. Any significant revaluation of the NIS may materially and adversely affect our cash flows, revenues and financial condition. Fluctuations in the NIS exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business and may impact our results of operations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, as of December 31, 2024, our internal control over financial reporting was ineffective due to the following material weaknesses: lack of segregation of duties. In response to these material weaknesses, we implemented a remediation plan.

As part of such remediation plan, we expanded our existing accounting and financial reporting personnel and the reallocation of internal resources, and we engaged with an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. These additional resources enhance oversight of our financial reporting processes by implementing an additional level of review, whereby financial reporting activities are prepared by qualified personnel and reviewed by the Chief Financial Officer or another appropriate supervisor. As of the year ended December 31, 2025 , we did not have material weaknesses. Except for additional personnel costs and the costs of our third-party service providers, we do not expect to incur any material costs related to our remediation plan.

Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of Tali Dinar, Yigal Shtief and Moshe Revach, and is chaired by Ms. Dinar. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act. Our Board has determined that Ms. Dinar is “financially sophisticated” within the meaning of the Nasdaq Rules and a “financial expert” as defined by Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, or Deloitte Israel, has served as our principal independent registered public accounting firm for the years ended December 31, 2025, and 2024.

The following table provides information regarding fees paid or to be paid by us to Deloitte Israel for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
(Dollars)	2025	2024
Audit fees (1)	$140,000	$185,000
Total	$140,000	$185,000

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

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

Not applicable.

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

ITEM 16K. CYBERSECURITY

We have developed and maintain cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. In addition, we have implemented a number of measures designed to enhance our cybersecurity posture and mitigate potential cyber risks. These measures include strengthening our backup and data recovery capabilities, implementing enhanced password management practices, deploying updated antivirus and endpoint protection tools, and obtaining cybersecurity insurance coverage. In addition, we have adopted a long-term cybersecurity improvement plan and are in the process of implementing multi-factor authentication across our web-based and online services. Our cybersecurity risk management program is integrated into our overall risk management system and process, and, is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems and for identifying risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. Most of the information generated and collected by us is stored and maintained by third-party vendors and service providers. We believe that each of these providers has its own cybersecurity protocols to which our management believes to be adequate for protecting our files in their possession. See “Item 3.D Risk Factors—Risks Related to Our Business and Industry—Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.”

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Amended and Restated Articles of Association of ParaZero Technologies Ltd. (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on December 10, 2024, and incorporated herein by reference).

2.1	Description of Securities (filed as Exhibit 2.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2024, and incorporated herein by reference).

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on July 1, 2022, and incorporated herein by reference).

4.2#	ParaZero Technologies Ltd. Global Share Incentive Plan (2022) (filed as Exhibit 10.2 to our Registration Statement on Form F-1 (File No.: 333-265178) as filed with the Securities and Exchange Commission on May 24, 2022, and incorporated herein by reference).

4.3#	U.S. Appendix to ParaZero Technologies Ltd. Global Share Incentive Plan (2022) (filed as Exhibit 99.2 to our Registration Statement on Form S-8 (File No.: 333-293924) as filed with the Securities and Exchange Commission on March 2, 2026, and incorporated herein by reference).

4.4#	Israeli Appendix to ParaZero Technologies Ltd. Global Share Incentive Plan (2022) (filed as Exhibit 99.3 to our Registration Statement on Form S-8 (File No.: 333-293924) as filed with the Securities and Exchange Commission on March 2, 2026, and incorporated herein by reference).

4.5	Form of Placement Agent Agreement (filed as Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.6	Form of Securities Purchase Agreement (filed as Exhibit 99.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.7	Form of Registration Rights Agreement (filed as Exhibit 99.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.8	Form of Series A and Series B Warrants (filed as Exhibit 99.4 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.9	Form of Pre-Funded Warrant (filed as Exhibit 99.5 to our Report on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2023, and incorporated herein by reference).

4.10#	Compensation Policy for the Office Holders of the Company (included as Exhibit A to Exhibit 99.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on September 28, 2023, and incorporated herein by reference).

4.11	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025, and incorporated herein by reference).

4.12	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025, and incorporated herein by reference).

4.13	Form of Placement Agent Agreement (filed as Exhibit 10.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on February 13, 2025, and incorporated herein by reference).

4.14	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on August 4, 2025, and incorporated herein by reference).

4.15	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on August 4, 2025, and incorporated herein by reference).

4.16	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 5, 2026, and incorporated herein by reference).

4.17	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 5, 2026, and incorporated herein by reference).

4.18	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 12, 2026, and incorporated herein by reference).

4.19	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on January 12, 2026, and incorporated herein by reference).

4.20	Form of Securities Purchase Agreement (filed as Exhibit 10.1 to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 24, 2026, and incorporated herein by reference).

4.21	Form of Pre-Funded Warrant (filed as Exhibit 10.2 to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 24, 2026, and incorporated herein by reference).

4.22	Form of Placement Agent Agreement (filed as Exhibit 10.3 to our Report on Form 6-K furnished to the Securities and Exchange Commission on March 24, 2026, and incorporated herein by reference).

11.1	Insider Trading Policy (filed as Exhibit 11.1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2025, and incorporated herein by reference).

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network.

97.1#	Clawback Policy (included as Exhibit A to Exhibit A to Exhibit 99.1 to our Report on Form 6-K filed with the Securities and Exchange Commission on September 28, 2023, and incorporated herein by reference).

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

PARAZERO TECHNOLOGIES LTD.

Date: March 26, 2026	By:	/s/ Ariel Alon
Ariel Alon
Chief Executive Officer

PARAZERO TECHNOLOGIES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ParaZero Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ParaZero Technologies Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

March 26, 2026

We have served as the Company’s auditor since 2023.

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS
(US dollars)

	Note	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		2,159,313	4,178,866
Short term deposits		2,000,000	—
Trade receivables		185,494	114,564
Other current assets	3	283,010	421,919
Inventories	5	204,480	394,193
TOTAL CURRENT ASSETS		4,832,297	5,109,542

NON-CURRENT ASSETS:
Restricted deposit	2Z	80,721	68,001
Prepaid expenses		12,153	33,333
Operating lease right-of-use asset	6	273,925	418,790
Property and equipment, net	7	106,224	107,906
TOTAL NON-CURRENT ASSETS		473,023	628,030

TOTAL ASSETS		5,305,320	5,737,572

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
BALANCE SHEETS — (Continued)
(US dollars)

	Note	December 31, 2025	December 31, 2024
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Trade payables		116,491	184,247
Operating lease liabilities	6	245,682	202,563
Other current liabilities	9	966,612	933,995
TOTAL CURRENT LIABILITIES		1,328,785	1,320,805

NON-CURRENT LIABILITIES:
Derivative warrant liabilities	13A	758,872	4,511,491
Operating lease liabilities, net of current portion		61,002	216,917
TOTAL NON-CURRENT LIABILITIES		819,874	4,728,408

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares, NIS 0.02 par value: Authorized 200,000,000 as of December 31, 2025 and December 31, 2024; Issued and outstanding 19,666,030 and 12,817,092 shares as of December 31, 2025 and as of December 31, 2024, respectively	10	111,163	72,061
Additional paid-in capital		37,934,948	29,093,585
Accumulated losses		(34,889,450)	(29,477,287)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		3,156,661	(311,641)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		5,305,320	5,737,572

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF COMPREHENSIVE LOSS
(US dollars)

		Year ended December 31,
	Note	2025	2024	2023
Sales	11	1,046,664	932,154	620,508
Cost of Sales		996,701	873,861	476,610
Gross profit		49,963	58,293	143,898
Research and development expenses		2,338,221	2,143,353	636,801
Selling and marketing expenses		1,618,187	1,081,003	487,904
General and administrative expenses		3,640,967	2,400,000	1,472,872
Initial public offering expenses	2I	—	—	345,925
Operating loss		7,547,412	5,566,063	2,799,604
Change in fair value of convertible notes	8	—	—	504,976
Change in fair value of derivative warrant liabilities	13A	(1,918,203)	5,688,891	277,600
Issuance expenses attributable to derivate warrant liability	10B	—	—	247,129
Interest expenses on related party loan	15	—	—	152,745
Other finance income, net		(217,046)	(200,724)	(210,675)

Net loss and comprehensive loss		5,412,163	11,054,230	3,771,379

Net loss per ordinary share, basic and diluted		0.31	0.99	0.77
Weighted-average number of ordinary shares outstanding, basic and diluted (*)		17,473,499	11,129,978	4,891,071

(*)	See Note 10

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(US dollars)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in Capital	Accumulated Losses	Total
	U.S. dollars
BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
Stock based compensation	—	—	490,015	—	490,015
Conversion of convertible note into ordinary shares	504,976	2,734	2,017,170	—	2,019,904
Issuance of ordinary shares and warrants upon initial public offering, net of issuance costs	1,950,000	10,561	5,919,064	—	5,929,625
Issuance of ordinary shares, pre-funded warrants, and warrants upon private placement, net of issuance costs (*)	4,021,538	21,476	3,045,180	—	3,066,656
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167	—	12,167
Comprehensive loss	—	—	—	(3,771,379)	(3,771,379)
BALANCE AS OF DECEMBER 31, 2023	10,073,956	56,227	24,471,888	(18,423,057)	6,105,058
Stock based compensation	—	—	75,357	—	75,357
Exercise of pre-funded warrants and consultants warrants (*)	1,088,590	5,792	(5,792)	—	—
Exercise of warrants A	1,654,546	10,042	4,552,132	—	4,562,174
Comprehensive loss				(11,054,230)	(11,054,230)
BALANCE AS OF DECEMBER 31, 2024	12,817,092	72,061	29,093,585	(29,477,287)	(311,641)
Issuance of ordinary shares and pre-funded warrants, net of issuance costs - February 2025 (Note 10f)	2,818,182	15,762	2,516,733		2,532,495
Issuance of ordinary shares and pre-funded warrants, net of issuance costs - August 2025 (Note 10g)	2,000,001	11,748	2,009,749		2,021,497
Stock based compensation			1,233,263		1,233,263
Issuance of shares upon restricted share units vesting	886,398	5,244	(5,244)		—
Exercise of series A warrants (Note 10)	1,144,357	6,348	3,086,862		3,093,210
Comprehensive loss				(5,412,163)	(5,412,163)
BALANCE AS OF DECEMBER 31, 2025	19,666,030	111,163	37,934,948	(34,889,450)	3,156,661

(*)	Includes shares issued following a cashless exercise

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS
(US dollars)

	Year ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,412,163)	(11,054,230)	(3,771,379)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	29,174	22,814	17,087
Loss on disposal of property and equipment	312
Stock based compensation	1,233,263	75,357	14,815
Interest expenses with respect to funding from related party	—	—	112,373
Change in fair value of convertible loan	—	—	504,976
Changes in fair value of derivative liabilities	(1,918,203)	5,688,891	277,600
Issuance expenses attributable to derivative warrant liabilities	—	—	247,129
Inventory write-down	194,344	114,617	33,360
Finance expenses	34,371	689	583
Loss (gain) from exchange differences on cash and equivalents	(12,238)	31,579	—
Changes in operating assets and liabilities:
Trade receivables, net	(70,930)	(92,188)	161,689)
Other current assets	138,909	229,641	(472,020)
Prepaid expenses	21,180	(33,333)
Inventories	(4,631)	(244,343)	6,995
Operating lease right-of-use asset	179,323	135,266	48,766
Trade payables	(67,756)	127,565	9,422
Operating lease liabilities	(181,624)	(134,681)	(45,911)
Other current liabilities	32,617	243,134	(83,785)

Net cash used in operating activities	(5,804,052)	(4,889,222)	(2,938,300)

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	(12,720)	(68,001)
Purchase of property and equipment	(27,804)	(80,738)	(25,757)
Investment in short term deposits	(2,000,000)
Net cash used in investing activities	(2,040,524)	(148,739)	(25,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of series A warrants (Note 10b)	1,258,793	1,820,001
Issuance of ordinary shares in initial public offering, net of issuance costs (Note 10c)	—	—	6,695,957
Issuance of ordinary shares, pre-funded warrants and warrants in private placement, net of issuance costs (Note 10f and 10g)	4,553,992	—	4,106,699
Receipt of loan from related party	—	—	245,000
Repayment of loan from related party	—	—	(745,000)

Net cash provided by financing activities	5,812,785	1,820,001	10,302,656

PARAZERO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS — (Continued)
(US dollars)

	Year ended December 31,
	2025	2024	2023
Effect of exchange rate changes on cash, cash equivalents	12,238	(31,579)
Net increase (decrease) in cash and cash equivalents	(2,019,553)	(3,249,539)	7,338,599
Cash and cash equivalents at beginning of the year	4,178,866	7,428,405	89,806

Cash and cash equivalents at the end of the year	2,159,313	4,178,866	7,428,405

	Year ended December 31,
	2025	2024	2023
Supplementary disclosure on cash flows:
Cash paid for interest	—	—	40,000
Cash received from interest	246,301	243,618	53,804
Supplemental disclosure of non-cash investment and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	34,457	545,929	—
Benefit to the Company by an equity holder with respect to funding transactions	—	—	12,167
Conversion of convertible notes into ordinary shares	—	—	2,019,904
Stock based compensation included as issuance costs	—	—	475,201
Exercise of liability classified warrants into ordinary shares	1,834,416	2,742,173	—

The accompanying notes are an integral part of the financial statements.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 1 — GENERAL:

A.	PARAZERO TECHNOLOGIES LTD. (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 1 Hatachana, Kfar Saba, 4453001, Israel. The Company was founded by a group of aviation professionals and drone industry veterans and operates as an aerospace defense company focused on the development of smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. The Company develops, manufactures, markets, and sells counter-UAS net-launching platforms designed to protect against hostile drones in both battlefield and urban environments, precision aerial delivery systems for military applications, and smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond visual line-of-sight. The Company sells its products internationally.

B.	The Company’s ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “PRZO” on July 27, 2023, following its initial public offering transaction (“IPO”), See Note 10C

C.

The Company is in its early commercialization stage and has not yet generated significant revenue. The Company has recurring losses from operations and negative cash flows from operations since inception. The Company’s net loss and comprehensive loss for the years ended December 31, 2025, 2024, and 2023 was approximately $5.4 million, $11.1 million, and $3.8 million, respectively. As of December 31, 2025, the Company had accumulated losses of approximately $34.9 million, and a shareholders’ equity of $3.2 million.

The Company has funded its operations substantially through issuances of our equity securities in public and private offerings, including in its initial public offering in July 2023 and its private placement in October 2023, the exercises of warrants, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of December 31, 2025, the Company had approximately $4.2 million in cash, cash equivalents and short-term deposits

Following the January 2026 registered direct offerings, as detailed in Note 19, by which the Company raised total gross proceeds of approximately $3.5 million, the Company’s management currently estimates that based on its operating plan, its cash position, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund its current operations and satisfy its obligations through at least the next 12 months from the date of issuance of these financial statements.

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

B. Functional and foreign currency

The financial statements of the Company are prepared in U.S. dollars (the functional currency), which is the currency of the primary economic environment in which the entity operates. The Company has funded its operations to date through financing mainly denominated in U.S. dollars and majority of the Company’s revenues during the years ended December 31, 2025, 2024 and 2023 were denominated in U.S. dollars.

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

D. Short term deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates fair market value.

E. Trade receivables

Trade receivables are initially recognized at the invoiced amount less an allowance for estimated credit losses, if identified.

F. Inventories

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
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

G. Property and equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis, over the useful lives of the assets at annual rates as follows:

Years
Computers	3-7
Research and Development (“R&D”) equipment	6-7
Furniture and office equipment	7-14
Leasehold improvements	7-14

Depreciation expenses were $29,174, $22,814, and $17,087 for the years ended December 31, 2025, 2024, and 2023, respectively.

H.  Fair value measurement

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

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and other account payables approximate their fair value due to the short-term maturity of such instruments. The Company’s financial liabilities measured at fair value on a recurring basis consisted of derivative warrant liabilities as of December 31, 2025 and December 31, 2024 (level 3).

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

I. Initial public offering costs

Following the completion of the IPO, deferred initial public offering costs were recorded in stockholders’ equity as a reduction from gross proceeds within additional paid-in capital.

Fees attributable to the resale of existing securities that were offered together with newly issued shares in the IPO were recognized as initial public offering expenses within the statement of comprehensive loss. As of December 31, 2023, the Company recognized initial public offering expenses of $345,925, within the statement of comprehensive loss.

J. Loans from Related Party

During fiscal year 2023, the Company signed a Credit Facility Agreement with a related party. On the borrowing date of loans with related parties, the Company estimates the value of the benefit granted to it as the difference between the interest rate that the Company is required to pay to investors for the loans provided by them and the interest rate required to pay for similar unsecured loans to non-related parties. The value of the benefit was recorded within shareholders’ equity on the borrowing date.

K. Convertible notes

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

L. Warrants classification

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

M. Warranty reserve

The Company provides a one-year standard warranty for its products. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2025 and December 31, 2024, the Company recorded under the other current liabilities line item a provision of $12,335.

N. Stock based compensation

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

N. Stock based compensation (cont.)

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

Expected volatility was calculated based on the implied volatilities from market comparisons of certain publicly traded companies that operate in the same industry as the Company. The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with SAB Topic 14.D, as adequate historical experience is not available to provide a reasonable estimate. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The term of awards to directors, officers, and consultants was based on the contractual term of the option.

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

The Company’s revenues consist mainly of sales of drone safety systems and counter-UAS net-launching platforms (“products”) with a one-year warranty, directly to system manufactures, resellers and an online store.

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

S. Income taxes (cont.)

A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. As of December 31, 2025 and 2024, the Company recorded a full valuation allowance against its deferred tax assets.

The Company applies ASC 740, which clarifies the accounting and reporting for uncertainties with respect to income taxes. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As of December 31, 2025 and 2024, no liability for uncertain tax positions were recorded.

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

V. Basic and diluted loss per share

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year. Diluted loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding together with the number of additional ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued. Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive. The total potentially dilutive securities outstanding as of December 31, 2025 and 2024 were 3,352,475 and 3,853,505 respectively.

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES: (cont.)

X. Restricted Deposits

The restricted deposits consist of funds that are contractually restricted as to usage or withdrawal due to guarantees made with regard to lease payments for the Company’s office space. The bank deposit bears an annual interest rate of 4.2%. See note 7 for additional information regarding this lease.

Y. Segment Information

The Company has a single operating and reportable segment. The Company’s chief operating decision maker is its CEO, who reviews financial information for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company’s revenue as well as a summary of significant expense categories, see Note 18.

Z. Recently issued accounting pronouncements

As an emerging growth company, the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2026. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company does not expect that the adoption of this ASU to have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company does not expect the adoption of this ASU to have a material impact on the Company’s financial statements.

In July 2025 the FASB issued ASU No. 2025-05 – Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606 – Revenue from Contracts with Customers. Under this practical expedient, entities may assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the Company’s financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. The ASU requires entities to recognize government grant income when all eligibility criteria have been met and the related costs have been incurred, clarifying the timing and presentation of such grants within the financial statements. The ASU is effective for annual periods beginning after December 15, 2028 and interim reporting within those annual reporting periods. The company is currently evaluating the potential impact of this ASU on its financial statements and disclosures.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 3 — OTHER CURRENT ASSETS:

	December 31
	2025	2024
Governmental institutions	32,330	33,972
Prepaid expenses	122,532	322,198
Deferred contract costs	—	57,392
Advance to suppliers	72,799	—
Interest receivable and other current assets	55,349	8,357
Total	283,010	421,919

NOTE 4 — DEFERRED COSTS AND DEFERRED REVENUES

	December 31
	2025	2024
Deferred contract costs	—	57,392
Deferred revenues	133,436	142,340

Total Change in deferred contract costs

	December 31
	2025	2024
Balance at the beginning of the year	57,392	68,427
Contract costs recognized during the period	(57,392)	(68,427)
Contract costs relating to new sales	—	57,392
Balance at the end of the year	—	57,392

Total Change in deferred revenues

	December 31
	2025	2024
Balance at the beginning of the year	142,340	201,762
Deferred revenue relating to new sales	17,746	104,450
Revenue recognized during the year	(26,650)	(163,872)
Balance at the end of the year	133,436	142,340

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be recognized as revenue in future periods. As of December 31, 2025, the total RPO amounted to $550,254, which the Company expects to recognize in the future.

NOTE 5 — INVENTORIES:

	December 31
	2025	2024
Raw materials	183,618	343,240
Finished goods	20,862	50,953
Total	204,480	394,193

For the years ended December 31, 2025, 2024 and 2023, the Company wrote off inventory in the amount approximately $194 thousand, $115 thousand and $33 thousand, respectively, to cost of sales of specific inventory items that can no longer be used due to technological obsolescence as the market has introduced new drones. As of December 31, 2025 and December 31, 2024 the outstanding accrual for obsolescence inventory were $342 thousand and $148 thousand, respectively.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 6 — LEASES:

On February 1, 2024, the Company entered into a three-year lease agreement commencing on March 15, 2024 (the “Lease Agreement”), to move its corporate headquarters, including the offices and research and development facility, to 1 Hatahana Street, Menivim Tower, Kfar Saba 4453001 Israel where it occupies approximately 6,340 square feet, plus an additional storage space of approximately 260 square feet and 12 parking spaces. The Company completed the move to the new corporate headquarters in March 2024. The monthly aggregate rental payment is NIS 75,800 plus VAT (approximately $24,450), as required under Israeli law. At the end of the term, the Company has an option to extend the lease for an additional three years, which is not included in the measurement of the lease.

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

In addition, on July 6, 2025, the Company entered into a three-year lease agreement to lease a vehicle. The monthly aggregate rental payment is approximately NIS 4,000 (approximately $1,300) plus VAT, as required under Israeli law.

The Company’s lease expenses were as follows:

	Year ended December 31,
	2025	2024	2023
Lease expense	$258,333	$198,625	$45,891

In addition, the company recorded $9,380 expenses associated with the vehicle lease in the year ended December 31, 2025

Other information related to building leases as follows:

	December 31,
	2025	2024	2023
Weighted-average remaining lease term — operating leases (years)	1.2	2.2	0.166
Weighted-average discount rate — operating leases (%)	11.54	11.54	6.00

Other information related to vehicle lease as follows:

	December 31,
	2025	2024	2023
Weighted-average remaining lease term — operating leases (years)	2.5	—	—
Weighted-average discount rate — operating leases (%)	8	—	—

Undiscounted maturities of operating lease payments are summarized as follows:

December 31, 2025
2026	$246,184
2027	$59,633
2028	$3,651
Total undiscounted cash flows	$309,468
Less: imputed interest	$2,784
Operating lease liabilities	$306,684

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 7 — PROPERTY AND EQUIPMENT, NET:

	Leasehold improvements	Computers	Furniture and office equipment	R&D equipment	Total
Cost:
Balance as of January 1, 2024	94,805	24,334	31,273	16,043	166,455
Additions during the year	12,222	33,460	32,109	2,947	80,738
Disposals during the year	(8,970)				(8,970)
Balance as of December 31, 2024	98,057	57,794	63,382	18,990	238,223
Additions during the year	7,458	10,809	401	9,136	27,804
Disposals during the year		(541)			(541)
Balance as of December 31, 2025	105,515	68,062	63,783	28,126	265,486

Accumulated depreciation:
Balance as of January 1, 2024	92,919	9,386	13,146	1,023	116,474
Additions during the year	4,096	12,748	3,299	2,671	22,814
Disposals during the year	(8,971)				(8,971)
Balance as of December 31, 2024	88,044	22,134	16,445	3,694	130,317
Additions during the year	2,736	18,183	4,399	3,856	29,174
Disposals during the year		(229)			(229)
Balance as of December 31, 2025	90,780	40,088	20,844	7,550	159,262

Net book value:
As of December 31, 2025	14,735	27,974	42,939	20,576	106,224
As of December 31, 2024	10,013	35,660	46,937	15,296	107,906

NOTE 8 — CONVERTIBLE NOTES:

On July 31, 2023, following the closing of the IPO, the aggregate amount of $1,514,928 received under the SAFE, was converted at a price equal to the IPO price discounted by 25%, into 504,976 Ordinary Shares of the Company. The Company recorded a finance expense of 504,976 in the years ended on December 31, 2023 with respect to the change in the fair value of the SAFEs upon conversion.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 9 — OTHER CURRENT LIABILITIES:

	December 31
	2025	2024
Employees, salaries and related liabilities	462,110	447,161
Deferred Revenue	133,436	142,340
Warranty provision	12,335	12,335
Advances from customers	181,895	46,134
Accrued expenses	165,110	272,819
Other payables	11,726	13,206
	966,612	933,995

NOTE 10 — SHAREHOLDERS’ EQUITY (DEFICIT):

A. SHARE CAPITAL

The ordinary shares entitle their holders: to receive notices of, and to attend, general meetings where each ordinary share has one vote for all purposes; to share distributions as may be declared by the board of directors of the Company (the “Board of Directors”) and approved by the shareholders, if required; and, upon liquidation or dissolution — to participate in the distribution of the assets of the Company after payment of all debts and other liabilities of the Company, in accordance with the terms of the Company’s Articles of Association.

B. PRIVATE PLACEMENT

On October 26, 2023, the Company entered into private investment in public equity transaction (“PIPE”) with certain accredited investors for aggregate gross proceeds of approximately $5.1 million, before deducting fees to the placement agent and other expenses payable by the Company (the “issuance expenses”) of $975,811. The PIPE closed on October 30, 2023.

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

During January and February 2024, certain warrant holders exercised 605,452 pre-funded warrants and 132,116 series B warrants via a cashless mechanism for which they received 601,367 and 131,249 Ordinary Shares, respectively. Following the above exercises, there were no outstanding pre-funded warrants or series B warrants.

During December 2024, certain warrant holders exercised 1,654,546 series A warrants into 1,654,546 shares and paid to the company approximately $1.8 million. As of December 31, 2024, 2,981,818 series A warrants were outstanding.

During January 2025, certain holders of series A warrants exercised 1,144,357 series A warrants into 1,144,357 Ordinary Shares. As a result of such exercise, the Company received gross proceeds approximately $1.3 million. As of December 31, 2025, there were 1,837,461 series A warrants outstanding. For further information see Note 13.

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

C. IPO

On July 31, 2023, the Company closed the “IPO” on the Nasdaq and issued and sold 1,950,000 Ordinary Shares, par value NIS 0.02 per share, at a public offering price of $4.00 per share. The gross proceeds received were approximately $7.8 million. before deducting underwriting discounts and commissions and before offering expenses ($5.8 million net proceeds after deducting approximately $0.8 million of underwriting discounts and commissions and approximately $1.2 million of other offering costs). The Ordinary Shares commenced trading on the Nasdaq under the symbol “PRZO” on July 27, 2023

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

4)	The Company issued to its advisor 144,606 warrants, with each whole warrant exercisable for one Ordinary Share at an exercise price of $1.275 per Ordinary Share, which may be paid also via cashless exercise at any time after the six-month anniversary of the grant date, exercisable until September 20, 2028. The fair value of the warrants of $85,318 was recorded as an issuance cost

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 10 — SHAREHOLDERS’ EQUITY (DEFICIT): (cont.)

D. On January 23, 2024, at a meeting of the Company’s shareholders, the Company’s shareholders resolved to increase the Company’s registered share capital of the Company by NIS 3,500,000, such that immediately following such increase, the registered share capital of the Company was NIS 4,000,000 consisting of 200,000,000 Ordinary Shares of the Company.

E. On August 9, 2024, the Company filed a Shelf Registration Statement on Form F-3 (the “Form F-3”) with the Securities and Exchange Commission (the “SEC”) for the registration under the Securities Act of 1933, as amended (the “Act”), of such indeterminate number of ordinary shares, warrants to purchase ordinary shares, and units, in one or more offerings for an aggregate initial offering price of up to $50,000,000 on Form F-3. The Form F-3 was declared effective by the SEC on August 16, 2024. As of December 31, 2025 and since December 31, 2025, the Company has sold approximately $5.3 million and $3.5 million, respectively, of its securities under the Form F-3.

F. On February 13, 2025, the Company closed a registered direct offering utilizing the Form F-3 (the “Form F-3”). The Company issued and sold 2,518,182 ordinary shares and issued 300,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $3.1 million. The pre-funded warrants were exercised in full during the year ended December 31, 2025.

G. On August 4, 2025, the Company closed a registered direct offering utilizing Form F-3 (the “Form F-3”). The Company issued and sold 1,700,001 Ordinary Shares and issued 300,000 pre-funded warrants, each to purchase one ordinary share, pursuant to which the Company received gross proceeds of approximately $2.2 million. The pre-funded warrants were exercised in full during the year ended December 31, 2025.

NOTE 11 — REVENUE

The Company implementing standard ASC 606 and recognized revenues according to the following table:

a.	Disaggregation of revenue

	Year ended December 31,
	2025	2024	2023
Revenues at a point in time	727,215	894,354	620,508
Revenues recorded overtime	319,449	37,800
Total Revenue	1,046,664	932,154	620,508

In 2025, two customers from Israel generated more than 10% each from Company’s total revenue.

NOTE 12 — STOCK-BASED COMPENSATION:

The Company’s Global Share Incentive Plan (2022) (the “Plan”) was adopted by the Board of Directors on March 28, 2022. The Plan provides for the grant of options to purchase Ordinary Shares, restricted share units (“RSUs”) representing Ordinary Shares and Ordinary Shares (collectively, the “Awards”) to the Company’s employees, officers, directors, advisors and consultants.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 12 — STOCK-BASED COMPENSATION: (cont.)

A. Options

As of December 31, 2025, the total number of Ordinary Shares reserved for issuance under the Plan was 3,110,156 Ordinary Shares and 1,137,111 Ordinary Shares remain available for future awards under the Plan. Ordinary Shares subject to Awards granted under the Plan that expire, are forfeited or otherwise terminated without having been exercised in full will become available again for future grant under the Plan.

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

On January 22, 2025, the Board of Directors approved the grant of an aggregate of 69,603 options to purchase ordinary shares to employees of the Company. The exercise price of the options is $1.96 per ordinary share. In addition, on March 27, 2025, the Company shareholders approved the grant of 15,131 options to a newly appointed director, which was approved by the Board of Directors on December 11, 2024. The exercise price of the options is $1.275 per ordinary share. In addition, on May 26, 2025, the Board of Directors approved the grant of 18,158 options to employees of the Company. The exercise price of the options is $1.275 per ordinary share. In addition, on July 3, 2025, the Company shareholders approved the grant of 60,524 to newly appointed CEO of the Company. The exercise price of the options is $1.275 per ordinary share. In addition, on November 24, 2025, the Board of Directors approved the grant of 36,315 to employees of the Company. The exercise price of the options is $1.414 per ordinary share. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. All the other terms of the grant of the options shall be as set forth in the Plan. The fair value of these grants were $195,491 calculated using the Black Scholes option pricing model.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 12 — STOCK-BASED COMPENSATION: (cont.)

A. Options (cont.)

A summary of the stock option activity for the year ended December 31, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2022	-	-
Granted	366,172	$1.275
Options outstanding as of December 31, 2023	366,172	$1.275
Granted	227,804	$1.275
Forfeited	(75,656)	$1.275
Options outstanding as of December 31, 2024	518,320	$1.275
Granted	199,731	$1.539
Forfeited	(142,988)	$1.376
Options outstanding as of December 31, 2025	575,063	$1.341
Options exercisable as of December 31, 2025	135,231	$1.275

As of December 31, 2025, the weighted-average remaining contractual life of the outstanding and exercisable options was 3.4 and 2.05 years respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2025. The following assumptions were applied in determining the options’ fair value on their grant date:

	2025	2024	2023
Risk-free interest rate	3.5% - 4.37%	3.9% - 4.11%	4.51% - 4.67%
Expected option term (years)	2.6 – 3.79	3.8 - 5	3.8 – 5
Expected share price volatility	95.9% - 98.0%	77.3% - 84.3%	61.1% - 66.3%

As of December 31, 2025, the intrinsic value of the outstanding and exercisable options was 0.

As of December 31, 2025, the Company had 439,832 unvested options. As of December 31, 2025, the unrecognized compensation cost related to all unvested options of $257,879 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.4 years.

B. Restricted Share Units Grant

On February 19, 2025, the Board resolved to approve the grant of an aggregate of 1,560,165 RSUs to certain officers, directors and consultants, subject to their continued engagement with the Company. The grant of the RSUs was made under and in accordance with the Plan and within, with the exception of the grant to the Company’s non-executive directors, the limitations set by the Company’s Compensation Policy.

On March 27, 2025, the Company’s shareholders approved the grant of an aggregate of 587,286 RSUs (which are part of the 1,560,165 RSUs approved on February 19, 2025 by the Board) to the Company’s chief executive officer and the directors of the Company, subject to their continued engagement with the Company, as required under the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder.

In addition, on July 3, 2025, the Company’s shareholders approved the grant of an additional 100,000 RSUs to the Company’s chief executive officer, subject to his continued service to the Company. The Company calculates the fair value of RSUs based on the fair value on the closing trading price of the underlying shares at the date of grant. Each RSU vests based on continued service to the Company, between 12 – 36 months from the grant date. The grant date fair value of the award is recognized as stock-based compensation expense over the requisite service period. The fair value of these grants were $1,764,411. As of December 31, 2025, the unrecognized compensation cost related to all unvested RSUs were $486,642

On October 29, 2025, the Board resolved to approve the grant of an aggregate of 75,000 Restricted ordinary shares to business and marketing consultants, subject to their continued engagement with the Company. The fair value of the grant was $108,750.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 12 — STOCK-BASED COMPENSATION: (cont.)

B. Restricted Share Units Grant (cont.)

The Company calculates the fair value of RSUs based on the fair value on the closing trading price of the underlying shares at the date of grant. Each RSU vests based on continued service to the Company, between 12 – 36 months. The grant date fair value of the award is recognized as stock-based compensation expense over the requisite service period.

A summary of the RSUs activity for the year ended December 31, 2025 is as follows:

	Number of Restricted Share Units	Weighted Average Grant Date Fair Value
Restricted share units outstanding as of December 31, 2024	0	$0
Granted	1,660,165	$1.063
Exercised	(811,398)	$1.13
Forfeited	(262,183)	$0.844
Restricted share units outstanding as of December 31, 2025	586,584	$1.069

A summary of share-based compensation expenses recognized in the income statement for the year ended December 31, 2025, 2024, and 2023 is as follows:

	2025	2024	2023
Cost of Sales expenses	5,945	1,520	350
Research and development expenses	51,330	17,169	2,882
Selling and marketing expenses	37,691	4,617	2,066
General and administrative expenses	1,138,297	52,051	9,517
Total	1,233,263	75,357	14,815

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
(US dollars)

NOTE 13 — WARRANTS: (cont.)

A. Derivatives warrant liabilities (cont.)

The fair value of the series A warrants issued in the PIPE at the time of the initial closing, which took place on October 30, 2023, was calculated by an independent valuation expert, performing numerous iterations using the Black–Scholes option price model and were in the following dates (as per level 3 hierarchy):

	2025	2024	2023
Expected volatility (%)	78,67% - 81.94%	80.84% - 83.21%	55.08% - 60.24%
Risk-free interest rate (%)	3.57% - 4.31%	4.08% - 4.34%	3.85% - 4.99%
Expected Life (years)	3.33 - 4.32	1.89 - 4.39	2-5.33
Value per share	0.82 - 1.604	$1.53 - $2.48	$0.59 - $0.71
Exercise price (U.S. dollars per share)	$1 - $1.1	$1.1	$1.1

The following table sets forth the changes in the number of outstanding series A warrants during the following periods:

Balance as of December 31, 2022	-
Issuance of warrants - October 2023	4,636,364
Balance as of December 31, 2023	4,636,364
Exercise of warrants	1,654,546
Balance as of December 31, 2024	2,981,818
Exercise of warrants	1,144,357
Balance as of December 31, 2025	1,837,461

The following table sets forth the changes in the value of the series A warrants during the following periods:

Balance as of December 31, 2022	-
Initial measurement	1,287,173
Change in fair value	277,600
Balance as of December 31, 2023	1,564,773
Change in fair value	5,688,891
Exercise of warrants*	(2,742,173)
Balance as of December 31, 2024	4,511,491
Change in fair value	(1,918,203)
Exercise of warrants*	(1,834,416)
Balance as of December 31, 2025	758,872

*	See note 10B

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 13 — WARRANTS: (cont.)

B. Equity warrant

During April 2024, certain consultants exercised 359,020 warrants via a cashless exercise mechanism for which they received 355,974 ordinary shares.

As of December 31,2025, the remaining outstanding equity warrants are summarized in the table below:

Issuance date	In connection with	Expiration date	No. of warrants issued	Exercise price per share	No. of Ordinary shares underlying warrants
2022*	Delta Drone Warrants (L.I.A. Pure Capital Ltd)	July 31, 2028	111,261	$4.00	111,261
2023**	IPO Underwriter Warrants	July 31, 2028	97,500	$5.00	97,500
2023****	IPO Consultant Warrants	September 20, 2028	144,606	$1.275	144,606

*	issued on February 2, 2022 to a former parent Company

**	see Note 10c2

****	see Note 10c4

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

As of December 31, 2019, the research and development projects funded by the IIA were completed. The total amount of the IIA grant received was $738 thousand.

As of December 31, 2025, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $572 thousand. During the years ended 2025, 2024 and 2023, the Company paid the IIA royalties in the amounts of approximately $18, $8 and $19 thousand, respectively, in connection with revenues recorded between the years 2019-2025 of the products developed with the funds provided by the IIA.

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

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 15 — LOAN FROM RELATED PARTY:

On October 30, 2022, the Company entered into the Credit Facility Agreement with Xylo Technologies Ltd (“Xylo”) a related party with an aggregate initial amount of up to $625 thousand for the purposes of financing the ongoing activities and the payment of certain expenses in connection with the IPO. On June 26, 2023, the Company amended the Credit Facility Agreement with Xylo to increase the amount of the Credit Facility to up to $745 thousand. As of December 31, 2022, and June 30, 2023, the Company received from Xylo $500 thousand and $745 thousand, respectively and did not receive further amounts during the years ended in December 31, 2024 and December 31, 2025.

The credit facility did not bear any interest and the total aggregate amount of $745 thousand was fully repaid in August 2023, following the closing of the IPO.

On the borrowing date, the Company estimated the value of the benefit received based on the interest rate that the Company would be required to pay for similar unsecured loans to non-related parties. The value of the benefit was recorded within shareholders’ equity on each borrowing date. The accumulated interest expenses calculated as of December 31, 2023 in the amount of $7,073, were charged to finance expenses.

NOTE 16 — INCOME TAXES:

A. Corporate tax rate:

The standard tax rate in Israel was 23% during the years ended December 31, 2025, 2024 and 2023.

Tax assessments of the Company through tax year 2020 are considered final.

B. Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are computed using the standard tax rates of 23%. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024

Net operating loss carry forward	$6,352,698	$4,600,017
Research and development expenses	141,183	225,098
Provision for warranty	2,837	2,837
Provision for vacation and convalescence	25,328	24,463
Issuance costs	(45,468)	(45,468)
Gross deferred tax assets	6,476,578	4,806,947
Less - valuation allowance	(6,476,578)	(4,806,947)
Net deferred tax assets	$-	$-

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

C. Operating loss carry-forwards:

As of December 31, 2025 and December 31, 2024, the operating loss carry-forwards amounted to approximately $27.6 million and $20 million, respectively. Operating losses in Israel may be carried forward indefinitely to offset against future taxable operational income.

D. Reconciliation of the theoretical tax expense to actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision for a full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

NOTE 17 — TRANSACTIONS WITH RELATED PARTIES:

A. During the years 2022-2023, the Company received from Xylo, a related party, a loan which later on was amended to a credit facility, payable upon the completion of the Company’s IPO which took place in July 2023. In addition, on October 30, 2022, the Company entered into a consulting agreement with Xylo pursuant to which Xylo will serve as its independent consultant for a monthly fee of $10,000, effective upon the closing of the Company’s IPO and terminating on the three-year anniversary of the closing of the Company’s IPO. The Company may terminate the consulting agreement any time after the closing of the Company’s IPO upon providing three months advance notice. The total amount payable to Xylo as of December 31, 2025 and December 31, 2024 was $0

B. On July 31, 2023, the Company entered into a consulting agreement with Maris-Tech Ltd, pursuant to which Maris will serve as its independent consultant for a monthly fee of $10,000. The Chairman of the Board of Directors is also the Chairman of the Board of Directors of Maris-Tech. Either party may terminate the consulting agreement entirely with a 90-day prior written notice provided to the other party. In October 2023, the Company expanded the collaboration into the drones defense market with Maris, to develop a unified product, integrating safety technology and predictive maintenance. In addition, the Company will explore the possibility of enhancing the capabilities of its failure prediction and emergency safety system, utilizing the AI acceleration capabilities in Maris’s OEM products. The total amount payable to Maris-Tech as of December 31, 2024 was $47,000. The consulting agreement was terminated by the Company in December 2024 and will be ended effectively on March 31, 2025. The total amount payable to Maris-Tech Ltd as of December 31, 2025 was $0

C. On December 5, 2024, the Company entered into a reseller agreement with Jeffs’ Brands Ltd. (Nasdaq: JFBR) (“Jeffs’ Brands”) to distribute, market and sell the Company’s Products on Amazon. The Chairman of the Board of Directors and additional two directors serve as directors at Jeffs’ Brands. The company recognized $20,000 in revenue in the year ended December 31, 2025, which was fully paid.

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 18 — SEGMENT REPORTING

Segment information (ASC 280, establishes standards for reporting information about operating segments) is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment, as described in Note 1, specializing in the developments and sale pf autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility aircraft, as described in Note 1.

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

The table below summarizes the significant expense categories regularly reviewed by the chief operating decision maker for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Sales	$1,046,664	$932,154	$620,508
Cost of Sales (*)
Payroll and payroll related	232,284	188,740	40,602
Others	559,265	564,836	396,967

Research and Development expenses (*)
Payroll and payroll related	1,521,736	1,366,896	520,133
Material, subcontractors, consultants and other	750,569	745,807	108,045

Selling and Marketing expenses (*)
Payroll and payroll related	619,001	459,042	100,885
Professional services, tradeshows and others	956,635	616,306	383,313

General and Administrative expenses (*)
Payroll and payroll related	497,582	325,662	348,740
Professional services, facility related and other	2,000,225	2,018,139	1,110,241

Other segment items: (*)	(678,470)	5,700,956	1,382,961

Net loss	5,412,163	11,054,230	3,771,379

(*)	Excluding share-based payments, change in fair value of derivative warrants liabilities, depreciation, inventory obsolescence expenses, and finance income, and expenses that are included in other segment items

PARAZERO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS
(US dollars)

NOTE 19 — SUBSEQUENT EVENTS:

A.	On January 5, 2026, the Company completed a registered direct offering utilizing the Form F-3 with an institutional investor for the purchase and sale of 850,000 Ordinary Shares and 650,000 pre-funded warrants to purchase 650,000 Ordinary Shares at a price of $1.00 per Ordinary Share and $0.99999 per pre-funded warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $1.5 million. As of the date of these financial statements, the pre-funded warrants have been exercised in full into 650,000 Ordinary Shares.

B.	On January 5, 2026, the Board of Directors approved the grant of an aggregate of 15,131 options to purchase ordinary shares to an employee of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan.

C.	On January 12, 2026, the Company completed a registered direct offering utilizing the Form F-3 with an institutional investor for the purchase and sale of 1,000,000 Ordinary Shares and 1,000,000 pre-funded warrants to purchase 1,000,000 Ordinary Shares at a price of $1.00 per Ordinary Share and $0.99999 per pre-funded warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $2.0 million. As of the date of these financial statements, the pre-funded warrants have been exercised in full into 1,000,000 Ordinary Shares.

D.	On March 1, 2026, the Board of Directors approved the increase in the pool of shares reserved under the Plan by an additional 2,500,000 million Ordinary Shares. As a result, the total number of Ordinary Shares reserved for future issuance under the Plan increased to 5,610,156 Ordinary Shares.

E.	On March 1, 2026, the Board of Directors (following the approval of compensation committee) approved the grant of an aggregate of 1,779,693 restricted share units (“RSUs”) to certain Plan Participants, as defined in and subject to the terms of the Plan, which grants were made upon the filing a registration statement on March 2, 2026 covering the increase in the pool of available shares under the Plan. Some of these grants are subject to the approval of the Company’s shareholders. The RSUs vest quarterly in equal amounts over a period of 1- 3 years.

F.	On March 1, 2026, the Board of Directors approved the increase of Chairman’s monthly fee to $20,000, which is subject to the approval of the Company’s shareholders

G.	On March 1st 2026, the Board of Directors approved the grant of 463,487 options to CEO of the Company, subject to the approval of the Company’s shareholders. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. In the event of M&A all unvested options shall fully vest immediately, All the other terms of the grant of the options shall be as set forth in the Plan.

H.	On March 1, 2026, the Board of Directors approved the grant of an aggregate of 36,315 options to purchase ordinary shares to an employee of the Company. All options may be exercised within 5 years from the date of their grant and are subject to a four-year vesting schedule with a two-year cliff such that 50% of the options shall vest at the completion of two years from the approval of the grant by the Board of Directors, and afterward, 6.25% shall vest upon completion of each three month period of continuous employment or services for the remaining two-year vesting period. The exercise price of the options is $1.275 per ordinary share. All the other terms of the grant of the options shall be as set forth in the Plan.

I.	On March 24, 2026, the Company completed a registered direct offering utilizing the Form F-3 with institutional investors for the purchase and sale of 1,208,333 Ordinary Shares and 4,125,000 pre-funded warrants to purchase 4,125,000 Ordinary Shares at a price of $0.75 per Ordinary Share and $0.74999 per pre-funded warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per pre-funded warrant. The pre-funded warrants are immediately exercisable and may be exercised at any time until exercised in full. Aggregate gross proceeds to the Company were approximately $4.0 million. As of the date of these financial statements, the pre-funded warrants to purchase 85,000 Ordinary Shares have been exercised on a cashless basis.